Form 10-K, Exhibit 13
period 1993-12-31
MAXXAM INC
filed 1994-03-31
CIK 63814

                            MAXXAM Inc. and Subsidiaries
                   S e l e c t e d   F i n a n c i a l   D a t a


     The following summary of consolidated financial information for each of the five years ended December 31, 1993, is not reported upon herein by independent public accountants and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which are contained elsewhere herein.



                                                                  Years Ended December 31,
                                                       ----------------------------------------------
     (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)      1993     1992      1991     1990      1989
                                                       -------- --------  -------- --------  --------



     Consolidated statement of operations:
          Net sales                                    $2,031.1  $2,202.6 $2,254.5  $2,360.7 $2,423.3


          Operating income (loss)                        (96.1)    130.8     235.5     413.9    468.8
          Income (loss) before extraordinary item
               and cumulative effect of changes in
               accounting principles                    (131.9)     (7.3)     57.5     144.4    116.8

          Extraordinary item, net                        (50.6)        -         -      17.5        -

          Cumulative effect of changes in
               accounting principles, net               (417.7)        -         -         -        -
          Net income (loss)                             (600.2)     (7.3)     57.5     161.9    116.8

          Per common and common equivalent share --
               primary:
               Income (loss) before extraordinary
                    item and cumulative effect of
                    changes in accounting
                    principles                          (13.95)     (.77)     6.08     15.19    12.97

               Extraordinary item, net                   (5.35)        -         -      1.84        -
               Cumulative effect of changes in
                    accounting principles, net          (44.17)        -         -         -        -
               Net income (loss)                        (63.47)     (.77)     6.08     17.03    12.97

          Per common and common equivalent share --
               fully diluted:
               Income before extraordinary item and
                    cumulative effect of changes in
                    accounting principles                                                       12.46

               Net income                                                                       12.46








     Consolidated balance sheet at end of period:
          Total assets                                 3,572.0   3,198.8   3,215.0   3,027.5  3,183.2

          Long-term debt                               1,567.9   1,592.7   1,551.9   1,445.5  1,551.2
          Stockholders  equity (deficit)                (167.9)    443.9     459.6     395.3    233.1

          Stockholders  equity (deficit) per
               common and common equivalent share       (17.91)    47.34     49.12     42.49    25.07
     Cash dividends declared                                 -         -         -         -        -


                            MAXXAM Inc. and Subsidiaries
                      Management s Discussion and Analysis of
                   Financial Condition and Results of Operations



     RESULTS OF OPERATIONS

     The Company operates in three industries: aluminum, through its majority owned subsidiary, Kaiser Aluminum Corporation ("Kaiser"), a fully integrated aluminum producer; forest products, through MAXXAM Group Inc. ("MGI") and its wholly owned subsidiaries; and real estate management and development, principally through MAXXAM Property Company and various other wholly owned subsidiaries. The Company has restated its presentation of the results of operations for its forest products group and other items not directly related to industry segments as a result of the Forest Products Group Formation described in
     Note 1 to the Company s Consolidated Financial Statements. The following should be read in conjunction with the Company s Consolidated Statement of Operations for the years ended December 31, 1993, 1992 and 1991, contained elsewhere herein.

     ALUMINUM OPERATIONS

     The following table presents selected operational and financial information for the three-year period ended December 31, 1993, with respect to Kaiser s operations. Kaiser s operating results are sensitive to changes in prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Kaiser, through its principal subsidiary Kaiser Aluminum & Chemical Corporation ("KACC"), operates in two business segments: bauxite and alumina, and aluminum processing. Aluminum operations account for a significant portion of the Company s revenues and operating results.



                                                                           Years Ended December 31,
                                                                    -------------------------------------
     (IN MILLIONS OF DOLLARS, EXCEPT SHIPMENTS AND PRICES)              1993         1992         1991
                                                                     -----------  -----------  -----------


     Shipments(1):
          Alumina                                                     1,997.5      2,001.3      1,945.9
          Aluminum products:
               Primary aluminum                                         242.5        355.4        340.6
               Fabricated products                                      373.2        343.6        314.2
                                                                     --------      -------      -------
                    Total aluminum products                             615.7        699.0        654.8
                                                                     ========      =======      =======

     Average realized sales price:
          Alumina (per ton)                                              $169         $195         $240
          Primary aluminum (per pound)                                    .56          .66          .72

     Net sales:
          Bauxite and alumina:
               Alumina                                                 $338.2       $390.8       $466.5
               Other(2)(3)                                               85.2         75.7         84.3
                                                                     --------      -------      -------
                    Total bauxite and alumina                           423.4        466.5        550.8
                                                                     --------      -------      -------

          Aluminum processing:
               Primary aluminum                                         301.7        515.0        538.5
               Fabricated products                                      981.4        913.7        898.9
               Other(3)                                                  12.6         13.9         12.6
                                                                     --------      -------      -------
                    Total aluminum processing                         1,295.7      1,442.6      1,450.0
                                                                     --------      -------      -------
          Total net sales                                            $1,719.1     $1,909.1     $2,000.8
                                                                     ========      =======      =======

     Operating income (loss)                                          $(117.4)       $91.6       $216.4
                                                                     ========      =======      =======


     Income (loss) before income taxes, minority interests,
          extraordinary item and cumulative effect of changes in
          accounting principles                                       $(201.7)       $33.8       $154.0
                                                                     ========      =======      =======
     Capital expenditures                                              $67.7        $114.4       $118.1
                                                                     ========      =======      =======

     (1)Shipments are expressed in thousands of metric tons.  A metric ton is equivalent to 2,204.6 pounds.
     (2)Includes net sales of bauxite.
     (3)Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

     Net Sales
     Bauxite and alumina. Net sales of bauxite and alumina to third parties were $423.4 million in 1993 compared to $466.5 million in 1992 and $550.8 million in 1991. Revenue from alumina decreased 13% to $338.2 million in 1993 from $390.8 million in 1992 because of lower average realized prices. Revenue from alumina decreased 16% to $390.8 million in 1992 from $466.5 million in 1991 as significantly lower average realized prices more than offset a 3% increase in alumina shipments, which was principally attributable to increased production at all three of Kaiser's alumina refineries. The remainder of the segment's sales revenues were from sales of bauxite, which remained about the same throughout the three years, and the portion of sales of alumina attributable to the minority interest in the Alumina Partners of Jamaica ("Alpart").

     Aluminum processing. Net sales to third parties for the aluminum processing segment were $1,295.7 million in 1993 compared to $1,442.6 million in 1992 and $1,450.0 million in 1991. The bulk of the segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder due to the portion of sales of primary aluminum attributable to the minority interest in Volta Aluminium Company Limited.

     Revenue from primary aluminum decreased 41% to $301.7 million in 1993 from $515.0 million in 1992 because of lower shipments and lower average realized prices. Shipments of primary aluminum to third parties were approximately 39% of total aluminum products shipments in 1993 compared to approximately 51% in 1992. Revenue from primary aluminum decreased 4% to $515.0 million in 1992 from $538.5 million in 1991, as an 8% decrease in average realized prices more than offset a 4% increase in primary aluminum shipments. Shipments of primary aluminum to third parties were approximately 51% of total aluminum products shipments in 1992 compared to approximately 52% in 1991.

     Revenue from fabricated aluminum products increased 7% to $981.4 million in 1993 compared to $913.7 million in 1992, principally due to increased shipments of most fabricated aluminum products, partially offset (to a lesser extent) by a decrease in average realized prices of most of these products. Revenue from fabricated aluminum products increased 2% to $913.7 million in 1992 compared to $898.9 million in 1991, primarily because lower average realized prices were more than offset by a 9% increase in shipments of fabricated aluminum products.

     Operating Income (Loss)
     Operating losses in 1993 were $117.4 million, compared to operating income of $91.6 million in 1992 and $216.4 million in 1991. In the fourth quarter of 1993, Kaiser recorded pre-tax charges of $35.8 million relating to the restructuring of aluminum operations (see "-- Aluminum processing") and approximately $19.4 million and $29.0 million in the fourth quarter of 1993 and 1992, respectively, because of reductions in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated products. Kaiser's corporate general and administrative expenses of $72.6 million, $77.6 million and $84.2 million in 1993, 1992 and 1991, respectively, were allocated by the Company to the bauxite and alumina and aluminum processing segments based upon those segments' ratio of sales to unaffiliated customers.

     Bauxite and alumina. Operating losses for the bauxite and alumina segment were $20.1 million in 1993, compared to operating income of $44.6 million in 1992 and $127.7 million in 1991. In 1993 compared to 1992, operating income was adversely affected principally due to a decrease in average realized prices for alumina, which more than offset above-market prices for virtually all of its excess alumina sold forward in prior periods under long-term contracts. In 1992 compared to 1991, operating income was adversely affected by a decrease in average realized prices for alumina, which more than offset higher alumina shipments and above-market prices for significant quantities of alumina sold forward in prior periods under long-term contracts.

     Aluminum processing. Operating losses for the aluminum processing segment were $97.3 million in 1993, compared to operating income of $47.0 million in 1992 and $88.7 million in 1991. In 1993 compared to 1992, operating income was adversely affected due principally to reduced shipments and lower average realized prices of primary aluminum products which more than offset increased shipments of fabricated products. In 1993, KACC implemented a restructuring plan for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock markets and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. Additionally, KACC implemented a plan to discontinue its casting operations, which include three facilities located in Ohio. This entire restructuring is expected to be completed by the end of 1995 and will affect approximately 670 employees. The pre-tax charge for this restructuring of $35.8 million includes $25.2 million for pension, severance and other termination benefits; $4.7 million for a writedown of the casting facilities to their net realizable value; $3.3 million for the estimated losses of the casting facilities to the expected date of closure or sale; and $2.6 million relating to a variety of other items. The Trentwood restructuring is expected to result in annual cost savings of at least $50.0 million after it has been fully implemented. Other contributing factors were lower production at Kaiser's smelters in the Pacific Northwest in 1993 as a result of the removal of three reduction potlines from production at those smelters in January 1993 in response to the Bonneville Power Administration's (the "BPA") reduction during the first quarter of 1993 of the amount of power it normally provides to Kaiser, and the increased cost of substitute power in such quarter. In 1993, Kaiser's average realized price from sales of primary aluminum was approximately $.56 per pound, compared to the average Midwest U.S. transaction price of approximately $.54 per pound during such period. Operating income in 1992 was adversely affected by a decrease in average realized prices for primary aluminum and most fabricated aluminum products, partially offset by increased shipments. In 1993, 1992 and 1991, Kaiser realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts. Income (Loss) Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles
     Losses before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles in 1993 were $201.7 million, compared to income of $33.8 million in 1992. This decrease resulted from the operating losses previously described and approximately $10.8 million of other pre-tax charges, principally related to establishing additional litigation and environmental reserves.

     Income before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles in 1992 was $33.8 million, compared to $154.0 million in 1991. This decrease resulted from the lower operating income previously described. Investment, interest and other income remained about the same in 1992 and 1991, as approximately $14.0 million of income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter of 1992 approximately equaled the receipt of a $12.0 million fee in the first quarter of 1991 from the Company's minority partner in Alpart in consideration for the execution of an expansion agreement for the Alpart alumina refinery.

     As described in Note 1 to the Consolidated Financial Statements, Kaiser's cumulative losses in the first and second quarter of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6 to the Consolidated Financial Statements, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7 to the Consolidated Financial Statements). The Company will record 100% of Kaiser's losses and profits until such time as the losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

     Information concerning net sales, operating income (loss) and assets attributable to certain geographic areas and industry segments is set forth in Note 11 to the Consolidated Financial Statements.

     FOREST PRODUCTS OPERATIONS

     The Company's forest products operations are conducted by MGI through its principal operating subsidiaries, The Pacific Lumber Company ("Pacific Lumber") and Britt Lumber Co., Inc. ("Britt").


                                                                  Years Ended December 31,
                                                             ----------------------------------
     (IN MILLIONS OF DOLLARS, EXCEPT SHIPMENTS AND PRICES)      1993          1992         1991
                                                             ----------    ---------      -----


     Shipments:
          Lumber(1):
               Redwood upper grades                             68.3         76.6       86.7
               Redwood common grades                           184.7        193.9      197.2
               Douglas-fir upper grades                         10.7         10.2       11.7
               Douglas-fir common grades                        46.4         56.0       37.8
                                                              ------       ------    -------
               Total lumber                                    310.1        336.7      333.4
                                                              ======       ======     ======
          Logs(2)                                               18.6        19.1        14.5
                                                              ======       ======    =======
          Wood chips(3)                                        156.8        202.7      168.4
                                                              ======       ======    =======

     Average sales price:
          Lumber(4):
               Redwood upper grades                           $1,275       $1,141     $1,085
               Redwood common grades                             469          427        347
               Douglas-fir upper grades                        1,218        1,125      1,033
               Douglas-fir common grades                         447          298        262
          Logs(4)                                                704          366        373
          Wood chips(5)                                           81           83         79

     Net sales:
          Lumber, net of discount                             $202.6       $194.2     $180.2
          Logs                                                  13.1          7.0        5.4
          Wood chips                                            12.7         16.9       13.4
          Cogeneration power                                     3.8          3.7        4.8
          Other                                                  1.3          1.6        1.9
                                                              ------       ------    -------
               Total net sales                                $233.5       $223.4     $205.7
                                                              ======       ======    =======
     Operating income                                          $54.3        $64.1      $55.3
                                                              ======       ======    =======

     Loss before income taxes, minority interests,
          extraordinary item and cumulative effect of
          changes in accounting principles                    $(17.7)      $(28.4)    $(31.8)
                                                              ======      =======    =======
     Capital expenditures                                      $11.1         $8.7       $6.4
                                                              ======      =======    =======


     (1)Lumber shipments are expressed in millions of board feet.
     (2)Log shipments are expressed in millions of board feet, net Scribner scale.
     (3)Wood chip shipments are expressed in thousands of bone dry units of 2,400 pounds.
     (4)Dollars per thousand board feet.
     (5)Dollars per bone dry unit.

     Shipments
     Lumber shipments to third parties in 1993 were 310.1 million board feet, a decrease of 8% from 336.7 million board feet in 1992. This decrease was attributable to a 5% decrease in redwood common lumber shipments, a 14% decrease in shipments of Douglas-fir lumber and an 11% decrease in shipments of upper grade redwood lumber. The Company believes the decrease in total lumber shipments was caused primarily by a decline in construction related activity resulting from weak economic conditions in the Western region of the United States and, to a lesser extent, by the difficulties related to weather conditions in the West and Midwestern United States during 1993. Log shipments in 1993 were 18.6 million feet (net Scribner scale), a decrease of 3% from 19.1 million feet in 1992.

     Lumber shipments to third parties in 1992 of 336.7 million board feet increased 1% from 333.4 million board feet in 1991. This increase was attributable to a 48% increase in common grade Douglas-fir shipments, partially offset by a 12% decrease in upper grade redwood shipments and a 2% decrease in shipments of redwood common lumber. During the second quarter of 1992, Pacific Lumber experienced lumber production delays attributable to the earthquake and aftershocks which struck Humboldt County, California in April. The earthquake and related aftershocks disabled, for a period of approximately six weeks, a large number of the kilns used to dry the upper grade redwood lumber and the sawmill which produces a significant portion of Pacific Lumber's upper grade redwood lumber. Pacific Lumber initiated additional shifts at two of its other sawmills in order to minimize the impact of the lost production. The increased production at one of the sawmills was predominantly from Douglas-fir logs that had recently been salvaged from an area that experienced a forest fire in 1990. These factors resulted in substantially increased shipments of Douglas-fir lumber and the decline in shipments of redwood lumber discussed above. Log shipments in 1992 of 19.1 million feet increased 32% from 14.5 million feet in 1991. The increase in log shipments resulted primarily from the sale, to unaffiliated parties during the second quarter of 1992, of certain logs salvaged from the 1990 forest fire that were not of a suitable quality for Pacific Lumber's sawmills.

     Net Sales
     Revenues from net sales for 1993 increased by approximately 5% from 1992. This increase was principally due to a 12% increase in the average realized price of upper grade redwood lumber, a 10% increase in the average realized price of redwood common lumber, a 92% increase in the average realized price of log sales and a 50% increase in the average realized price of common grade Douglas-fir lumber, partially offset by decreased shipments of lumber and logs, as previously discussed, and decreased sales of wood chips. The decrease in sales of wood chips resulted from the closure of a pulp mill by one of Pacific Lumber's customers.

     Revenues from net sales for 1992 increased by approximately 9% from 1991. This increase was principally due to a 23% increase in the average realized price of redwood common lumber, higher shipments of common grade Douglas-fir lumber, a 5% increase in the average realized price of upper grade redwood lumber, increased sales of wood chips, a 14% increase in the average realized price of common grade Douglas-fir lumber and higher log shipments, partially offset by lower shipments of upper and common grades of redwood lumber and lower sales of electrical power resulting from damage sustained by Pacific Lumber's cogeneration facility during the earthquake and aftershocks in April 1992.

     Operating Income
     Operating income for 1993 decreased by approximately 15% as compared to 1992. This decrease was primarily due to the additional cost of logs purchased from third parties, lower shipments of high margin wood chips and higher overhead costs, partially offset by the increase in sales of lumber and logs, as previously discussed. The Company arranged for the purchase of a significant number of logs earlier in the year in response to concerns regarding inclement weather conditions hindering logging activities on the Company's timberlands during the first five months of 1993. The cost associated with the purchase of logs from third parties significantly exceeds the Company's cost to harvest its own timber. As a result of the Company's last-in, first-out (LIFO) methodology of accounting for inventories, a substantial portion of the additional cost associated with the purchased logs was charged to cost of sales in the third quarter of 1993. Cost of goods sold for 1992 was reduced by a $3.3 million business interruption insurance claim as a result of the April 1992 earthquake. The business interruption insurance claim represents partial compensation for the added costs and lower realized gross margins on lumber sales, primarily due to lost production capacity of Pacific Lumber's drying kilns as described above under "Shipments." Cost of goods sold for 1993 includes a reduction of $1.2 million reflecting an additional business interruption insurance claim.

     Operating income for 1992 increased by approximately 16% as compared to 1991. This increase was principally attributable to the factors impacting shipments and sales, as previously discussed. Cost of goods sold for 1991 reflects a benefit of $3.3 million due to a reduction of Pacific Lumber's LIFO inventories.

     Cost of goods sold as a percentage of sales was approximately 58%, 51% and 50% for 1993, 1992 and 1991, respectively. The increase for 1993 reflects the impact of purchased logs as discussed above. Logging costs have increased primarily due to the harvest of smaller diameter logs and, to a lesser extent, compliance with environmental regulations relating to the harvesting of timber and litigation costs incurred in connection with certain timber harvesting plans filed by Pacific Lumber. See "--Trends."During the past few years, the Company has significantly increased its production of manufactured lumber products by assembling knot-free pieces of common grade lumber into wider and longer pieces in the Company's end and edge glue plant. This manufactured lumber results in a significant increase in lumber recovery and produces a standard size upper grade product which is sold at a premium price compared to common grade products of similar dimensions. The Company has instituted a number of measures at its sawmills during the past several years designed to enhance the efficiency of its operations such as expansion of its manufactured lumber facilities and other improvements in lumber recovery, automated lumber handling and the modification of its production scheduling to increase cogeneration power revenues.

     Loss Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles
     The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles decreased for 1993 as compared to 1992 due to an increase in investment, interest and other income and a decrease in interest expense, partially offset by the decrease in operating income. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles decreased for 1992 as compared to 1991, primarily due to the increase in operating income and a decrease in interest expense. Investment, interest and other income for 1993 includes net gains on marketable securities of $6.7 million. Investment, interest and other income for 1992 includes estimated minimum insurance recoveries of $1.6 million for earthquake damage incurred in April 1992. Investment, interest and other income for 1991 includes a pre-tax gain of $4.0 million resulting from the sale of Pacific Lumber's San Mateo County, California timberlands in June 1991 for $7.5 million. Interest expense decreased in 1993 as compared to 1992 due to lower interest rates resulting from the refinancing of the Company's long-term debt during 1993. See "--Financial Condition and Investing and Financing Activities."Interest expense decreased in 1992 as compared to 1991 primarily due to the repurchase of $15.5 million principal amount of long-term debt in 1991 (see Note 4 to the Consolidated Financial Statements).

     REAL ESTATE OPERATIONS



                                                             Years Ended December 31,
                                                          ------------------------------
     (IN MILLIONS OF DOLLARS)                                1993      1992      1991
                                                           --------  --------  --------

     Net sales                                             $78.5     $70.1   $48.0

     Operating loss                                        (13.5)     (9.3)    (18.8)
     Income (loss) before income taxes, minority
          interests, extraordinary item and cumulative
          effect of changes in accounting principles        38.1      (5.2)    (21.8)

     Net Sales
     Net sales for 1993 were $78.5 million, an increase of 12% from $70.1 million in 1992. This increase was primarily due to revenues associated with the real properties purchased from the Resolution Trust Corporation ("RTC") in June 1991. Net sales for 1992 increased 46% from $48.0 million in 1991. This increase was primarily due to revenues associated with the real properties purchased from the RTC, together with an increase in sales at the Company's Palmas del Mar development in Puerto Rico ("Palmas").

     Operating Loss
     The operating loss for 1993 was $13.5 million, an increase of $4.2 million from 1992. This increase was primarily due to a $5.9 million writedown of certain of the Company's nonstrategic real estate holdings to their estimated net realizable value in the first quarter of 1993, partially offset by improved operations at the multi-family properties purchased from the RTC. The operating loss for 1992 was $9.3 million, a decrease of $9.5 million from 1991. This decrease was primarily attributable to the increase in net sales, along with lower allocations of general and administrative expenses associated with the Company's real estate development operations.

     Income (Loss) Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles
     Income before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1993 was $38.1 million, an increase of $43.3 million from 1992. This increase was primarily due to an increase in investment, interest and other income and a decrease in interest expense, offset by the increased operating losses discussed above. Investment, interest and other income for 1993 includes the sale of sixteen multi-family real estate properties from the RTC portfolio in December 1993 for $113.6 million, resulting in a pre-tax gain of $47.8 million. Also included in investment, interest and other income for 1993 are the sales of two other real properties and three loans from the RTC portfolio resulting in pre-tax gains of $5.1 million. Interest income decreased for 1993 as compared to 1992 due to the loan sales and the Company's acquisition of properties that were collateral for certain loans.

     The decrease in interest expense for 1993 as compared to 1992 resulted from lower interest rates and repayments on the debt related to the RTC portfolio. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1992 was $5.2 million, a decrease of $16.6 million from 1991. This decrease was primarily attributable to the improved operating results discussed above and an increase in investment, interest and other income, offset by increased interest expense. Investment, interest and other income for 1992 includes the sale of six real properties and four loans from the RTC portfolio resulting in pre-tax gains of $6.7 million. The increase in interest expense for 1992 as compared to 1991 is attributable to the debt incurred in connection with the purchase of the RTC portfolio in June 1991.

     OTHER ITEMS NOT DIRECTLY RELATED TO INDUSTRY SEGMENTS



                                                             Years Ended December 31,
                                                          ------------------------------
     (IN MILLIONS OF DOLLARS)                                1993      1992      1991
                                                          --------- --------- ---------

     Operating loss                                        $(19.5)   $(15.6)   $(17.4)

     Loss before income taxes, minority interests,
          extraordinary item and cumulative effect of
          changes in accounting principles                  (30.1)    (13.4)    (33.0)


     Operating Loss
     The operating losses represent corporate general and administrative expenses that are not allocated to the Company's industry segments. The operating loss for 1993 was $19.5 million, an increase of $3.9 million from 1992. This increase was primarily due to a $6.5 million charge related to litigation contingencies. The operating loss for 1992 was $15.6 million, a decrease of $1.8 million from 1991. This decrease was primarily due to lower overhead costs.

     Loss Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles
     The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles includes operating losses, investment, interest and other income and interest expense, including amortization of deferred financing costs, that are not allocated to the Company's industry segments. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1993 was $30.1 million, an increase of $16.7 million from 1992. This increase was primarily due to lower investment, interest and other income and the increased operating losses discussed above. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1992 was $13.4 million, a decrease of $19.6 million from 1991. This decrease was primarily due to lower interest expense resulting from lower debt and interest rates, $5.1 million in other income resulting from a non-recurring adjustment to previously recorded accruals in the first quarter of 1992 and the reduced operating losses as previously described.

     Minority Interests
     Minority interests represent the minority stockholders' interest in the Company's aluminum operations.

     Extraordinary Item
     The refinancing activities of KACC and Pacific Lumber in the first quarter of 1993 and MGI in the third quarter of 1993, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $50.6 million, net of benefits for minority interests of $2.8 million and income taxes of $27.5 million. The extraordinary loss consists primarily of the respective tender and redemption premiums paid and the write-off of unamortized discount and deferred financing costs on the KACC 14 1/4% Senior Subordinated Notes, Pacific Lumber's 12%
     Series A Senior Notes, 12.2% Series B Senior Notes and 12 1/2%
     Senior Subordinated Debentures (referred to collectively as the "Old Pacific Lumber Securities") and the MGI 12 3/4% Notes.

     Cumulative Effect of Changes in Accounting Principles
     As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") as more fully described in Notes 5 and 6 to the Consolidated Financial Statements. The cumulative effect of the change in accounting principle for the adoption of SFAS 109 increased results of operations by $26.6 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 reduced results of operations by $437.9 million, net of related benefits for minority interests of $63.6 million and income taxes of $236.8 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 reduced results of operations by $6.4 million, net of related benefits for minority interests of $1.0 million and income taxes of $3.4 million. The new accounting methods have no effect on the Company's cash outlays for postretirement and postemployment benefits, nor will the cumulative effect of the changes in accounting principles affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

     FINANCIAL CONDITION AND INVESTING AND FINANCING ACTIVITIES

     During 1993 and through February 17, 1994, subsidiaries of the Company's Aluminum Operations and Forest Products Operations completed a number of transactions designed to enhance their liquidity and significantly extend their debt maturities. Collectively, these transactions included public offerings for approximately $1.4 billion of debt securities, approximately $210 million of additional equity capital and the replacement of approximately $280 million of revolving credit facilities. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

     The Company's consolidated indebtedness decreased $57.7 million to $1,606.2 million at December 31, 1993 from $1,663.9 million at December 31, 1992. The decrease is due to KACC's prepayment of the remaining amounts outstanding on its Term Loan under the 1989 Credit Agreement (as defined below), the reduction of the outstanding borrowings on the revolving credit facility of the 1989 Credit Agreement with the proceeds it received from Kaiser's sale of Depositary Shares (as defined below) and principal payments made in connection with sales of real estate, partially offset by increased indebtedness incurred by Kaiser, Pacific Lumber and MGI as a result of their recent refinancings.

     PARENT COMPANY

     The Company conducts its operations primarily through its subsidiaries. Creditors of and holders of minority interests in subsidiaries of the Company have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company, including the holders of the Company's public debt. As of December 31, 1993, the indebtedness of the subsidiaries and the minority interests reflected on the Company's Consolidated Balance Sheet were $1,555.5 million and $224.3 million, respectively. Certain of the Company's subsidiaries, principally Kaiser and MGI, are restricted by their various debt agreements as to the amount of funds that can be paid in the form of dividends or loaned to the Company. KACC's 1994 Credit Agreement (as defined below) and the indentures governing KACC's 9 7/8% Senior Notes due 2002 (the "KACC Senior Notes") and 12 3/4% Senior Subordinated Notes due 2003 (the "KACC Notes") contain covenants which, among other things, limit Kaiser's ability to pay cash dividends and restrict transactions between Kaiser and its affiliates. Under the most restrictive of these covenants, Kaiser is not currently permitted to pay dividends on its common stock. The indenture governing MGI's 11 1/4% Senior Secured Notes due 2003 (the "MGI Senior Notes") and 12 1/4% Senior Secured Discount Notes due 2003 (the "MGI Discount Notes" and together with the MGI Senior Notes, the "MGI Notes") contains various covenants which, among other things, limit the payment of dividends and restrict transactions between MGI and its affiliates. At December 31, 1993, under the most restrictive of these covenants, no dividends may be paid by MGI. Under the most restrictive covenants governing debt of the Company's real estate subsidiaries, approximately $24.0 million could be paid as of December 31, 1993.

     On October 13, 1993, Kaiser filed a registration statement with the Securities and Exchange Commission for the sale to the public of the 2,132,950 Depositary Shares the Company exchanged for a $15.0 million promissory note issued by KACC which evidenced a $15.0 million cash loan made by MGI to KACC in January 1993 (the "MGI Loan"), as described below. The registration statement was declared effective by the Securities and Exchange Commission on November 15, 1993. The Company may consummate the sale of all or any portion of such Depositary Shares at any time. On March 1, 1994, the New York Stock Exchange reported the closing price of Depositary Shares as $8.50 per share. The Company intends to use the net proceeds from the sale of the Depositary Shares for general corporate purposes.

     Contemporaneously with the issuance of the MGI Notes (see "--Forest Products Operations"), MGI (i) transferred to the Company
     50 million common shares of Kaiser held by a subsidiary of MGI, representing MGI's (and the Company's) entire interest in Kaiser's common stock, (ii) transferred to the Company 60,075 shares of the Company common stock held by a subsidiary of MGI,
     (iii) transferred to the Company certain notes receivable, long-term investments, and other assets, each net of related liabilities, collectively having a carrying value to MGI of approximately $1.1 million and (iv) exchanged with the Company 2,132,950 Depositary Shares (acquired by MGI from Kaiser in exchange for the MGI Loan), such exchange being in satisfaction of a $15.0 million promissory note evidencing a cash loan made by the Company to MGI in January 1993. On the same day, the Company assumed approximately $17.5 million of certain liabilities of MGI that were unrelated to MGI's forest products operations or were related to operations which have been disposed of by MGI. On
     August 4, 1993, the Company pledged 28 million shares of the Kaiser common stock as collateral for the MGI Notes.
     Additionally, on September 28, 1993, MGI transferred its interest in Palmas to the Company.

     MGI used a portion of the net proceeds from the sale of the MGI Notes to retire the entire outstanding balance of its 12 3/4% Notes at 101% of their principal amount, plus accrued interest through November 14, 1993. MGI used the remaining portion of the net proceeds from the sale of the MGI Notes, together with a portion of its existing cash resources, to pay a $20.0 million dividend to the Company. The Company used such proceeds to redeem, on August 20, 1993, $20.0 million aggregate principal amount of its 14% Senior Subordinated Reset Notes due 2000 (the "Reset Notes") at 100% of their principal amount plus accrued interest thereon. The Company incurred a pre-tax extraordinary loss associated with the early retirement of the 12 3/4% Notes and the redemption of $20.0 million aggregate principal amount of the Reset Notes of approximately $9.8 million.

     On July 8, 1993, MAXXAM became the general partner in a Class 1 thoroughbred and quarter horse racing track currently under construction on approximately 240 acres of land northwest of Houston. Financing for the track was completed through a private placement of $75.0 million aggregate principal amount of 11 3/4% Senior Secured Notes due 1999, along with a $9.1 million investment, representing an equity interest of approximately 29.7%, from MAXXAM. The track is the first of its type in Texas and is expected to be operating by spring of 1994. Certain affiliated parties of the Company, including Mr. Charles E. Hurwitz, President and Chief Executive Officer of the Company, collectively hold less than an 11% equity interest in the facility.

     In November 1991, MGI issued $150.0 million aggregate principal amount of the 12 3/4% Notes, due November 15, 1995, at 99% of their face amount. MGI used a portion of the proceeds from the sale of the 12 3/4% Notes to pay a $30.9 million cash dividend to the Company, which together with a portion of the Company's existing cash resources enabled the Company to redeem its 14 1/4% Senior Subordinated Notes. The remaining proceeds from the sale of the 12 3/4% Notes together with a portion of MGI's existing cash resources (a portion of which was obtained from Kaiser through Kaiser's initial public offering of its common stock as described below) were used to redeem MGI's 13 5/8% Senior Subordinated Notes.

     As of December 31, 1993, the Company (excluding its aluminum, forest products and real estate subsidiary companies) had cash and marketable securities of approximately $53.6 million. Interest and sinking fund obligations with respect to parent company indebtedness will aggregate approximately $10 million per year in 1994 and 1995. Although there are no restrictions on the Company's ability to pay dividends on its capital stock, the Company has not paid any dividends for a number of years and has no present intention to pay dividends in the foreseeable future.The Company believes that its existing cash and marketable securities (excluding its aluminum, forest products and real estate subsidiaries) together with the funds available to it will be sufficient to fund its working capital requirements.

     ALUMINUM OPERATIONS

     On a pro forma basis, after giving effect to the refinancing transactions completed on February 17, 1994 as described below, Kaiser and its subsidiaries would have had consolidated working capital of $389.4 million and long-term debt of $755.7 million
     (net of current maturities). The offering of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES"), the concurrent issuance of the KACC Senior Notes and the replacement of the 1989 Credit Agreement on February 17, 1994 completed the final steps of a comprehensive refinancing plan which Kaiser began in January 1993 which extended the maturities of Kaiser's outstanding indebtedness, enhanced its liquidity and raised new equity capital. Kaiser anticipates that cash flows from operations and borrowings under available sources of financing will be sufficient to satisfy its debt service and capital expenditures requirements through at least December 31, 1995.

     On February 17, 1994, Kaiser and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), Bank of America National Trust and Savings Association and certain other lenders (the "1994 Credit Agreement"). The 1994 Credit Agreement replaced the credit agreement entered into in December 1989 by Kaiser and KACC with a syndicate of commercial banks and other financial institutions
     (as amended, the "1989 Credit Agreement") and consists of a $250.0 million five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $250.0 million or a borrowing base relating to eligible accounts receivable and inventory. As of February 24, 1994, KACC had $67.4 million of letters of credit outstanding under the 1994
     Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by Kaiser and by all significant subsidiaries of KACC which were guarantors of KACC's obligations under the 1989 Credit Agreement. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to (i) a Reference
     Rate plus 1 1/2% or (ii) LIBOR plus 3 1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994
     Credit Agreement may be reduced by up to 1 1/2% (non-cumulatively) based upon a financial test, determined quarterly.
     KACC will record a pre-tax extraordinary loss of approximately
     $8.3 million in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement.

     The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay common stock dividends, undertake transactions with affiliates, make capital expenditures and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries;
     (iii) a pledge of all the stock of KACC owned by Kaiser and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates.

     Concurrent with the offering of the PRIDES on February 17, 1994, KACC issued $225.0 million of the KACC Senior Notes. The net proceeds from the offering of the KACC Senior Notes were used to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

     On February 17, 1994, Kaiser consummated a public offering for the sale of 8,000,000 shares of its PRIDES. The net proceeds from the sale of the PRIDES were approximately $90.6 million.
     Kaiser used $30.0 million of such net proceeds to make a non-interest bearing loan to KACC (evidenced by a note) which is designed to provide sufficient funds to make the required dividend payments on the PRIDES until December 31, 1997 (the
     "PRIDES Mandatory Conversion Date") and $60.6 million of such net proceeds to make a capital contribution to KACC. In connection with the PRIDES offering, Kaiser granted the underwriters an over allotment option for up to 1,200,000 of such shares. Each share of PRIDES is convertible into one share of Kaiser's common stock
     (or a fraction thereof as described in Note 7 to the Consolidated Financial Statements); however, Kaiser may call for the redemption of all or any portion of the outstanding PRIDES during the period from December 31, 1996 to the PRIDES Mandatory
     Conversion Date. In addition, the holders of the PRIDES have the option to convert their shares at any time prior to the PRIDES Mandatory Conversion Date. The PRIDES call for the payment of quarterly dividends of approximately $1.9 million ($.2425 per share).

     On June 30, 1993, Kaiser issued 17,250,000 of $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, Kaiser issued an additional 2,132,950 of its Depositary Shares to MGI in exchange for the MGI Loan. Kaiser used approximately $81.5 million of the net proceeds it received from the sale of the Depositary Shares together with the MGI Loan to make a capital contribution to KACC, and $37.8 million of the net proceeds it received from the sale of the Depositary Shares to make a non-interest bearing loan to KACC which is designed to provide sufficient funds to make the required dividend payments on the Series A Shares until June 30, 1996 (the "Series A Shares Mandatory Conversion Date"). KACC used approximately $13.7 million of such funds to prepay the remaining balance of the Term Loan under the 1989 Credit Agreement and $105.6 million of such funds to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement. Each Depositary Share is convertible into one share of Kaiser's common stock (or a fraction thereof as described in Note 7 to the Consolidated Financial Statements); however, Kaiser may call for the redemption of all or any portion of the outstanding Depositary Shares prior to the Series A Shares Mandatory Conversion Date. The Depositary Shares call for the payment of quarterly dividends (when and as declared by Kaiser's Board of Directors) of approximately $3.2 million ($.1625 per share).

     As a result of the issuance of the PRIDES and the Depositary
     Shares, the Company's voting interest in Kaiser decreased from approximately 87.2% to approximately 61% on a fully diluted basis.

     On February 1, 1993, KACC issued $400.0 million of the KACC Notes. The net proceeds from the sale of the KACC Notes were used to retire the KACC 14 1/4% Senior Subordinated Notes, to prepay $18.0 million of the Term Loan under KACC's 1989 Credit Agreement and to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement. The obligations of KACC with respect to the KACC Notes and the KACC Senior Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC.

     The indentures governing the KACC Senior Notes and the KACC Notes contain, among other things, restrictions on KACC's ability to incur debt, undertake transactions with affiliates and pay dividends. The declaration and payment of dividends by Kaiser and KACC with respect to shares of their common stock is subject to certain covenants contained in the 1994 Credit Agreement; currently, such covenants do not permit Kaiser or KACC to pay any dividends on their common stock. The declaration and payment of dividends by Kaiser with respect to the Depositary Shares and the PRIDES are expressly permitted by the terms of the 1994 Credit Agreement to the extent Kaiser receives payments on the respective intercompany notes established in connection with the issuance of the Depositary Shares and the PRIDES or certain other permitted distributions from KACC.

     In July 1991, Kaiser consummated an initial public offering of
     7.25 million shares of its common stock at a price of $14.00 per share. The 7.25 million shares represented approximately a 12.7% interest in Kaiser. Kaiser received approximately $93.2 million, net of related offering costs, from the sale. Seventy-five percent of the net proceeds were used to prepay certain notes together with accrued interest thereon to MGI, and the remaining 25% was used to prepay a portion of the indebtedness under Kaiser's 1989 Credit Agreement.

     In December 1991, Alpart entered into a $60.0 million loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's Industrial Revenue bonds. Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities and to pay certain costs of issuance. Alpart's obligations under the loan agreement are secured by a $64.2 million letter of credit severally guaranteed by the partners in Alpart (of which $22.5 million is guaranteed by Kaiser's minority partner).

     During each of the past three years, Kaiser entered into a number of commodity futures and commodity option contracts as a component of its plan to mitigate its exposure to declining aluminum prices. The terms of these contracts allowed Kaiser to withdraw certain amounts of its equity in those contracts at various times, provided the current aggregate market value of such contracts exceeded their cost. The equity withdrawn from these option contracts decreased during 1992 by $66.3 million over 1991.

     Kaiser has historically participated in various raw material joint ventures outside the United States. At December 31, 1993, Kaiser was unconditionally obligated for $73.6 million of indebtedness of one such joint venture affiliate.

     Kaiser's capital expenditures of approximately $300.2 million (of which $42.6 million was funded by Kaiser's minority partners in certain foreign joint ventures) during the three years ended December 31, 1993 were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities and construct new facilities. Kaiser's capital expenditures were $67.7 million in 1993, compared to $114.4 million in 1992 and $118.1 million in 1991 (of which $9.4 million, $17.1 million and $16.1 million were funded by the minority partners in certain foreign joint ventures in 1993, 1992 and 1991, respectively). Kaiser's capital expenditures are expected to be in the range of $50 million to $75 million per year in the 1994 -- 1996 period (of which approximately 5% is expected to be funded by Kaiser's minority partners in certain foreign joint ventures).

     As described in Note 10 to the Consolidated Financial Statements, Kaiser and KACC are subject to a wide variety of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA") and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. Additionally, KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment with KACC or to products containing asbestos produced or sold by KACC. While uncertainties are inherent in the ultimate outcome of these matters and it is impossible to presently determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management believes the resolution of such uncertainties and the incurrence of such net costs should not have a material adverse effect upon KACC's consolidated financial position, results of operations or liquidity.

     FOREST PRODUCTS OPERATIONS

     As of December 31, 1993, MGI and its subsidiaries had consolidated working capital of $81.9 million and long-term debt of $738.7 million (net of current maturities and restricted cash deposited in the Liquidity Account). MGI anticipates that cash flows from operations, together with existing cash, marketable securities and available sources of financing, will be sufficient to fund the working capital requirements of MGI and its respective subsidiaries; however, due to its highly leveraged condition, MGI is more sensitive than less leveraged companies to factors affecting its operations, including governmental regulation affecting its timber harvesting practices, increased competition from other lumber producers or alternative building products and general economic conditions.

     On August 4, 1993, MGI issued $100.0 million aggregate principal amount of MGI Senior Notes and $126.7 million aggregate principal amount (approximately $70.0 million net of original issue discount) of MGI Discount Notes. The MGI Notes are secured by MGI's pledge of 100% of the common stock of Pacific Lumber, Britt and MAXXAM Properties Inc. ("MPI," a wholly owned subsidiary of MGI), and by the Company's pledge of 28 million shares of Kaiser's common stock. The indenture governing the MGI Notes, among other things, restricts the ability of MGI to incur additional indebtedness, engage in transactions with affiliates, pay dividends and make investments. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which liabilities would include the 10 1/2% Senior Notes due 2003 (the "Pacific Lumber Senior Notes") of Pacific Lumber and the 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes") of Scotia Pacific Holding Company ("SPHC"), a wholly owned subsidiary of Pacific Lumber.

     MGI conducts its operations primarily through its subsidiaries. Creditors of MGI's subsidiaries have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of MGI, including the holders of the MGI Notes. As of December 31, 1993, the indebtedness of the subsidiaries reflected on MGI's Consolidated Balance Sheet was $614.9 million. The indentures governing the Pacific Lumber Senior Notes and the Timber Notes and Pacific Lumber's Revolving Credit Agreement contain various covenants which, among other things, restrict transactions between Pacific Lumber and its affiliates and the payment of dividends. Pacific Lumber can pay dividends in an amount that is generally equal to 50% of Pacific Lumber's consolidated net income plus depletion and cash dividends received from SPHC (for periods subsequent to March 1, 1993), exclusive of the net income and depletion of SPHC so long as any Timber Notes are outstanding. On February 24, 1994, Pacific Lumber paid dividends of $5.7 million which represents the entire amount permitted at December 31, 1993.

     Substantially all of MGI's consolidated assets are owned by Pacific Lumber and a significant portion of Pacific Lumber's consolidated assets are owned by SPHC. MGI expects that Pacific Lumber will provide a major portion of its future operating cash flow. Pacific Lumber is dependent upon SPHC for a significant portion of its operating cash flow. The holders of the Timber Notes have priority over the claims of creditors of Pacific Lumber with respect to the assets and cash flow of SPHC and the holders of the Pacific Lumber Senior Notes have priority over the claims of creditors of MGI with respect to the assets and cash flows of Pacific Lumber. Under the terms of the indenture governing the Timber Notes (the "Timber Note Indenture"), SPHC will not have available cash for distribution to Pacific Lumber unless SPHC's cash flow from operations exceeds the amounts required by the Timber Note Indenture to be reserved for the payment of current debt service (including interest, principal and premiums) on the Timber Notes, capital expenditures and certain other operating expenses. See Note 4 to the Consolidated Financial Statements for a description of the principal payment requirements of the Timber Notes.

     MGI expects that, consistent with SPHC's purposes and its need to fund operating and capital expenses, substantially all of SPHC's available cash will be periodically distributed to Pacific Lumber. Once appropriate provision for current debt service on the Timber Notes and expenditures for operating and capital costs are made and in the absence of certain Trapping Events (as defined in the Timber Note Indenture) or outstanding judgements, the Timber Note Indenture does not limit monthly distributions of available cash from SPHC to Pacific Lumber. In the event SPHC's cash flows are not sufficient to generate distributable funds to Pacific Lumber, Pacific Lumber's ability to pay interest on the Pacific Lumber Senior Notes and to service its other indebtedness would be materially impaired and MGI's ability to pay interest on the MGI Notes and its other indebtedness would also be materially impaired. SPHC paid $58.3 million of dividends to Pacific Lumber during the period from March 23, 1993 to December 31, 1993.

     The MGI Senior Notes require annual interest payments of $11.3 million. The MGI Discount Notes will require annual interest payments of $15.5 million beginning on February 1, 1999. As of December 31, 1993, MGI (excluding Pacific Lumber and its subsidiary companies) had cash and marketable securities of approximately $11.4 million. MGI believes, although there can be no assurance, that the aggregate dividends that will be available to it from Pacific Lumber and Britt, during the five year period in which cash interest will not be payable on the MGI Discount Notes, will exceed MGI's cash interest payments on the MGI Senior Notes. When cash interest payments on the MGI Discount Notes commence on February 1, 1999, MGI believes that it will be able to make such cash interest payments out of its then existing cash resources and from cash expected to be available to it from Pacific Lumber and Britt.

     On June 23, 1993, Pacific Lumber entered into a new Revolving Credit Agreement with a bank which provides for borrowings of up to $30.0 million, of which $15.0 million may be used for standby letters of credit. As of December 31, 1993, $19.7 million of borrowings was available under the Revolving Credit Agreement, of which $4.7 million was available for letters of credit. No borrowings were outstanding as of December 31, 1993, and letters of credit outstanding amounted to $10.3 million. The Revolving Credit Agreement expires May 31, 1996, is secured by Pacific Lumber's trade receivables and inventories and contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

     On March 23, 1993, Pacific Lumber transferred to SPHC substantially all of Pacific Lumber's non-virgin old growth redwood and Douglas-fir timber and timberlands, together with certain other assets, in exchange for (i) the assumption by SPHC of $323.4 million aggregate principal amount of Pacific Lumber's outstanding public indebtedness and (ii) all of SPHC's outstanding common stock. On the same date, Pacific Lumber issued $235.0 million of the Pacific Lumber Senior Notes and SPHC issued $385.0 million of the Timber Notes. The net proceeds from the sale of the Pacific Lumber Senior Notes and the Timber Notes, together with Pacific Lumber's existing cash and marketable securities, were used to (i) retire the Old Pacific Lumber Securities; (ii) pay accrued interest on the Old Pacific Lumber Securities through the date of redemption thereof; (iii) pay the applicable redemption premiums on the Old Pacific Lumber Securities (at approximately 1.7% of the principal amount thereof); (iv) repay Pacific Lumber's $28.9 million cogeneration facility loan; (v) fund the initial deposit of $35.0 million to an account held by the trustee for the Timber Notes (the "Liquidity Account"); and (vi) pay a $25.0 million dividend to a subsidiary of MGI.

     The Timber Notes are secured by substantially all of the assets of SPHC. The Timber Notes are generally designed to link deemed depletion of SPHC's timber to the required amortization of the Timber Notes. The indenture governing the Timber Notes prohibits SPHC from incurring any additional indebtedness for borrowed money and limits the business activities of SPHC to the ownership and operation of its timber and timberlands.

     During the years ended December 31, 1993, 1992 and 1991, Pacific Lumber's operating income plus depletion and depreciation ("operating cash flow") amounted to $76.6 million, $90.1 million and $83.2 million, respectively, which exceeded interest accrued on all of its indebtedness in those years by $17.4 million, $24.5 million and $14.5 million, respectively. The Company believes that Pacific Lumber's and SPHC's level of operating cash flow and other available sources of financing will enable them to meet the debt service requirements on the Pacific Lumber Senior Notes and the Timber Notes, respectively.

     Pacific Lumber's and Britt's capital expenditures of approximately $26.2 million for the three years ended December 31, 1993 were made to increase capacity, improve operating efficiency and reduce operating costs. Pacific Lumber's and Britt's capital expenditures were $11.1 million, $8.7 million and $6.4 million for the years ended December 31, 1993, 1992 and 1991, respectively. Capital expenditures for 1994 are expected to be $10 million and for the 1995 -- 1996 period are estimated to be between $5 million and $10 million per year. Capital expenditures attributable to the reconstruction of Pacific Lumber's commercial facilities destroyed by the April 1992 earthquake were approximately $1.6 million for 1993 and are expected to be approximately $2 million to $3 million for 1994 when construction is completed. The Company anticipates that the funds necessary to finance Pacific Lumber's and Britt's capital expenditures will be obtained through cash flows generated by operations and other available sources of financing.

     In February 1994, Pacific Lumber received a franchise tax refund of approximately $7.2 million, including interest, from the State of California relating to tax years 1972 through 1985. This amount will be recognized in investment, interest and other income during the first quarter of 1994.

     During 1991, Pacific Lumber repurchased $15.5 million principal amount of the Old Pacific Lumber Securities for $15.0 million.

     REAL ESTATE OPERATIONS

     As of December 31, 1993, the Company's real estate subsidiaries had approximately $25.8 million available for use under various credit agreements. Substantially all of the availability was attributable to the credit availability pursuant to the loan agreement secured by real properties, and certain loans secured by income producing real property, purchased from the RTC. The Company believes that the existing cash and credit facilities of its real estate subsidiaries are sufficient to fund their respective working capital requirements.

     In June 1991, MXM Mortgage Corp. ("MXM"), a wholly owned subsidiary of the Company, purchased, for approximately $122.3 million, 28 loans secured by real properties and 27 parcels of income producing real property (the "Portfolio") from the RTC. Substantially all of the real properties were located in Texas, with the largest concentrations in the vicinity of San Antonio, Houston and Dallas. MXM borrowed approximately $108.3 million to finance a portion of the purchase of the Portfolio. In December 1993, substantially all of the remaining assets in the Portfolio and the related debt were transferred to the Company's wholly owned partnership, MXM Mortgage L.P. ("MXM L.P."). The notes mature on December 31, 1997 and bear interest at the prime rate plus 3% per annum, payable monthly. The loan agreement, as amended, provides for additional borrowings of up to $22.0 million on or before March 31, 1994. Upon the sale of any secured property or loan, the terms of the loan agreement require MXM L.P. to make principal payments based on the release price (as defined) of such property or loan. In addition, the loan agreement requires MXM L.P. to repay the entire outstanding balance of the notes if such balance declines to less than $10.0 million or if less than 40% of such balance is allocated to multi-family assets. Principal payments of $60.2 million were made on the notes in December 1993 in connection with the sale of sixteen multi-family properties. The Company received net cash proceeds of $47.0 million after such principal payments and related closing costs.

     TRENDS

     Aluminum Operations -- General
     Exports from the Commonwealth of Independent States ("C.I.S."), additions to smelter capacities during the past several years, continued high operating rates and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the C.I.S. continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum and may continue to adversely affect the market price of primary aluminum in the future.

     Government officials from the European Union, the United States of America, Canada, Norway, Australia and the Russian Federation met in a multilateral conference in January 1994 to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of ratification of the Memorandum and an additional 200,000 tons within the following three months,
     (ii) improved availability of comprehensive data on Russian aluminum production and (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary aluminum.
     If Kaiser's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum, Kaiser would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 before extraordinary losses and cumulative effect of changes in accounting principles, restructuring charges, reductions in the carrying value of inventories and additions to litigation and environmental reserves described in Notes 1 and 10 to the Consolidated Financial Statements.

     Effective October 1, 1993, an increase in the base rate the BPA charges to its direct service industry customers for electricity was adopted, which will increase Kaiser's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $11.3 million per year, based on the current operating rate of approximately 75% of full capacity). The rate increase is generally expected to remain in effect for two years.

     Aluminum Operations -- Sensitivity to Prices and Hedging Programs Kaiser's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Consequently, Kaiser has developed strategies to mitigate its exposure to possible further declines in the market prices of alumina and primary aluminum while retaining the ability to participate in favorable pricing environments that may materialize.

     Alumina. Kaiser has sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for 1994, and a substantial portion of such excess alumina for 1995. Approximately 95% of 1994 sales and virtually all of 1995 sales were made at prices indexed to future prices of primary aluminum. Approximately 75% of 1994 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed Kaiser's estimated cash production costs. The remainder of 1994 sales were made either at fixed prices that exceed Kaiser's estimated cash production costs or are subject to prices indexed to future prices of primary aluminum but without minimum prices. Approximately 85% of 1995 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed Kaiser's estimated cash production costs.

     Aluminum Processing. As of the date of this report, Kaiser has sold forward at fixed prices approximately 75% of its primary aluminum in excess of its projected internal fabrication requirements in 1994 and approximately 55% of such surplus in 1995 at fixed prices that exceed the current market price of primary aluminum. Hedging programs already in place would allow Kaiser to participate in higher market prices, should they materialize, for approximately 40% of Kaiser's excess primary aluminum sold forward in 1994, and 100% of Kaiser's excess primary aluminum sold forward in 1995.

     In response to the low price of primary aluminum caused by the current surplus, a number of companies have closed smelting facilities. In addition, in response to certain power reductions undertaken by the BPA in the Pacific Northwest, a number of companies (including Kaiser) have curtailed or shut down production capacities at their smelter facilities in the Pacific Northwest. Furthermore, after continued assessment of its production levels in light of market prices, industry inventory levels, production costs and user demand, on February 25, 1994, Kaiser announced that in April 1994 it will curtail approximately 9.3% of its primary aluminum current annual production capacity.

     Fabricated aluminum prices, which vary considerably among products, are heavily influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. A significant portion of Kaiser's fabricated product shipments consist of body, lid and tab stock for the beverage container market. Kaiser may not be able to receive increases in primary aluminum prices from its can stock customers as promptly as in the recent past because of competition from other aluminum producers and because of excess supply in the industry. Kaiser also ships fabricated products to customers in the aerospace market. Aluminum demand in the aerospace market is decreasing as a result of the structural contraction of the defense industry caused by the end of the Cold War. In addition, the commercial aerospace market is experiencing a cyclical downturn in business due to the recent economic recessions in the United States, Canada, Australia and the United Kingdom, and slow economic growth in other countries.

     Forest Products Operations
     The Company's forest products operations are primarily conducted by Pacific Lumber and are subject to a variety of California and, in some cases, federal laws and regulations dealing with timber harvesting, endangered species, water quality and air and water pollution. Pacific Lumber does not expect that compliance with such existing laws and regulations will have a material adverse effect on its future operating results. Laws and regulations dealing with Pacific Lumber's operations are subject to change and new laws and regulations are frequently introduced concerning the California timber industry. A variety of bills are currently pending in the California legislature and the U.S. Congress which relate to the business of Pacific Lumber, including the protection and acquisition of old growth and other timberlands, endangered species, environmental protection and the restriction, regulation and administration of timber harvesting practices.
     For example, the U.S. Congressman for the congressional district in which Pacific Lumber is located has introduced a bill which would, among other things, incorporate within the boundaries of an existing national forest approximately 42,000 acres of Pacific Lumber's timberlands and would designate approximately 12,000 acres of Pacific Lumber's timberlands to be studied for possible inclusion within such national forest. These 54,000 acres constitute approximately 30% of Pacific Lumber's timberlands. Since this and the other bills are subject to amendment, it is premature to assess the ultimate content of these bills, the likelihood of any of the bills passing or the impact of any of these bills on the financial position or results of operations of Pacific Lumber. Furthermore, any bills which are passed are subject to executive veto and court challenge. In addition to existing and possible new or modified statutory enactments, regulatory requirements and administrative and legal actions, the California timber industry remains subject to potential California or local ballot initiatives and evolving federal and California case law which could affect timber harvesting practices. It is, however, impossible to assess the effect of such matters on the future operating results or financial position of Pacific Lumber.

     Various groups and individuals have filed objections with the California Department of Forestry ("CDF") regarding the CDF's actions and rulings with respect to certain of Pacific Lumber's timber harvesting plans, and Pacific Lumber expects that such groups and individuals will continue to file objections to Pacific Lumber's timber harvesting plans. In addition, lawsuits are pending which seek to prevent Pacific Lumber from implementing certain of its approved timber harvesting plans. These challenges have severely restricted Pacific Lumber's ability to harvest virgin old growth redwood timber on its property during the past few years, as well as substantial amounts of virgin Douglas-fir timber which are located in virgin old growth redwood stands. No assurance can be given as to the extent of such litigation in the future. Pacific Lumber believes that environmentally focused challenges to its timber harvesting plans are likely to occur in the future. Although such challenges have delayed or prevented Pacific Lumber from conducting a portion of its operations, to date such challenges have not had a material adverse effect on Pacific Lumber's financial position or results of operations. It is, however, impossible to predict the future nature or degree of such challenges or their ultimate impact on the operating results or financial position of Pacific Lumber.

                            MAXXAM Inc. and Subsidiaries
                      Report of Independent Public Accountants


     To the Stockholders and Board of Directors of MAXXAM Inc.:

     We have audited the accompanying consolidated balance sheets of MAXXAM Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAXXAM Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As explained in Notes 5 and 6 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.






     Houston, Texas
     February 24, 1994



                            MAXXAM Inc. and Subsidiaries
                             Consolidated Balance Sheet



                                                                                     December 31,
                                                                              -------------------------
     (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)                               1993         1992
                                                                               ----------- -----------

     ASSETS
     Current assets:
          Cash and cash equivalents                                                $83.9       $81.9
          Marketable securities                                                     44.7        70.6
          Receivables:
               Trade, net of allowance for doubtful
                    accounts of $3.2 and $3.5 at December
                    31, 1993 and 1992, respectively                                175.3       196.0
               Other                                                                90.8       114.4
          Inventories                                                              503.6       503.0
          Prepaid expenses and other current assets                                 93.3        67.3
                                                                                  ------      ------
                    Total current assets                                           991.6     1,033.2

     Property, plant and equipment, net                                          1,245.0     1,187.1
     Timber and timberlands, net of depletion of $108.2 and $100.9 at
          December 31, 1993 and 1992, respectively                                 338.6       383.9
     Investments in and advances to unconsolidated affiliates                      183.2       150.1
     Real estate                                                                   113.3       182.0
     Deferred income taxes                                                         359.9           -
     Long-term receivables and other assets                                        340.4       262.5

     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
     Current liabilities:
          Accounts payable                                                        $135.6      $148.5
          Accrued interest                                                          53.7        39.4
          Accrued compensation and related benefits                                114.2        95.4
          Other accrued liabilities                                                161.5       147.7
          Payable to affiliates                                                     74.0        65.0
          Long-term debt, current maturities                                        38.3        71.2
                                                                                 -------      ------
                    Total current liabilities                                      577.3       567.2
     Long-term debt, less current maturities                                     1,567.9     1,592.7

     Accrued postretirement benefits                                               720.1           -
     Other noncurrent liabilities                                                  650.3       418.3
                                                                                 -------      ------
                    Total liabilities                                            3,515.6     2,578.2
                                                                                 -------      ------

     Commitments and contingencies

     Minority interests                                                            224.3       176.7

     Stockholders' equity (deficit):
          Preferred stock, $.50 par value; 12,500,000 shares
               authorized; Class A $.05 Non-Cumulative
               Participating Convertible Preferred Stock; shares
               issued: 1993 -- 679,084 and 1992 -- 681,811                            .3          .3
          Common stock, $.50 par value; 28,000,000 shares
               authorized; shares issued: 10,063,359                                 5.0         5.0
          Additional capital                                                        51.2        47.9
          Retained earnings (deficit)                                             (180.8)      419.4
          Pension liability adjustment                                             (23.9)       (9.0)
          Treasury stock, at cost (shares held: preferred -- 845;
               common: 1993 -- 1,364,895 and 1992 -- 1,367,622)                    (19.7)      (19.7)
                                                                                 -------      ------
                    Total stockholders' equity (deficit)                          (167.9)      443.9
                                                                                 -------      ------
                                                                                $3,572.0    $3,198.8
                                                                                 =======      ======

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                            MAXXAM Inc. and Subsidiaries
                        Consolidated Statement of Operations



                                                                                  Years Ended December 31,
                                                                            ------------------------------------
     (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)                            1993         1992         1991
                                                                            ----------   ----------   ----------

     Net sales:
          Aluminum operations                                               $1,719.1     $1,909.1     $2,000.8
          Forest products operations                                           233.5        223.4        205.7
          Real estate operations                                                78.5         70.1         48.0
                                                                             -------      -------      -------
                                                                             2,031.1      2,202.6      2,254.5
                                                                             -------      -------      -------
     Costs and expenses:
          Costs of sales and operations (exclusive of
               depreciation and depletion):
               Aluminum operations                                           1,587.7      1,619.3      1,594.2
               Forest products operations                                      134.6        113.8        103.3
               Real estate operations                                           65.3         53.8         38.1
          Depreciation and depletion                                           120.8        111.4        106.1
          Selling, general and administrative expenses                         183.0        173.5        177.3
          Restructuring of aluminum operations                                  35.8            -            -
                                                                             -------      -------      -------
                                                                             2,127.2     2,071.8       2,019.0
                                                                             -------      -------      -------

     Operating income (loss)                                                   (96.1)       130.8        235.5

     Other income (expense):
          Investment, interest and other income                                 69.8         51.6         42.8
          Interest expense                                                    (169.5)      (181.8)      (198.8)
          Amortization of deferred financing costs                             (15.6)       (13.8)       (12.1)
                                                                             -------      -------      -------
     Income (loss) before income taxes, minority interests,
          extraordinary item and cumulative effect of changes in
          accounting principles                                               (211.4)       (13.2)        67.4
     Credit (provision) for income taxes                                        82.5          9.2         (2.0)
     Minority interests                                                         (3.0)        (3.3)        (7.9)
                                                                             -------      -------      -------
     Income (loss) before extraordinary item and cumulative
          effect of changes in accounting principles                          (131.9)        (7.3)        57.5
     Extraordinary item:

          Loss on early extinguishment of debt, net of related
               benefits for minority interests of $2.8 and income
               taxes of $27.5                                                  (50.6)           -            -
     Cumulative effect of changes in accounting principles:
          Postretirement benefits other than pensions and
               postemployment benefits, net of related benefits
               for minority interests of $64.6 and income taxes
               of $240.2                                                      (444.3)           -            -
          Accounting for income taxes                                           26.6            -            -
                                                                             -------      -------      -------
     Net income (loss)                                                       $(600.2)       $(7.3)       $57.5
                                                                             =======      =======      =======

     Per common and common equivalent share:
          Income (loss) before extraordinary item and cumulative
               effect of changes in accounting principles                    $(13.95)       $(.77)       $6.08
          Extraordinary item                                                   (5.35)           -            -
          Cumulative effect of changes in accounting principles               (44.17)           -            -
                                                                             -------      -------      -------
          Net income (loss)                                                  $(63.47)       $(.77)       $6.08
                                                                             =======      =======      =======

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                            MAXXAM Inc. and Subsidiaries
                        Consolidated Statement of Cash Flows



                                                                             Years Ended December 31,
                                                                         --------------------------------
     (IN MILLIONS OF DOLLARS)                                              1993        1992       1991
                                                                         ---------  ---------   ---------

     Cash flows from operating activities:
          Net income (loss)                                             $(600.2)      $(7.3)     $57.5
          Adjustments to reconcile net income (loss) to net cash
               provided by (used for) operating activities:
               Cumulative effect of changes in accounting principles,
                    net                                                   417.7           -          -
               Depreciation and depletion                                 120.8       111.4      106.1
               Extraordinary loss on early extinguishment of debt, net     50.6           -          -
               Amortization of deferred financing costs and
                    discounts on long-term debt                            21.7        19.9       20.3
               Equity in losses of unconsolidated affiliates                4.9         1.9       19.5
               Minority interests                                           3.0         3.3        7.9
               Incurrence of financing costs                              (47.9)       (7.1)     (12.3)
               Net gain on sales of real estate, mortgage loans and
                    other assets                                          (45.8)       (6.4)      (5.8)
               Net losses (gains) on marketable securities                 (7.1)        6.3         .7
               Recognition of previously deferred income from a
                    forward alumina sale                                    (.6)      (25.7)     (42.0)
               Increase (decrease) in payable to affiliates and other
                    liabilities                                           110.5       (72.0)     (25.0)
               Decrease (increase) in prepaid expenses and other
                    assets                                                 18.0         9.4      (47.1)
               Increase (decrease) in accrued interest                     14.3        (1.6)       1.8
               Decrease in inventories                                     10.9        66.7       30.7
               Decrease (increase) in receivables                           5.0       (63.1)       4.7
               Decrease (increase) in accrued and deferred income
                    taxes                                                 (96.5)      (16.3)       5.8
               Decrease in accounts payable                               (14.1)       (6.1)       (.7)
               Other                                                       10.9        17.2       15.1
                                                                       --------    --------   --------

                    Net cash provided by (used for) operating
                         activities                                       (23.9)       30.5      137.2
                                                                       --------    --------   --------

     Cash flows from investing activities:

          Net proceeds from disposition of property and investments       143.0        45.7       16.1
          Net sales (purchases) of marketable securities                   31.1        (7.0)     (24.5)
          Capital expenditures                                            (86.2)     (132.7)    (130.9)
          Acquisition of real estate properties and mortgages                 -           -      (16.4)
          Other                                                           (12.2)        2.3       (6.8)
                                                                       --------    --------   --------
                    Net cash provided by (used for) investing
                         activities                                        75.7       (91.7)    (162.5)
                                                                       --------    --------   --------

     Cash flows from financing activities:
          Proceeds from issuance of long-term debt                      1,201.3        26.7      218.4
          Proceeds from issuance of Kaiser Depositary Shares              119.3           -          -
          Redemptions, repurchase of and principal payments on long-
               term debt                                               (1,219.4)      (65.3)    (268.4)
          Net borrowings (payments) under revolving credit agreements
               and short-term borrowings                                 (107.6)       84.1       39.7
          Restricted cash deposits                                        (33.6)          -          -
          Redemption of preference stock                                   (4.2)       (7.3)     (20.4)
          Proceeds from issuance of common stock                              -          .7        2.3
          Proceeds from initial public offering of Kaiser Aluminum
               Corporation common stock                                       -           -       93.2
          Other                                                            (5.6)        (.9)       (.7)
                                                                       --------    --------   --------
                    Net cash provided by (used for) financing
                         activities                                       (49.8)       38.0       64.1
                                                                       --------    --------   --------

     Net increase (decrease) in cash and cash equivalents                   2.0       (23.2)      38.8
     Cash and cash equivalents at beginning of year                        81.9       105.1       66.3
                                                                       --------    --------   --------
     Cash and cash equivalents at end of year                             $83.9       $81.9     $105.1
                                                                       ========    ========   ========

     Supplementary schedule of non-cash investing and financing activities:
          Acquisition of real estate properties and mortgages:
               Assets acquired                                                                  $135.9
               Issuance of long-term debt                                                        108.3
               Notes receivable exchanged                                                         34.2

     Supplemental disclosure of cash flow information:
          Interest paid, net of capitalized interest                     $149.1      $177.3     $188.8

          Income taxes paid                                                13.2         6.3       23.8


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                            MAXXAM Inc. and Subsidiaries
                             Consolidated Statement of
                           Stockholders' Equity (Deficit)





                                     Preferred                                    Retained    Pension
                                       Stock        Common Stock      Additional  Earnings   Liability   Treasury
                                                --------------------
     (IN MILLIONS OF DOLLARS AND    ($.50 Par)    Shares   ($.50 Par)  Capital    (Deficit) Adjustment     Stock        Total
     SHARES)                         ---------  ---------  ---------  ---------   ---------  ---------  ----------      -----

     Balance, January 1, 1991           $.3         8.6       $5.0      $40.6     $369.2         $-       $(19.8)   $395.3

          Net income                      -           -          -          -       57.5          -            -      57.5
          Common stock issued
               under
               employee stock
               option plans               -          .1          -        2.3          -          -            -       2.3
          Gain from initial public
               offering of Kaiser
               Aluminum
               Corporation
               common stock               -           -          -       28.5          -          -            -      28.5
          Excess of fair value of
               assets acquired
               over affiliate's
               basis                      -           -          -      (24.0)         -          -            -     (24.0)
                                   --------    --------   --------   --------   --------   --------     --------   -------
     Balance, December 31, 1991          .3         8.7        5.0       47.4      426.7          -        (19.8)    459.6

          Net loss                        -           -          -          -       (7.3)         -            -      (7.3)
          Common stock issued
               under
               employee stock
               option plans               -           -          -         .5          -          -           .1        .6
          Additional pension
               liability                  -           -          -          -          -       (9.0)           -      (9.0)
                                   --------    --------   --------   --------   --------   --------     --------  --------
     Balance, December 31, 1992          .3         8.7        5.0       47.9      419.4       (9.0)       (19.7)    443.9

          Net loss                        -           -          -          -     (600.2)         -            -    (600.2)
          Gain from issuance of
               Kaiser Aluminum
               Corporation common
               stock                      -           -          -        3.3          -          -            -       3.3

          Additional pension
               liability                  -           -          -          -          -      (14.9)           -     (14.9)
                                   --------    --------   --------   --------   --------   --------     --------  --------
     Balance, December 31, 1993         $.3         8.7       $5.0      $51.2    $(180.8)    $(23.9)      $(19.7)  $(167.9)
                                   ========    ========   ========   ========   ========   ========     ========  ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            MAXXAM Inc. and Subsidiaries
                     Notes to Consolidated Financial Statements


     (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)


     1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
     POLICIES

     BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of MAXXAM Inc. and its majority and wholly owned subsidiaries, collectively referred to herein as the "Company." Investments in unconsolidated affiliates are accounted for utilizing the equity method of accounting. In connection with the implementation of the new accounting standard for income taxes as described in Note 5, the Company has restated certain assets and liabilities recorded in connection with its acquisition of various subsidiaries in prior years. Additionally, certain reclassifications have been made to prior years' financial statements to be consistent with the presentation in the current year.

     The cumulative losses of Kaiser Aluminum Corporation ("Kaiser," a majority owned subsidiary of the Company) in the first and second quarter of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7). The Company will record 100% of Kaiser's losses and profits until such time as the losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

     On August 4, 1993, contemporaneously with the consummation of the MAXXAM Group Inc. ("MGI," a wholly owned subsidiary of the Company) refinancing transaction (as described in Note 4), MGI
     (i) transferred to the Company 50 million common shares of Kaiser held by a subsidiary of MGI, representing MGI's (and the Company's) entire interest in Kaiser's common stock, (ii) transferred to the Company 60,075 shares of the Company common stock held by a subsidiary of MGI, (iii) transferred to the Company certain notes receivable, long-term investments, and other assets, each net of related liabilities, collectively having a carrying value to MGI of approximately $1.1 and (iv) exchanged with the Company 2,132,950 Depositary Shares (as described in Note 7), acquired from Kaiser on June 30, 1993 for $15.0, such exchange being in satisfaction of a $15.0 promissory note evidencing a cash loan made by the Company to MGI in January 1993. On the same day, the Company assumed approximately $17.5 of certain liabilities of MGI that were unrelated to MGI's forest products operations or were related to operations which have been disposed of by MGI. Additionally, on September 28, 1993, MGI transferred to the Company its interest in the real estate management and development operation located at Palmas del Mar in Puerto Rico. The foregoing transactions are collectively referred to as the "Forest Products Group Formation."

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents
     Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.
     The carrying amount of these instruments approximates fair value.

     Marketable Securities
     On December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). In accordance with the provisions of SFAS 115, marketable securities are carried at market value on December 31, 1993. Prior to that date, marketable securities portfolios were carried at the lower of cost or market at the balance sheet date. The cost of the securities sold is determined using the first-in, first-out method. Market values are determined based on quoted prices.
     The cost and market values of securities held at December 31, 1992 were $72.6 and $70.6, respectively. Included in investment, interest and other income for each of the three years ended December 31, 1993 were: 1993 -- net realized gains of $4.2, the recovery of $2.0 of net unrealized losses and net unrealized gains of $.9; 1992 -- net realized losses of $6.0 and net unrealized losses of $.3; and 1991 -- net realized losses of $1.0 and the recovery of $.3 of net unrealized losses. Net unrealized losses represent the amount required to reduce the short-term marketable securities portfolios from cost to market value prior to December 31, 1993.

     Inventories
     Inventories are stated at the lower of cost or market. Cost for the aluminum and forest products operations inventories is primarily determined using the last-in, first-out (LIFO) method. Other inventories of the aluminum operations, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor and manufacturing overhead, including depreciation and depletion.

     Inventories consist of the following:




                                                                      December 31,
                                                                 ---------------------
                                                                    1993       1992
                                                                 ---------   --------
     Aluminum Operations:
          Finished fabricated products                             $83.7      $91.2
          Primary aluminum and work in process                     141.4      128.7
          Bauxite and alumina                                       94.0      107.4
          Operating supplies and repair and maintenance parts      107.8      112.6
                                                                --------   --------
                                                                   426.9      439.9
                                                                --------   --------
     Forest Products Operations:
          Lumber                                                    58.4       54.2
          Logs                                                      18.3        8.9
                                                                --------   --------
                                                                    76.7       63.1
                                                                --------   --------
                                                                  $503.6     $503.0
                                                                ========   ========



     The Company recorded pre-tax charges of approximately $19.4 and $29.0 in 1993 and 1992, respectively, because of reductions in the carrying value of its aluminum operations inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated products and a reduction in LIFO inventories which increased cost of sales by $10.2 in 1992. Reductions in the Company's forest products operations inventories reduced cost of sales in 1991 by $3.3.

     Property, Plant and Equipment
     Property, plant and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed principally utilizing the straight-line method at rates based upon the estimated useful lives of the various classes of assets.

     Timber and Timberlands
     Depletion is computed utilizing the unit-of-production method based upon estimates of timber values and quantities.

     Deferred Financing Costs
     Costs incurred to obtain financing are deferred and amortized over the estimated term of the related borrowing.

     Restricted Cash and Concentrations of Credit Risk
     At December 31, 1993, cash and cash equivalents includes $20.3 reserved for debt service payments on the Company's 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes"), and long-term receivables and other assets includes $33.6 of restricted cash deposits held for the benefit of the Timber Note holders as described in Note 4. Each of these deposits is held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

     Restructuring of Aluminum Operations
     In 1993, Kaiser implemented a restructuring plan for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock markets and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. Additionally, Kaiser implemented a plan to discontinue its casting operations, which include three facilities located in Ohio. This entire restructuring is expected to be completed by the end of 1995 and will affect approximately 670 employees. The pre-tax charge for this restructuring of $35.8 includes $25.2 for pension, severance and other termination benefits; $4.7 for a writedown of the casting facilities to net realizable value; $3.3 for estimated 1994 casting operating losses to the expected date of closure or sale; and $2.6 for various other items.

     Investment, Interest and Other Income
     Investment, interest and other income for the year ended December 31, 1993 included a fourth quarter pre-tax gain of $47.8 from the sale of sixteen multi-family real estate properties for cash proceeds of $113.6, and $10.8 of pre-tax charges related principally to the establishment of additional litigation and environmental reserves by Kaiser. Included in investment, interest and other income for the year ended December 31, 1992 was $19.1 of pre-tax income for unrelated and non-recurring adjustments to previously recorded liabilities and reserves. Included in investment, interest and other income for the year ended December 31, 1991 was the receipt of a $12.0 fee in the first quarter from Kaiser's minority partner in consideration for the execution of an expansion agreement for the Alumina Partners of Jamaica ("Alpart") alumina refinery. The agreement provides for a program of expansion and modernization of Alpart at the existing ownership interest of 65% for Kaiser and 35% for Kaiser's minority partner. The prior expansion agreement provided for expansion rights of 75% for Kaiser and 25% for Kaiser's minority partner.

     Futures Contracts and Options
     The Company periodically enters into forward foreign exchange, commodity futures and commodity and currency option contracts which are primarily accounted for as hedges of its revenues and costs. The gains and losses on these contracts are reflected in results of operations concurrently with the hedged revenues or costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions. At December 31, 1993, the net fair market value of the Company's position in these contracts was not material.

     Foreign Currency Translation
     The Company uses the United States dollar as the functional currency for its foreign operations.

     Per Share Information
     Per share calculations are based on the weighted average number of common shares outstanding in each year and, if dilutive, weighted average common equivalent shares and common stock options based upon the average price of the Company's common stock during the year. The weighted average number of common and common equivalent shares was 9,457,083 shares, 9,427,011 shares and 9,458,253 shares for the years ended December 31, 1993, 1992 and 1991, respectively.

     2.   INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     Kaiser's investments in unconsolidated affiliates are held by its principal operating subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC holds a 28.3% interest in Queensland Alumina Limited ("QAL"), a leading producer of alumina, and a 49% interest in both Kaiser Jamaica Bauxite Company, a bauxite supplier, and Anglesey Aluminium Limited ("Anglesey"), which produces primary aluminum. KACC provides some of its affiliates with services such as financing, management and engineering. Purchases from these affiliates for the acquisition and processing of bauxite, alumina and primary aluminum aggregated $206.6, $219.4 and $238.7 for the years ended December 31, 1993, 1992 and 1991, respectively (see Note 10). KACC's equity in income (loss) before income taxes of such operations is treated as a reduction (increase) in costs of sales. At December 31, 1993 and 1992, KACC's net receivables from these affiliates were not material.


     Summarized combined financial information for KACC's investees is as follows:



                                                                    December 31,
                                                                ---------------------
                                                                  1993        1992
                                                                ---------   ---------

     Current assets                                             $312.3      $295.0
     Property, plant and equipment, net                          371.1       389.4
     Other assets                                                 46.3        49.9
                                                               -------     -------
          Total assets                                          $729.7      $734.3
                                                               =======     =======

     Current liabilities                                        $130.4      $132.8
     Long-term debt                                              290.0       275.0
     Other liabilities                                            17.8        20.0
     Stockholders' equity                                        291.5       306.5
                                                               -------     -------
          Total liabilities and stockholders' equity            $729.7      $734.3
                                                               =======     =======


                                                    Years Ended December 31,
                                                ---------------------------------
                                                   1993       1992        1991
                                                ---------   ---------   ---------

     Net sales                                   $510.3     $586.6      $589.0
     Costs and expenses                          (527.2)    (586.7)     (630.7)
     Credit for income taxes                        1.9        6.9         9.5
                                                -------    -------    --------
     Net income (loss)                           $(15.0)      $6.8      $(32.2)
                                                =======    =======    ========

     KACC's equity in losses of affiliates        $(3.3)     $(1.9)     $(19.5)
                                                =======    =======    ========




     KACC's equity in losses differs from the summary net income
     (loss) for unconsolidated affiliates due to various percentage ownerships in the constituent entities and the amortization of the excess of KACC's investment in the affiliates over its equity in their net assets. At December 31, 1993, KACC's investment in these affiliates exceeded its equity in their net assets by $80.7. KACC is amortizing this amount over a twelve-year period which results in an annual charge of approximately $11.9.

     On July 8, 1993, the Company, through wholly owned subsidiaries, acquired control of the general partner and became responsible for the management of Sam Houston Race Park, Ltd. ("SHRP"). The Company acquired its interest in SHRP (approximately 29.7%) and an interest in the management contract with respect to the facility for $9.1. Currently the track is under construction on approximately 240 acres of land in northwest Houston and is expected to begin operations by spring of 1994. As of December 31, 1993, SHRP had assets of $92.7 ($48.7 current), liabilities of $90.4 ($13.9 current) and partners' equity of $2.3. SHRP incurred losses for the year ended December 31, 1993 of $5.9.
     The Company's equity in these losses was $1.6 for the period from July 8, 1993 to December 31, 1993. The Company's investment in SHRP exceeded its equity in SHRP's net assets at December 31, 1993 by approximately $6.5. The Company is amortizing this amount over a period of forty years.

     3.   PROPERTY, PLANT AND EQUIPMENT

     The major classes of property, plant and equipment are as follows:



                                                                      December 31,
                                                                  ---------------------
                                                   Estimated
                                                  Useful Lives      1993        1992
                                                 -------------   ----------   ---------
     Land and improvements                       8 -- 25 years     $157.2     $139.6
     Buildings                                   15 -- 45 years     240.1      209.4
     Machinery and equipment                     10 -- 22 years   1,263.9    1,108.5
     Construction in progress                                        65.1       71.1
                                                                 --------   --------
                                                                  1,726.3    1,528.6
     Less: accumulated depreciation                                (481.3)    (341.5)
                                                                 --------   --------
                                                                 $1,245.0   $1,187.1
                                                                 ========   ========


     Depreciation expense for the years ended December 31, 1993, 1992 and 1991 was $104.9, $90.2 and $82.4, respectively.


     4.   LONG-TERM DEBT

     Long-term debt consists of the following:




                                                                                 December 31,
                                                                        -----------------------------
                                                                            1993             1992
                                                                        -----------       -----------
     Corporate:
          14% Senior Subordinated Reset Notes due May 20, 2000              $25.0            $45.0
          12 1/2% Subordinated Debentures due December 15, 1999, net
               of discount                                                   25.2             27.6
          Other                                                                .5              1.1
     Aluminum Operations:
          1989 Credit Agreement:
               Revolving Credit Facility                                    188.0            290.0
               Term Loan                                                        -             36.6
          Alpart CARIFA Loan                                                 60.0             60.0
          12 3/4% Senior Subordinated Notes due February 1, 2003            400.0                -
          14 1/4% Senior Subordinated Notes due December 15, 1995,
               net of discount                                                  -            320.5
          Other                                                              78.1             83.9
     Forest Products Operations:
          7.95% Timber Collateralized Notes due July 20, 2015               377.0                -
          11 1/4% Senior Secured Notes due August 1, 2003                   100.0                -
          12 1/4% Senior Secured Discount Notes due August 1, 2003,
               net of discount                                               73.5                -
          10 1/2% Senior Notes due March 1, 2003                            235.0                -
          12 3/4% Notes due November 15, 1995, net of discount                  -            148.9
          12% Series A Senior Notes due July 1, 1996, net of
               discount                                                         -            159.0
          12.2% Series B Senior Notes due July 1, 1996, net of                  -            297.3
               discount
          12 1/2% Senior Subordinated Debentures due July 1, 1998,
               net of discount                                                  -             40.2
          Other                                                               2.9             34.3
     Real Estate Operations:
          Secured notes due December 31, 1997, interest at prime
               plus 3%                                                       17.2             88.4
          Other notes and contracts, secured by receivables,
               buildings, real estate and equipment                          23.8             31.1
                                                                         --------         --------
                                                                          1,606.2          1,663.9

               Less:  current maturities                                    (38.3)           (71.2)
                                                                         --------         --------
                                                                         $1,567.9         $1,592.7
                                                                         ========         ========


     CORPORATE

     14% Senior Subordinated Reset Notes (the "Reset Notes")
     The Reset Notes have borne interest at a rate of 14% per annum since November 20, 1991 and, prior to such date, bore interest at a rate of 16% per annum subsequent to May 20, 1989. Pursuant to the terms of the indenture governing the Reset Notes, no further adjustments to the interest rate are permitted. The Reset Notes are redeemable at the Company's option, in whole or in part, at par.

     12 1/2% Subordinated Debentures (the "12 1/2% Debentures")
     The 12 1/2% Debentures, which are net of discount of $2.4 and $2.9 at December 31, 1993 and 1992, respectively, have mandatory redemptions of $3.3 in December of each year through 1998. The 12 1/2% Debentures are redeemable at the Company's option, in whole or in part, at par.

     ALUMINUM OPERATIONS

     The 1994 Credit Agreement
     On February 17, 1994, Kaiser and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), Bank of America National Trust and Savings Association and certain other lenders (the "1994 Credit Agreement"). The 1994 Credit Agreement replaced the 1989 Credit Agreement (as defined below) and consists of a $250.0 five-year secured, revolving line of credit, scheduled to mature in 1999. Kaiser is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $250.0 or a borrowing base relating to eligible accounts receivable and inventory. As of February 24, 1994, KACC had $67.4 of letters of credit outstanding under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by Kaiser and by all significant subsidiaries of KACC which were guarantors of KACC's obligations under the 1989 Credit Agreement. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to (i) a Reference Rate plus 1 1/2% or
     (ii) LIBOR plus 3 1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1 1/2% (non-cumulatively) based upon a financial test, determined quarterly. KACC will record a pre-tax extraordinary loss of approximately $8.3 in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement.

     The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay common stock dividends, undertake transactions with affiliates, make capital expenditures and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries;
     (iii) a pledge of all the stock of KACC owned by Kaiser and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates. Substantially all of the identifiable assets of the bauxite and alumina and aluminum processing segments (see Note 11) are attributable to KACC and collateralize the 1994 Credit Agreement indebtedness.

     The 1989 Credit Agreement
     Kaiser and KACC entered into a credit agreement with a syndicate of commercial banks and other financial institutions comprised of a Revolving Credit Facility, a five-year Term Loan and certain other agreements (as amended, the "1989 Credit Agreement"). The obligations of KACC in respect of the credit facilities were guaranteed by Kaiser, and by a number of wholly owned subsidiaries of KACC. The five-year Revolving Credit Facility under the 1989 Credit Agreement provided for loans not to exceed the lesser of $350.0 or a borrowing base relating to the amount of eligible accounts receivable and inventory of KACC and certain of its subsidiaries. Up to $50.0 of availability under the Revolving Credit Facility could have been used for letters of credit. As of December 31, 1993, $113.6 of borrowing capacity was unused under the Revolving Credit Facility of the 1989 Credit Agreement (of which $12.8 could also have been used for letters of credit). The five-year Term Loan component of the 1989 Credit Agreement, which was originally to be repaid in ten equal semi-annual installments, commencing May 31, 1990, was prepaid in June
     1993 with funds provided from the issuance of the Depositary
     Shares (as described in Note 7).

     9 7/8% Senior Notes due 2002 (the "KACC Senior Notes")
     Concurrent with the offering of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES") on February 17, 1994 (see Note 7), KACC issued $225.0 of the KACC Senior Notes. The net proceeds from the offering of the KACC Senior Notes were used to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

     12 3/4% Senior Subordinated Notes (the "KACC Notes")
     On February 1, 1993, KACC issued $400.0 of the KACC Notes. The net proceeds from the sale of the KACC Notes were used to retire KACC's 14 1/4% Senior Subordinated Notes due 1995, to prepay $18.0 of the Term Loan under KACC's 1989 Credit Agreement and to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0, consisting primarily of the payment of premiums and the write-off of unamortized discount and deferred financing costs on the 14 1/4% Senior Subordinated Notes.

     The obligations of KACC with respect to the KACC Senior Notes and the KACC Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the KACC
     Senior Notes and the KACC Notes and the 1994 Credit Agreement restrict, among other things, KACC's and Kaiser's ability to incur debt, undertake transactions with affiliates and pay dividends. At December 31, 1993, under the most restrictive of these covenants, Kaiser was not permitted to pay dividends on its common stock.

     Alpart CARIFA Loan
     In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's Industrial Revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. The Series A bonds bear interest at a floating rate of 87% of the applicable LIBID rate (LIBOR less 1/8 of 1%) on $37.5 of the principal amount (2.9% at December 31, 1993) with the remaining $.5 bearing interest at a fixed rate of 6.35%. The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007 and bears interest at a fixed rate of 8.25%. Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined by applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by Kaiser's minority partner).

     FOREST PRODUCTS OPERATIONS

     Timber Notes and 10 1/2% Senior Notes (the "Pacific Lumber Senior
     Notes")
     On March 23, 1993, The Pacific Lumber Company ("Pacific Lumber") issued $235.0 of the Pacific Lumber Senior Notes and its newly-formed wholly owned subsidiary, Scotia Pacific Holding Company
     ("SPHC"), issued $385.0 of the Timber Notes.  Pacific Lumber and
     SPHC used the net proceeds from the sale of the Pacific Lumber
     Senior Notes and the Timber Notes, together with Pacific Lumber's cash and marketable securities, to (i) retire (a) $163.8 aggregate principal amount of Pacific Lumber's 12% Series A
     Senior Notes due July 1, 1996 (the "Series A Notes"), (b) $299.7 aggregate principal amount of Pacific Lumber's 12.2% Series B
     Senior Notes due July 1, 1996 (the "Series B Notes") and (c)
     $41.7 aggregate principal amount of Pacific Lumber's 12 1/2%
     Senior Subordinated Debentures due July 1, 1998 (the
     "Debentures;" the Series A Notes, the Series B Notes and the Debentures are referred to collectively as the "Old Pacific
     Lumber Securities"); (ii) pay accrued interest on the Old Pacific Lumber Securities through the date of redemption thereof; (iii) pay the applicable redemption premiums on the Old Pacific Lumber Securities; (iv) repay Pacific Lumber's $28.9 cogeneration facility loan; (v) fund the initial deposit of $35.0 to an account held by the trustee for the Timber Notes (the "Liquidity Account"); and (vi) pay a $25.0 dividend to a subsidiary of MGI. These transactions resulted in a pre-tax extraordinary loss of $38.1, consisting primarily of the payment of premiums and the write-off of unamortized discounts and deferred financing costs on the Old Pacific Lumber Securities.

     The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits SPHC from incurring any additional indebtedness for borrowed money and limits the business activities of SPHC to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of SPHC and are not obligations of, or guaranteed by, Pacific Lumber or any other person. The Timber Notes are secured by a lien on (i) SPHC's timber and timberlands, (ii) substantially all of SPHC's property and equipment, (iii) SPHC's contract rights and certain other assets and (iv) cash equivalents reserved for debt service payments and the funds deposited in the Liquidity Account.

     The Timber Notes are structured to link, to the extent of cash available, the deemed depletion of SPHC's timber (through the harvest and sale of logs) to required amortization of the Timber Notes. The actual required amount of such amortization due on any Timber Note payment date is determined by various mathematical formulas set forth in the Timber Note Indenture. The minimum amount of principal which SPHC must pay (on a cumulative basis) through any Timber Note payment date in order to avoid an Event of Default (as defined in the Timber Note Indenture) is referred to as rated amortization ("Rated Amortization"). If all payments of principal are made in accordance with Rated Amortization, the payment date on which SPHC will pay the final installment of principal is July 20, 2015. The amount of principal which SPHC must pay through each Timber Note payment date in order to avoid payment of prepayment or deficiency premiums is referred to as scheduled amortization ("Scheduled Amortization"). If all payments of principal are made in accordance with Scheduled Amortization, the payment date on which SPHC will pay the final installment of principal is July 20, 2009.

     Principal and interest on the Timber Notes is payable semi-annually on January 20 and July 20. The Timber Notes are redeemable at the option of SPHC, in whole but not in part, at any time. The redemption price of the Timber Notes is equal to the sum of the principal amount, accrued interest and a prepayment premium calculated based upon the yield of like term Treasury securities plus 50 basis points.

     Interest on the Pacific Lumber Senior Notes is payable semi-annually on March 1 and September 1. The Pacific Lumber Senior
     Notes are redeemable at the option of Pacific Lumber, in whole or in part, on or after March 1, 1998 at a price of 103% of the principal amount plus accrued interest. The redemption price is reduced annually until March 1, 2000, after which time the Pacific Lumber Senior Notes are redeemable at par.

     The indentures governing the Pacific Lumber Senior Notes and the Timber Notes and Pacific Lumber's other debt contain various covenants which, among other things, limit the payment of dividends and restrict transactions between Pacific Lumber and its affiliates. On February 24, 1994, Pacific Lumber paid dividends of $5.7 which represents the entire amount permitted at December 31, 1993.

     11 1/4% Senior Secured Notes (the "MGI Senior Notes") and 12 1/4% Senior Secured Discount Notes (the "MGI Discount Notes")
     On August 4, 1993, MGI issued $100.0 aggregate principal amount of the MGI Senior Notes and $126.7 aggregate principal amount (approximately $70.0 net of original issue discount) of the MGI Discount Notes (together, the "MGI Notes"). The MGI Notes are secured by MGI's pledge of 100% of the common stock of Pacific Lumber, Britt Lumber Co., Inc. ("Britt") and MAXXAM Properties Inc. ("MPI," a wholly owned subsidiary of MGI) and by the Company's pledge of 28 million shares of Kaiser's common stock it received as a result of the Forest Products Group Formation. The indenture governing the MGI Notes, among other things, restricts the ability of MGI to incur additional indebtedness, engage in transactions with affiliates, pay dividends and make investments. At December 31, 1993, under the most restrictive of these covenants, no dividends may be paid by MGI. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which includes the Timber Notes and the Pacific Lumber Senior Notes. The MGI Discount Notes are net of discount of $53.2 at December 31, 1993.

     The MGI Senior Notes will pay interest semiannually on February 1 and August 1 of each year beginning on February 1, 1994. The MGI Discount Notes will not pay any interest until February 1, 1999, at which time semiannual interest payments will become due on each February 1 and August 1 thereafter.

     MGI used a portion of the net proceeds from the sale of the MGI Notes to retire the entire outstanding balance of its 12 3/4% Notes at 101% of their principal amount, plus accrued interest through November 14, 1993. MGI used the remaining portion of the net proceeds from the sale of the MGI Notes, together with a portion of its existing cash resources, to pay a $20.0 dividend to the Company. The Company used such proceeds to redeem, on August 20, 1993, $20.0 aggregate principal amount of its Reset Notes at 100% of their principal amount plus accrued interest thereon.

     The early retirement of the 12 3/4% Notes and the redemption of $20.0 aggregate principal amount of the Reset Notes resulted in a pre-tax extraordinary loss of $9.8 consisting of net interest cost, the write-off of unamortized deferred financing costs, premiums and the write-off of unamortized original issue discount.

     REAL ESTATE OPERATIONS

     Secured Notes
     The secured notes represent borrowings of the Company's wholly owned partnership, MXM Mortgage L.P. ("MXM L.P."). The proceeds from the notes were originally used by MXM Mortgage Corp., a wholly owned subsidiary of the Company, to finance a portion of the purchase for $122.3 of certain loans secured by real properties and certain parcels of income producing real property from the Resolution Trust Corporation. The notes mature on December 31, 1997 and bear interest at the prime rate plus 3% per annum, payable monthly. The amended loan agreement provides for additional borrowings of up to $22.0 on or before March 31, 1994.
     Upon the sale of any secured property or loan, the terms of the loan agreement require MXM L.P. to make principal payments based on the release price (as defined) of such property or loan. In addition, the loan agreement requires MXM L.P. to repay the entire outstanding balance of the notes if such balance declines to less than $10.0 or if less than 40% of such balance is allocated to multi-family assets. Principal payments of $60.2 were made in December 1993 in connection with the sale of multi-family properties discussed in Note 1 -- "Investment, Interest and Other Income."

     OTHER

     Repurchase of Debt
     In 1991, the Company redeemed $170.9 of corporate debt and repurchased $16.0 of its other debt. A significant portion of the funds used to redeem the corporate debt was provided through the sale of the MGI 12 3/4% Notes and proceeds from the initial public offering of Kaiser's common stock as described in Note 8. The funds used to repurchase debt were provided by operations.

     Maturities
     Scheduled maturities of long-term debt outstanding at December 31, 1993 are as follows:


                                                          Years Ending December 31,
                                       ---------------------------------------------------------------
                                                                                               There-
                                          1994        1995       1996       1997      1998      after
                                        ---------   --------   --------   -------   -------    -------
     14% Senior Subordinated Reset
          Notes                             $-         $-         $-         $-        $-     $25.0
     12 1/2% Subordinated Debentures       3.3        3.3        3.3        3.3       3.3      11.1
     1989 Credit Agreement                   -          -          -          -         -     188.0
     Alpart CARIFA Loan                      -          -          -          -         -      60.0
     12 3/4% Senior Subordinated Notes       -          -          -          -         -     400.0
     7.95% Timber Collateralized Notes    13.1       13.6       14.1       16.2      19.3     300.7
     11 1/4% Senior Secured Notes            -          -          -          -         -     100.0
     12 1/4% Senior Secured Discount
          Notes                              -          -          -          -         -     126.7
     10 1/2% Senior Notes                    -          -          -          -         -     235.0
     Secured real estate notes               -          -          -       17.2         -         -
     Other                                21.9       16.6        9.6        9.4       9.4      38.4
                                      --------   --------  --------    --------  --------  --------
                                         $38.3      $33.5      $27.0      $46.1     $32.0  $1,484.9
                                      ========   ========   ========   ========  ========  ========






     Capitalized Interest
     Interest capitalized during the years ended December 31, 1993, 1992 and 1991 was $4.4, $5.2 and $5.1, respectively.

     Restricted Net Assets of Subsidiaries
     Certain debt instruments restrict the ability of the Company's subsidiaries to transfer assets, make loans and advances and pay dividends to the Company. As of December 31, 1993, all of the assets relating to the Company's aluminum and forest products operations are subject to such restrictions. The restricted net assets of the Company's real estate subsidiaries totaled $4.0 at December 31, 1993. Under the most restrictive covenants governing debt of the Company's real estate subsidiaries, approximately $24.0 could be paid as of December 31, 1993.

     Fair Value
     The estimated fair value of the Company's long-term debt is based on the quoted market prices for the publicly-traded issues (except for the KACC 14 1/4% Senior Subordinated Notes, where fair value is based on the amount used to retire the notes in February 1993) and on the current rates offered for borrowings similar to the other debt. At December 31, 1993 and 1992, the fair value of the Company's long-term debt is estimated to be $1,647.0 and $1,709.1, respectively.

     5.   INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The adoption of SFAS 109 changes the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, Accounting for Income
     Taxes.   The asset and liability approach requires the
     recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle, as of January 1, 1993, increased the Company's results of operations by $26.6.

     The implementation of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisitions of various subsidiaries in prior years. The restatement of the assigned values with respect to assets and liabilities recorded as a result of the acquisitions and the recomputation of deferred income tax liabilities under SFAS 109 resulted in: (i) an increase of $101.6 in the net carrying value of property, plant, and equipment, (ii) an increase of $47.8 in investments in and advances to unconsolidated affiliates, (iii) a decrease of $29.7 in the net carrying value of timber and timberlands, (iv) an increase of $21.7 in deferred income tax liabilities (a substantial portion of which has been netted against deferred income tax assets on the Consolidated Balance Sheet), (v) a decrease of $11.4 in other assets, (vi) an increase of $56.0 in other noncurrent liabilities and (vii) an increase of $4.3 in other liabilities. As a result of restating the assets and liabilities as described above, the loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for the year ended December 31, 1993 was increased by $5.9.

     Concurrent with the adoption of SFAS 109, the Company implemented the changes in accounting methods for postretirement and postemployment benefits pursuant to Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112"). The pre-tax cumulative effect of the changes in accounting principles relating to SFAS 106 and SFAS 112 was a charge of $684.5, net of benefits for minority interests of $64.6. These accounting method changes resulted in the recognition of deferred income tax assets of $240.2, net of valuation allowances.

     Income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles by geographic area is as follows:


                               Years Ended December 31,
                         -----------------------------------
                             1993       1992        1991
                          ---------- ----------- -----------
     Domestic             $(223.4)    $(112.3)     $(47.5)
     Foreign                 12.0        99.1       114.9
                         --------    --------    --------
                          $(211.4)     $(13.2)      $67.4
                         ========    ========    ========


     The credit (provision) for income taxes on income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles consists of the following:



                                    Years Ended December 31,
                              ------------------------------------
                                  1993        1992        1991
                               ----------- ----------- -----------

     Current:
          Federal                  $(.1)       $(.4)       $(.5)
          State and local          (1.3)        1.2        (1.3)
          Foreign                  (7.9)      (11.4)       (8.9)
                                  -----       -----    --------

                                   (9.3)      (10.6)      (10.7)
                                  -----       -----    --------
     Deferred:
          Federal                  77.1         4.9         7.5
          State and local           2.7        11.6         2.6
          Foreign                  12.0         3.3        (1.4)
                                  -----       -----    --------
                                   91.8        19.8         8.7
                                  -----       -----    --------
                                  $82.5        $9.2       $(2.0)
                                  =====       =====    ========

     The Omnibus Budget Reconciliation Act of 1993 (the "Act"), enacted on August 10, 1993, retroactively increased the maximum federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993. The 1993 federal deferred credit for income taxes of $77.1 includes $29.2 for the benefit of operating loss carryforwards generated in 1993 and includes a $7.0 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment of the Act due to the increase in the federal statutory income tax rate.

     The deferred credit (provision) for income taxes results from the following timing differences for 1992 and 1991:





                                                              Years Ended December 31,
                                                              ------------------------
                                                                   1992         1991
                                                               ------------  ---------

     Revision of prior years' tax estimates                        $14.9        $8.7
     Undistributed earnings or losses of foreign and
          unconsolidated affiliates                                 12.3        12.4
     Inventory costing differences                                   4.6        (3.0)
     Employee benefit plans                                          1.9         (.1)
     Income from forward sales                                      (9.0)       (7.9)
     Depreciation and depletion                                     (7.1)       (5.6)
     State taxes                                                     (.4)        2.4
     Change in unrealized losses on short-term marketable
          securities                                                 (.2)        (.5)
     Other                                                           2.8         2.3
                                                                   -----        ----
                                                                   $19.8        $8.7
                                                                   =====        ====



     A reconciliation between the credit (provision) for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles is as follows:





                                                                        Years Ended December 31,
                                                                    ---------------------------------
                                                                       1993       1992        1991
                                                                    ---------   ---------  ---------

     Income (loss) before income taxes, minority interests,
          extraordinary item and cumulative effect of changes in
          accounting principles                                     $(211.4)    $(13.2)      $67.4
                                                                    =======    =======     =======

     Amount of federal income tax based upon the statutory rate       $74.0       $4.5      $(22.9)
     Increase in net deferred income tax assets due to tax rate
          change                                                        7.0          -           -
     Percentage depletion                                               6.4        6.3         6.0
     Removal of Kaiser from the Company's consolidated federal
          return group                                                  3.5          -           -
     State and local taxes, net of federal tax benefit                   .9         .6         2.1
     Foreign taxes, net of federal tax benefit                         (5.0)      (8.1)       (1.5)
     Revision of prior years' tax estimates and other changes in
          valuation allowances                                          (.6)      14.9         8.7
     Financial reporting/tax basis differences                            -         .1         9.4
     Losses and expenses for which no federal tax benefit was
          recognized                                                      -       (9.2)          -
     Other                                                             (3.7)        .1        (3.8)
                                                                    -------    -------     -------
                                                                      $82.5       $9.2       $(2.0)
                                                                    =======    =======     =======



     As shown in the Consolidated Statement of Operations for the year ended December 31, 1993, the Company reported an extraordinary loss related to the early extinguishment of debt. The Company reported the loss net of related deferred federal income taxes of $27.5 which approximated the federal statutory income tax rate in effect on the dates the transactions occurred. The related deferred income tax benefits recorded by the Company in respect of SFAS 106 and SFAS 112 were recorded at the federal statutory rate in effect on the dates the accounting standards were adopted before giving effect to certain valuation allowances. At December 31, 1993 and 1992, the Company recorded a charge to equity for additional pension liabilities pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions. The Company recorded the 1993 charge net of related deferred federal and state income taxes of $8.7, which approximated the federal and state statutory rate. The Company did not record a tax benefit with respect to the 1992 charge.

     The components of the Company's net deferred income tax assets (liabilities) are as follows:



                                                                                       January 1,
                                                                                          1993
                                                                                        (date of
                                                                 December 31, 1993      adoption)
                                                                  ----------------  ----------------
     Deferred income tax assets:
          Postretirement benefits other than pensions                    $288.2             $273.6
          Loss and credit carryforwards                                   161.5              137.3
          Other liabilities                                               116.8               75.0
          Real estate                                                      75.9               39.1
          Pensions                                                         60.7               46.2
          Timber and timberlands                                           46.5               41.2
          Foreign and state deferred income tax liabilities                33.0               44.6
          Property, plant and equipment                                    24.1               24.5
          Other                                                            36.1               45.0
          Valuation allowances                                           (149.3)            (160.4)
                                                                       --------           --------
               Total deferred income tax assets, net                      693.5              566.1
                                                                       --------           --------

     Deferred income tax liabilities:
          Property, plant and equipment                                  (224.2)            (215.6)
          Investments in and advances to unconsolidated
               affiliates                                                 (60.6)             (60.9)
          Inventories                                                     (33.3)             (36.3)
          Other                                                           (31.2)             (44.2)
                                                                       --------           --------
               Total deferred income tax liabilities                     (349.3)            (357.0)
                                                                       --------           --------
     Net deferred income tax assets                                      $344.2             $209.1
                                                                       ========           ========


     The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1993, approximately $206.8 of the net deferred income tax assets listed above are attributable to Kaiser. Of this amount, approximately $82.4 relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use, the year the carryforwards expire and the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes that Kaiser, based on the cyclical nature of its business, its history of prior operating earnings and its expectations for future years, will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of Kaiser's net deferred income tax assets is approximately $124.4. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a thirty to forty year period. If such deductions create or increase a net operating loss in any one year, Kaiser has the ability to carry forward such loss for fifteen taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite Kaiser's recent decline in profitability. The net deferred income tax assets listed above which are not attributable to Kaiser are approximately $137.4, as of December 31, 1993. This amount includes approximately $122.4 which relates to the excess of the tax basis over financial statement basis with respect to timber and timberlands and real estate. The Company has concluded that it is more likely than not that these net deferred income tax assets will be realized based in part upon the estimated values of the underlying assets which are in excess of their tax basis.

     Certain of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheet in the captions entitled prepaid expenses and other current assets, other accrued liabilities and other noncurrent liabilities.

     The Company files consolidated federal income tax returns together with its domestic subsidiaries. As a consequence of Kaiser's public offering of shares on June 30, 1993, as discussed in Note 7, Kaiser and its subsidiaries are no longer included in the consolidated federal income tax return group of the Company. Kaiser and its subsidiaries have become members of a new consolidated return group of which Kaiser is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group will file a consolidated federal income tax return for taxable periods beginning on or after July 1, 1993.

     Income taxes are classified as either domestic or foreign based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is subject to domestic income taxes.

     The following table presents the tax attributes for federal income tax purposes at December 31, 1993 attributable to the Company and to the New Kaiser Tax Group. The allocation of these attributes among the companies, as well as the amounts listed, may change based upon the final 1993 tax returns. The utilization of certain of these tax attributes are subject to limitations.




                                                        The Company            New Kaiser Tax Group
                                                  ----------------------     ------------------------
                                                               Expiring                    Expiring
                                                                Through                    Through
                                                              ----------                 ------------
     Regular Tax Attribute Carryforwards:
          Current year net operating loss          $14.0         2008        $83.4           2008
          Prior year net operating losses           16.0         2007         54.9           2006
          General business tax credits                .9         2002         41.6           2006
          Foreign tax credits                          -           -          19.8           1998
          Alternative minimum tax credits            1.6      Indefinite      15.3        Indefinite

     Alternative Minimum Tax Attribute
     Carryforwards:
          Current year net operating loss             $-           -         $56.0           2008
          Prior year net operating losses            8.5         2007         24.0           2002
          Foreign tax credits                          -           -          12.0           1998


     6.   EMPLOYEE BENEFIT AND INCENTIVE PLANS

     Postretirement Benefits Other Than Pensions
     The Company has unfunded defined postretirement benefit plans which cover most of its employees. Under the plans, employees are eligible for health care benefits (and life insurance benefits for Kaiser employees) upon retirement. Retirees from companies other than Kaiser make contributions for a portion of the cost of their health care benefits. Kaiser amended certain salaried retiree group insurance benefits effective January 1, 1994 to provide for additional cost-sharing features, such as reducing certain reimbursements and requiring future retiree contributions which will lower salaried retiree medical expenses.

     The Company adopted SFAS 106 as of January 1, 1993. The costs of postretirement benefits other than pensions are now accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 was recorded as a charge to results of operations of $437.9, net of related benefits for minority interests of $63.6 and income taxes of $236.8.

     A summary of the components of net periodic postretirement benefit cost for the year ended December 31, 1993 is as follows:


     Service cost -- benefits earned during the year          $7.4
     Interest cost on accumulated postretirement benefit      59.0
          obligation                                         -----
     Net periodic postretirement benefit cost                $66.4
                                                             =====


     The adoption of SFAS 106 increased the Company's loss before extraordinary item and cumulative effect of changes in accounting principles by $13.3, or $1.41 per share ($19.9 before income taxes), for the year ended December 31, 1993. Kaiser's cost of providing postretirement health care and life insurance benefits to retired employees was $47.2 and $40.2 for the years ended December 31, 1992 and 1991, respectively.

     The postretirement benefit liability recognized in the Company's Consolidated Balance Sheet was:



                                                            January 1,
                                                               1993
                                              December 31,   (date of
                                                  1993      adoption)
                                               -----------  ---------
     Retirees                                    $631.2      $583.5
     Actives eligible for benefits                 35.1        32.7
     Actives not eligible for benefits            133.2       122.1
                                                -------     -------
          Accumulated postretirement benefit
               obligation                         799.5       738.3
     Unrecognized prior service cost               35.0           -
     Unrecognized net loss                        (66.8)          -
                                                -------     -------
          Postretirement benefit liability       $767.7      $738.3
                                                =======     =======

     The annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rates) are approximately 9.5% and 8.0% for retirees under age 65 and over age 65, respectively, and are assumed to decrease gradually to approximately 5.25% for 2006 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $97.0 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $9.6.

     The discount rate and rate of compensation increase used in determining the accumulated postretirement benefit obligation were 7.5% and 5.0% at December 31, 1993, respectively, and 8.25% and 5.0% at January 1, 1993, respectively.

     Retirement Plans
     The Company has various retirement plans which cover essentially all employees. Most of the Company's employees are covered by defined benefit plans. The benefits are determined under formulas based on years of service and the employee's compensation. The Company's funding policy is to contribute annually an amount at least equal to the minimum cash contribution required by ERISA.

     The Company has various defined contribution savings plans designed to enhance the existing retirement programs of participating employees. Under the MAXXAM Inc. Savings Plan, employees may elect to contribute up to 16% of their compensation to the plan. For those participants who have elected to make voluntary contributions to the plan, the Company's contributions consist of a matching contribution of up to 4% of the compensation of participants for each calendar quarter. Under the Kaiser Aluminum Savings and Retirement Plan, salaried employees may elect to contribute from 2% to 18% of their compensation to the plan. For those eligible participants who have elected to make contributions to the plan, Kaiser's contributions are determined based on earnings and net worth formulas.

     A summary of the components of net periodic pension costs for the defined benefit plans and total pension costs for the defined contribution plans and non-qualified retirement and incentive plans is as follows:




                                                                    Years Ended December 31,
                                                              -------------------------------------
                                                                 1993         1992         1991
                                                              ----------   ----------   ----------
     Defined benefit plans:
          Service cost-benefits earned during the year           $13.0        $13.1        $11.5
          Interest cost on projected benefit obligations          60.8         60.2         60.4
          Return on assets:
               Actual gain                                       (73.9)       (28.2)      (102.4)
               Deferred gain (loss)                               15.9        (31.2)        49.9
          Net amortization and deferral                            4.7          2.9          1.9
                                                                ------       ------      -------
          Net periodic pension cost                               20.5         16.8         21.3
     Defined contribution plans                                    1.7          1.7          3.6
     Non-qualified retirement and incentive plans                  4.3          5.5          4.8
                                                                ------       ------      -------
                                                                 $26.5        $24.0        $29.7
                                                                ======       ======      =======


     The following table sets forth the funded status and amounts recognized for the defined benefit plans in the Consolidated
     Balance Sheet:



                                                                           December 31,
                                                                      ---------------------
                                                                         1993        1992
                                                                       ---------  ---------

     Actuarial present value of accumulated plan benefits:
          Vested benefit obligation                                    $724.1      $678.2
          Non-vested benefit obligation                                  42.2        51.4
                                                                      -------     -------
               Total accumulated benefit obligation                    $766.3      $729.6
                                                                      =======     =======

     Projected benefit obligation                                      $816.8      $767.1
     Plan assets at fair value, primarily fixed income                 (590.8)     (588.6)
          securities and common stocks                                -------     -------
     Projected benefit obligation in excess of plan assets              226.0       178.5
     Unrecognized net transition obligation                              (1.7)       (2.7)
     Unrecognized net loss                                              (76.2)      (34.9)
     Unrecognized prior service cost                                    (17.8)      (17.0)
     Adjustment required to recognize minimum liability                  47.7        25.3
                                                                      -------     -------
               Accrued pension cost                                    $178.0      $149.2
                                                                      =======     =======



     The assumptions used in accounting for the defined benefit plans were as follows:




                                                                    December 31,
                                                           -----------------------------
                                                              1993      1992      1991
                                                           --------- --------- ---------


     Rate of increase in compensation levels                 5.0%      5.0%      5.0%
     Discount rate                                           7.5%     8.25%     8.25%
     Expected long-term rate of return on assets            10.0%     10.0%     10.0%


     The Company has recorded an additional pension liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets. The amount of the additional pension liability in excess of unrecognized prior service cost is recorded as a charge to stockholders' equity. In 1993 and 1992, the additional pension liability charged to stockholders' equity amounted to $14.9 and $9.0, respectively.

     Postemployment Benefits
     The Company adopted SFAS 112 as of January 1, 1993. The costs of postemployment benefits are now accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 was recorded as a charge to results of operations of $6.4, net of related benefits for minority interests of $1.0 and income taxes of $3.4.

     Incentive Plans
     Kaiser has an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees. All compensation vested as of December 31, 1992 under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of Kaiser as of December 31, 1993. Under the LTIP, as amended, 764,092 shares of Kaiser common stock were distributed to participants during 1993 which will generally vest at the rate of 25% per year. Kaiser will record the related expense of approximately $6.5 over the four-year period ending December 31, 1996.

     In 1993, Kaiser adopted the Kaiser 1993 Omnibus Stock Incentive Plan. At December 31, 1993, Kaiser had 1,151,608 shares of its common stock reserved for awards or for payment of rights granted under this plan. In 1993, the stockholders approved the award of 584,300 shares as "nonqualified stock options" to members of management other than those participating in the LTIP. These options will generally vest at the rate of 20% per year over the next five years, commencing May 18, 1994. The exercise price of these shares is $7.25 per share (the quoted market price at the date of grant).


     7.   MINORITY INTERESTS

     Minority interests represent the following:




                                                                           December 31,
                                                                      ---------------------
                                                                         1993        1992
                                                                       ---------  ---------
     Kaiser Aluminum Corporation:
          Common stock, par $.01 (Note 8)                              $    -       $71.8
          $.65 Depositary Shares                                        119.3           -
     Subsidiary redeemable preference stock:
          KACC Series A and B Cumulative Preference Stock, par $1        33.6        32.8
          KACC Cumulative Convertible Preference Stock, par $100          1.8         2.0
     KACC Minority Interest:
          Alumina Partners of Jamaica                                    56.9        58.8
          Volta Aluminium Company Limited                                11.5        11.3
          Kaiser LaRoche Hydrate Partners                                 1.2           -
                                                                       ------      ------
                                                                       $224.3      $176.7
                                                                       ======      ======



     As a result of Kaiser's public offering of its common stock in 1991, the issuance of preferred stock in 1993 and 1994 (each as described below) and, to a lesser extent, the issuance of common stock in connection with the LTIP (as described above), the Company's voting interest in Kaiser has decreased to approximately 61% on a fully diluted basis, as of February 17, 1994.

     $.65 Depositary Shares
     On June 30, 1993, Kaiser issued 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend
     Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, Kaiser issued an additional 2,132,950 of its Depositary Shares to MGI in exchange for a $15.0 promissory note issued by KACC which evidenced a $15.0 cash loan made by MGI to KACC in January 1993 (the "MGI Loan"). Kaiser used approximately $81.5 of the net proceeds it received from the sale of the Depositary Shares together with the MGI Loan to make a capital contribution to KACC, and $37.8 of the net proceeds it received from the sale of the Depositary Shares to make a non-interest bearing loan to KACC (evidenced by a note) which is designed to provide sufficient funds to make the required dividend payments on the Series A Shares until June 30, 1996 (the "Series A Shares Mandatory Conversion Date"). KACC used approximately $13.7 of such funds to prepay the remaining balance of the Term Loan under the 1989 Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the Revolving
     Credit Facility of the 1989 Credit Agreement. On June 30, 1996, each of the outstanding Depositary Shares will automatically convert (upon the automatic conversion of the Series A Shares) into (i) one share of Kaiser's common stock, plus (ii) the right to receive an amount in cash equal to the accrued and unpaid dividends payable with respect to such Depositary Shares.
     Automatic conversion of the outstanding Depositary Shares (and the Series A Shares) will occur upon certain mergers or consolidations of Kaiser (as defined). At any time or from time to time prior to June 30, 1996, Kaiser may call the outstanding Depositary Shares (by calling the Series A Shares) for redemption, in whole or in part, at a call price per Depositary
     Share initially equal to $12.46, declining by $.0018 on each day following the date of issue to $10.624 on April 30, 1996, and equal to $10.51 thereafter, payable in shares of common stock having an aggregate Current Market Price (as defined) equal to the applicable call price, plus an amount in cash equal to all accrued and unpaid dividends payable with respect to such Depositary Share. Holders of Depositary Shares (based on the voting rights of the Series A Shares) have one vote for each Depositary Share held of record, except as required by law, and are entitled to vote with the holders of common stock on all matters submitted to a vote of Kaiser's common stockholders. The Depositary Shares call for the payment of quarterly dividends
     (when and as declared by Kaiser's Board of Directors) of approximately $3.2 ($.1625 per share). The Company has accounted for Kaiser's issuance of the Depositary Shares as additional minority interest.

     On October 13, 1993, Kaiser filed a registration statement with the Securities and Exchange Commission for the sale to the public of the 2,132,950 Depositary Shares the Company exchanged for the MGI Loan, as described above. The registration statement was declared effective by the Securities and Exchange Commission on November 15, 1993. The Company may consummate the sale of all or any portion of such Depositary Shares at any time.

     Subsidiary Redeemable Preference Stock
     In March 1985, KACC entered into a three-year agreement with the United Steelworkers of America ("USWA") whereby shares of a new series of KACC Cumulative (1985 Series A) Preference Stock (the "Series A Stock") would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of KACC Cumulative (1985 Series B) Preference Stock (the "Series B Stock"). The Series A Stock and the Series B Stock ("Series A and B Stock") each have a liquidation and redemption value of $50 per share plus accrued dividends, if any, and have a total redemption value of $54.1 at December 31, 1993. Issuances and redemptions of Series A and B Stock are as follows:




                                           Years Ended December 31,
                                   ---------------------------------------
                                       1993          1992         1991
                                    -----------  -----------   -----------
     Shares:
          Beginning of year        1,163,221     1,305,550    1,718,051
          Issued                           -             -        1,868
          Redeemed                   (81,673)     (142,329)    (414,369)
                                  ----------    ----------   ----------
          End of year              1,081,548     1,163,221    1,305,550
                                  ==========    ==========   ==========


     No additional Series A or B Stock will be issued based on compensation earned in 1992 or subsequent years. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by KACC's Board of Directors, payable in Series B Stock or in cash at the option of KACC on or after March 1, 1991, with respect to years commencing January 1, 1990, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B Stock is entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by KACC's Board of Directors.

     Redemption fund agreements require KACC to make annual payments by March 31 of each year based on a formula tied to KACC's consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1992 and 1993, KACC contributed $7.0 and $4.3 for the years ended December 31, 1991 and 1992, respectively, and will contribute $4.3 in March 1994 for the year ended
     December 31, 1993.

     Under the USWA labor contract effective November 1, 1990, KACC was obligated to offer to purchase up to 80 shares of Series A Stock from each active participant in 1991 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 40 shares from each participant in 1994. The employees may elect to receive their shares, accept cash or place the proceeds into KACC's 401(k) savings plan.
     Under separate action, KACC also offered to purchase 80 shares of Series B Stock from active participants in 1991 and 40 shares in 1994. Under the provisions of these contracts, in February 1994, KACC purchased $4.6 and $.8 of the Series A Stock and Series B Stock, respectively.

     The Series A and B Stock is distributed in the event of death or retirement of the plan participant, or in other specified circumstances. KACC may also redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at the redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985 at the redemption value on a five-year installment basis with interest at market rates. The obligation of KACC to make such installment payments must be secured.

     The Series A and B Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates, or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on its common stock if KACC is in default on any dividends payable on the Series A and B Stock.

     8.255% Preferred Redeemable Increased Dividend Equity Securities On February 17, 1994, Kaiser consummated a public offering for the sale of 8,000,000 shares of its PRIDES. The net proceeds from the sale of the PRIDES were approximately $90.6. Kaiser used $30.0 of such net proceeds to make a non-interest bearing loan to KACC (evidenced by a note) which is designed to provide sufficient funds to make the required dividend payments on the PRIDES until December 31, 1997 (the "PRIDES Mandatory Conversion Date") and $60.6 of such net proceeds to make a capital contribution to KACC. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of Kaiser's common stock and together with the holders of any other classes or series of Kaiser's stock (including the Series A Shares) who are entitled to vote in such manner on all matters submitted to a vote of common stockholders. On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into (i) one share of Kaiser's common stock, subject to adjustment in certain events, and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon. Shares of PRIDES are not redeemable prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, Kaiser may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Kaiser's common stock equal to (A) the sum of (i) $11.9925, declining after December 31, 1996 to $11.75 until December 31, 1997, plus, in the event Kaiser does not elect to pay cash dividends to the redemption date, (ii) all accrued and unpaid dividends thereon divided by (B) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of Kaiser's common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of Kaiser's common stock (equivalent to a conversion price of $14.10 per share of Kaiser's common stock), subject to adjustment in certain events. The number of shares of Kaiser's common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of Kaiser's common stock from time to time. The PRIDES call for the payment of quarterly dividends of approximately $1.9 ($.2425 per share). The Company will account for Kaiser's issuance of the PRIDES as additional minority interest in 1994.

     8.   STOCKHOLDERS' EQUITY (DEFICIT)

     Preferred Stock
     The holders of the Company's Class A Preferred Stock are entitled to receive, if and when declared, preferential cash dividends at the rate of $.05 per share per annum and will participate thereafter on a share for share basis with the holders of common stock in all cash dividends, other than cash dividends on the common stock in any fiscal year to the extent not exceeding $.05 per share. Stock dividends declared on the common stock will result in the holders of the Class A Preferred Stock receiving an identical stock dividend payable in shares of Class A Preferred Stock. At the option of the holder, the Class A Preferred Stock is convertible at any time into shares of common stock at the rate of one share of common stock for each share of Class A Preferred Stock. Each holder of Class A Preferred Stock is generally entitled to ten votes per share on all matters presented to a vote of the Company's stockholders.

     Sale of Subsidiary Stock
     On July 18, 1991, Kaiser consummated its initial public offering of 7.25 million shares of its common stock at a price of $14 per share. The 7.25 million shares represented approximately a 12.7% interest in Kaiser. Kaiser received approximately $93.2, net of related offering costs, from the sale. Seventy-five percent of the net proceeds were used to prepay certain notes together with accrued interest thereon to MGI, and the remaining 25% was used to prepay a portion of the indebtedness under Kaiser's 1989 Credit Agreement. As a result of the sale of Kaiser's common stock, the Company's equity in Kaiser's net assets immediately after the sale was approximately $28.5 higher than its historical cost. The Company has accounted for this difference as an increase in additional capital.

     Stock Option Plans
     The 1980 Incentive Plan authorized the granting of options to purchase up to 750,000 shares of the Company's common stock through June 1990. Options granted were exercisable at the market price at the date of grant and became exercisable in five equal annual installments, commencing one year from the date of grant, and expiring ten years from the date of grant. On July 1, 1988, pursuant to the terms of the 1980 Incentive Plan, holders of the 1980 Incentive Plan options were granted stock appreciation rights. During the years ended December 31, 1992 and 1991, 63,000 options and 110,000 options were exercised at prices ranging from $7.875 to $15.75 per share resulting in the issuance of 19,761 shares and 54,037 shares, respectively. At December 31, 1992, all options to purchase shares under the 1980 Incentive Plan had been exercised.

     In 1988, 354,000 options granted under MGI's 1976 Stock Option Plan (the "MGI 1976 Plan"), at prices ranging from $7.875 to $18.75 per share, were converted into the right to receive, upon exercise of each option, $6.11 in cash, .25 shares of the Company's common stock (88,500 shares) and $6.00 principal amount of the Reset Notes. Options granted under the MGI 1976 Plan generally were exercisable for a period of ten years from the date of grant. During 1993 and 1992, 60,000 options and 100,000 options granted under the MGI 1976 Plan at prices of $10.875 and $11.625 per share, respectively, were surrendered for a cash payment in lieu of the consideration referred to above. At December 31, 1993, all options granted under the MGI 1976 Plan had been exercised.

     Shares Reserved for Issuance
     At December 31, 1993, the Company had 678,239 common shares reserved for future issuance upon conversion of the Class A
     Preferred Stock.

     Rights
     On November 29, 1989, the Board of Directors of the Company declared a dividend to its stockholders consisting of (i) one Series A Preferred Stock Purchase Right (the "Series A Right") for each outstanding share of the Company's Class A Preferred Stock and (ii) one Series B Preferred Stock Purchase Right (the "Series B Right") for each outstanding share of the Company's common stock. The Series A Right and the Series B Right are collectively referred to herein as the "Rights."The Rights are exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the Company's common stock, or announces a tender offer that would result in beneficial ownership of 15% or more of the outstanding common stock. Any person or group of affiliated or associated persons who, as of November 29, 1989, was the beneficial owner of at least 15% of the outstanding common stock will not be deemed to be an Acquiring Person unless such person or group acquires beneficial ownership of additional shares of common stock (subject to certain exceptions). Each Series A Right, when exercisable, entitles the registered holder to purchase from the Company one share of Class A Preferred Stock at an exercise price of $165.00, subject to adjustment. Each Series B Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's new Class B Junior Participating Preferred Stock, with a par value of $.50 per share (the "Junior Preferred Stock"), at an exercise price of $165.00, subject to adjustment.

     Under certain circumstances, including if any person becomes an Acquiring Person other than through certain offers for all outstanding shares of stock of the Company, or if an Acquiring Person engages in certain "self-dealing" transactions, each Series A Right would enable its holder to buy Class A Preferred Stock (or, under certain circumstances, preferred stock of an acquiring company) having a value equal to two times the exercise price of the Series A Right, and each Series B Right shall enable its holder to buy common stock of the Company (or, under certain circumstances, common stock of an acquiring company) having a value equal to two times the exercise price of the Series B Right. Under certain circumstances, Rights held by an Acquiring Person will be null and void. In addition, under certain circumstances, the Board is authorized to exchange all outstanding and exercisable Rights for stock, in the ratio of one share of Class A Preferred Stock per Series A Right and one share of common stock of the Company per Series B Right. The Rights, which do not have voting privileges, expire in 1999, but may be redeemed by action of the Board prior to that time for $.01 per right, subject to certain restrictions.

     Voting Control
     Federated Development Company ("Federated") and Mr. Charles E. Hurwitz collectively own 97.0% of the Company's Class A Preferred Stock and 31.3% of the Company's common stock (resulting in combined voting control of approximately 60.0% of the Company). Mr. Hurwitz is the Chairman of the Board, President and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of Federated. Federated is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof.

     9.   RELATED PARTY TRANSACTIONS

     In 1987, the Company entered into loan agreements with Federated for up to $26.0 of nonrecourse loans, secured by real estate located in Rancho Mirage, California ("Mirada"). In July 1991, these loans were assumed by MCO Properties Inc. ("MCOP"), a wholly owned subsidiary of the Company (see "Exchange" below). The Company recorded interest income on these loans amounting to $1.1 for the year ended December 31, 1991.

     In July 1991, an exchange agreement (the "Exchange") was consummated by and among the Company, MCOP and Federated. Pursuant to the terms of the Exchange, MCOP paid Federated $1.4 in cash, issued to Federated 394 shares of its 7% Cumulative Exchangeable Preferred Stock (having a liquidation value of $3.9) and assumed liabilities of $36.2, of which $34.2 was due the Company. The MCOP Preferred Stock is exchangeable into shares of the Company's common stock at an exchange price of approximately $55.40 per share, subject to various antidilution provisions. MCOP received the Mirada real estate assets, with an appraised value of approximately $42.9, and 801,941 common shares and 47,702 Series E preferred shares of United Financial Group, Inc. Due to the commonality of the ownership of the Company and Federated, the Mirada assets acquired by MCOP were valued for financial accounting purposes at Federated's basis immediately before the transaction of $13.6. Accordingly, the Exchange resulted in a charge to the Company's additional capital of approximately $24.0.

     Certain affiliated parties of the Company, including Mr. Charles
     E. Hurwitz, collectively hold less than an 11% equity interest in SHRP.

     10.  COMMITMENTS AND CONTINGENCIES

     Commitments
     The Company, principally through Kaiser, has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange contracts and forward sales contracts, letters of credit and other guarantees. Purchase agreements and tolling arrangements include agreements for the supply of alumina to, and the purchase of aluminum from, Anglesey.

     Similarly, KACC has long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs and certain other costs of this joint venture. The aggregate minimum amount of required future principal payments at December 31, 1993 is $73.6, due in 1997. KACC's share of payments, including operating costs and certain other expenses under the agreement, was $86.7, $99.2 and $107.6 for the years ended December 31, 1993, 1992 and 1991, respectively.

     Minimum rental commitments under operating leases at December 31, 1993 are as follows: years ending December 31, 1994 -- $27.9; 1995 -- $27.0; 1996 -- $26.3; 1997 -- $24.6; 1998 -- $26.1;
     thereafter -- $248.8. Rental expense for operating leases was $31.3, $29.2 and $29.1 for the years ended December 31, 1993, 1992 and 1991, respectively. The minimum future rentals receivable under noncancelable subleases at December 31, 1993 were $92.8.

     Environmental Contingencies

     Kaiser and KACC are subject to a wide variety of environmental laws and regulations and to fines or penalties assessed for alleged breaches of the environmental laws and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA") and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     Based upon Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in other noncurrent liabilities:


                                      Years Ended December 31,
                                 ---------------------------------
                                    1993        1992       1991
                                  ---------  ---------   ---------
     Balance at beginning of year  $46.4       $51.5      $57.7
     Additional amounts              1.7         4.5        7.8
     Less expenditures              (7.2)       (9.6)     (14.0)
                                  ------      ------     ------
     Balance at end of year        $40.9       $46.4      $51.5
                                  ======      ======     ======


     These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based upon presently enacted laws and regulations, currently available facts, existing technology and Kaiser's assessment of the likely remediation action to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that expenditures to be charged to the environmental accrual will be approximately $4.0 to $8.0 for the years 1994 through 1998 and an aggregate of approximately $12.8 thereafter.

     As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established, or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals by amounts which cannot presently be estimated. While uncertainties are inherent in the ultimate outcome of these matters and it is impossible to presently determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties should not have a material adverse effect upon Kaiser's consolidated financial position or results of operations.

     Asbestos Contingencies
     KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment with KACC or to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years.

     At year-end 1993, the number of such lawsuits pending was approximately 23,400 (approximately 11,400 of which were received in 1993). The number of such lawsuits instituted against KACC increased substantially in 1993, and management believes the number of such lawsuits will continue at approximately the same rate for the next few years.

     In connection with such litigation, during 1993, 1992, and 1991, KACC made cash payments for settlement and other related costs of $7.0, $7.1 and $6.1, respectively. Based upon prior experience, Kaiser estimates annual future cash payments in connection with such litigation of approximately $8.0 to $13.0 for the years 1994 through 1998, and will aggregate approximately $88.4 thereafter through 2006. Based upon past experience and reasonably anticipated future activity, Kaiser has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2006. Kaiser does not presently believe there is a reasonable basis for estimating such costs beyond 2006 and, accordingly, no accrual has been recorded for such costs which may be incurred. This accrual was calculated based upon the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, the current state of case law related to asbestos claims, the advice of counsel and the anticipated effects of inflation and discounting at an estimated risk-free rate (5.25% at December 31, 1993). Accordingly, an accrual of $102.8 for asbestos-related expenditures is included primarily in other noncurrent liabilities at December 31, 1993. The aggregate amount of the undiscounted liability at December 31, 1993 of $141.5, before considerations for insurance recoveries, reflects an increase of $56.6 from the prior year, resulting primarily from an increase in claims filed during 1993 and Kaiser's belief that the number of such lawsuits will continue at approximately the same rate for the next few years.

     Kaiser believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. While claims for recovery from one of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, Kaiser believes, based upon prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies and the advice of counsel, that substantial recoveries from the insurance carriers are probable. Accordingly, estimated insurance recoveries of $94.0, determined on the same basis as the asbestos-related cost accrual, are recorded primarily in long-term receivables and other assets as of December 31, 1993.

     Based upon the factors discussed in the two preceding paragraphs, management currently believes that there is no more than a remote possibility (under generally accepted accounting principles) that Kaiser's asbestos-related costs net of related insurance recoveries will exceed those accrued as of December 31, 1993 and, accordingly, that the resolution of such uncertainties and the incurrence of such net costs should not have a material adverse effect upon Kaiser's consolidated financial position or results of operations.

     Other Contingencies
     The Company is involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the actual costs that may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect upon the Company's consolidated financial position or results of operations.

     11.  SEGMENT INFORMATION

     The following tables present financial information by industry segment and by geographic area at December 31, 1993 and 1992 and and for the three years ended December 31, 1993, 1992 and 1991. As a result of the Forest Products Group Formation described in Note
     1, the Company has restated its presentation of operating income
     (loss) and identifiable assets of the forest products and corporate segments for the years ended December 31, 1992 and 1991.

     Industry Segments



                                            Bauxite                   Forest       Real
                                  Years       and       Aluminum     Products     Estate
                                  Ended     Alumina    Processing   Operations  Operations   Corporate      Total
                                 -------  -----------  ----------   ----------  ----------   ----------  -----------

     Sales to unaffiliated
          customers               1993       $423.4    $1,295.7       $233.5       $78.5           $-     $2,031.1
                                  1992        466.5     1,442.6        223.4        70.1            -      2,202.6
                                  1991        550.8     1,450.0        205.7        48.0            -      2,254.5

     Operating income (loss)      1993        (20.1)      (97.3)        54.3       (13.5)       (19.5)       (96.1)
                                  1992         44.6        47.0         64.1        (9.3)       (15.6)       130.8
                                  1991        127.7        88.7         55.3       (18.8)       (17.4)       235.5

     Effect of changes in
     accounting principles on
     operating income (loss):
          Postretirement
               benefits other
               than pensions      1993         (2.3)      (16.9)         (.4)        (.2)         (.1)       (19.9)
          Income taxes            1993         (6.3)       (5.6)          .1          .7            -        (11.1)

     Equity in earnings
          (losses) of
          unconsolidated
          affiliates              1993         (2.5)        (.8)           -           -         (1.6)        (4.9)
                                  1992          1.8        (3.7)           -           -            -         (1.9)
                                  1991         (4.4)      (15.1)           -           -            -        (19.5)

     Depreciation and
     depletion                    1993         33.8        57.3         24.5         4.1          1.1        120.8
                                  1992         29.4        49.2         28.4         3.5           .9        111.4
                                  1991         25.8        47.0         30.4         2.2           .7        106.1

     Capital expenditures         1993         35.8        31.9         11.1         7.1           .3         86.2
                                  1992         60.0        54.4          8.7         8.1          1.5        132.7
                                  1991         51.8        66.3          6.1         5.1          1.6        130.9

     Investments in and
          advances
          to unconsolidated
          affiliates              1993       151.9         31.3            -           -            -        183.2
                                  1992        136.7        13.4            -           -            -        150.1

     Identifiable assets          1993        930.7     1,540.5        676.8       215.7        208.3      3,572.0
                                  1992        816.0     1,341.8        666.0       308.3         66.7      3,198.8



     Sales to unaffiliated customers excludes intersegment sales between bauxite and alumina and aluminum processing of $129.4, $179.9 and $194.6 for the years ended December 31, 1993, 1992 and 1991, respectively. Intersegment sales are made on a basis intended to reflect the market value of the products.

     Operating losses for Corporate represent general and administrative expenses of MAXXAM Inc. that are not allocated to the Company's industry segments. General and administrative expenses of subsidiary companies are allocated in the Company's industry segment presentation based upon those segments' ratio of sales to unaffiliated customers.

     Geographical Information





                                      Years                                       Other
                                      Ended    Domestic   Caribbean   Africa     Foreign  Eliminations     Total
                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------

     Sales to unaffiliated
          customers                   1993   $1,515.8     $123.2     $207.5     $184.6           $-     $2,031.1
                                      1992    1,625.6      120.4      263.5      193.1            -      2,202.6
                                      1991    1,614.8      172.3      269.2      198.2            -      2,254.5

     Sales and transfers among
          geographic
          areas                       1993          -       92.3          -       79.6       (171.9)           -
                                      1992          -      111.8          -       93.5       (205.3)           -
                                      1991          -      116.4          -      112.3       (228.7)           -

     Operating income (loss)          1993     (125.2)      (9.3)      34.1        4.3            -        (96.1)
                                      1992       21.2       12.8       78.8       18.0            -        130.8
                                      1991       84.6       42.4       72.1       36.4            -        235.5

     Equity in earnings (losses) of
          unconsolidated affiliates   1993       (1.6)         -          -       (3.3)           -         (4.9)
                                      1992          -          -          -       (1.9)           -         (1.9)
                                      1991          -          -          -      (19.5)           -        (19.5)

     Investments in and advances
          to unconsolidated
          affiliates                  1993        1.0       30.5          -      151.7            -        183.2
                                      1992        1.4       29.5          -      119.2            -        150.1

     Identifiable assets              1993    2,740.8      421.7      223.0      186.5            -      3,572.0
                                      1992    2,326.1      433.3      227.5      211.9            -      3,198.8



     Sales and transfers among geographic areas are made on a basis intended to reflect the market value of the products.

     Included in results of operations are aggregate foreign currency translation and transaction gains of $4.9, $12.0 and $1.2 for the years ended December 31, 1993, 1992 and 1991, respectively.

     Export sales were less than 10% of total revenues during the years ended December 31, 1993, 1992 and 1991. There was no single customer which accounted for more than 10% of total net sales for the year ended December 31, 1993. For the years ended December 31, 1992 and 1991, the Company had bauxite and alumina sales of $135.3 and $155.9 and aluminum processing sales of $144.9 and $160.9 to one customer, respectively.


                            MAXXAM Inc. and Subsidiaries
                    Quarterly Financial Information (unaudited)


     Summary quarterly financial information for the years ended
     December 31, 1993 and 1992 is as follows:




                                                                   Three Months Ended
                                                  ----------------------------------------------------
     (IN MILLIONS OF DOLLARS, EXCEPT SHARE          March 31     June 30     September 30   December 31
     AMOUNTS)                                      ----------   ----------   ------------   ----------

     1993:
          Net sales                                 $513.7       $507.9         $506.5       $503.0
          Operating loss                              (1.8)        (1.1)         (10.8)       (82.4)
          Loss before extraordinary item
               and cumulative effect of
               changes in accounting
               principles                            (25.9)       (15.8)         (26.8)       (63.4)
          Extraordinary item, net                    (44.1)           -           (6.5)           -
          Cumulative effect of changes in
               accounting principles, net           (417.7)           -              -            -
          Net loss                                  (487.7)       (15.8)         (33.3)       (63.4)
          Per common and common equivalent
               share:
               Loss before extraordinary
                    item and cumulative effect
                    of changes in accounting
                    principles                       (2.74)       (1.67)         (2.83)       (6.71)
               Extraordinary item, net               (4.66)           -           (.69)           -
               Cumulative effect of changes
                    in accounting
                    principles, net                 (44.14)           -              -            -
               Net loss                             (51.54)       (1.67)         (3.52)       (6.71)

     1992:
          Net sales                                 $529.5       $565.0         $531.7       $576.4
          Operating income                            36.5         44.9           37.7         11.7
          Net income (loss)                             .9          1.4             .7        (10.3)
          Per common and common equivalent
               share                                   .10          .15            .07        (1.09)


                            MAXXAM Inc. and Subsidiaries
       Market for the Company's Common Equity and Related Stockholder Matters

     The Company's common stock is traded on the American, Pacific and Philadelphia Stock Exchanges. The stock symbol is MXM. The following table sets forth for the calendar periods indicated the high and low sales prices per share of the Company's common stock as reported on the American Stock Exchange Consolidated Composite Tape.


                                      High       Low
                                    --------- ---------
     1993:
          First Quarter            $35 3/4   $26 5/8
          Second Quarter            27 1/4    21 3/4
          Third Quarter                 34    25 3/8
          Fourth Quarter            38 7/8    28 3/8

     1992:
          First Quarter            $43 1/2   $29 3/8
          Second Quarter            42 1/2    29 5/8
          Third Quarter             33 1/4    24 1/4
          Fourth Quarter            29 3/4    22 1/4


     The following table sets forth the number of record holders of the Company's publicly-owned equity securities as of March 1, 1994.



                                                  Number of
     TITLE OF CLASS                            Record Holders
                                                -------------
     Common Stock                                    6,413
     Class A $.05 Non-Cumulative
          Participating Convertible Preferred
          Stock                                         44


     The Company has not declared any cash dividends on its common stock or its Class A Preferred Stock and has no present intention of paying such dividends in the immediate future.