Form 10-K405, Exhibit 13
MAXXAM INC
filed 1995-03-27
CIK 63814

Maxxam Inc. and Subsidiaries
Selected Financial Data


The following summary of consolidated financial information for each of the five years ended December 31, 1994, is not reported upon herein by independent public accountants and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which are contained elsewhere herein.

                                                    Years Ended December 31,
(In millions of dollars, except
share amounts)                         1994       1993        1992       1991        1990
Consolidated statement of
operations:

     Net sales                       $2,115.7   $2,031.1    $2,202.6    $2,254.5    $2,360.7
     Operating income (loss)              7.3      (96.1)      130.8       235.5       413.9
     Income (loss) before
      extraordinary item and
      cumulative effect of
      changes in accounting
      principles                       (116.7)    (131.9)       (7.3)       57.5       144.4

     Extraordinary item, net             (5.4)     (50.6)          -           -        17.5
     Cumulative effect of
      changes in accounting
      principles, net                       -     (417.7)          -           -           -

     Net income (loss)                 (122.1)    (600.2)       (7.3)       57.5       161.9
     Per common and common
      equivalent share:

          Income (loss) before
           extraordinary item
           and cumulative effect
           of changes in
           accounting principles       (12.35)    (13.95)      (0.77)       6.08       15.19
          Extraordinary item,
           net                           (.57)     (5.35)          -           -        1.84

          Cumulative effect of
           changes in accounting
           principles, net                  -     (44.17)          -           -           -
          Net income (loss)            (12.92)    (63.47)      (0.77)       6.08       17.03

Consolidated balance sheet at
  end of period:
     Total assets                     3,690.8    3,572.0     3,198.8     3,215.0     3,027.5
     Long-term debt                   1,582.5    1,567.9     1,592.7     1,551.9     1,445.5
     Stockholders' equity
      (deficit)                        (275.3)    (167.9)      443.9       459.6       395.3

     Stockholders' equity
      (deficit) per common and
      common equivalent share          (29.36)    (17.91)      47.34       49.12       42.49
Cash dividends declared                     -          -           -           -           -

Maxxam Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The Company operates in three industries: aluminum, through its majority owned subsidiary, Kaiser Aluminum Corporation ("Kaiser"), a fully integrated aluminum producer; forest products, through Maxxam Group Inc. ("MGI") and its wholly owned subsidiaries, principally The Pacific Lumber Company ("Pacific Lumber"); and real estate investment and development, principally through Maxxam Property Company and various other wholly owned subsidiaries. The following should be read in conjunction with the Company's Consolidated Statement of Operations for the years ended December 31, 1994, 1993 and 1992, contained elsewhere herein.

ALUMINUM OPERATIONS

The following table presents selected operational and financial information for the three-year period ended December 31, 1994, with respect to Kaiser's operations. Kaiser's operating results are sensitive to changes in prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold and on hedging strategies. Kaiser, through its principal subsidiary Kaiser Aluminum & Chemical Corporation ("KACC"), operates in two business segments: bauxite and alumina, and aluminum processing. Aluminum operations account for a substantial portion of the Company's revenues and operating results.


                                                          Years Ended December 31,

(In millions of dollars, except shipments and           1994         1993        1992
 prices)


Shipments: (1)
     Alumina                                          2,086.7      1,997.5     2,001.3
     Aluminum products:
          Primary aluminum                              224.0        242.5       355.4
          Fabricated aluminum products                  399.0        373.2       343.6
                                                     ----------   ----------  ----------
                        Total aluminum products         623.0        615.7       699.0
                                                     ==========   ==========  ==========
Average realized sales price:
              Alumina (per ton)                      $    169     $    169    $    195
              Primary aluminum (per pound)                .59          .56         .66

Net sales:
              Bauxite and alumina:
                   Alumina                           $  352.8     $  338.2    $  390.8
                   Other (2) (3)                         79.7         85.2        75.7
                                                     --------     --------    --------
                        Total bauxite and
                         alumina                        432.5        423.4       466.5
                                                     --------     --------    --------
              Aluminum processing:
                   Primary aluminum                     292.0        301.7       515.0
                   Fabricated aluminum products       1,043.0        981.4       913.7
                   Other (3)                             14.0         12.6        13.9
                                                     --------     --------    --------
                        Total aluminum
                         processing                   1,349.0      1,295.7     1,442.6
                                                     --------     --------    --------
              Total net sales                        $1,781.5     $1,719.1    $1,909.1
                                                     ========     ========    ========
Operating income (loss)                              $  (50.3)    $ (117.4)   $   91.6
                                                     =========    ========    ========
Income (loss) before income taxes, minority
 interests, extraordinary item and cumulative
 effect of changes in accounting principles          $ (145.8)    $ (201.7)      $33.8
                                                     =========    ========    ========
Capital expenditures                                 $   70.0     $   67.7    $  114.4
                                                     =========    ========    ========

(1) Shipments are expressed in thousands of metric tons.  A metric ton is equivalent to 2,204.6 pounds.
(2) Includes net sales of bauxite.
(3) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

Net Sales
Bauxite and alumina. Net sales of bauxite and alumina to third parties were $432.5 million in 1994 compared to $423.4 million in 1993 and $466.5 million in 1992. Revenue from alumina increased 4% to $352.8 million in 1994 from $338.2 million in 1993 because of increased shipments. Revenue from alumina decreased 13% to $338.2 million in 1993 from $390.8 million in 1992 because of lower average realized prices. The remainder of the segment's sales revenues were from sales of bauxite, which remained about the same throughout the three years, and the portion of sales of alumina attributable to the minority interest in Alumina Partners of Jamaica ("Alpart").

Aluminum processing. Net sales to third parties for the aluminum processing segment were $1,349.0 million in 1994 compared to $1,295.7 million in 1993 and $1,442.6 million in 1992. The bulk of the segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder due to the portion of sales of primary aluminum attributable to the minority interest in Volta Aluminium Company Limited.

Revenue from primary aluminum decreased 3% to $292.0 million in 1994 from $301.7 million in 1993 as higher average realized prices were more than offset by lower shipments. Average realized prices in 1994 reflected the defensive hedging of primary aluminum prices in respect of 1994 shipments, which was initiated prior to recent improvements in metal prices. In 1994, Kaiser's average realized price from sales of primary aluminum was approximately $.59 per pound, compared to the average Midwest United States transaction price of approximately $.72 per pound during the year. Shipments in 1994 reflected production curtailments at Kaiser's smelters in the Pacific Northwest and Ghana. Revenue from primary aluminum decreased 41% to $301.7 million in 1993 from $515.0 million in 1992 because of lower shipments and lower average realized prices. Shipments of primary aluminum to third parties were approximately 36% of total aluminum products shipments in 1994 compared to approximately 39% in 1993 and 51% in 1992.

Revenue from fabricated aluminum products increased 6% to $1,043.0 million in 1994 from $981.4 million in 1993, principally due to increased shipments of most of these products. Revenue from fabricated aluminum products increased 7% to $981.4 million in 1993 compared to $913.7 million in 1992, principally due to increased shipments of most fabricated aluminum products, partially offset by a decrease in average realized prices of most of these products.

Operating Income (Loss)
Operating losses in 1994 were $50.3 million, compared to operating losses of $117.4 million in 1993 and operating income of $91.6 million in 1992.
In 1993, Kaiser recorded pre-tax charges of $35.8 million relating to the restructuring of aluminum operations (see "- Aluminum processing") and approximately $19.4 million and $29.0 million in the fourth quarter of 1993 and 1992, respectively, because of reductions in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated aluminum products. Kaiser's corporate general and administrative expenses of $67.6 million, $72.6 million and $77.6 million in 1994, 1993 and 1992, respectively, were allocated by the Company to the bauxite and alumina and aluminum processing segments based upon those segments' ratio of sales to unaffiliated customers.

Bauxite and alumina. Operating income for the bauxite and alumina segment was $5.6 million in 1994, compared to operating losses of $20.1 million in 1993 and operating income of $44.6 million in 1992. In 1994 compared to 1993, operating income was favorably affected by increased shipments and lower manufacturing cost. In 1993 compared to 1992, operating income was adversely affected principally due to a decrease in average realized prices for alumina, which more than offset above-market prices for virtually all of Kaiser's excess alumina sold forward in prior periods under long-term contracts.

Aluminum processing. Operating losses for the aluminum processing segment were $55.9 million in 1994, compared to operating losses of $97.3 million in 1993 and operating income of $47.0 million in 1992. The decrease in operating loss in 1994 compared to 1993 was caused principally by the $35.8 million restructuring charges described below, increased shipments of fabricated aluminum products and higher average realized prices of primary aluminum, partially offset by lower shipments of primary aluminum. In 1993 compared to 1992, operating income was adversely affected due principally to reduced shipments and lower average realized prices of primary aluminum, which more than offset increased shipments of fabricated aluminum products. In 1993, KACC implemented a restructuring plan for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in U.S. can stock markets and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which resulted in declining prices in Trentwood's key markets. Additionally, KACC implemented a plan to streamline its casting operations, which included the shutdown of two facilities located in Ohio. This entire restructuring is expected to be completed by the end of 1995 and will affect approximately 620 employees. The pre-tax charge for this restructuring of $35.8 million included $25.2 million for pension, severance and other termination benefits at Trentwood; $8.0 million related to casting facilities; and $2.6 million for various other items. At December 31, 1994, Trentwood was ahead of its restructuring plan, which is expected to result in annual cost savings of at least $50.0 million after it has been fully implemented. Other contributing factors were lower production at Kaiser's smelters in the Pacific Northwest in 1993 as a result of the removal of three reduction potlines from production in January 1993 in response to the Bonneville Power Administration's (the "BPA") reduction during the first quarter of 1993 of the amount of power it normally provides to Kaiser, and the increased cost of substitute power in such quarter. In 1993 and 1992, Kaiser realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

Income (Loss) Before Income Taxes, Minority Interests, Extraordinary Item
 and Cumulative Effect of Changes in Accounting Principles
Losses before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles in 1994 were $145.8 million, compared to $201.7 million in 1993. This decrease resulted from the reduction in operating losses previously described. Losses before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles in 1993 were $201.7 million, compared to income of $33.8 million in 1992. This decrease resulted from the operating losses previously described and $10.8 million of other pre-tax charges in 1993, principally related to establishing additional litigation and environmental reserves.

As described in Note 1 to the Consolidated Financial Statements, Kaiser's cumulative losses in the first and second quarter of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6 to the Consolidated Financial Statements, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993 and all of 1994, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7 to the Consolidated Financial Statements). The Company will record 100% of Kaiser's losses and profits until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

Information concerning net sales, operating income (loss) and assets attributable to certain geographic areas and industry segments is set forth in Note 11 to the Consolidated Financial Statements.

FOREST PRODUCTS OPERATIONS

The Company's forest products operations are conducted by MGI through its principal operating subsidiaries, Pacific Lumber and Britt Lumber Co., Inc. ("Britt").



                                                           Years Ended December 31,

(In millions of dollars, except shipments and             1994       1993       1992
prices)


Shipments:
              Lumber: (1)
                   Redwood upper grades                     52.9       68.3       76.6
                   Redwood common grades                   218.4      184.7      193.9
                   Douglas-fir upper grades                  8.6       10.7       10.2
                   Douglas-fir common grades and
                    other                                   66.3       46.4       56.0
                                                       ---------- ---------- ----------
                   Total lumber                            346.2      310.1      336.7
                                                       ========== ========== ==========
              Logs (2)                                      17.7       18.6       19.1
                                                       ========== ========== ==========
              Wood chips (3)                               210.3      156.8      202.7
                                                       ========== ========== ==========
Average sales price:
              Lumber: (4)
                   Redwood upper grades                $   1,443  $   1,275  $   1,141
                   Redwood common grades                     460        469        427
                   Douglas-fir upper grades                1,420      1,218      1,125
                   Douglas-fir common grades                 444        447        298
              Logs (4)                                       615        704        366
              Wood chips (5)                                  83         81         83

Net sales:
              Lumber, net of discount                  $   216.5  $   202.6  $   194.2
              Logs                                          10.9       13.1        7.0
              Wood chips                                    17.4       12.7       16.9
              Cogeneration power                             3.5        3.8        3.7
              Other                                          1.3        1.3        1.6
                                                       ---------- ---------- ----------
                   Total net sales                     $   249.6  $   233.5  $   223.4
                                                       ========== ========== ==========
Operating income                                       $    79.1  $    54.3  $    64.1
                                                       ========== ========== ==========
Loss before income taxes, minority interests,
   extraordinary item and cumulative effect of
   changes in accounting principles                    $    (5.2) $   (17.7) $   (28.4)
                                                       ========== ========== ==========
Capital expenditures                                   $    11.3  $    11.1  $     8.7
                                                       ========== ========== ==========


(1) Lumber shipments are expressed in millions of board feet.
(2) Log shipments are expressed in millions of feet, net Scribner scale.
(3) Wood chip shipments are expressed in thousands of bone dry units of 2,400 pounds.
(4) Dollars per thousand board feet.
(5) Dollars per bone dry unit.

Shipments
Lumber shipments to third parties in 1994 were 346.2 million board feet, an increase of 12% from 310.1 million board feet in 1993. This increase was attributable to an 18% increase in redwood common lumber shipments and a 43% increase in shipments of common grade Douglas-fir and other lumber, partially offset by a 23% decrease in shipments of upper grade redwood lumber. Log shipments in 1994 were 17.7 million feet (net Scribner scale), a decrease of 5% from 18.6 million feet in 1993.

Lumber shipments to third parties in 1993 of 310.1 million board feet decreased 8% from 336.7 million board feet in 1992. This decrease was attributable to a 5% decrease in redwood common lumber shipments, a 14% decrease in shipments of Douglas-fir lumber and an 11% decrease in shipments of upper grade redwood lumber. The Company believes the decrease in total lumber shipments was caused primarily by a decline in construction related activity resulting from weak economic conditions in the Western region of the United States and, to a lesser extent, by the difficulties related to weather conditions in the West and Midwestern United States during 1993. Log shipments in 1993 of 18.6 million feet decreased 3% from
19.1 million feet in 1992.

Old growth trees constitute Pacific Lumber's principal source of upper grade redwood lumber. Due to the severe restrictions on Pacific Lumber's ability to harvest virgin old growth timber on its property (see "-Trends"), Pacific Lumber's supply of upper grade lumber has decreased in some premium product categories. Pacific Lumber has been able to lessen the impact of these decreases by augmenting its production facilities to increase its recovery of upper grade lumber from smaller diameter logs and increasing the production of manufactured upper grade lumber products through its end and edge glue facility (which was expanded during 1994). However, unless Pacific Lumber is able to sustain the harvest level of old growth trees it has experienced in recent years, Pacific Lumber expects that its supply of premium upper grade lumber products will decrease from current levels and that its manufactured lumber products will constitute a higher percentage of its shipments of upper grade lumber products.

Net Sales
Revenues from net sales for 1994 increased by approximately 7% from 1993. This increase was principally due to increased shipments of redwood common lumber, a 13% increase in the average realized price of upper grade redwood lumber, increased shipments of common grade Douglas-fir and other lumber and increased sales of wood chips, partially offset by decreased shipments of upper grade redwood lumber, a 2% decrease in the average realized price of redwood common lumber and a 13% decrease in the average realized price of log sales. The increase in sales of wood chips reflects higher demand from pulp mills.

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

Operating Income
Operating income for 1994 increased by approximately 46% as compared to 1993. This increase was principally due to higher sales of lumber and wood chips, lower purchases of lumber and logs from third parties, improved sawmill productivity and reduced overhead costs.

Operating income for 1993 decreased by approximately 15% as compared to 1992. This decrease was primarily due to the additional cost of logs purchased from third parties, lower shipments of high margin wood chips and higher overhead costs, partially offset by the increase in sales of lumber and logs, as previously discussed. The Company arranged for the purchase of a significant number of logs early in 1993 in response to concerns regarding inclement weather conditions hindering logging activities on the Company's timberlands during the first five months of 1993. The cost associated with the purchase of logs from third parties significantly exceeds the Company's cost to harvest its own timber. As a result of the Company's last-in, first-out (LIFO) methodology of accounting for inventories, a substantial portion of the additional cost associated with the purchased logs was charged to cost of sales in the third quarter of 1993. During the second quarter of 1992, Pacific Lumber experienced lumber production delays attributable to the earthquake and aftershocks which struck Humboldt County, California in April. The earthquake and related aftershocks disabled, for a period of approximately six weeks, a large number of the kilns used to dry the upper grade redwood lumber and the sawmill which produces a significant portion of Pacific Lumber's upper grade redwood lumber. Cost of goods sold for 1992 was reduced by a $3.3 million business interruption insurance claim as a result of the April 1992 earthquake. The business interruption insurance claim represents partial compensation for the added costs and lower realized gross margins on lumber sales, primarily due to lost production capacity of Pacific Lumber's drying kilns. Cost of goods sold for 1993 includes a reduction of $1.2 million reflecting an additional business interruption insurance claim.

Cost of goods sold as a percentage of sales was approximately 52%, 58% and 51% for 1994, 1993 and 1992, respectively. The increase for 1993 reflects the impact of purchased logs as discussed above. Logging costs have increased primarily due to the harvest of smaller diameter logs and, to a lesser extent, compliance with environmental regulations relating to the harvesting of timber and litigation costs incurred in connection with certain timber harvesting plans filed by Pacific Lumber. See "-Trends." During the past few years, the Company has significantly increased itsproduction capacity for manufactured lumber products by assembling knot-free pieces of common grade lumber into wider and longer pieces in the Company's end and edge glue plant. This manufactured lumber results in a significant increase in lumber recovery and produces a standard size upper grade product which is sold at a premium price compared to common grade products of similar dimensions. The Company has instituted a number of measures at its sawmills during the past several years designed to enhance the efficiency of its operations such as expansion of its manufactured lumber facilities and other improvements in lumber recovery, automated lumber handling and the modification of its production scheduling to increase cogeneration power revenues.

Loss Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles
The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles decreased for 1994 as compared to 1993. This decrease resulted from the increase in operating income and decreased interest expense, partially offset by the loss on litigation settlement. In addition, investment, interest and other income (expense) for 1994 includes the receipt of a franchise tax refund of $7.2 million (as described in Note 1 to the Consolidated Financial Statements) and net gains on marketable securities of $2.0 million. The litigation settlement in the second quarter of 1994 (as described in Note 1 to the Consolidated Financial Statements) resulted in a pre-tax loss of $21.2 million which consists of Pacific Lumber's $14.8 million cash payment to the settlement fund, a $2.0 million accrual for additional contingent claims and $4.4 million of related legal fees. Interest expense decreased due to lower interest rates resulting from the refinancing of the long-term debt of Pacific Lumber and MGI in March and August of 1993.

The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles decreased for 1993 as compared to 1992 due to an increase in investment, interest and other income and a decrease in interest expense, partially offset by the decrease in operating income. Investment, interest and other income for 1993 includes net gains on marketable securities of $6.7 million. Investment, interest and other income for 1992 includes estimated minimum insurance recoveries of $1.6 million for earthquake damage incurred in April 1992. Interest expense decreased in 1993 as compared to 1992 due to lower interest rates resulting from the refinancing of the Company's long-term debt during 1993. See "-Financial Condition and Investing and Financing Activities."

REAL ESTATE OPERATIONS

                                                         Years Ended December 31,
(In millions of dollars)                                1994        1993       1992


Net sales                                            $    84.6   $    78.5  $    70.1
Operating loss                                           (10.0)      (13.5)      (9.3)
Income (loss) before income taxes, minority
  interests, extraordinary item and cumulative
  effect of changes in accounting principles              (1.5)       38.1       (5.2)

Net Sales
Net sales for 1994 were $84.6 million, an increase of 8% from $78.5 million in 1993. This increase was primarily due to bulk acreage sales in New Mexico and increased lot sales at the Company's Fountain Hills development in Arizona, partially offset by a decrease in rental revenues resulting from the sale of sixteen apartment complexes in December 1993. Net sales for 1993 increased 12% from $70.1 million in 1992. This increase was primarily due to revenues associated with the real properties purchased from the Resolution Trust Corporation ("RTC") in June 1991.

Operating Loss
The operating loss for 1994 was $10.0 million, a decrease of $3.5 million from 1993. The operating results for 1994 were favorably impacted by the bulk acreage sales and the increased sales at Fountain Hills, offset by decreased revenues as a result of the sale of sixteen apartment complexes in December 1993. The operating loss for 1993 included a $5.9 million writedown of certain of the Company's nonstrategic real estate holdings to their estimated net realizable value. The operating loss for 1993 was $13.5 million, an increase of $4.2 million from 1992. This increase was primarily due to the $5.9 million writedown in the first quarter of 1993, partially offset by improved operations at the multi-family properties purchased from the RTC.

Income (Loss) Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles
The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1994 was $1.5 million, as compared to income of $38.1 million for 1993. The loss for 1994 was primarily due to a decrease in investment, interest and other income, offset by a decrease in interest expense and the decreased operating loss discussed above. Investment, interest and other income for 1994 includes the sale of two real properties and one loan from the RTC portfolio resulting in pre-tax gains of $7.3 million. The decrease in interest expense for 1994 as compared to 1993 resulted primarily from repayments on debt attributable to the sale of the sixteen apartment complexes in December 1993. Income before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1993 was $38.1 million, as compared to a loss of $5.2 million for 1992. This improvement was primarily due to an increase in investment, interest and other income and a decrease in interest expense, offset by the increased operating losses discussed above. Investment, interest and other income for 1993 includes the sale of sixteen multi-family real estate properties from the RTC portfolio in December 1993 for $113.6 million, resulting in a pre-tax gain of $47.8 million. Also included in investment, interest and other income for 1993 are the sales of two other real properties and three loans from the RTC portfolio resulting in pre-tax gains of $5.1 million. Investment, interest and other income for 1992 includes the sale of six real properties and four loans from the RTC portfolio resulting in pre-tax gains of $6.7 million. Interest income decreased for 1993 as compared to 1992 due to the loan sales and the Company's acquisition of properties that were collateral for certain loans. The decrease in interest expense for 1993 as compared to 1992 resulted from lower interest rates and repayments on the debt related to the RTC portfolio.

OTHER ITEMS NOT DIRECTLY RELATED TO INDUSTRY SEGMENTS


                                                        Years Ended December 31,
(In millions of dollars)                              1994        1993       1992


Operating loss                                     $   (11.5)  $   (19.5) $   (15.6)
Loss before income taxes, minority interests,
  extraordinary item and cumulative effect of
  changes in accounting principles                     (19.3)      (30.1)     (13.4)


Operating Loss
The operating losses represent corporate general and administrative expenses that are not allocated to the Company's industry segments. The operating loss for 1994 was $11.5 million, a decrease of $8.0 million from 1993. This decrease was primarily due to lower overhead costs. The operating loss for 1993 was $19.5 million, an increase of $3.9 million from 1992. This increase was primarily due to a $6.5 million charge related to litigation contingencies.

Loss Before Income Taxes, Minority Interests, Extraordinary Item and Cumulative Effect of Changes in Accounting Principles
The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles includes operating losses, investment, interest and other income (expense) and interest expense, including amortization of deferred financing costs, that are not allocated to the Company's industry segments. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1994 was $19.3 million, a decrease of $10.8 million from 1993. This decrease was primarily due to the decreased operating losses discussed above and a decrease in interest expense. The decrease in interest expense resulted primarily from the redemption of $20.0 million aggregate principal amount of the 14% Senior Subordinated Reset Notes due 2000 (the "Reset Notes") in August 1993. Investment, interest and other income (expense) for 1994 includes the losses attributable to the Company's equity interest in Sam Houston Race Park, offset by net gains on marketable securities. See "-Financial Condition and Investing and Financing Activities-Parent Company." The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1993 was $30.1 million, an increase of $16.7 million from 1992. This increase was primarily due to lower investment, interest and other income and the increased operating losses discussed above.

Minority Interests
Minority interests represent the minority stockholders' interest in the Company's aluminum operations.

Extraordinary Item
The refinancing activities of Kaiser during the first quarter of 1994, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $5.4 million, net of benefits for income taxes of $2.9 million. The extraordinary loss consists primarily of the write-off of unamortized deferred financing costs on the 1989 Credit Agreement.

The refinancing activities of KACC and Pacific Lumber in the first quarter of 1993 and MGI in the third quarter of 1993, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $50.6 million, net of benefits for minority interests of $2.8 million and income taxes of $27.5 million. The extraordinary loss consists primarily of the respective tender and redemption premiums paid and the write-off of unamortized discount and deferred financing costs on the KACC 14-1/4% Senior Subordinated Notes, Pacific Lumber's 12% Series A Senior Notes, 12.2% Series B Senior Notes and 12-1/2% Senior Subordinated Debentures (collectively, the "Old Pacific Lumber Securities") and the MGI 12-3/4% Notes.
Cumulative Effect of Changes in Accounting Principles
As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") as more fully described in Notes 5 and 6 to the Consolidated Financial Statements. The cumulative effect of the change in accounting principle for the adoption of SFAS 109 increased results of operations by $26.6 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 reduced results of operations by $437.9 million, net of related benefits for minority interests of $63.6 million and income taxes of $236.8 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 reduced results of operations by $6.4 million, net of related benefits for minority interests of $1.0 million and income taxes of $3.4 million. The new accounting methods have no effect on the Company's cash outlays for postretirement and postemployment benefits, nor does the cumulative effect of the changes in accounting principles affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.


FINANCIAL CONDITION AND INVESTING AND FINANCING ACTIVITIES

During 1993 and through February 17, 1994, subsidiaries of the Company's Aluminum Operations and Forest Products Operations completed a number of transactions designed to enhance their liquidity, significantly extend their debt maturities and lower their interest costs. Collectively, these transactions included public offerings for approximately $1.4 billion of debt securities, approximately $220 million of additional equity capital and the replacement of revolving credit facilities. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

PARENT COMPANY

The Company conducts its operations primarily through its subsidiaries. Creditors of and holders of minority interests in subsidiaries of the Company have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company, including the holders of the Company's public debt. As of December 31, 1994, the indebtedness of the subsidiaries and the minority interests reflected on the Company's Consolidated Balance Sheet were $1,570.1 million and $344.3 million, respectively. Certain of the Company's subsidiaries, principally Kaiser and MGI, are restricted by their various debt agreements as to the amount of funds that can be paid in the form of dividends or loaned to the Company. KACC's 1994 Credit Agreement (as defined below) and the indentures governing KACC's 9-7/8% Senior Notes due 2002 (the "KACC Senior Notes") and 12-3/4% Senior Subordinated Notes due 2003 (the "KACC Notes") contain covenants which, among other things, limit Kaiser's ability to pay cash dividends and restrict transactions between Kaiser and its affiliates. Under the most restrictive of these covenants, Kaiser is not currently permitted to pay dividends on its common stock. The indenture governing MGI's 11-1/4% Senior Secured Notes due 2003 (the "MGI Senior Notes") and 12-1/4% Senior Secured Discount Notes due 2003 (the "MGI Discount Notes" and together with the MGI Senior Notes, the "MGI Notes") contains various covenants which, among other things, limit the payment of dividends and restrict transactions between MGI and its affiliates. As of December 31, 1994, under the most restrictive of these covenants, approximately $4.9 million of dividends could be paid by MGI. Under the most restrictive covenants governing debt of the Company's real estate subsidiaries, approximately $25.3 million could be paid as of December 31, 1994.

Contemporaneously with the issuance of the MGI Notes (see "-Forest Products Operations"), MGI (i) transferred to the Company 50 million common shares of Kaiser held by a subsidiary of MGI, representing MGI's (and the Company's) entire interest in Kaiser's common stock, (ii) transferred to the Company 60,075 shares of the Company's common stock held by a subsidiary of MGI, (iii) transferred to the Company certain notes receivable, long-term investments, and other assets, each net of related liabilities, collectively having a carrying value to MGI of approximately $1.1 million and (iv) exchanged with the Company 2,132,950 of Kaiser's $.65 Depositary Shares (the "Depositary Shares") (acquired by MGI from Kaiser in exchange for a $15.0 million cash loan made by MGI to KACC in January 1993, referred to as the "MGI Loan"), such exchange being in satisfaction of a related $15.0 million promissory note evidencing a cash loan made by the Company to MGI in January 1993. On the same day, the Company assumed approximately $17.5 million of certain liabilities of MGI that were unrelated to MGI's forest products operations or were related to operations which have been disposed of by MGI. On August 4, 1993, the Company pledged 28 million shares of the Kaiser common stock as collateral for the MGI Notes. Additionally, on September 28, 1993, MGI transferred its interest in Palmas del Mar to the Company. During 1994, the Company sold 1,239,400 of such Depositary Shares for an aggregate net proceeds of $10.3 million. During January and February of 1995, the Company sold an additional 195,550 Depositary Shares for an aggregate net proceeds of $1.6 million. The Company may consummate the sale of all or any portion of the remaining Depositary Shares at any time. On March 1, 1995, the New York Stock Exchange reported the closing price of Depositary Shares as $8.125 per share. The Company intends to use the net proceeds from the sale of the Depositary Shares for general corporate purposes.

MGI used a portion of the net proceeds from the sale of the MGI Notes to retire the entire outstanding balance of its 12-3/4% Notes at 101% of their principal amount, plus accrued interest through November 14, 1993. MGI used the remaining portion of the net proceeds from the sale of the MGI Notes, together with a portion of its existing cash resources, to pay a $20.0 million dividend to the Company. The Company used such proceeds to redeem, on August 20, 1993, $20.0 million aggregate principal amount of its Reset Notes at 100% of their principal amount plus accrued interest thereon. The Company incurred a pre-tax extraordinary loss associated with the early retirement of the 12-3/4% Notes and the redemption of $20.0 million aggregate principal amount of the Reset Notes of approximately $9.8 million.

Since July 8, 1993, the Company has, through various subsidiaries, controlled the general partner of, and held an equity interest in, Sam Houston Race Park, Ltd. ("SHRP"), which owns and operates a Class 1 horse racing track located on approximately 240 acres of land in northwest Houston (the "Race Park"). Financing for the Race Park was completed through a private placement of $75.0 million aggregate principal amount of 11-3/4% Senior Secured Notes due July 15, 1999 (the "SHRP Notes"), along with a $9.1 million investment from the Company. The SHRP Notes are secured by the Race Park and substantially all of SHRP's other assets. The Race Park is the first of its type in Texas and began operations on April 29, 1994. Results of operations for periods subsequent to that date have been substantially below management's expectations. SHRP's initial working capital, together with cash flows from operations, has not been sufficient to enable SHRP to meet its obligations as they become due. SHRP's ability to recover its investment in the Race Park is dependent upon its ability to achieve a level of cash flows from operations sufficient to enable it to meet its operating and financing obligations as they become due. In this regard, SHRP's general partner has undertaken a number of steps intended to improve SHRP's operations. These steps include strengthening on-site management, reducing general and administrative costs, negotiating amendments to the contracts for purse payments, principally to reduce purse payments, and negotiating reductions with other obligees. In addition to its efforts to strengthen SHRP's operations, on September 1, 1994, a deficit notice was issued calling for $6.5 million in additional capital to be raised by SHRP through the offering of Class C-1 interests in SHRP (the "Capital Call"). A substantial portion of the proceeds of the Capital Call ($5.6 million) was contributed by a wholly owned subsidiary of the Company pursuant, in large degree, to its oversubscription right arising from limited voluntary participation by other partners. As a result of the Capital Call, the Company's equity interest in SHRP increased from approximately 29.7% to 45.0%. The cash received from the Capital Call was expected to be used, among other things, to make the January 15, 1995 interest payment on the SHRP Notes. However, in order to continue operations, SHRP was required to use a portion of the cash that had been expected to be used for such interest payment. Accordingly, SHRP has defaulted on the $4.4 million semi-annual interest payment that was due on January 15, 1995. Certain of the holders of the SHRP Notes have formed an unofficial committee (the "Committee"), and the Committee has retained counsel and a financial advisor (at SHRP's expense) to advise them in this matter. SHRP's general partner has retained a financial advisor and entered into ongoing discussions with representatives of the Committee regarding the restructuring of the SHRP Notes. However, there can be no assurance that SHRP's general partner and the Committee will reach an agreement or as to the terms of any such agreement. Certain affiliated parties of the Company, including Mr. Charles E. Hurwitz, President and Chief Executive Officer of the Company, collectively hold less than a 7% equity interest in SHRP.

On October 10, 1994, the Company entered into a demand loan and pledge agreement with Custodial Trust Company providing for up to $25.0 million in borrowings. Any amounts drawn under the agreement would be secured by Kaiser capital stock owned by the Company (or such other marketable securities acceptable to the lender) having an initial market value (as defined) of approximately three times the amount borrowed. Borrowings under this agreement will bear interest at the prime rate plus 1% per annum. No borrowings were outstanding as of December 31, 1994.

As of December 31, 1994, the Company (excluding its aluminum, forest products and real estate subsidiary companies) had cash and marketable securities of approximately $36.3 million. The Company's cash outlays for interest and sinking fund obligations with respect to parent company indebtedness, including a February 1995 redemption of $5.0 million of its 12-1/2% Subordinated Debentures, will aggregate approximately $11 million in 1995 and $6 million in 1996. Although there are no restrictions on the Company's ability to pay dividends on its capital stock, the Company has not paid any dividends for a number of years and has no present intention to pay dividends in the foreseeable future. The Company believes that its existing cash and marketable securities (excluding its aluminum, forest products and real estate subsidiaries), together with the funds available to it, will be sufficient to fund its working capital requirements for the foreseeable future.

ALUMINUM OPERATIONS

The offering of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES"), the issuance of the KACC Senior Notes and the replacement of the 1989 Credit Agreement during the first quarter of 1994 (as described in Notes 4 and 7 to the Consolidated Financial Statements) were the final steps of a comprehensive refinancing plan which Kaiser began in January 1993 to extend the maturities of Kaiser's outstanding indebtedness, enhance its liquidity and raise new equity capital. Kaiser expects that cash flows from operations and borrowings under available sources of financing will be sufficient to satisfy its working capital and capital expenditures requirements for the foreseeable future.


On February 17, 1994, Kaiser and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), Bank of America National Trust and Savings Association and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $275.0 million five-year secured revolving line of credit which matures in 1999 and replaced the credit agreement entered into in December 1989 by Kaiser and KACC with a syndicate of commercial banks and other financial institutions (as amended, the "1989 Credit Agreement"). KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $275.0 million or a borrowing base relating to eligible accounts receivable and inventory. As of February 17, 1995, $137.3 million (of which $59.3 million could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to (i) a Reference Rate plus 1-1/2% or (ii) LIBOR plus 3-1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively) based upon a financial test, determined quarterly. Kaiser recorded a pre-tax extraordinary loss of $8.3 million ($5.4 million after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement.

The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all of the stock of KACC owned by Kaiser and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates.

During the first quarter of 1994, Kaiser consummated a public offering for the sale of 8,855,550 shares of its PRIDES. The net proceeds from the sale of the PRIDES were approximately $100.1 million. Kaiser used $33.2 million of such net proceeds to make non-interest bearing loans to KACC (evidenced by notes) which are designed to provide sufficient funds to make the required dividend payments on the PRIDES until December 31, 1997 and $66.9 million of such net proceeds to make capital contributions to KACC.

On February 17, 1994, KACC issued $225.0 million of the KACC Senior Notes (see Note 4 to the Consolidated Financial Statements). The net proceeds from the offering of the KACC Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

On June 30, 1993, Kaiser issued 17,250,000 of the Depositary Shares, each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, Kaiser issued an additional 2,132,950 of its Depositary Shares to MGI in exchange for the MGI Loan. Kaiser used approximately $81.5 million of the net proceeds it received from the sale of the Depositary Shares together with the MGI Loan to make a capital contribution to KACC, and $37.8 million of the net proceeds it received from the sale of the Depositary Shares to make a non-interest bearing loan to KACC which is designed to provide sufficient funds to make the required dividend payments on the Series A Shares until June 30, 1996. KACC used approximately $13.7 million of such funds to prepay the remaining balance of the term loan under the 1989 Credit Agreement and $105.6 million of such funds to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement.

As a result of the issuance of the PRIDES and the Depositary Shares, the Company's voting interest in Kaiser has decreased from approximately 87.2% to approximately 58.9% on a fully diluted basis.

On February 1, 1993, KACC issued $400.0 million of the KACC Notes. The net proceeds from the sale of the KACC Notes were used to retire the KACC 14-1/4% Senior Subordinated Notes, to prepay $18.0 million of the term loan under KACC's 1989 Credit Agreement and to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement. The obligations of KACC with respect to the KACC Notes and the KACC Senior Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC.

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

Kaiser has established margin accounts with its counterparties related to aluminum forward sales and option contracts. Kaiser is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1994, Kaiser had $50.5 million on deposit with various counterparties in respect of such unrealized losses.

Kaiser has historically participated in various raw material joint ventures outside the United States. At December 31, 1994, Kaiser was unconditionally obligated for $78.7 million of indebtedness of one such joint venture affiliate.

Kaiser's capital expenditures of approximately $252.1 million (of which $34.0 million was funded by Kaiser's minority partners in certain foreign joint ventures) during the three years ended December 31, 1994 were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities and construct new facilities. Kaiser's capital expenditures were $70.0 million in 1994, compared to $67.7 million in 1993 and $114.4 million in 1992 (of which $7.5 million, $9.4 million and $17.1 million were funded by the minority partners in certain foreign joint ventures in 1994, 1993 and 1992, respectively). Kaiser's capital expenditures (of which approximately 11% is expected to be funded by the minority partners in certain foreign joint ventures) are expected to be between $80.0 million and $130.0 million per year in the 1995 - 1997 period, subject to necessary approvals, if required, from the lenders under the 1994 Credit Agreement.

As described in Note 9 to the Consolidated Financial Statements, Kaiser and KACC are subject to a wide variety of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive

Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA") and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. Additionally, KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. While uncertainties are inherent in the final outcome of these matters and it is impossible to presently determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management currently believes that the resolution of such uncertainties and the incurrence of such costs net of related insurance recoveries should not have a material adverse effect on Kaiser's consolidated financial position or results of operations.

FOREST PRODUCTS OPERATIONS

MGI conducts its operations primarily through its subsidiaries. Creditors of MGI's subsidiaries have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of MGI, including the holders of the MGI Notes. As of December 31, 1994, the indebtedness of the subsidiaries reflected on MGI's Consolidated Balance Sheet was $599.7 million. The indentures governing the 10-1/2% Senior Notes due 2003 (the "Pacific Lumber Senior Notes") and the 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes") and Pacific Lumber's Revolving Credit Agreement contain various covenants which, among other things, restrict transactions between Pacific Lumber and its affiliates and the payment of dividends. Pacific Lumber can pay dividends in an amount that is generally equal to 50% of Pacific Lumber's consolidated net income plus depletion and cash dividends received from Scotia Pacific Holding Company ("SPHC"), a wholly owned subsidiary of Pacific Lumber (for periods subsequent to March 1, 1993), exclusive of the net income and depletion of SPHC so long as any Timber Notes are outstanding. As of December 31, 1994, under the most restrictive of these covenants, approximately $20.8 million of dividends could be paid by Pacific Lumber. Pacific Lumber paid an aggregate of $24.5 million of dividends in 1994.

As of December 31, 1994, MGI and its subsidiaries had consolidated working capital of $102.5 million and long-term debt of $736.4 million (net of current maturities and restricted cash deposited in a liquidity account for the benefit of the holders of the Timber Notes). MGI anticipates that cash flows from operations, together with existing cash, marketable securities and available sources of financing, will be sufficient to fund the working capital and capital expenditures requirements of MGI and its respective subsidiaries for the foreseeable future; however, due to its highly leveraged condition, MGI is more sensitive than less leveraged companies to factors affecting its operations, including governmental regulation affecting its timber harvesting practices, increased competition from other lumber producers or alternative building products and general economic conditions.

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

MGI expects that, consistent with SPHC's purposes and its need to fund operating and capital expenses, substantially all of SPHC's available cash will be periodically distributed to Pacific Lumber. Once appropriate provision is made for current debt service on the Timber Notes and expenditures for operating and capital costs, and in the absence of certain Trapping Events (as defined in the Timber Note Indenture) or outstanding judgments, the Timber Note Indenture does not limit monthly distributions of available cash from SPHC to Pacific Lumber. In the event SPHC's cash flows are not sufficient to generate distributable funds to Pacific Lumber, Pacific Lumber's ability to pay interest on the Pacific Lumber Senior Notes and to service its other indebtedness would be materially impaired and MGI's ability to pay interest on the MGI Notes and its other indebtedness would also be materially impaired. SPHC paid $88.9 million and $58.3 million of dividends to Pacific Lumber during the year ended December 31, 1994 and the period from March 23, 1993 to December 31, 1993, respectively.

On August 4, 1993, MGI issued $100.0 million aggregate principal amount of the MGI Senior Notes and $126.7 million aggregate principal amount (approximately $70.0 million net of original issue discount) of the MGI Discount Notes. The MGI Notes are secured by MGI's pledge of 100% of the common stock of Pacific Lumber, Britt and Maxxam Properties Inc. ("MPI," a wholly owned subsidiary of MGI), and by the Company's pledge of 28 million shares of Kaiser's common stock. The indenture governing the MGI Notes, among other things, restricts the ability of MGI to incur additional indebtedness, engage in transactions with affiliates, pay dividends and make investments. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which include the Pacific Lumber Senior Notes and the Timber Notes.

The MGI Senior Notes require annual interest payments of $11.3 million. The MGI Discount Notes will require annual interest payments of $15.5 million beginning on February 1, 1999. As of December 31, 1994, MGI (excluding Pacific Lumber and its subsidiary companies) had cash and marketable securities of approximately $37.1 million. MGI believes, although there can be no assurance, that the aggregate dividends that will be available to it from Pacific Lumber and Britt, during the four year period in which cash interest will not be payable on the MGI Discount Notes, will exceed MGI's cash interest payments on the MGI Senior Notes. When cash interest payments on the MGI Discount Notes commence on February 1, 1999, MGI believes that it will be able to make such cash interest payments out of its then existing cash resources and from cash expected to be available to it from Pacific Lumber and Britt.

On June 23, 1993, Pacific Lumber entered into a new Revolving Credit Agreement with a bank which provides for borrowings of up to $30.0 million, of which $15.0 million may be used for standby letters of credit. As of December 31, 1994, $19.7 million of borrowings was available under the Revolving Credit Agreement, of which $4.7 million was available for letters of credit. No borrowings were outstanding as of December 31, 1994, and letters of credit outstanding amounted to $10.3 million. In May 1994, the Revolving Credit Agreement was amended to extend its maturity date to May 31, 1997 and modify the dividend restriction existing at December 31, 1993. The Revolving Credit Agreement is secured by Pacific Lumber's trade receivables and inventories and contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

On March 23, 1993, Pacific Lumber transferred to SPHC substantially all of Pacific Lumber's non-virgin old growth redwood and Douglas-fir timber and timberlands, together with certain other assets, solely in exchange for (i) the assumption by SPHC of $323.4 million aggregate principal amount of Pacific Lumber's outstanding public indebtedness and (ii) all of SPHC's outstanding common stock. On the same date, Pacific Lumber issued $235.0 million of the Pacific Lumber Senior Notes and SPHC issued $385.0 million of the Timber Notes. The net proceeds from the sale of the Pacific Lumber Senior Notes and the Timber Notes, together with Pacific Lumber's existing cash and marketable securities, were used to (i) retire the Old Pacific Lumber Securities; (ii) pay accrued interest on the Old Pacific Lumber Securities through the date of redemption thereof; (iii) pay the applicable redemption premiums on the Old Pacific Lumber Securities (at approximately 1.7% of the principal amount thereof); (iv) repay Pacific Lumber's $28.9 million cogeneration facility loan; (v) fund the initial deposit of $35.0 million to an account held by the trustee for the Timber Notes; and (vi) pay a $25.0 million dividend to a subsidiary of MGI.

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

During the years ended December 31, 1994, 1993 and 1992, Pacific Lumber's operating income plus depletion and depreciation ("operating cash flow") amounted to $95.9 million, $76.6 million and $90.1 million, respectively, which exceeded interest accrued on all of its indebtedness in those years by $39.8 million, $17.4 million and $24.5 million, respectively. The Company believes that Pacific Lumber's and SPHC's level of operating cash flow and other available sources of financing will enable them to meet the debt service requirements on the Pacific Lumber Senior Notes and the Timber Notes, respectively.

Pacific Lumber's and Britt's capital expenditures of approximately $31.1 million for the three years ended December 31, 1994 were made to improve production efficiency and reduce operating costs. Pacific Lumber's and Britt's capital expenditures were $11.3 million, $11.1 million and $8.7 million for the years ended December 31, 1994, 1993 and 1992, respectively. Capital expenditures for 1995 are expected to be $10 million and for the 1996 - 1997 period are estimated to be between $5 million and $10 million per year. Capital expenditures attributable to the reconstruction of Pacific Lumber's commercial facilities destroyed by the April 1992 earthquake were approximately $1.9 million for 1993 and $2.6 million for 1994 when construction was completed. The Company anticipates that the funds necessary to finance Pacific Lumber's and Britt's capital expenditures will be obtained through cash flows generated by operations and other available sources of financing.

REAL ESTATE OPERATIONS

As of December 31, 1994, the Company's real estate subsidiaries had approximately $28.9 million available for use under various credit agreements. A substantial portion of the availability was attributable to the credit availability pursuant to the loan agreement secured by real properties, and certain loans secured by income producing real property, purchased from the RTC. The Company believes that the existing cash and credit facilities of its real estate subsidiaries are sufficient to fund their respective working capital requirements.

In June 1991, MXM Mortgage Corp. ("MXM"), a wholly owned subsidiary of the Company, purchased, for approximately $122.3 million, 28 loans secured by real properties and 27 parcels of income producing real property (the "Portfolio") from the RTC. Substantially all of the real properties were located in Texas, with the largest concentrations in the vicinity of San Antonio, Houston and Dallas. MXM borrowed approximately $108.3 million to finance a portion of the purchase of the Portfolio. In December 1993, substantially all of the remaining assets in the Portfolio and the related notes were transferred to the Company's wholly owned partnership, MXM Mortgage L.P. ("MXM L.P."). The notes mature on December 31, 1999 and bear interest at the prime rate plus 3% per annum, payable monthly. The loan agreement, as amended, provides for additional borrowings of up to $20.0 million on or before March 31, 1995. Upon the sale of any secured property or loan, the terms of the loan agreement require MXM L.P. to make principal payments based on the release price (as defined) of such property or loan. In addition, the loan agreement requires MXM L.P. to repay the entire outstanding balance of the notes if such balance declines to less than $8.0 million. Principal payments of $60.2 million were made on the notes in December 1993 in connection with the sale of sixteen multi-family properties. The Company received net cash proceeds of $47.0 million after such principal payments and related closing costs.

TRENDS

Aluminum Operations - General
During 1994, the expansion of world economies increased the demand for aluminum. This factor, together with primary aluminum smelter cutbacks caused by previous excessive aluminum inventories and low prices, resulted in lower London Metal Exchange inventories of primary aluminum at year-end 1994 than at year-end 1993. Average Midwest U.S. transaction prices for aluminum increased from a low of $.504 per pound in November 1993 to $.915 per pound in December 1994. Kaiser expects to be profitable in 1995, considering KACC's hedging program in place at December 31, 1994.


Aluminum Operations - Sensitivity to Prices and Hedging Programs
Kaiser's operating results are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree on the volume and mix of all products sold and on KACC's hedging strategies. Consequently, Kaiser has developed strategies to mitigate its exposure to possible declines in the market prices of alumina, primary aluminum and fabricated aluminum products while retaining the ability to participate in favorable pricing environments that may materialize. KACC enters into a number of financial instruments with off-balance-sheet risk in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum and fabricated aluminum products prices and the cost of purchased commodities.

KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1994, KACC had net forward foreign exchange contracts totaling approximately $74.4 million for the purchase of 102.0 million Australian dollars through December 31, 1996.

To mitigate its exposure to declines in the market prices of alumina, primary aluminum and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices; (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward; (iii) option contracts are entered into to establish a price range KACC will receive for a portion of its primary aluminum and alumina; and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, in respect of its 1995 anticipated production, as of December 31, 1994, KACC had sold forward 170,950 metric tons of primary aluminum at fixed prices, purchased call options in respect of 69,000 metric tons of primary aluminum, purchased put options to establish a minimum price for 193,500 metric tons of primary aluminum and entered into option contracts that established a price range for 90,000 metric tons of primary aluminum. KACC will not receive the benefit of market price increases to the extent (i) the quantity of production sold forward is greater than the tonnage covered by the purchased call options;
(ii) market prices exceed the prices at which primary aluminum is sold forward, but are less than the strike price of the purchased call options, on the tonnage covered by the options; or (iii) market prices exceed the maximum of the price range on the tonnage covered by the option contracts entered to establish a price range.

In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward and option contracts. In this regard, at December 31, 1994, KACC had purchased 4,500 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through June 1995.


KACC has also entered into a natural gas pricing contract to fix future prices of a portion (20,000 million BTUs per day) of a plant's natural gas supply through March 1995.

At December 31, 1994, the net unrealized gain on KACC's position in forward foreign exchange was $3.5 million and the net unrealized loss on aluminum forward sales and option contracts and the natural gas pricing contract was $80.4 million, based on a price of $1,955 per metric ton of aluminum and $1.59 per million BTUs of natural gas. See Note 10 to the Consolidated Financial Statements.

Since December 31, 1994, KACC has entered into:

- Additional forward foreign exchange contracts totaling approximately $44.3 million for the purchase of 60.0 million Australian dollars from July 1995 through December 1996 in respect of its commitments for 1995 and 1996 expenditures denominated in Australian dollars.

- Additional hedge positions in respect of its anticipated 1995 and 1996 production. As of the date of this report, KACC had sold forward an additional 121,025 metric tons of primary aluminum at fixed prices.

- A natural gas pricing contract to fix future prices of a portion (20,000 million BTUs per day) of a plant's natural gas supply through September 1995.

At February 28, 1995, the net unrealized loss on KACC's position in forward foreign exchange was $.7 million and the net unrealized loss on aluminum forward sales and option contracts and the natural gas pricing contract was $3.6 million, based on a price of $1,808 per metric ton of aluminum and $1.42 per million BTUs of natural gas.

Aluminum Operations - Labor Matter
On February 17, 1995, KACC's approximately 3,000 hourly-paid employees represented by the United Steelworkers of America ("USWA") failed to ratify a proposed master labor agreement (47 months duration effective November 1, 1994 through September 30, 1998) with KACC which had been recommended for ratification by the USWA, and on February 20, 1995, a strike by such employees began which affected five plants: aluminum smelters at Tacoma and Mead (Spokane), Washington; a sheet and plate rolling mill at Trentwood (Spokane), Washington; an alumina refinery at Gramercy, Louisiana; and a rod and bar plant at Newark, Ohio. The strike continued for eight days until the agreement (including two technical modifications) was ratified by those employees on February 28, 1995. During the strike, operations at all five plant locations continued at various levels of production, and all five plants continued to ship product to customers. Management believes that the temporary disruptions to normal production and shipments resulting from the strike should not have a material adverse effect on the financial condition or results of operations of Kaiser for 1995 and that KACC's employee relations will continue to be satisfactory.

Forest Products Operations
The Company's forest products operations are primarily conducted by Pacific Lumber and are subject to a variety of California and, in some cases, federal laws and regulations dealing with timber harvesting, endangered species, water quality and air and water pollution. Pacific Lumber does not expect that compliance with such existing laws and regulations will have a material adverse effect on its future operating results or financial position; however, these laws and regulations are periodically modified. For example, in 1994 the California Board of Forestry adopted certain regulations regarding compliance with long term sustained yield objectives. These regulations require timber companies to project the average annual growth they will have on their timberlands during the last decade of a 100-year planning period ("Projected Annual Growth"). During any rolling ten-year period, the average annual harvest over such ten-year period may not exceed Projected Annual Growth. The first ten-year period began in May 1994. Pacific Lumber is required to submit, by October 1996, a plan setting forth, among other things, its Projected Annual Growth. Pacific Lumber has not completed its analysis of the projected productivity of its timberlands and is therefore unable to predict the impact that these regulations will have on its future timber harvesting practices; however, the final results of this analysis could require Pacific Lumber to reduce (or permit it to increase) its timber harvest in future years from the average annual harvest that it has experienced in recent years. Pacific Lumber believes that it would be able to mitigate the effect of any required reduction in harvest level by acquisitions of additional timberlands and by increasing the productivity of its timberlands. In addition, new laws and regulations are frequently introduced concerning the California timber industry. From time to time, bills are introduced in the California legislature and the U.S. Congress which relate to the business of Pacific Lumber, including the protection and acquisition of old growth and other timberlands, endangered species, environmental protection and the restriction, regulation and administration of timber harvesting practices. Since these bills are subject to amendment, it is premature to assess the ultimate content of these bills, the likelihood of any of the bills passing or the impact of any of these bills on the financial position or results of operations of Pacific Lumber. Furthermore, any bills which are passed are subject to executive veto and court challenge. In addition to existing and possible new or modified statutory enactments, regulatory requirements and administrative actions, the California timber industry remains subject to potential California or local ballot initiatives and evolving federal and California case law which could affect timber harvesting practices. It is, however, impossible to assess the effect of such matters on the future operating results or financial position of Pacific Lumber.

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

Maxxam Inc. and Subsidiaries
Report of Independent Public Accountants



To the Stockholders and Board of Directors of Maxxam Inc.:

We have audited the accompanying consolidated balance sheets of Maxxam Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxxam Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Notes 5 and 6 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.


ARTHUR ANDERSEN LLP

Houston, Texas
February 17, 1995

Maxxam Inc. and Subsidiaries
Consolidated Balance Sheet




                                                              December 31,
(In millions of dollars, except share amounts)              1994       1993


ASSETS
Current assets:
              Cash and cash equivalents                  $    84.6  $    83.9
              Marketable securities                           40.3       44.7
              Receivables:
                   Trade, net of allowance for
                    doubtful accounts of $4.4 and
                    $3.2 at December 31, 1994 and
                    1993, respectively                       176.8      175.3
                   Other                                      62.9       90.8
              Inventories                                    541.4      503.6
              Prepaid expenses and other current
               assets                                        185.3       93.3
                                                         ---------  ---------
                        Total current assets               1,091.3      991.6

Property, plant and equipment, net                         1,231.6    1,245.0
Timber and timberlands, net of depletion of $123.9
  and $108.2 at December 31, 1994 and 1993,
  respectively                                               325.2      338.6
Investments in and advances to unconsolidated
  affiliates                                                 169.7      183.2
Deferred income taxes                                        425.6      359.9
Long-term receivables and other assets                       447.4      453.7
                                                         ---------- ----------
                                                         $ 3,690.8  $ 3,572.0
                                                         ========== ==========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
              Accounts payable                           $   161.8  $   135.2
              Accrued interest                                62.0       53.7
              Accrued compensation and related
               benefits                                      138.3      114.4
              Other accrued liabilities                      200.2      161.7
              Payable to affiliates                           81.8       74.0
              Long-term debt, current maturities              33.7       38.3
                                                         ---------- ----------
                        Total current liabilities            677.8      577.3
Long-term debt, less current maturities                    1,582.5    1,567.9
Accrued postretirement benefits                              743.1      720.1
Other noncurrent liabilities                                 618.4      650.3
                                                         ---------- ----------
                        Total liabilities                  3,621.8    3,515.6
                                                         ---------- ----------
Commitments and contingencies
Minority interests                                           344.3      224.3

Stockholders' deficit:
              Preferred stock, $.50 par value;
               12,500,000 shares authorized; Class A
               $.05 Non-Cumulative Participating
               Convertible Preferred Stock; shares
               issued: 1994 - 669,957 and 1993 -
               679,084                                          .3         .3
              Common stock, $.50 par value; 28,000,000
               shares authorized; shares issued:
               10,063,359                                      5.0        5.0
              Additional capital                              53.2       51.2
              Accumulated deficit                           (302.9)    (180.8)
              Pension liability adjustment                   (11.4)     (23.9)
              Treasury stock, at cost (shares held:
               preferred - 845; common: 1994 -
               1,355,768 and 1993 - 1,364,895)               (19.5)     (19.7)
                                                         ---------- ----------
                        Total stockholders' deficit         (275.3)    (167.9)
                                                         ---------- ----------
                                                         $ 3,690.8  $ 3,572.0
                                                         ========== ==========

The accompanying notes are an integral part of these financial statements.

Maxxam Inc. and Subsidiaries
Consolidated Statement of Operations




                                                       Years Ended December 31,
(In millions of dollars, except share amounts)       1994         1993       1992


Net sales:
              Aluminum operations                 $ 1,781.5    $ 1,719.1  $ 1,909.1
              Forest products operations              249.6        233.5      223.4
              Real estate operations                   84.6         78.5       70.1
                                                  ----------   ---------- ----------
                                                    2,115.7      2,031.1    2,202.6
                                                  ----------   ---------- ----------
Costs and expenses:
              Costs of sales and operations
              (exclusive of depreciation and
              depletion):
                   Aluminum operations              1,625.5      1,587.7    1,619.3
                   Forest products operations         129.6        134.6      113.8
                   Real estate operations              62.8         65.3       53.8
              Selling, general and
               administrative expenses                169.4        183.0      173.5
              Depreciation and depletion              121.1        120.8      111.4
              Restructuring of aluminum
               operations                                 -         35.8          -
                                                  ----------   ---------- ----------
                                                    2,108.4      2,127.2    2,071.8
                                                  ----------   ---------- ----------
Operating income (loss)                                 7.3        (96.1)     130.8

Other income (expense):
              Investment, interest and other
               income (expense)                        (2.2)        69.8       51.6
              Interest expense                       (167.3)      (169.5)    (181.8)
              Amortization of deferred
               financing costs                         (9.6)       (15.6)     (13.8)
                                                  ----------   ---------- ----------
Loss before income taxes, minority interests,
   extraordinary item and cumulative effect of
   changes in accounting principles                  (171.8)      (211.4)     (13.2)
Credit for income taxes                                77.1         82.5        9.2
Minority interests                                    (22.0)        (3.0)      (3.3)
                                                  ----------   ---------- ----------
Loss before extraordinary item and cumulative
   effect of changes in accounting principles        (116.7)      (131.9)      (7.3)
Extraordinary item:
              Loss on early extinguishment of
               debt, net of related benefits
               for minority interests of $nil
               in 1994 and $2.8 in 1993 and
               income taxes of $2.9 in 1994
               and $27.5 in 1993, respectively         (5.4)       (50.6)         -
Cumulative effect of changes in accounting
  principles:
              Postretirement benefits other
               than pensions and
               postemployment benefits, net of
               related benefits for minority
               interests of $64.6 and income
               taxes of $240.2                            -       (444.3)         -
              Accounting for income taxes                 -         26.6          -
                                                  ----------   ---------- ----------
Net loss                                          $  (122.1)   $  (600.2) $    (7.3)
                                                  ==========   ========== ==========
Per common and common equivalent share
              Loss before extraordinary item
               and cumulative effect of
               changes in accounting
               principles                         $  (12.35)   $  (13.95) $    (.77)
              Extraordinary item                       (.57)       (5.35)         -
              Cumulative effect of changes in
               accounting principles                      -       (44.17)         -
                                                  ----------   ---------- ----------
              Net loss                            $  (12.92)   $  (63.47) $    (.77)
                                                  ==========   ========== ==========

The accompanying notes are an integral part of these financial statements.

Maxxam Inc. and Subsidiaries
Consolidated Statement of Cash Flows




                                                       Years Ended December 31,
(In millions of dollars)                             1994         1993       1992


Cash flows from operating activities:
              Net loss                            $  (122.1)   $  (600.2) $    (7.3)
               Adjustments to reconcile net loss
               to net cash provided by (used
               for) operating activities:
                   Depreciation and depletion         121.1        120.8      111.4
                   Minority interests                  22.0          3.0        3.3
                   Amortization of deferred
                    financing costs and
                    discounts on long-term
                    debt                               19.3         21.7       19.9
                   Equity in losses of
                    unconsolidated affiliates          15.0          4.9        1.9
                   Net sales (purchases) of
                    marketable securities              12.9         31.1       (7.0)
                   Extraordinary loss on early
                    extinguishment of debt,
                    net                                 5.4         50.6          -
                   Incurrence of financing
                    costs                             (19.7)       (47.9)      (7.1)
                   Net gain on sales of real
                    estate, mortgage loans and
                    other assets                       (6.5)       (45.8)      (6.4)
                   Net losses (gains) on
                    marketable securities              (4.2)        (7.1)       6.3
                   Cumulative effect of changes
                    in accounting principles,
                    net                                   -        417.7          -
                   Recognition of previously
                    deferred income from a
                    forward alumina sale                  -          (.6)     (25.7)
                   Increase (decrease) in
                    payable to affiliates and
                    other liabilities                  37.5        110.5      (72.0)
                   Increase (decrease) in
                    accounts payable                   26.3        (14.1)      (6.1)
                   Decrease (increase) in
                    receivables                        24.5          5.0      (63.1)
                   Increase (decrease) in
                    accrued interest                    8.3         14.3       (1.6)
                   Increase in accrued and
                    deferred income taxes             (77.2)       (96.5)     (16.3)
                   Decrease (increase) in
                    inventories                       (37.5)        10.9       66.7
                   Decrease (increase) in
                    prepaid expenses and other
                    assets                            (37.0)        18.0        9.4
                   Other                                2.6         10.9       17.2
                                                  ----------   ---------- ----------
                        Net cash provided by
                         (used for) operating
                         activities                    (9.3)         7.2       23.5
                                                  ----------   ---------- ----------
Cash flows from investing activities:
              Net proceeds from disposition of
               property and investments                30.0        143.0       45.7
              Capital expenditures                    (89.3)       (86.2)    (132.7)
              Other                                    (8.6)       (12.2)       2.3
                                                  ----------   ---------  ----------
                        Net cash provided by
                         (used for) investing
                         activities                   (67.9)        44.6      (84.7)
                                                  ----------   ---------- ----------
Cash flows from financing activities:
              Proceeds from issuance of long-
               term debt                              229.7      1,201.3       26.7
              Proceeds from issuance of Kaiser
               capital stock                          100.1        119.3          -
              Net borrowings (payments) under
               revolving credit agreements and
               short-term borrowings
               (payments)                            (191.8)      (107.6)      84.1
              Redemptions, repurchase of and
               principal payments on long-term
               debt                                   (39.1)    (1,219.4)     (65.3)
              Dividends paid to Kaiser's
               minority stockholders                  (13.7)        (5.6)      (1.5)
              Redemption of preference stock           (8.5)        (4.2)      (7.3)
              Restricted cash deposits                    -        (35.0)         -
              Other                                     1.2          1.4        1.3
                                                  ----------   ---------- ----------
                        Net cash provided by
                         (used for) financing
                         activities                    77.9        (49.8)      38.0
                                                  ----------   ---------- ----------
Net increase (decrease) in cash and cash
  equivalents                                            .7          2.0      (23.2)
Cash and cash equivalents at beginning of year         83.9         81.9      105.1
                                                  ----------   ---------- ----------
Cash and cash equivalents at end of year          $    84.6    $    83.9  $    81.9
                                                  ==========   ========== ==========
Supplementary schedule of non-cash investing
  and financing activities:
              Net margin borrowings for
               marketable securities              $     5.9
Supplemental disclosure of cash flow
  information:
              Interest paid, net of capitalized
               interest                           $   149.3    $   149.1  $   177.3
              Income taxes paid                        18.3         13.2        6.3

The accompanying notes are an integral part of these financial statements.


Maxxam Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity (Deficit)



                                Preferred                                         Retained    Pension
                                  Stock        Common Stock         Additional    Earnings   Liability  Treasury
(In millions of dollars and    ($.50 Par)   Shares     ($.50 Par)     Capital     (Deficit) Adjustment    Stock        Total
  shares)


Balance, January 1, 1992       $       .3        8.7   $      5.0   $    47.4    $   426.7  $       -  $   (19.8)   $   459.6

              Net loss                  -          -            -           -         (7.3)         -          -         (7.3)
              Common stock
               issued under
               employee stock
               option plans             -          -            -          .5            -          -         .1           .6
              Additional
               pension
               liability                -          -            -           -            -       (9.0)         -         (9.0)
                               ---------- ----------   ----------   ----------   ---------- ---------- ----------   ----------
Balance, December 31, 1992             .3        8.7          5.0        47.9        419.4       (9.0)     (19.7)       443.9

              Net loss                  -          -            -           -       (600.2)         -          -       (600.2)
              Gain from
               issuance of
               Kaiser Aluminum
               Corporation
               common stock             -          -            -         3.3            -          -          -          3.3
              Additional
               pension
               liability                -          -            -           -            -      (14.9)         -        (14.9)
                               ---------- ----------   ----------   ----------   ---------  ---------- ----------   ----------
Balance, December 31, 1993             .3        8.7          5.0        51.2       (180.8)     (23.9)     (19.7)      (167.9)

              Net loss                  -          -            -           -       (122.1)         -          -       (122.1)
              Gain from
               issuance of
               Kaiser Aluminum
               Corporation
               common stock             -          -            -         2.2            -          -          -          2.2
              Conversions of
                preferred
                stock to
                common stock            -          -            -         (.2)           -          -         .2            -
              Reduction of
                pension
                liability               -          -            -           -            -       12.5  -                 12.5
                               ---------- ----------   ----------   ----------   ---------- ---------  ----------   ----------
Balance, December 31, 1994     $       .3        8.7   $      5.0   $    53.2    $  (302.9) $   (11.4) $   (19.5)   $  (275.3)
                               ========== ==========   ==========   ==========   ========== =========  ==========   ==========

The accompanying notes are an integral part of these financial statements.



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

The cumulative losses of Kaiser Aluminum Corporation ("Kaiser," a majority owned subsidiary of the Company) in the first and second quarter of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993 and all of 1994, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7). The Company will record 100% of Kaiser's losses and profits until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents
Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.

Marketable Securities
On December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). In accordance with the provisions of SFAS 115, marketable securities are carried at fair value beginning on December 31, 1993. Prior to that date, marketable securities portfolios were carried at the lower of cost or market at the balance sheet date. The cost of the securities sold is determined using the first-in, first-out method. Included in investment, interest and other income (expense) for each of the three years ended December 31, 1994 were: 1994 - net unrealized holding losses of $1.0 and net realized gains of $5.2; 1993 - net realized gains of $4.2, the recovery of $2.0 of net unrealized losses and net unrealized gains of $.9; and 1992 - net realized losses of $6.0 and net unrealized losses of $.3. Net unrealized losses represent the amount required to reduce the short-term marketable securities portfolios from cost to market value prior to December 31, 1993. Subsequent to the adoption of SFAS 115, purchases and sales of marketable securities are presented as cash flows from operating activities in the Consolidated Statement of Cash Flows.

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

The Company recorded pre-tax charges of approximately $19.4 and $29.0 in 1993 and 1992, respectively, because of reductions in the carrying value of its aluminum operations inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated aluminum products and a reduction in LIFO inventories which increased cost of sales by $10.2 in 1992.

Inventories consist of the following:

                                                                 December 31,
                                                              1994         1993
Aluminum Operations:
     Finished fabricated products                          $     49.4   $     83.7
     Primary aluminum and work in process                       203.1        141.4
     Bauxite and alumina                                        102.3         94.0
     Operating supplies and repair and maintenance parts        113.2        107.8
                                                           ----------   ----------
                                                                468.0        426.9
                                                           ----------   ----------
Forest Products Operations:
     Lumber                                                      61.3         58.4
     Logs                                                        12.1         18.3
                                                           ----------   ----------
                                                                 73.4         76.7
                                                           ----------   ----------
                                                           $    541.4   $    503.6
                                                           ==========   ==========


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

Restricted Cash and Concentrations of Credit Risk
At December 31, 1994 and 1993, cash and cash equivalents includes $19.4 and $20.3, respectively, which is reserved for debt service payments on the Company's 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes"). At December 31, 1994 and 1993, long-term receivables and other assets includes $32.4 and $33.6, respectively, of restricted cash deposits held for the benefit of the Timber Note holders as described in Note 4. Each of these deposits is held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

Restructuring of Aluminum Operations
In 1993, Kaiser implemented a restructuring plan primarily for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock markets and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which had resulted in declining prices in Trentwood's key markets. As of December 31, 1994, the costs related to the 1993 pre-tax charge for this restructuring of $35.8 have been substantially incurred.

Investment, Interest and Other Income (Expense)
During 1994, the Company, The Pacific Lumber Company ("Pacific Lumber," a wholly owned indirect subsidiary of the Company) and others agreed to a settlement, subsequently approved by the Court, of class and related individual claims brought by former stockholders of Pacific Lumber against the Company, Maxxam Group Inc. ("MGI," a wholly owned subsidiary of the Company), Pacific Lumber, former directors of Pacific Lumber and others concerning MGI's acquisition of Pacific Lumber. Of the approximately $52.0 settlement, approximately $33.0 was paid by insurance carriers of the Company and Pacific Lumber, approximately $14.8 was paid by Pacific Lumber and the balance was paid by other defendants and through the assignment of certain claims. In 1994, the Company recorded a pre-tax loss of $21.2 related to the settlement and associated costs. This amount is included in investment, interest and other income (expense).

In February 1994, Pacific Lumber received a franchise tax refund of $7.2, the substantial portion of which represents interest, from the State of California relating to tax years 1972 through 1985. This amount is included in investment, interest and other income (expense) for the year ended December 31, 1994.

Investment, interest and other income (expense) for the years ended December 31, 1994 and 1993 includes $10.3 and $10.8 of pre-tax charges related principally to the establishment of additional litigation and environmental reserves by Kaiser. Investment, interest and other income for the year ended December 31, 1993 included a fourth quarter pre-tax gain of $47.8 from the sale of sixteen multi-family real estate properties for cash proceeds of $113.6. Included in investment, interest and other income for the year ended December 31, 1992 was $19.1 of pre-tax income for unrelated and non-recurring adjustments to previously recorded liabilities and reserves.

Foreign Currency Translation
The Company uses the United States dollar as the functional currency for its foreign operations.

Derivative Financial Instruments
Gains and losses arising from the use of derivative financial instruments are reflected in Kaiser's operating results concurrently with the consummation of the underlying hedged transactions. Deferred gains or losses as of December 31, 1994 are included in prepaid expenses and other current assets and other accrued liabilities. Kaiser does not hold or issue derivative financial instruments for trading purposes (see Note 10).

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents and restricted cash approximate fair value. The fair value of marketable securities is determined based on quoted market prices. The estimated fair value of long-term debt is determined based on the quoted market prices for the publicly traded issues and on the current rates offered for borrowings similar to the other debt. MGI's publicly traded debt issues are thinly traded financial instruments; accordingly, their market prices at any balance sheet date may not be representative of the prices which would be derived from a more active market. The fair value of foreign currency contracts generally reflects the estimated amounts that Kaiser would receive to enter into similar contracts at the balance sheet date, thereby taking into account unrealized gains or losses on open contracts (see Note
10). The estimated fair values of the Company's financial instruments, along with the carrying amounts of the related assets (liabilities), are as follows:


                                                    December 31, 1994      December 31, 1993
                                                   Carrying      Fair     Carrying      Fair
                                                    Amount       Value     Amount       Value
Cash and cash equivalents                         $    84.6   $    84.6  $    83.9   $    83.9
Marketable securities (held for trading purposes)      40.3        40.3       44.7        44.7
Restricted cash                                        32.4        32.4       33.6        33.6
Long-term debt                                     (1,616.2)   (1,545.9)  (1,606.2)   (1,647.0)
Foreign currency contracts                                -         3.5          -           -


Per Share Information
Per share calculations are based on the weighted average number of common shares outstanding in each year and, if dilutive, weighted average common equivalent shares and common stock options based upon the average price of the Company's common stock during the year. The weighted average number of common and common equivalent shares was 9,447,878 shares, 9,457,083 shares and 9,427,011 shares for the years ended December 31, 1994, 1993 and 1992, respectively.

2.   INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Kaiser's investments in unconsolidated affiliates are held by its principal operating subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC").
KACC holds a 28.3% interest in Queensland Alumina Limited ("QAL"), a leading producer of alumina, and a 49% interest in both Kaiser Jamaica Bauxite Company, a bauxite supplier, and Anglesey Aluminium Limited ("Anglesey"), which produces primary aluminum. KACC provides some of its affiliates with services such as financing, management and engineering. Purchases from these affiliates for the acquisition and processing of bauxite, alumina and primary aluminum aggregated $219.7, $206.6 and $219.4 for the years ended December 31, 1994, 1993 and 1992, respectively (see
Note 9). KACC's equity in income (loss) before income taxes of such operations is treated as a reduction (increase) in costs of sales. At December 31, 1994 and 1993, KACC's net receivables from these affiliates were not material.

Summarized combined financial information for KACC's investees is as follows:

                                                       December 31,
                                                     1994        1993
Current assets                                    $    342.3  $    312.3
Property, plant and equipment, net                     349.4       371.1
Other assets                                            42.4        46.3
                                                  ----------  ----------
     Total assets                                 $    734.1  $    729.7
                                                  ==========  ==========
Current liabilities                               $    122.4  $    130.4
Long-term debt                                         307.6       290.0
Other liabilities                                       31.0        17.8
Stockholders' equity                                   273.1       291.5
                                                  ----------  ----------
     Total liabilities and stockholders' equity   $    734.1  $    729.7
                                                  ==========  ==========



                                             Years Ended December 31,
                                           1994        1993       1992
Net sales                               $   489.8   $   510.3  $   586.6
Costs and expenses                         (494.8)     (527.2)    (586.7)
Provision (credit) for income taxes          (6.3)        1.9        6.9
                                        ----------  ---------- ----------
Net income (loss)                       $   (11.3)  $   (15.0) $     6.8
                                        ==========  ========== ==========
KACC's equity in losses of affiliates   $    (1.9)  $    (3.3) $    (1.9)
                                        ==========  ========== ==========


KACC's equity in losses differs from the summary net income (loss) for unconsolidated affiliates due to various percentage ownerships in the constituent entities and the amortization of the excess of KACC's investment in the affiliates over its equity in their net assets. At December 31, 1994, KACC's investment in these affiliates exceeded its equity in their net assets by $67.9. KACC is amortizing this amount over a twelve-year period which results in an annual charge of approximately $11.6.

On July 8, 1993, the Company, through various subsidiaries, acquired the control of the general partner and became responsible for the management of Sam Houston Race Park, Ltd. ("SHRP"). SHRP owns and operates a Class 1 horse racing track in northwest Houston. The Company's investment in SHRP and its interest in the management contract with respect to the race track aggregated approximately $14.7. At December 31, 1994, SHRP had assets of $76.9 ($6.5 current), liabilities of $88.6 ($13.4 current) and a deficiency in net assets of $11.7. SHRP incurred net losses for the years ended December 31, 1994 and 1993 of approximately $20.0 and $5.9, respectively. The Company recorded losses in respect of its investment in SHRP of $13.1 and $1.6 for the year ended December 31, 1994 and for the period from July 8, 1993 to December 31, 1993, respectively. Certain affiliated parties of the Company, including Mr. Charles E. Hurwitz, President and Chief Executive Officer of the Company, collectively hold less than a 7% equity interest in SHRP.

3.   PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment are as follows:

                                                     Estimated         December 31,
                                                       Useful         1994       1993
                                                       Lives
Land and improvements                               8 - 25 years   $   176.1  $  157.2
Buildings                                           7 - 45 years       259.6     240.1
Machinery and equipment                             3 - 22 years     1,330.8   1,263.9
Construction in progress                                                45.0      65.1
                                                                   ---------- ---------
                                                                     1,811.5   1,726.3
Less: accumulated depreciation                                        (579.9)   (481.3)
                                                                   ---------- ---------
                                                                   $ 1,231.6  $1,245.0
                                                                   ========== =========



Depreciation expense for the years ended December 31, 1994, 1993 and 1992 was $105.7, $104.9 and $90.2, respectively.

4.   LONG-TERM DEBT

Long-term debt consists of the following:

                                                                 December 31,
                                                               1994        1993
Corporate:
     14% Senior Subordinated Reset Notes due May 20, 2000   $    25.0   $    25.0
     12-1/2% Subordinated Debentures due December 15, 1999,
       net of discount                                           20.9        25.2
     Other                                                         .2          .5
Aluminum Operations:
     1994 Credit Agreement                                        6.7           -
     1989 Credit Agreement:
          Revolving Credit Facility                                 -       188.0
     9-7/8% Senior Notes due February 15, 2002, net of
       discount                                                 223.6           -
     Alpart CARIFA Loan                                          60.0        60.0
     12-3/4% Senior Subordinated Notes due February 1, 2003     400.0       400.0
     Other                                                       69.2        78.1
Forest Products Operations:
     7.95% Timber Collateralized Notes due July 20, 2015        363.8       377.0
     11-1/4% Senior Secured Notes due August 1, 2003            100.0       100.0
     12-1/4% Senior Secured Discount Notes due August 1,
      2003, net of discount                                      82.8        73.5
     10-1/2% Senior Notes due March 1, 2003                     235.0       235.0
     Other                                                         .9         2.9
Real Estate Operations:
     Secured notes due December 31, 1999, interest
       at prime plus 3%                                          10.0        17.2
     Other notes and contracts, primarily secured by
       receivables, buildings, real estate and equipment         18.1        23.8
                                                            ----------  ----------
                                                              1,616.2     1,606.2
          Less:  current maturities                             (33.7)      (38.3)
                                                            ----------  ----------
                                                            $ 1,582.5   $ 1,567.9
                                                            ==========  ==========

CORPORATE

14% Senior Subordinated Reset Notes (the "Reset Notes")
Pursuant to the terms of the indenture governing the Reset Notes, no further adjustments to the interest rate are permitted. The Reset Notes are redeemable at the Company's option, in whole or in part, at par.

12-1/2% Subordinated Debentures (the "12-1/2% Debentures")
The 12-1/2% Debentures, which are net of discount of $1.7 and $2.4 at December 31, 1994 and 1993, respectively, have mandatory redemptions of $3.3 in December of each year through 1998. The 12-1/2% Debentures are redeemable at the Company's option, in whole or in part, at par.

Demand Loan Agreement
On October 10, 1994, the Company entered into a demand loan and pledge agreement with Custodial Trust Company providing for up to $25.0 in borrowings. Any amounts drawn under the agreement would be secured by Kaiser capital stock owned by the Company (or such other marketable securities acceptable to the lender) having an initial market value (as defined) of approximately three times the amount borrowed. Borrowings under this agreement will bear interest at the prime rate plus 1% per annum. No borrowings were outstanding as of December 31, 1994.

ALUMINUM OPERATIONS

The 1994 Credit Agreement
On February 17, 1994, Kaiser and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), Bank of America National Trust and Savings Association and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $275.0 five-year secured revolving line of credit which matures in 1999, and replaced the credit agreement entered into in December 1989 by Kaiser and KACC with a syndicate of commercial banks and other financial institutions (as amended, the "1989 Credit Agreement"). KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $275.0 or a borrowing base relating to eligible accounts receivable and inventory. As of December 31, 1994, $202.5 (of which $59.3 could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1-1/2% or LIBOR plus 3-1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively) based on a financial test, determined quarterly. Kaiser recorded a pre-tax extraordinary loss of $8.3 ($5.4 after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement.

The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all of the stock of KACC owned by Kaiser and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates. Substantially all of the identifiable assets of the bauxite and alumina and aluminum processing segments (see Note 11) are attributable to KACC and collateralize the 1994 Credit Agreement indebtedness.

9-7/8% Senior Notes due 2002 (the "KACC Senior Notes")
Concurrent with the offering by Kaiser of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES") (see Note 7), KACC issued $225.0 of the KACC Senior Notes. The net proceeds from the offering of the KACC Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes. The KACC Senior Notes are net of discount of $1.4 at December 31, 1994.

12-3/4% Senior Subordinated Notes (the "KACC Notes")
On February 1, 1993, KACC issued $400.0 of the KACC Notes. The net proceeds from the sale of the KACC Notes were used to retire KACC's 14-1/4% Senior Subordinated Notes due 1995, to prepay $18.0 of the term loan under KACC's 1989 Credit Agreement and to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0, consisting primarily of the payment of premiums and the write-off of unamortized discount and deferred financing costs on the 14-1/4% Senior Subordinated Notes.

The obligations of KACC with respect to the KACC Senior Notes and the KACC Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the KACC Senior Notes and the KACC Notes and the 1994 Credit Agreement restrict, among other things, KACC's and Kaiser's ability to incur debt, undertake transactions with affiliates and pay dividends. At December 31, 1994, under the most restrictive of these covenants, Kaiser was not permitted to pay dividends on its common stock.

Alpart CARIFA Loan
In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. The Series A bonds bear interest at a floating rate of 87% of the applicable LIBID rate (LIBOR less 1/8 of 1%) on $37.5 of the principal amount (5.2% at December 31, 1994) with the remaining $.5 bearing interest at a fixed rate of 6.35%. The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007 and bears interest at a fixed rate of 8.25%. Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined by applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by Kaiser's minority partner).

FOREST PRODUCTS OPERATIONS

Timber Notes and 10-1/2% Senior Notes (the "Pacific Lumber Senior Notes")

On March 23, 1993, Pacific Lumber issued $235.0 of the Pacific Lumber Senior Notes and its newly-formed wholly owned subsidiary, Scotia Pacific Holding Company ("SPHC"), issued $385.0 of the Timber Notes. Pacific Lumber and SPHC used the net proceeds from the sale of the Pacific Lumber Senior Notes and the Timber Notes, together with Pacific Lumber's cash and marketable securities, to (i) retire (a) $163.8 aggregate principal amount of Pacific Lumber's 12% Series A Senior Notes due July 1, 1996 (the "Series A Notes"), (b) $299.7 aggregate principal amount of Pacific Lumber's 12.2% Series B Senior Notes due July 1, 1996 (the "Series B Notes") and (c) $41.7 aggregate principal amount of Pacific Lumber's 12-1/2% Senior Subordinated Debentures due July 1, 1998 (the "Debentures;" the Series A Notes, the Series B Notes and the Debentures are referred to collectively as the "Old Pacific Lumber Securities"); (ii) pay accrued interest on the Old Pacific Lumber Securities through the date of redemption thereof; (iii) pay the applicable redemption premiums on the Old Pacific Lumber Securities; (iv) repay Pacific Lumber's $28.9 cogeneration facility loan; (v) fund the initial deposit of $35.0 to an account held by the trustee for the Timber Notes (the "Liquidity Account"); and (vi) pay a $25.0 dividend to a subsidiary of MGI. These transactions resulted in a pre-tax extraordinary loss of $38.1, consisting primarily of the payment of premiums and the write-off of unamortized discounts and deferred financing costs on the Old Pacific Lumber Securities.

The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits SPHC from incurring any additional indebtedness for borrowed money and limits the business activities of SPHC to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of SPHC and are not obligations of, or guaranteed by, Pacific Lumber or any other person. The Timber Notes are secured by a lien on (i) SPHC's timber and timberlands (representing $192.4 of the Company's consolidated balance at December 31, 1994), (ii) substantially all of SPHC's property and equipment, (iii) SPHC's contract rights and certain other assets and (iv) cash equivalents reserved for debt service payments and the funds deposited in the Liquidity Account.

The Timber Notes are structured to link, to the extent of cash available, the deemed depletion of SPHC's timber (through the harvest and sale of logs) to required amortization of the Timber Notes. The required amount of amortization due on any Timber Note payment date is determined by various mathematical formulas set forth in the Timber Note Indenture. The minimum amount of principal which SPHC must pay (on a cumulative basis) through any Timber Note payment date in order to avoid an Event of Default (as defined in the Timber Note Indenture) is referred to as rated amortization ("Rated Amortization"). If all payments of principal are made in accordance with Rated Amortization, the payment date on which SPHC will pay the final installment of principal is July 20, 2015. The amount of principal which SPHC must pay through each Timber Note payment date in order to avoid payment of prepayment or deficiency premiums is referred to as scheduled amortization ("Scheduled Amortization"). If all payments of principal are made in accordance with Scheduled Amortization, the payment date on which SPHC will pay the final installment of principal is July 20, 2009.

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

The indentures governing the Pacific Lumber Senior Notes and the Timber Notes and Pacific Lumber's other debt contain various covenants which, among other things, limit the payment of dividends and restrict transactions between Pacific Lumber and its affiliates. As of December 31, 1994 under the most restrictive of these covenants, approximately $20.8 of dividends could be paid by Pacific Lumber.

11-1/4% Senior Secured Notes (the "MGI Senior Notes") and 12-1/4% Senior Secured Discount Notes (the "MGI Discount Notes")
On August 4, 1993, MGI issued $100.0 aggregate principal amount of the MGI Senior Notes and $126.7 aggregate principal amount (approximately $70.0 net of original issue discount) of the MGI Discount Notes (together, the "MGI Notes"). The MGI Notes are secured by MGI's pledge of 100% of the common stock of Pacific Lumber, Britt Lumber Co., Inc. ("Britt") and Maxxam Properties Inc. ("MPI," a wholly owned subsidiary of MGI) and by the Company's pledge of 28 million shares of Kaiser's common stock. The indenture governing the MGI Notes, among other things, restricts the ability of MGI to incur additional indebtedness, engage in transactions with affiliates, pay dividends and make investments. As of December 31, 1994, under the most restrictive of these covenants, approximately $4.9 of dividends could be paid by MGI. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which include the Timber Notes and the Pacific Lumber Senior Notes. The MGI Discount Notes are net of discount of $43.9 and $53.2 at December 31, 1994 and 1993, respectively.

The MGI Senior Notes pay interest semi-annually on February 1 and August 1 of each year. The MGI Discount Notes will not pay any interest until February 1, 1999, at which time semi-annual interest payments will become due on each February 1 and August 1 thereafter.

MGI used a portion of the net proceeds from the sale of the MGI Notes to retire the entire outstanding balance of its 12-3/4% Notes at 101% of their principal amount, plus accrued interest through November 14, 1993. MGI used the remaining portion of the net proceeds from the sale of the MGI Notes, together with a portion of its existing cash resources, to pay a $20.0 dividend to the Company. The Company used such proceeds to redeem, on August 20, 1993, $20.0 aggregate principal amount of its Reset Notes at 100% of their principal amount plus accrued interest thereon. The early retirement of the 12-3/4% Notes and the redemption of $20.0 aggregate principal amount of the Reset Notes resulted in a pre-tax extraordinary loss of $9.8 consisting of net interest cost, the write-off of unamortized deferred financing costs, premiums and the write-off of unamortized original issue discount.

REAL ESTATE OPERATIONS

Secured Notes
The secured notes represent borrowings of the Company's wholly owned partnership, MXM Mortgage L.P. ("MXM L.P."). The proceeds from the notes were originally used by MXM Mortgage Corp., a wholly owned subsidiary of the Company, to finance a portion of the purchase for $122.3 of certain loans secured by real properties and certain parcels of income producing real property from the Resolution Trust Corporation. The notes mature on December 31, 1999 and bear interest at the prime rate plus 3% per annum, payable monthly. The amended loan agreement provides for additional borrowings of up to $20.0 on or before March 31, 1995. Upon the sale of any secured property or loan, the terms of the loan agreement require MXM L.P. to make principal payments based on the release price (as defined) of such property or loan. In addition, the loan agreement requires MXM L.P. to repay the entire outstanding balance of the notes if such balance declines to less than $8.0. Principal payments of $60.2 were made in December 1993 in connection with the sale of multi-family properties discussed in Note 1 - "Investment, Interest and Other Income (Expense)."

OTHER

Maturities
Scheduled maturities of long-term debt outstanding at December 31, 1994 are as follows:

                                                                   Years Ending December 31,
                                                     1995      1996     1997      1998     1999   Thereafter
14% Senior Subordinated Reset
  Notes                                           $        - $      - $      -  $      - $      - $     25.0
12-1/2% Subordinated Debentures                          1.6      3.3      3.3       3.3     11.1          -
1994 Credit Agreement                                      -        -        -         -      6.7          -
9-7/8% Senior Notes                                        -        -        -         -        -      225.0
Alpart CARIFA Loan                                         -        -        -         -        -       60.0
12-3/4% Senior Subordinated Notes                          -        -        -         -        -      400.0
7.95% Timber Collateralized Notes                       13.6     14.1     16.2      19.3     21.6      279.0
11-1/4% Senior Secured Notes                               -        -        -         -        -      100.0
12-1/4% Senior Secured Discount Notes                      -        -        -         -        -      126.7
10-1/2% Senior Notes                                       -        -        -         -        -      235.0
Secured real estate notes                                  -        -        -         -     10.0          -
Other                                                   18.5     10.1     10.2       9.6      1.5       38.5
                                                  ---------- -------- --------  -------- -------- ----------
                                                  $     33.7 $   27.5 $   29.7  $   32.2 $   50.9 $  1,489.2
                                                  ========== ======== ========  ======== ======== ==========

Capitalized Interest
Interest capitalized during the years ended December 31, 1994, 1993 and 1992 was $3.0, $4.4 and $5.2, respectively.

Restricted Net Assets of Subsidiaries
Certain debt instruments restrict the ability of the Company's subsidiaries to transfer assets, make loans and advances and pay dividends to the Company. As of December 31, 1994, all of the assets relating to the Company's aluminum and forest products operations are subject to such restrictions. The restricted net assets of the Company's real estate subsidiaries totaled $27.2 at December 31, 1994. Under the most restrictive covenants governing debt of the Company's real estate subsidiaries, approximately $25.3 could be paid as of December 31, 1994.

5.   INCOME TAXES

Income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles by geographic area is as follows:


                                                       Years Ended December 31,
                                                     1994        1993       1992
Domestic                                          $  (177.9)  $  (223.4) $  (112.3)
Foreign                                                 6.1        12.0       99.1
                                                  ----------  ---------- ----------
                                                  $  (171.8)  $  (211.4) $   (13.2)
                                                  ==========  ========== ==========


Income taxes are classified as either domestic or foreign based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is subject to domestic income taxes.

The credit (provision) for income taxes on the loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles consists of the following:

                                                       Years Ended December 31,
                                                     1994        1993       1992
Current:
     Federal                                      $       -   $     (.1) $     (.4)
     State and local                                    (.2)       (1.3)       1.2
     Foreign                                          (18.0)       (7.9)     (11.4)
                                                  ----------  ---------- ----------
                                                      (18.2)       (9.3)     (10.6)
                                                  ----------  ---------- ----------
Deferred:
     Federal                                           94.3        77.1        4.9
     State and local                                     .4         2.7       11.6
     Foreign                                             .6        12.0        3.3
                                                  ----------  ---------- ----------
                                                       95.3        91.8       19.8
                                                  ----------  ---------- ----------
                                                  $    77.1   $    82.5  $     9.2
                                                  ==========  ========== ==========


The 1994 federal deferred credit for income taxes of $94.3 includes $36.0 for the benefit of operating loss carryforwards generated in 1994. The 1993 federal deferred credit for income taxes of $77.1 includes $29.2 for the benefit of operating loss carryforwards generated in 1993 and a $7.0 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment (August 10, 1993) of the Omnibus Budget Reconciliation Act of 1993, which retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993.

A reconciliation between the credit for income taxes and the amount computed by applying the federal statutory income tax rate to the loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles is as follows:

                                                          Years Ended December 31,
                                                        1994        1993       1992
Loss before income taxes, minority interests,
  extraordinary item and cumulative effect
  of changes in accounting principles                $  (171.8)  $  (211.4) $   (13.2)
                                                     ==========  ========== ==========
Amount of federal income tax based upon the
  statutory rate                                     $    60.1   $    74.0  $     4.5
Revision of prior years' tax estimates and
  other changes in valuation allowances                   16.7         (.6)      14.9
Percentage depletion                                       5.6         6.4        6.3
Increase in net deferred income tax assets
  due to tax rate change                                   1.8         7.0          -
State and local taxes, net of federal tax
  benefit                                                   .1          .9         .6
Foreign taxes, net of federal tax benefit                 (5.3)       (5.0)      (8.1)
Removal of Kaiser from the Company's
  consolidated federal return group                          -         3.5          -
Losses and expenses for which no federal tax
  benefit was recognized                                     -           -       (9.2)
Other                                                     (1.9)       (3.7)        .2
                                                     ----------  ---------- ----------
                                                     $    77.1   $    82.5  $     9.2
                                                     ==========  ========== ==========



As shown in the Consolidated Statement of Operations for the years ended December 31, 1994 and 1993, the Company reported extraordinary losses related to the early extinguishment of debt. The Company reported the losses net of related deferred federal income taxes of $2.9 and $27.5, respectively, which approximated the federal statutory income tax rate in effect on the dates the transactions occurred.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109").
The adoption of SFAS 109 changed the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, Accounting for
Income Taxes.   The asset and liability approach requires the recognition
of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle, as of January 1, 1993, increased the Company's results of operations by $26.6. The implementation of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisitions of various subsidiaries in prior years. As a result of restating these assets and liabilities, the loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for the year ended December 31, 1993 was increased by $5.9.

The components of the Company's net deferred income tax assets
(liabilities) are as follows:

                                                                December 31,
                                                              1994       1993
Deferred income tax assets:
     Postretirement benefits other than pensions           $   297.2  $   288.2
     Loss and credit carryforwards                             208.8      161.5
     Other liabilities                                         133.5      116.8
     Real estate                                                71.5       75.9
     Pensions                                                   51.0       60.7
     Timber and timberlands                                     46.2       46.5
     Foreign and state deferred income tax liabilities          28.1       33.0
     Property, plant and equipment                              23.7       24.1
     Other                                                      26.7       36.1
     Valuation allowances                                     (147.0)    (149.3)
                                                           ---------- ----------
          Total deferred income tax assets, net                739.7      693.5
                                                           ---------- ----------
Deferred income tax liabilities:
     Property, plant and equipment                            (202.7)    (224.2)
     Investments in and advances to unconsolidated
       affiliates                                              (63.8)     (60.6)
     Inventories                                               (27.4)     (33.3)
     Other                                                     (20.0)     (31.2)
                                                           ---------- ----------
          Total deferred income tax liabilities               (313.9)    (349.3)
                                                           ---------- ----------
Net deferred income tax assets                             $   425.8  $   344.2
                                                           ========== ==========

The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1994, approximately $281.0 of the net deferred income tax assets listed above are attributable to Kaiser. Of this amount, approximately $125.1 relates to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use, the year the carryforwards expire and the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes that Kaiser, based on the cyclical nature of its business, its history of prior operating earnings and its expectations for future years, will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of Kaiser's net deferred income tax assets is approximately $155.9 at December 31, 1994. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a thirty to forty year period. If such deductions create or increase a net operating loss in any one year, Kaiser has the ability to carry forward such loss for fifteen taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite Kaiser's operating losses incurred in recent years. The net deferred income tax assets listed above which are not attributable to Kaiser are approximately $144.8 as of December 31, 1994. This amount includes approximately $108.7 which relates to the excess of the tax basis over financial statement basis with respect to timber and timberlands and real estate. The Company has concluded that it is more likely than not that these net deferred income tax assets will be realized based in part upon the estimated values of the underlying assets which are in excess of their tax basis.

Certain of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheet in the captions entitled prepaid expenses and other current assets, other accrued liabilities and other noncurrent liabilities.

The Company files consolidated federal income tax returns together with its domestic subsidiaries. As a consequence of Kaiser's public offering of shares on June 30, 1993, as discussed in Note 7, Kaiser and its subsidiaries are no longer included in the consolidated federal income tax return group of the Company. Kaiser and its subsidiaries have become members of a new consolidated return group of which Kaiser is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group files consolidated federal income tax returns for taxable periods beginning on or after July 1, 1993.

The following table presents the tax attributes for federal income tax purposes at December 31, 1994 attributable to the Company and to the New Kaiser Tax Group. The utilization of certain of these tax attributes is subject to limitations.


                                                                  New Kaiser Tax
                                             The Company              Group
                                                   Expiring                Expiring
                                                    Through                 Through
Regular Tax Attribute Carryforwards:
     Current year net operating loss   $     19.2    2009     $     83.7     2009
     Prior year net operating losses         25.9    2008          135.4     2008
     General business tax credits              .9    2002           37.4     2006
     Foreign tax credits                        -      -            42.2     1999
     Alternative minimum tax credits          1.4 Indefinite        15.3  Indefinite

Alternative Minimum Tax Attribute
Carryforwards:
     Current year net operating loss   $     30.5    2009     $     64.3     2009
     Prior year net operating losses          8.4    2007           84.4     2008
     Foreign tax credits                        -      -            33.8     1999



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

The Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") as of January 1, 1993. The costs of postretirement benefits other than pensions are now accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 was recorded as a charge to results of operations of $437.9, net of related benefits for minority interests of $63.6 and income taxes of $236.8. The deferred income tax benefit related to the adoption of SFAS 106 was recorded at the federal statutory rate in effect on the date SFAS 106 was adopted, before giving effect to certain valuation allowances.

A summary of the components of net periodic postretirement benefit cost is as follows:

                                                          Years Ended
                                                          December 31,
                                                        1994        1993
Service cost - benefits earned during the year       $     8.8   $      7.4
Interest cost on accumulated postretirement
  benefit obligation                                      57.5         59.0
Net amortization and deferral                             (3.2)           -
                                                     ----------  ----------
Net periodic postretirement benefit cost             $    63.1   $     66.4
                                                     ==========  ==========

/TABLE

The adoption of SFAS 106 increased the Company's loss before extraordinary item and cumulative effect of changes in accounting principles by $13.3, or $1.41 per share ($19.9 before income taxes), for the year ended December 31, 1993. Kaiser's cost of providing postretirement health care and life insurance benefits to retired employees was $47.2 for the year ended December 31, 1992.

The postretirement benefit liability recognized in the Company's
Consolidated Balance Sheet is as follows:

                                                       December 31,
                                                     1994        1993
Retirees                                          $    568.3  $   631.2
Actives eligible for benefits                           31.4       36.2
Actives not eligible for benefits                      102.8      132.1
                                                  ----------  ----------
     Accumulated postretirement benefit
       obligation                                      702.5      799.5
Unrecognized prior service cost                         31.8       35.0
Unrecognized net gain (loss)                            55.8      (66.8)
                                                  ----------  ----------
     Postretirement benefit liability             $    790.1  $   767.7
                                                  ==========  ==========

The annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rates) are approximately 9.5% and 8.0% for retirees under age 65 and over age 65, respectively, and are assumed to decrease gradually to approximately 5.5% for 2007 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $81.0 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $9.8.

The discount rates and rates of compensation increase used in determining the accumulated postretirement benefit obligation were 8.5% and 5.0% at December 31, 1994, respectively, and 7.5% and 5.0% at December 31, 1993, respectively.

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

A summary of the components of net periodic pension costs for the defined benefit plans and total pension costs for the defined contribution plans and non-qualified retirement and incentive plans is as follows:

                                                  Years Ended December 31,
                                                1994        1993       1992
Defined benefit plans:
     Service cost-benefits earned during the
       year                                  $    13.6   $    13.0  $    13.1
     Interest cost on projected benefit
       obligations                                59.5        60.8       60.2
     Return on assets:
          Actual gain                              (.8)      (73.9)     (28.2)
          Deferred gain (loss)                   (53.0)       15.9      (31.2)
     Net amortization and deferral                 2.8         4.7        2.9
                                             ----------  ---------- ----------
     Net periodic pension cost                    22.1        20.5       16.8
Defined contribution plans                         2.8         1.7        1.7
Non-qualified retirement and incentive plans       5.0         4.3        5.5
                                             ----------  ---------- ----------
                                             $    29.9   $    26.5  $    24.0
                                             ==========  ========== ==========

The following table sets forth the funded status and amounts recognized for the defined benefit plans in the Consolidated Balance Sheet:

                                                       December 31,
                                                     1994        1993
Actuarial present value of accumulated plan
benefits:
     Vested benefit obligation                    $   684.3   $   724.1
     Non-vested benefit obligation                     42.9        42.2
                                                  ----------  ----------
          Total accumulated benefit obligation    $   727.2   $   766.3
                                                  ==========  ==========
Projected benefit obligation                      $   761.2   $   816.8
Plan assets at fair value, primarily common
  stocks and fixed income obligations                (546.9)     (590.8)
                                                  ----------  ----------
Projected benefit obligation in excess of plan
  assets                                              214.3       226.0
Unrecognized net transition obligation                  (.9)       (1.7)
Unrecognized net loss                                 (40.4)      (76.2)
Unrecognized prior service cost                       (31.6)      (17.8)
Adjustment required to recognize minimum
  liability                                            42.9        47.7
                                                  ----------  ----------
          Accrued pension cost                    $   184.3   $   178.0
                                                  ==========  ==========


The assumptions used in accounting for the defined benefit plans were as follows:

                                                           December 31,
                                                     1994      1993      1992
Rate of increase in compensation levels                5.0%      5.0%      5.0%
Discount rate                                          8.5%      7.5%     8.25%
Expected long-term rate of return on assets            9.5%     10.0%     10.0%


The Company has recorded an additional pension liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets. The amount of the additional pension liability in excess of unrecognized prior service cost is recorded as a charge to stockholders' equity. In 1994, the pension liability adjustment was reduced by $12.5. This reduction was recorded net of related deferred federal and state income taxes of $7.3, which approximated the federal and state statutory rates. In 1993 and 1992, the pension liability adjustment charged to stockholders' equity amounted to $14.9 and $9.0, respectively. The Company recorded the 1993 charge net of related deferred federal and state income taxes of $8.7, which approximated the federal and state statutory rate.
The Company did not record a tax benefit with respect to the 1992 charge.

Postemployment Benefits
The Company adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") as of January 1, 1993. The costs of postemployment benefits are now accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 was recorded as a charge to results of operations of $6.4, net of related benefits for minority interests of $1.0 and income taxes of $3.4.

7.   MINORITY INTERESTS

Minority interests represent the following:

                                                                      December 31,
                                                                   1994          1993
Kaiser Aluminum Corporation:
     Common stock, par $.01                                     $        -    $        -
     $.65 Depositary Shares                                          128.0         119.3
     8.255% PRIDES                                                   100.1             -
Subsidiary redeemable preference stock:
     KACC Series A and B Cumulative Preference Stock, par $1          29.1          33.6
     KACC Cumulative Convertible Preference Stock, par $100            1.7           1.8
KACC Minority Interest:
     Alumina Partners of Jamaica                                      70.4          56.9
     Volta Aluminium Company Limited                                  13.6          11.5
     Kaiser LaRoche Hydrate Partners                                   1.4           1.2
                                                                ----------    ----------
                                                                $    344.3    $    224.3
                                                                ==========    ==========


As a result of Kaiser's issuance of preferred stock in 1993 and 1994 (each as described below) and, to a lesser extent, the Company's sales of Depositary Shares and the issuance of common stock in connection with the LTIP (each as described below), the Company's voting interest in Kaiser has decreased to approximately 58.9% on a fully diluted basis, as of December 31, 1994.

$.65 Depositary Shares
On June 30, 1993, Kaiser issued 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, Kaiser issued an additional 2,132,950 of its Depositary Shares to MGI in exchange for a $15.0 promissory note issued by KACC which evidenced a $15.0 cash loan made by MGI to KACC in January 1993 (the "MGI Loan"). Kaiser used approximately $81.5 of the net proceeds it received from the sale of the Depositary Shares together with the MGI Loan to make a capital contribution to KACC, and $37.8 of the net proceeds it received from the sale of the Depositary Shares to make a non-interest bearing loan to KACC (evidenced by a note) which is designed to provide sufficient funds to make the required dividend payments on the Series A Shares until June 30, 1996 (the "Series A Shares Mandatory Conversion Date"). KACC used approximately $13.7 of such funds to prepay the remaining balance of the Term Loan under the 1989 Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement. On June 30, 1996, each of the outstanding Depositary Shares will automatically convert (upon the automatic conversion of the Series A Shares) into one share of Kaiser's common stock, plus the right to receive an amount in cash equal to the accrued and unpaid dividends payable with respect to such Depositary Share. Automatic conversion of the outstanding Depositary Shares (and the Series A Shares) will occur upon certain mergers or consolidations of Kaiser (as defined). At any time or from time to time prior to June 30, 1996, Kaiser may call the outstanding Depositary Shares (by calling the Series A Shares) for redemption, in whole or in part, at a call price per Depositary Share initially equal to $12.46, declining by $.0018 on each day following the date of issue to $10.624 on April 30, 1996, and equal to $10.51 thereafter, payable in shares of common stock having an aggregate Current Market Price (as defined) equal to the applicable call price, plus an amount in cash equal to all accrued and unpaid dividends payable with respect to such Depositary Share. Holders of Depositary Shares (based on the voting rights of the Series A Shares) have one vote for each Depositary Share held of record, except as required by law, and are entitled to vote with the holders of common stock on all matters submitted to a vote of Kaiser's common stockholders. The Depositary Shares call for the payment of quarterly dividends (when and as declared by Kaiser's Board of Directors) of approximately $3.2 ($.1625 per share). The Company has accounted for Kaiser's issuance of the Depositary Shares as additional minority interest. During 1994, the Company sold 1,239,400 of such Depositary Shares for an aggregate net proceeds of $10.3, resulting in pre-tax gains of $1.6. The Company may consummate the sale of all or any portion of the remaining Depositary Shares at any time.

8.255% Preferred Redeemable Increased Dividend Equity Securities
During the first quarter of 1994, Kaiser consummated a public offering for the sale of 8,855,550 shares of its PRIDES. The net proceeds from the sale of the PRIDES were approximately $100.1. Kaiser used $33.2 of such net proceeds to make non-interest bearing loans to KACC (evidenced by notes) which are designed to provide sufficient funds to make the required dividend payments on the PRIDES until December 31, 1997 (the "PRIDES Mandatory Conversion Date") and $66.9 of such net proceeds to make capital contributions to KACC. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of Kaiser's common stock and together with the holders of any other classes or series of Kaiser's stock (including the Series A Shares) who are entitled to vote in such manner on all matters submitted to a vote of common stockholders. On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into one share of Kaiser's common stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid dividends thereon. Shares of PRIDES are not redeemable prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, Kaiser may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Kaiser's common stock equal to (A) the sum of $11.9925, declining after December 31, 1996 to $11.75 until December 31, 1997, plus, in the event Kaiser does not elect to pay cash dividends to the redemption date, all accrued and unpaid dividends thereon divided by (B) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of Kaiser's common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of Kaiser's common stock (equivalent to a conversion price of $14.10 per share of Kaiser's common stock), subject to adjustment in certain events. The number of shares of Kaiser's common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of Kaiser's common stock from time to time. The PRIDES call for the payment of quarterly dividends of approximately $2.1 ($.2425 per share). The Company accounted for Kaiser's issuance of the PRIDES as additional minority interest.

Subsidiary Redeemable Preference Stock
In March 1985, KACC entered into a three-year agreement with the United Steelworkers of America ("USWA") whereby shares of a new series of KACC Cumulative (1985 Series A) Preference Stock (the "Series A Stock") would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of KACC Cumulative (1985 Series B) Preference Stock (the "Series B Stock"). The Series A Stock and the Series B Stock ("Series A and B Stock") each have a liquidation and redemption value of $50 per share plus accrued dividends, if any, and have a total redemption value of $45.6 at December 31, 1994.

Changes in Series A and B Stock are as follows:



                                                  Years Ended December 31,
                                                1994        1993       1992
Shares:
     Beginning of year                       1,081,548   1,163,221  1,305,550
     Redeemed                                 (169,381)    (81,673)  (142,329)
                                             ----------  ---------- ----------
     End of year                               912,167   1,081,548  1,163,221
                                             ==========  ========== ==========

No additional Series A or B Stock will be issued based on compensation earned in 1992 or subsequent years. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by KACC's Board of Directors, payable in Series B Stock or in cash at the option of KACC, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B Stock is entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by KACC's Board of Directors.

Redemption fund agreements require KACC to make annual payments by March 31 of each year based on a formula tied to KACC's consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1993 and 1994, KACC contributed $4.3 for each of the years ended December 31, 1992 and 1993, and will contribute $4.3 in March 1995 for the year ended December 31, 1994.

Under the USWA labor contract effective November 1, 1990, KACC was obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1994 at a price equal to its redemption value of $50 per share. The employees could elect to receive their shares, accept cash or place the proceeds into KACC's 401(k) savings plan. Under separate action, KACC also offered to purchase 40 shares of Series B Stock from active participants in 1994. Under the provisions of these contracts, in February 1994, KACC purchased $4.6 and $.8 of the Series A Stock and Series B Stock, respectively.

Under the USWA labor contract effective November 1, 1994, KACC is obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1995 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 80 shares from each participant in 1998. In addition, if a profitability test is satisfied for either 1995 or 1996, KACC will offer to purchase from each active participant an additional 20 shares of such preference stock held in the stock ownership plan for the benefit of substantially the same employees in either 1996 or 1997. The employees may elect to receive their shares, accept cash or place the proceeds into KACC's 401(k) savings plan. KACC will provide comparable purchases of Series B Stock from active participants.

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

Kaiser Stock Incentive Plans
Kaiser has an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees. All compensation vested as of December 31, 1992 under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of Kaiser as of December 31, 1993. Under the LTIP, as amended, 764,092 restricted shares of Kaiser common stock were distributed to six Kaiser executives during 1993 for benefits generally earned but not vested as of December 31, 1992. These shares will generally vest at the rate of 25% per year. Kaiser will record the related expense of $6.5 over the four-year period ending December 31, 1996.

In 1993, Kaiser adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the plan, of which 504,044 shares were available to be awarded at December 31, 1994. During 1994, 102,564 restricted shares, which will vest at the rate of 25% per year, were distributed to two Kaiser executives. Kaiser will record the related expense of $1.0 over the four-year period ending December 31, 1998. In 1994 and 1993, the Compensation Committee of Kaiser's Board of Directors approved the award of 494,800 and 664,400 shares, respectively, as "nonqualified stock options" to members of management other than those participating in the LTIP. These options generally will vest at the rate of 20% to 25% per year. The exercise price of these shares ranges from $7.25 to $12.75 per share. During 1994, 6,920 of such options were exercised at a price of $7.25 per share. At December 31, 1994, 1,122,380 of such options were outstanding, of which 119,980 were exercisable.

8.   STOCKHOLDERS' DEFICIT

Preferred Stock
The holders of the Company's Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the "Class A Preferred Stock") are entitled to receive, if and when declared, preferential cash dividends at the rate of $.05 per share per annum and will participate thereafter on a share for share basis with the holders of common stock in all cash dividends, other than cash dividends on the common stock in any fiscal year to the extent not exceeding $.05 per share. Stock dividends declared on the common stock will result in the holders of the Class A Preferred Stock receiving an identical stock dividend payable in shares of Class A Preferred Stock. At the option of the holder, the Class A Preferred Stock is convertible at any time into shares of common stock at the rate of one share of common stock for each share of Class A Preferred Stock. Each holder of Class A Preferred Stock is generally entitled to ten votes per share on all matters presented to a vote of the Company's stockholders.

Stock Option Plans
In 1994, the Company adopted the Maxxam 1994 Omnibus Employee Incentive Plan (the "1994 Omnibus Plan"). Up to 1,000,000 shares of common stock and 1,000,000 shares of Class A Preferred Stock are reserved for awards or for payment of rights granted under the 1994 Omnibus Plan. In December 1994, options to purchase 25,000 shares of common stock of the Company were granted to an executive officer. In addition, also in December 1994, another executive officer relinquished stock appreciation rights relating to 50,000 shares of common stock of the Company in exchange for options to purchase 45,000 shares of Class A Preferred Stock. The exercise price of these options is $30.375 per share (the quoted market price at the date of grant), and the options are exercisable at the rate of 20% per year commencing one year from the date of grant. None of these options were exercisable at December 31, 1994.

Concurrent with the adoption of the 1994 Omnibus Plan, the Company adopted the Maxxam 1994 Non-Employee Director Plan (the "1994 Director Plan"). Up to 35,000 shares of common stock are reserved for awards under the 1994 Director Plan. In May 1994, options to purchase 1,500 shares of common stock of the Company were granted to three non-employee directors. The exercise price of these options is $36.50 per share (the quoted market price at the date of grant), and the options are exercisable at the rate of 25% per year commencing one year from the date of grant. None of these options were exercisable at December 31, 1994.

The 1980 Incentive Plan authorized the granting of options to purchase up to 750,000 shares of the Company's common stock through June 1990. Options granted were exercisable at the market price at the date of grant and became exercisable in five equal annual installments, commencing one year from the date of grant, and expiring ten years from the date of grant. On July 1, 1988, pursuant to the terms of the 1980 Incentive Plan, holders of the 1980 Incentive Plan options were granted stock appreciation rights. During the year ended December 31, 1992, 63,000 options were exercised at prices ranging from $7.875 to $14.50 per share resulting in the issuance of 19,761 shares. At December 31, 1992, all options to purchase shares under the 1980 Incentive Plan had been exercised.

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

Shares Reserved for Issuance
At December 31, 1994, the Company had the following shares reserved for future issuance:


Common shares:
     Class A Preferred Stock                         669,112
     Maxxam 1994 Omnibus Employee Incentive Plan   1,000,000
     Maxxam 1994 Non-Employee Director Plan           35,000
                                                  ----------
                                                   1,704,112
                                                  ==========
Class A Preferred Stock:
     Maxxam 1994 Omnibus Employee Incentive Plan   1,000,000
                                                  ==========


Rights
On November 29, 1989, the Board of Directors of the Company declared a dividend to its stockholders consisting of (i) one Series A Preferred Stock Purchase Right (the "Series A Right") for each outstanding share of the Company's Class A Preferred Stock and (ii) one Series B Preferred Stock Purchase Right (the "Series B Right") for each outstanding share of the Company's common stock. The Series A Right and the Series B Right are collectively referred to herein as the "Rights." The Rights are exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the Company's common stock, or announces a tender offer that would result in beneficial ownership of 15% or more of the outstanding common stock. Any person or group of affiliated or associated persons who, as of November 29, 1989, was the beneficial owner of at least 15% of the outstanding common stock will not be deemed to be an Acquiring Person unless such person or group acquires beneficial ownership of additional shares of common stock (subject to certain exceptions). Each Series A Right, when exercisable, entitles the registered holder to purchase from the Company one share of Class A Preferred Stock at an exercise price of $165.00, subject to adjustment. Each Series B Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's new Class B Junior Participating Preferred Stock, with a par value of $.50 per share (the "Junior Preferred Stock"), at an exercise price of $165.00, subject to adjustment.

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

Voting Control
Federated Development Company ("Federated") and Mr. Charles E. Hurwitz collectively own 98.3% of the Company's Class A Preferred Stock and 31.2% of the Company's common stock (resulting in combined voting control of approximately 60.2% of the Company). Mr. Hurwitz is the Chairman of the Board, President and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of Federated. Federated is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof.

9.   COMMITMENTS AND CONTINGENCIES

Commitments
The Company, principally through KACC, has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 10), letters of credit and other guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs and certain other costs of this joint venture.
The aggregate minimum amount of required future principal payments at December 31, 1994 is $78.7, due in 1997. KACC's share of payments, including operating costs and certain other expenses under the agreement, was $85.6, $86.7 and $99.2 for the years ended December 31, 1994, 1993 and 1992, respectively. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

Minimum rental commitments under operating leases at December 31, 1994 are as follows: years ending December 31, 1995 - $26.0; 1996 - $25.4; 1997 -
$23.7; 1998 - $26.8; 1999 - $33.0; thereafter - $215.9.  Rental expense for operating leases was $29.2, $31.3 and $29.2 for the years ended December 31, 1994, 1993 and 1992, respectively. The minimum future rentals receivable under noncancelable subleases at December 31, 1994 were $74.6.

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

Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in other noncurrent liabilities:

                                                         Years Ended December 31,
                                                       1994        1993       1992
Balance at beginning of year                        $    40.9   $    46.4  $    51.5
Additional amounts                                        2.8         1.7        4.5
Less expenditures                                        (3.6)       (7.2)      (9.6)
                                                    ----------  ---------- ----------
Balance at end of year                              $    40.1   $    40.9  $    46.4
                                                    ==========  ========== ==========


These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology and Kaiser's assessment of the likely remediation actions to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $11.0 for the years 1995 through 1999 and an aggregate of approximately $11.0 thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established, or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. Kaiser believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to approximately $20.0. While uncertainties are inherent in the final outcome of these environmental matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on Kaiser's consolidated financial position or results of operations.

Asbestos Contingencies
KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1994, the number of such lawsuits pending was approximately 25,200, with approximately 14,300 received and 12,500 settled or dismissed in 1994.

Based on prior experience, KACC estimates that annual future cash payments in connection with such litigation will be approximately $11.0 to $14.0 for the years 1995 through 1999, and an aggregate of approximately $95.0 thereafter through 2007. Based on past experience and reasonably anticipated future activity, Kaiser has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2007. Kaiser does not presently believe there is a reasonable basis for estimating such costs beyond 2007 and, accordingly, no accrual has been recorded for such costs which may be incurred. This accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, the current state of case law related to asbestos claims, the advice of counsel and the anticipated effects of inflation and discounting at an estimated risk-free rate (8% at December 31, 1994). Accordingly, an asbestos-related cost accrual of $102.0 is included primarily in other noncurrent liabilities at December 31, 1994. The aggregate amount of the undiscounted liability at December 31, 1994 is $158.1, before considerations for insurance recoveries.

Kaiser believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. While claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, Kaiser believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies and the advice of counsel, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $86.4, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in long-term receivables and other assets as of December 31, 1994.

While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on Kaiser's consolidated financial position or results of operations.

Other Contingencies
The Company is involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position or results of operations.

10.  DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

KACC enters into a number of financial instruments with off-balance-sheet risk in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum and fabricated aluminum products prices and the cost of purchased commodities.

KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1994, KACC had net forward foreign exchange contracts totaling approximately $74.4 for the purchase of
102.0 Australian dollars through December 31, 1996.

To mitigate its exposure to declines in the market prices of alumina, primary aluminum and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices; (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward; (iii) option contracts are entered into to establish a price range KACC will receive for a portion of its primary aluminum and alumina; and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, in respect of its 1995 anticipated production, as of December 31, 1994, KACC had sold forward 170,950 metric tons of primary aluminum at fixed prices, purchased call options in respect of 69,000 metric tons of primary aluminum, purchased put options to establish a minimum price for 193,500 metric tons of primary aluminum and entered into option contracts that established a price range for 90,000 metric tons of primary aluminum. KACC will not receive the benefit of market price increases to the extent (i) the quantity of production sold forward is greater than the tonnage covered by the purchased call options;
(ii) market prices exceed the prices at which primary aluminum is sold forward, but are less than the strike price of the purchased call options, on the tonnage covered by the options; or (iii) market prices exceed the maximum of the price range on the tonnage covered by the option contracts entered to establish a price range.

In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward and options contracts. In this regard, at December 31, 1994, KACC had purchased 4,500 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through June 1995.

KACC has also entered into a natural gas pricing contract to fix future prices of a portion (20,000 million BTUs per day) of a plant's natural gas supply through March 1995.

At December 31, 1994, the net unrealized gain on KACC's position in forward foreign exchange was $3.5 and the net unrealized loss on aluminum forward sales and option contracts and the natural gas pricing contract was $80.4, based on a price of $1,955 per metric ton of aluminum and $1.59 per million BTUs of natural gas.

Kaiser has established margin accounts with its counterparties related to aluminum forward sales and option contracts. Kaiser is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1994, Kaiser had $50.5 on deposit with various counterparties in respect of such unrealized losses. This amount is included in prepaid expenses and other current assets.

KACC is exposed to credit risk in the event of non-performance by other parties to these currency and commodity contracts, but KACC does not anticipate non-performance by any of these counterparties, given their credit worthiness. When appropriate, KACC arranges master netting agreements.

11.  SEGMENT INFORMATION

The following tables present financial information by industry segment and by geographic area at December 31, 1994 and 1993 and for the three years ended December 31, 1994, 1993 and 1992.

Industry Segments


                                                            Bauxite              Forest      Real
                                                    Years     and    Aluminum   Products    Estate
                                                    Ended   Alumina Processing Operations Operations  Corporate    Total


Sales to unaffiliated customers                     1994   $ 432.5  $ 1,349.0  $   249.6  $    84.6  $       -  $  2,115.7
                                                    1993     423.4    1,295.7      233.5       78.5          -     2,031.1
                                                    1992     466.5    1,442.6      223.4       70.1          -     2,202.6

Operating income (loss)                             1994       5.6      (55.9)      79.1      (10.0)     (11.5)        7.3
                                                    1993     (20.1)     (97.3)      54.3      (13.5)     (19.5)      (96.1)
                                                    1992      44.6       47.0       64.1       (9.3)     (15.6)      130.8

Effect of changes in accounting principles on
  operating income (loss):
     Postretirement benefits other than pensions    1993      (2.3)     (16.9)       (.4)       (.2)       (.1)      (19.9)
     Income taxes                                   1993      (6.3)      (5.6)        .1         .7          -       (11.1)

Equity in earnings (losses) of unconsolidated
  affiliates                                        1994      (4.6)       2.7          -          -      (13.1)      (15.0)
                                                    1993      (2.5)       (.8)         -          -       (1.6)       (4.9)
                                                    1992       1.8       (3.7)         -          -          -        (1.9)

Depreciation and depletion                          1994      32.3       57.2       24.7        5.9        1.0       121.1
                                                    1993      33.8       57.3       24.5        4.1        1.1       120.8
                                                    1992      29.4       49.2       28.4        3.5         .9       111.4

Capital expenditures                                1994      29.4       40.6       11.3        7.6         .4        89.3
                                                    1993      35.8       31.9       11.1        7.1         .3        86.2
                                                    1992      60.0       54.4        8.7        8.1        1.5       132.7

Investments in and advances to unconsolidated
  affiliates                                        1994     137.1       32.6          -          -          -       169.7
                                                    1993     151.9       31.3          -          -          -       183.2

Identifiable assets                                 1994     987.9    1,637.3      674.8      201.7      189.1     3,690.8
                                                    1993     930.7    1,540.5      676.8      215.7      208.3     3,572.0


Sales to unaffiliated customers excludes intersegment sales between bauxite and alumina and aluminum processing of $146.8, $129.4 and $179.9 for the years ended December 31, 1994, 1993 and 1992, respectively. Intersegment sales are made on a basis intended to reflect the market value of the products.

Operating losses for Corporate represent general and administrative expenses of Maxxam Inc. that are not allocated to the Company's industry segments. General and administrative expenses of subsidiary companies are allocated in the Company's industry segment presentation based upon those segments' ratio of sales to unaffiliated customers.

Geographical Information



                                 Years                                   Other
                                 Ended  Domestic Caribbean    Africa    Foreign  Eliminations     Total
Sales to unaffiliated
  customers                       1994 $1,566.3  $   201.0  $   180.0 $   168.4  $          -  $ 2,115.7
                                  1993  1,463.1      182.1      207.5     178.4             -    2,031.1
                                  1992  1,551.0      197.6      263.5     190.5             -    2,202.6

Sales and transfers among
  geographic areas                1994        -       98.7          -     139.4        (238.1)         -
                                  1993        -       88.2          -      79.6        (167.8)         -
                                  1992        -       90.1          -      86.5        (176.6)         -

Operating income (loss)           1994    (55.3)       (.1)      18.3      44.4             -        7.3
                                  1993   (111.3)     (19.1)      21.9      12.4             -      (96.1)
                                  1992      9.6       20.9       65.4      34.9             -      130.8

Equity in losses of
  unconsolidated affiliates       1994    (12.9)         -          -      (2.1)            -      (15.0)
                                  1993     (1.6)         -          -      (3.3)            -       (4.9)
                                  1992        -          -          -      (1.9)            -       (1.9)

Investments in and advances to
  unconsolidated affiliates       1994      1.2       28.8          -     139.7             -      169.7
                                  1993      1.0       30.5          -     151.7             -      183.2

Identifiable assets               1994  2,867.9      423.4      200.0     199.5             -    3,690.8
                                  1993  2,740.8      421.7      223.0     186.5             -    3,572.0


Sales and transfers among geographic areas are made on a basis intended to reflect the market value of the products.

Included in results of operations are aggregate foreign currency translation and transaction gains of $.8, $4.9 and $12.0 for the years ended December 31, 1994, 1993 and 1992, respectively.

Export sales were less than 10% of total revenues during the years ended December 31, 1994, 1993 and 1992. For the years ended December 31, 1994, 1993 and 1992, the Company had bauxite and alumina sales of $58.2, $40.7 and $135.3, respectively, and aluminum processing sales of $147.7, $145.7 and $144.9, respectively, to one customer.

Maxxam Inc. and Subsidiaries
Quarterly Financial Information (Unaudited)



Summary quarterly financial information for the years ended December 31, 1994 and 1993 is as follows:


                                                               Three Months Ended
(In millions of dollars, except share           March 31     June 30   September 30   December 31
amounts)
1994:
     Net sales                                 $   489.0   $   543.8  $      544.9   $      538.0
     Operating income (loss)                       (15.0)        6.5           9.0            6.8
     Loss before extraordinary item                (34.5)      (43.2)        (14.9)         (24.1)
     Extraordinary item, net                        (5.4)          -             -              -
     Net loss                                      (39.9)      (43.2)        (14.9)         (24.1)
     Per common and common equivalent share:
          Loss before extraordinary item           (3.65)      (4.57)        (1.58)         (2.55)
          Extraordinary item, net                   (.57)          -             -              -
          Net loss                                 (4.22)      (4.57)        (1.58)         (2.55)
1993:
     Net sales                                 $   513.7   $   507.9  $      506.5   $      503.0
     Operating loss                                 (1.8)       (1.1)        (10.8)         (82.4)
     Loss before extraordinary item and
       cumulative effect of changes in
       accounting principles                       (25.9)      (15.8)        (26.8)         (63.4)
     Extraordinary item, net                       (44.1)          -          (6.5)             -
     Cumulative effect of changes in              (417.7)          -             -              -
       accounting principles, net
     Net loss                                     (487.7)      (15.8)        (33.3)         (63.4)
     Per common and common equivalent share:
          Loss before extraordinary item and
            cumulative effect of changes
            in accounting principles               (2.74)      (1.67)        (2.83)         (6.71)
          Extraordinary item, net                  (4.66)          -          (.69)             -
          Cumulative effect of changes in
            accounting principles, net            (44.14)          -             -              -
          Net loss                                (51.54)      (1.67)        (3.52)         (6.71)

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


                                             High            Low
1994:
     First Quarter                             $44-1/2        $35-3/8
     Second Quarter                             37-1/8         32-5/8
     Third Quarter                              38-3/8         29-1/2
     Fourth Quarter                             37-3/4         29-5/8

1993:
     First Quarter                             $35-3/4        $26-5/8
     Second Quarter                             27-1/4         21-3/4
     Third Quarter                              34             25-3/8
     Fourth Quarter                             38-7/8         28-3/8


The following table sets forth the number of record holders of the Company's publicly owned equity securities as of March 1, 1995.

                                                             Number of
                                                              Record
Title of Class                                                Holders
Common Stock                                                   6,065
Class A $.05 Non-Cumulative Participating Convertible
  Preferred Stock                                                 39


The Company has not declared any cash dividends on its common stock or its Class A Preferred Stock and has no present intention of paying such dividends in the immediate future.