Form 10-K405, Exhibit 13
period 1995-12-31
MAXXAM INC
filed 1996-03-28
CIK 63814

MAXXAM INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA

The following summary of consolidated financial information for each of the five years ended December 31, 1995 is not reported upon herein by independent public accountants and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which are contained elsewhere herein.





                                                                                 Years Ended December 31,
                                                       ---------------------------------------------------------------------------

(In millions of dollars, except share amounts)             1995             1994           1993           1992            1991
                                                      ------------     ------------    -----------    ------------    -------------

CONSOLIDATED STATEMENT OF OPERATIONS:
     Net sales                                         $    2,565.2    $    2,115.7    $   2,031.1    $    2,202.6    $     2,254.5

     Operating income (loss)                                  257.6             7.3          (96.1)          130.8            235.5

       Income (loss) before extraordinary item and
          cumulative effect of changes in
          accounting principles                                57.5          (116.7)        (131.9)           (7.3)            57.5

       Extraordinary item, net                                    -            (5.4)         (50.6)              -                -

       Cumulative effect of changes in accounting
          principles, net                                         -               -         (417.7)              -                -

       Net income (loss)                                       57.5          (122.1)        (600.2)           (7.3)            57.5

       Per common and common equivalent share:
          Income (loss) before extraordinary item
               and cumulative effect of changes in
               accounting principles                           6.08          (12.35)        (13.95)          (0.77)            6.08

          Extraordinary item, net                                 -            (.57)         (5.35)              -                -

       Cumulative effect of changes in
          accounting principles, net                              -               -         (44.17)              -                -

          Net income (loss)                                    6.08          (12.92)        (63.47)          (0.77)            6.08


Consolidated balance sheet at end of period:

     Total assets                                           3,832.3         3,690.8        3,572.0         3,198.8          3,215.0

     Long-term debt                                         1,585.1         1,582.5        1,567.9         1,592.7          1,551.9

     Stockholders' equity (deficit)                           (83.8)         (275.3)        (167.9)          443.9            459.6

     Stockholders' equity (deficit) per common and
          common equivalent share                             (8.94)         (29.36)        (17.91)          47.34            49.12

     Cash dividends declared                                      -               -              -               -                -


MAXXAM INC. AND SUBSIDIARIES
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF
FINANCIAL  CONDITION  AND  RESULTS  OF  OPERATIONS

RESULTS OF OPERATIONS

The Company operates in three principal industries: aluminum, through its majority owned subsidiary, Kaiser Aluminum Corporation ("Kaiser"), a fully integrated aluminum producer; forest products, through MAXXAM Group Inc. ("MGI") and its wholly owned subsidiaries, principally The Pacific Lumber Company ("Pacific Lumber") and Britt Lumber Co., Inc. ("Britt"); real estate investment and development, managed through MAXXAM Property Company; and other commercial operations through various other wholly owned subsidiaries. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto which are contained elsewhere herein.

ALUMINUM OPERATIONS

Aluminum operations account for the substantial portion of the Company's revenues and operating results. Kaiser's operating results are sensitive to changes in prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold and on hedging strategies. Kaiser, through its principal subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), operates in two business segments: bauxite and alumina, and aluminum processing. The following table presents selected operational and financial information for the years ended December 31, 1995, 1994 and 1993.



                                                                                 Years Ended December 31,
                                                                           -----------------------------------
(In millions of dollars, except shipments and prices)                         1995         1994        1993
                                                                           ----------   ----------  ----------
Shipments: (1)
     Alumina                                                                 2,040.1      2,086.7     1,997.5
     Aluminum products:
          Primary aluminum                                                     271.7        224.0       242.5
          Fabricated aluminum products                                         368.2        399.0       373.2
                                                                           ----------   ----------  ----------
               Total aluminum products                                         639.9        623.0       615.7
                                                                           ==========   ==========  ==========

Average realized sales price:
     Alumina (per ton)                                                     $     208    $     169   $     169
     Primary aluminum (per pound)                                                .81          .59         .56

Net sales:
     Bauxite and alumina:
          Alumina                                                          $   424.8    $   352.8   $   338.2
          Other (2) (3)                                                         89.4         79.7        85.2
                                                                           ----------   ----------  ----------
               Total bauxite and alumina                                       514.2        432.5       423.4
                                                                           ----------   ----------  ----------

     Aluminum processing:
          Primary aluminum                                                     488.0        292.0       301.7
          Fabricated aluminum products                                       1,218.6      1,043.0       981.4
          Other (3)                                                             17.0         14.0        12.6
                                                                           ----------   ----------  ----------
               Total aluminum processing                                     1,723.6      1,349.0     1,295.7
                                                                           ----------   ----------  ----------
     Total net sales                                                       $ 2,237.8    $ 1,781.5   $ 1,719.1
                                                                           ==========   ==========  ==========
Operating income (loss)                                                    $   216.5    $   (50.3)  $  (117.4)
                                                                           ==========   ==========  ==========
Income (loss) before income taxes, minority interests, extraordinary
     item and cumulative effect of changes in accounting principles        $   108.7    $  (145.8)  $  (201.7)
                                                                           ==========   ==========  ==========
Capital expenditures                                                       $    79.4    $    70.0   $    67.7
                                                                           ==========   ==========  ==========




---------------
(1)  Shipments are expressed in thousands of metric tons.  A metric ton is equivalent to 2,204.6 pounds.
(2)  Includes net sales of bauxite.
(3)  Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.


NET SALES
Bauxite and alumina. Net sales to third parties for the bauxite and alumina segment increased 19% in 1995 compared to 1994 and increased 2% in 1994 compared to 1993. Revenue from alumina increased 20% in 1995 compared to 1994 due to higher average realized prices, partially offset by lower shipments. Revenue from alumina increased 4% in 1994 compared to 1993 because of increased shipments. The remainder of the segment's sales revenues was from sales of bauxite, which remained about the same throughout the three-year period, and the portion of sales of alumina attributable to the minority interest in Alumina Partners of Jamaica ("Alpart").

Aluminum processing. Net sales to third parties for the aluminum processing segment increased 28% in 1995 compared to 1994 and increased 4% in 1994 compared to 1993. The bulk of this segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder representing the portion of sales of primary aluminum attributable to the minority interest in Kaiser's 90%-owned Volta Aluminium Company Limited ("Valco") aluminum smelter in Ghana.

Revenue from primary aluminum increased 67% in 1995 compared to 1994 due primarily to higher average realized prices and higher shipments. The higher shipments of primary aluminum were due to increased production at Kaiser's smelters in the Pacific Northwest and Valco, and reduced intracompany consumption of primary aluminum at Kaiser's fabricated products units. The increase in revenue for 1995 was partially offset by decreased shipments caused by a strike of the United Steelworkers of America (the "USWA") discussed below. In 1995, Kaiser's average realized price from sales of primary aluminum was approximately $.81 per pound, compared to the average Midwest United States transaction price of approximately $.86 per pound.

Revenue from primary aluminum decreased 3% in 1994 compared to 1993 as higher average realized prices were more than offset by lower shipments. Average realized prices in 1994 reflected the defensive hedging of primary aluminum prices with respect to 1994 shipments, which was initiated prior to then-recent improvements in metal prices. Shipments in 1994 reflected production curtailments at Kaiser's smelters in the Pacific Northwest and Valco. Shipments of primary aluminum to third parties were approximately 42% of total aluminum products shipments in 1995 compared to approximately 36% in 1994 and 39% in 1993.

Revenue from fabricated aluminum products increased 17% in 1995 compared to 1994 due to higher average realized prices, partially offset by lower shipments for most of these products. Revenue from fabricated aluminum products increased 6% in 1994 compared to 1993, principally due to increased shipments of most of these products.

OPERATING INCOME (LOSS)
Improved operating results for 1995 were partially offset by expenses related to Kaiser's smelting joint venture in China (see "-Financial Condition and Investing and Financing Activities-Aluminum Operations"), accelerated expenses on Kaiser's micromill technology, maintenance expenses as a result of an electrical lightning strike at Kaiser's Trentwood, Washington, facility, and a work slowdown at Kaiser's 49%-owned Kaiser Jamaica Bauxite Company prior to the signing of a new labor contract. The combined impact of these expenditures on the results for 1995 was approximately $6.0 million (on a pre-tax basis). Operating results for 1995 were further impacted by (i) an eight-day strike of the USWA at Kaiser's five major domestic locations, (ii) a six-day strike of the National Workers Union at Kaiser's 65%-owned Alpart alumina refinery, and
(iii) a four-day disruption of alumina production at Alpart caused by a boiler failure. The combined impact of these events on the results for 1995 was approximately $17.0 million (on a pre-tax basis), principally from lower production volume and other related costs. In 1993, Kaiser recorded pre-tax charges of $35.8 million relating to the restructuring of aluminum operations (see "-Aluminum processing" below) and approximately $19.4 million in the fourth quarter of 1993 because of reductions in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated aluminum products.

Kaiser's corporate general and administrative expenses of $82.3 million, $67.6 million and $72.6 million in 1995, 1994 and 1993, respectively, were allocated by the Company to the bauxite and alumina and aluminum processing segments based upon those segments' ratio of sales to unaffiliated customers.

Bauxite and alumina. Operating income for the bauxite and alumina segment was $37.2 million in 1995, compared to operating income of $5.6 million in 1994 and an operating loss of $20.1 million in 1993. In 1995 compared to 1994, operating income increased principally due to higher revenue, partially offset by the effect of the strikes and boiler failure. In 1994 compared to 1993, operating income was favorably affected by increased shipments and lower manufacturing cost.

Aluminum processing. Operating income for the aluminum processing segment was $179.3 million in 1995, compared to operating losses of $55.9 million in 1994 and operating losses of $97.3 million in 1993. Operating results improved in 1995 compared to 1994, principally due to higher revenue, partially offset by the effect of the USWA strike. The decrease in operating loss in 1994 compared to 1993 was caused principally by a nonrecurring $35.8 million restructuring charge recorded in 1993, as described below, increased shipments of fabricated aluminum products, and higher average realized prices of primary aluminum, partially offset by lower shipments of primary aluminum. In October 1993, KACC announced that it was restructuring its flat-rolled products operation at its Trentwood plant to reduce that facility's annual operating costs by at least $50.0 million after full implementation. Additionally, KACC implemented a plan to streamline its casting operations, which included the shutdown of two facilities located in Ohio. This entire restructuring was successfully completed by the end of 1995. The pre-tax charge for this restructuring of $35.8 million included $25.2 million for pension, severance and other termination benefits at Trentwood; $8.0 million related to casting facilities; and $2.6 million for various other items. Other contributing factors to the 1993 operating results were lower production at Kaiser's smelters in the Pacific Northwest as a result of the removal of three reduction potlines from production in January 1993 in response to the reduction by the Bonneville Power Administration during the first quarter of 1993 of the amount of power it normally provides to Kaiser, and the increased cost of substitute power in such quarter. Additionally, during 1993, Kaiser realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS, EXTRAORDINARY ITEM
     AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
Income before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1995, as compared to the loss for 1994, resulted from the improvement in operating income previously described, partially offset by other charges, principally related to the establishment of additional litigation reserves. The decrease in the loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles in 1994 compared to 1993 resulted from the reduction in operating losses previously described.

As described in Note 1 to the Consolidated Financial Statements, Kaiser's cumulative losses in the first and second quarters of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6 to the Consolidated Financial Statements, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993 and all of 1994, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7 to the Consolidated Financial Statements). The Company recorded 100% of Kaiser's earnings in 1995 and will continue to do so until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

Information concerning net sales, operating income (loss) and assets attributable to certain geographic areas and industry segments is set forth in Note 11 to the Consolidated Financial Statements.

FOREST PRODUCTS OPERATIONS

The Company's forest products operations are conducted by MGI through its principal operating subsidiaries, Pacific Lumber and Britt. MGI's business is seasonal in that the forest products business generally experiences lower first quarter sales due largely to the general decline in construction-related activity during the winter months. The following table presents selected operational and financial information for the years ended December 31, 1995, 1994 and 1993.





                                                                     Years Ended December 31,
                                                               ------------------------------------
(In millions of dollars, except shipments and prices)             1995         1994         1993
                                                               ---------    ----------   ----------
Shipments:
     Lumber: (1)
          Redwood upper grades                                      46.5         52.9          68.3
          Redwood common grades                                    216.7        218.4         184.7
          Douglas-fir upper grades                                   7.4          8.6          10.7
          Douglas-fir common grades and other                       76.0         66.3          46.4
                                                               ----------   ----------   ----------
          Total lumber                                             346.6        346.2         310.1
                                                               ==========   ==========   ==========
     Logs (2)                                                       12.6         17.7          18.6
                                                               ==========   ==========   ==========
     Wood chips (3)                                                214.0        210.3         156.8
                                                               ==========   ==========   ==========

Average sales price:
     Lumber: (4)
          Redwood upper grades                                 $   1,495    $   1,443    $    1,275
          Redwood common grades                                      477          460           469
          Douglas-fir upper grades                                 1,301        1,420         1,218
          Douglas-fir common grades                                  392          444           447
     Logs (4)                                                        440          615           704
     Wood chips (5)                                                  102           83            81

Net sales:
     Lumber, net of discount                                   $   211.3    $   216.5    $    202.6
     Logs                                                            5.6         10.9          13.1
     Wood chips                                                     21.7         17.4          12.7
     Cogeneration power                                              2.5          3.5           3.8
     Other                                                           1.5          1.3           1.3
                                                               ----------   ----------   ----------
          Total net sales                                      $   242.6    $   249.6    $    233.5
                                                               ==========   ==========   ==========
Operating income                                               $    74.3    $    79.1    $     54.3
                                                               ==========   ==========   ==========
Operating cash flow (6)                                        $    99.6    $   103.8    $     78.8
                                                               ==========   ==========   ==========

Income (loss) before income taxes, minority interests,
     extraordinary item and cumulative effect of changes in
     accounting principles                                     $     6.4    $    (5.2)   $    (17.7)
                                                               ==========   ==========   ==========
Capital expenditures                                           $     9.9    $    11.3    $     11.1
                                                               ==========   ==========   ==========



---------------

(1)  Lumber shipments are expressed in millions of board feet.
(2)  Log shipments are expressed in millions of feet, net Scribner scale.
(3)  Wood chip shipments are expressed in thousands of bone dry units of 2,400 pounds.
(4)  Dollars per thousand board feet.
(5)  Dollars per bone dry unit.
(6)  Operating income before depletion and depreciation, also referred to as "EBITDA."


SHIPMENTS
Lumber shipments to third parties in 1995 were essentially unchanged from 1994. Increased shipments of common grade Douglas-fir lumber were mostly offset by decreased shipments of both upper and common grades of redwood lumber. Log shipments in 1995 were 12.6 million feet (net Scribner scale), a decrease of 5.1 million feet from 1994 shipments.

Lumber shipments to third parties in 1994 increased by 12% compared to 1993. Increased shipments of redwood common lumber and common grade Douglas-fir and other lumber were partially offset by decreased shipments of upper grade redwood lumber. Log shipments in 1994 were 17.7 million feet, a decrease of .9 million feet from 1993 shipments.

Old growth trees constitute Pacific Lumber's principal source of upper grade redwood lumber. Due to the severe restrictions on Pacific Lumber's ability to harvest virgin old growth timber on its property (see "-Trends-Forest Products Operations"), Pacific Lumber's supply of upper grade lumber has decreased in some premium product categories. Pacific Lumber has been able to lessen the impact of these decreases by augmenting its production facilities to increase its recovery of upper grade lumber from smaller diameter logs and increasing production capacity for manufactured upper grade lumber products through its end and edge glue facility (which was expanded during 1994). However, unless Pacific Lumber is able to sustain the harvest level of old growth trees, Pacific Lumber expects that its production of premium upper grade lumber products will decline and that its manufactured lumber products will constitute a higher percentage of its shipments of upper grade lumber products.

NET SALES
Revenues from net sales for 1995 decreased compared to 1994. Decreased shipments of upper grade redwood lumber, lower average realized prices for common grade Douglas-fir lumber and logs, decreased shipments of logs and redwood common lumber and lower sales of electrical power were largely offset by increased shipments of common grade Douglas-fir lumber, increased sales of wood chips and higher average realized prices for both common and upper grades of redwood lumber.

Revenues from net sales for 1994 increased compared to 1993. This increase was principally due to increased shipments of redwood common lumber, an increase in the average realized price of upper grade redwood lumber, increased shipments of common grade Douglas-fir and other lumber and increased sales of wood chips, partially offset by decreased shipments of upper grade redwood lumber, a decrease in the average realized price of redwood common lumber and a decrease in the average realized price of log sales. The increase in sales of wood chips reflects higher demand from pulp mills.

OPERATING INCOME
Operating income for 1995 decreased compared to 1994. This decrease was primarily due to lower sales of lumber, higher cost of lumber sales and lower sales of logs and electrical power, partially offset by increased sales of wood chips and higher gross margins on wood chip sales. Cost of lumber sales for 1995 was unfavorably impacted by higher purchases of logs from third parties, partially offset by improved sawmill productivity. Cost of goods sold for 1995 and 1993 was reduced by $1.5 million and $1.2 million, respectively, of business interruption insurance proceeds for the settlement of claims related to an earthquake in April 1992.
Operating income for 1994 increased compared to 1993. This increase was principally due to higher sales of lumber and wood chips, lower purchases of lumber and logs from third parties, improved sawmill productivity and reduced overhead costs. Pacific Lumber arranged for the purchase of a significant number of logs early in 1993 in response to concerns regarding inclement weather conditions hindering logging activities on Pacific Lumber's timberlands during the first five months of 1993. The cost associated with the purchase of logs from third parties significantly exceeds the Company's cost to harvest its own timber. As a result of the Company's last-in, first-out ("LIFO") methodology of accounting for inventories, a substantial portion of the additional cost associated with the purchased logs was charged to cost of sales in the third quarter of 1993.

Logging costs have increased primarily due to the harvest of smaller diameter logs and, to a lesser extent, compliance with environmental regulations relating to the harvesting of timber and litigation costs incurred in connection with certain timber harvesting plans filed by Pacific Lumber. See "-Trends-Forest Products Operations." During the past few years, Pacific Lumber has significantly increased its production capacity for manufactured lumber products by assembling knot-free pieces of common grade lumber into wider and longer pieces in Pacific Lumber's end and edge glue plant. This manufactured lumber results in a significant increase in lumber recovery and produces a standard size upper grade product which is sold at a premium price compared to common grade products of similar dimensions. Pacific Lumber has instituted a number of measures at its sawmills during the past several years designed to enhance the efficiency of its operations such as expansion of its manufactured lumber facilities and other improvements in lumber recovery, automated lumber handling and the modification of its production scheduling to maximize cogeneration power revenues.

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS, EXTRAORDINARY ITEM
     AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
Income before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles was $6.4 million for 1995 compared to a loss of $5.2 million in 1994. This improvement resulted from increased investment, interest and other income reported for 1995 compared to 1994, partially offset by the decrease in operating income as previously described. Investment, interest and other income for 1994 included the loss of $21.2 million for the settlement of litigation, partially offset by the receipt of a $7.2 million franchise tax refund, both of which are described further in the following paragraph and in Note 1 to the Consolidated Financial Statements. Additionally, investment, interest and other income included net gains on marketable securities of $4.9 million for 1995, an increase of $2.9 million as compared to 1994.

The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles decreased for 1994 as compared to 1993. This decrease resulted from the increase in operating income and decreased interest expense, partially offset by the loss on litigation settlement. In addition, investment, interest and other income (expense) for 1994 includes the receipt of a franchise tax refund of $7.2 million (the substantial portion of which represented interest) from the State of California and net gains on marketable securities of $2.0 million. The litigation settlement in the second quarter of 1994 resulted in a pre-tax loss of $21.2 million which consists of Pacific Lumber's $14.8 million cash payment to the settlement fund, a $2.0 million accrual for certain contingent claims, and $4.4 million of related legal fees. Interest expense decreased due to lower interest rates resulting from the refinancing of the long-term debt of Pacific Lumber and MGI in March and August of 1993, respectively. Investment, interest and other income for 1993 includes net gains on marketable securities of $6.7 million.

REAL ESTATE AND OTHER OPERATIONS



                                                            Years Ended December 31,
                                                     -------------------------------------

(In millions of dollars)                                 1995         1994         1993
                                                     -----------   ----------   ----------
Net sales                                            $     84.8    $    84.6    $    78.5
Operating loss                                            (13.6)       (10.0)       (13.5)
Income (loss) before income taxes, minority
     interests, extraordinary item and cumulative
     effect of changes in accounting principles             (.8)        (1.5)        38.1


NET SALES
Net sales includes revenues from (i) sales of developed lots, bulk acreage and real property associated with the Company's real estate developments,
(ii) resort and other commercial operations conducted at certain of the Company's real estate developments, (iii) rental revenues associated with the real properties purchased from the Resolution Trust Corporation in June 1991 (the "RTC Portfolio"), and (iv) beginning in the fourth quarter of 1995, revenues from Sam Houston Race Park, Ltd. ("SHRP, Ltd."), a Texas limited partnership which owns and operates a Class 1 horse racing facility in the greater Houston metropolitan area (see "-Financial Condition and Investing and Financing Activities-Real Estate and Other Operations"). Net sales for 1995 were essentially unchanged from 1994. Revenues from SHRP, Ltd. and a bulk sale of acreage in Texas were offset by a decrease in rental revenues from the RTC Portfolio due to the sale of some of those properties. Net sales for 1994 increased as compared to 1993. This increase was primarily due to bulk acreage sales in New Mexico and increased lot sales at the Company's Fountain Hills development in Arizona, partially offset by a decrease in rental revenues resulting from the sale of sixteen apartment complexes from the RTC Portfolio in December 1993.

OPERATING LOSS
The operating loss for 1995 increased as compared to 1994, primarily due to a $4.0 million writedown of certain real property to its estimated net realizable value, partially offset by a bulk sale of acreage in Texas. The operating loss for 1994 decreased as compared to 1993. The operating results for 1994 were favorably impacted by the bulk acreage sales and the increased sales at Fountain Hills, offset by decreased revenues from the RTC Portfolio as a result of the sale of the sixteen apartment complexes in December 1993. The operating loss for 1993 also included a $5.9 million writedown of certain of the Company's nonstrategic real estate holdings to their estimated net realizable value.

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS, EXTRAORDINARY ITEM
     AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1995 decreased as compared to 1994. This decrease was primarily due to higher investment, interest and other income and lower interest expense, partially offset by the increased operating loss discussed above. Investment, interest and other income for 1995 includes a pre-tax gain of $10.5 million resulting from the sale of five real properties and one loan from the RTC Portfolio for $25.5 million. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1994 was $1.5 million, as compared to income of $38.1 million for 1993. The loss for 1994 reflects a decrease in investment, interest and other income, offset by a decrease in interest expense and the decreased operating loss discussed above. Investment, interest and other income for 1994 includes pre-tax gains of $7.3 million resulting from the sale of two real properties and one loan from the RTC Portfolio for $14.2 million. The decrease in interest expense for 1994 compared to 1993 resulted primarily from repayments on debt attributable to the sixteen apartment complexes sold. Investment, interest and other income for 1993 includes a pre-tax gain of $47.8 million attributable to the sale of these properties from the RTC Portfolio in December 1993 for $113.6 million.
Also included in investment, interest and other income for 1993 are the sales of two other real properties and three loans from the RTC Portfolio resulting in pre-tax gains of $5.1 million.



OTHER ITEMS NOT DIRECTLY RELATED TO INDUSTRY SEGMENTS




                                                            Years Ended December 31,
                                                     -------------------------------------
(In millions of dollars)                                1995         1994         1993
                                                     ----------   ---------    -----------
Operating loss                                       $    (19.6)  $   (11.5)   $    (19.5)
Loss before income taxes, minority interests,
     extraordinary item and cumulative effect of
     changes in accounting principles                     (19.8)      (19.3)        (30.1)




OPERATING LOSS
The operating losses represent corporate general and administrative expenses that are not attributable to the Company's industry segments. The operating loss for 1995 increased compared to 1994, primarily due to a $2.5 million increase in costs attributable to phantom share rights granted to certain employees and a $6.1 million charge for the cost of certain litigation. These phantom share rights, together with rights granted to certain employees of the Company's real estate subsidiaries, were exercised in 1995. See Note 8 to the Consolidated Financial Statements. The operating loss for 1994 decreased compared to 1993, primarily due to a $6.5 million charge related to litigation contingencies in 1993 and lower overhead costs.

LOSS BEFORE INCOME TAXES, MINORITY INTERESTS, EXTRAORDINARY ITEM AND
     CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles includes operating losses, investment, interest and other income (expense) and interest expense, including amortization of deferred financing costs, that are not attributable to the Company's industry segments. The loss for 1995 increased compared to 1994, primarily due to the increased operating loss, partially offset by higher investment, interest and other income. The loss before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles for 1994 was significantly less than the loss for 1993. This decrease was primarily due to the decreased operating losses discussed above and a decrease in interest expense. The decrease in interest expense resulted primarily from the redemption in August 1993 of $20.0 million aggregate principal amount of the Company's 14% Senior Subordinated Reset Notes due May 20, 2000 (the "Reset Notes"). Investment, interest and other income (expense) for 1994 includes the equity in losses of affiliates attributable to the Company's equity interest in SHRP, Ltd., offset by net gains on marketable securities. Affiliates of the Company held an equity interest in SHRP, Ltd. of approximately 29.7% until October 1994, when, as a result of an additional capital contribution of $5.6 million, the Company's interest increased to approximately 45%. The Company obtained a majority interest in SHRP, Ltd. upon its emergence from Chapter 11 bankruptcy proceedings on October 6, 1995. See "-Financial Condition and Investing and Financing Activities-Real Estate and Other Operations."

CREDIT (PROVISION) FOR INCOME TAXES
The Company's credit (provision) for income taxes differs from the federal statutory rate due principally to (i) revision of prior years' tax estimates and other changes in valuation allowances, (ii) percentage depletion, and (iii) foreign, state and local taxes, net of related federal tax benefits. The Company's provision for income taxes as reflected in its Consolidated Statement of Operations for the year ended December 31, 1995 reflects a benefit of $24.2 million relating to the revision of prior years' tax estimates and other changes in valuation allowances.

MINORITY INTERESTS
Minority interests represent the minority stockholders' interest in the Company's aluminum operations and, with respect to periods after October 6, 1995, minority partners' interest in SHRP, Ltd.

EXTRAORDINARY ITEM
The refinancing activities of Kaiser during the first quarter of 1994, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $5.4 million, net of benefits for income taxes of $2.9 million. The extraordinary loss consists primarily of the write-off of unamortized deferred financing costs on Kaiser's previous credit agreement (the "1989 KACC Credit Agreement").

The refinancing activities of KACC and Pacific Lumber in the first quarter of 1993 and MGI in the third quarter of 1993, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $50.6 million, net of benefits for minority interests of $2.8 million and income taxes of $27.5 million. The extraordinary loss consists primarily of the respective tender and redemption premiums paid and the write-off of unamortized discount and deferred financing costs on Pacific Lumber's retired 12% Series A Senior Notes, 12.2% Series B Senior Notes and 12-1/2% Senior Subordinated Debentures, MGI's retired 12-3/4% Notes and KACC's retired 14-1/4% Senior Subordinated Notes.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") as more fully described in Notes 5 and 6 to the Consolidated Financial Statements. The cumulative effect of the change in accounting principle for the adoption of SFAS 109 increased 1993 results of operations by $26.6 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 reduced 1993 results of operations by $437.9 million, net of related benefits for minority interests of $63.6 million and income taxes of $236.8 million.
The cumulative effect of the change in accounting principle for the adoption of SFAS 112 reduced 1993 results of operations by $6.4 million, net of related benefits for minority interests of $1.0 million and income taxes of $3.4 million. The new accounting methods have no effect on the Company's cash outlays for postretirement and postemployment benefits, nor does the cumulative effect of the changes in accounting principles affect the Company's compliance with its existing debt covenants. Postretirement benefits other than pensions are generally provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

FINANCIAL CONDITION AND INVESTING AND FINANCING ACTIVITIES

Since 1993, subsidiaries of the Company's aluminum operations and forest products operations have completed a number of transactions designed to enhance their liquidity, significantly extend their debt maturities and lower their interest costs. Collectively, these transactions included public offerings for approximately $1.4 billion of debt securities, approximately $220.0 million of additional equity capital and the replacement of revolving credit facilities. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

THE COMPANY

The Company conducts its operations primarily through its subsidiaries. Creditors of and holders of minority interests in subsidiaries of the Company have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company, including the holders of the Company's public debt. As of December 31, 1995, the indebtedness of the subsidiaries and the minority interests reflected on the Company's Consolidated Balance Sheet were $1,568.6 million and $223.2 million, respectively. Certain of the Company's subsidiaries, principally Kaiser and MGI, are restricted by their various debt agreements as to the amount of funds that can be paid in the form of dividends or loaned to the Company. KACC's 1994 Credit Agreement (as amended, the "1994 KACC Credit Agreement") and the indentures governing KACC's 9-7/8% Senior Notes due 2002 (the "KACC Senior Notes") and 12-3/4% Senior Subordinated Notes due 2003 (the "KACC Senior Subordinated Notes" and, together with the KACC Senior Notes, the "KACC Notes") contain covenants which, among other things, limit Kaiser's ability to pay cash dividends and restrict transactions between Kaiser and its affiliates. Pursuant to the terms of the 1994 KACC Credit Agreement, Kaiser is precluded from paying any dividends with respect to its common stock. The indenture governing MGI's 11-1/4% Senior Secured Notes due 2003 (the "MGI Senior Notes") and 12-1/4% Senior Secured Discount Notes due 2003 (the "MGI Discount Notes" and, together with the MGI Senior Notes, the "MGI Notes") contains various covenants which, among other things, limit the payment of dividends and restrict transactions between MGI and its affiliates. On September 29, 1995, MGI paid dividends of $4.8 million. As of December 31, 1995, an additional $1.9 million of dividends could be paid by MGI, of which $1.6 million was paid in January 1996. Under the most restrictive covenants governing debt of the Company's real estate and other subsidiaries, approximately $23.5 million of dividends could be paid as of December 31, 1995.

During 1994, the Company sold 1,239,400 of Kaiser's Depositary Shares (as defined in "Aluminum Operations" below) for aggregate net proceeds of $10.3 million. The Company sold its remaining 893,550 of Depositary Shares during the first six months of 1995 for aggregate net proceeds of $7.6 million. See Note 7 to the Consolidated Financial Statements.

On October 10, 1994, the Company entered into a demand loan and pledge agreement (the "Custodial Trust Agreement") with Custodial Trust Company providing for up to $25.0 million in borrowings. Any amounts drawn would be payable upon demand and be secured by Kaiser common stock owned by the Company (or such other marketable securities acceptable to the lender) with an initial market value (as defined therein) of approximately three times the amount borrowed. Borrowings under this agreement would bear interest at the prime rate plus 1% per annum. The Custodial Trust Agreement contains a negative pledge on 22 million shares of Kaiser's common stock owned by the Company and provides that the Company may sell such shares upon 24 hours notice to the Custodial Trust Company. No borrowings were outstanding as of December 31, 1995.

On October 6, 1995, wholly owned subsidiaries of the Company made investments in SHRP, Ltd. of approximately $8.7 million, consisting of land, cash ($5.8 million) and other assets. In an unrelated transaction, on October 20, 1995, a wholly owned subsidiary of the Company purchased, for $7.3 million, $14.6 million aggregate initial principal amount of SHRP, Ltd.'s 11% Senior Secured Extendible Notes (the "SHRP Notes"). See "-Real Estate and Other Operations."

As of December 31, 1995, the Company (excluding its subsidiaries) had cash and marketable securities of approximately $29.9 million. The Company expects that its general and administrative costs, net of cost reimbursements from subsidiaries and non-cash accruals for contingencies and other items, will range from $9.0 to $14.0 million for the next year. The Company's cash outlays for interest and sinking fund obligations with respect to parent company indebtedness will aggregate approximately $6.0 million in 1996 and $9.0 million in 1997. The Company believes that its existing cash, cash equivalents and marketable securities (excluding such items owned by its subsidiaries), together with the funds available to it, will be sufficient to fund its working capital requirements for the next year. With respect to its long-term liquidity, the Company believes that its existing cash and cash resources, together with the cash proceeds from the sale of assets, distributions from its subsidiaries, and the proceeds from the sale of debt securities should be sufficient to meet its working capital requirements. Although there are no restrictions on the Company's ability to pay dividends on its capital stock, the Company has not paid any dividends for a number of years and has no present intention to do so.

On December 26, 1995, the United States Department of Treasury's Office of Thrift Supervision ("OTS") initiated formal administrative proceedings against the Company and others by filing a Notice of Charges (the "Notice"). The Notice alleges misconduct by the Company, Federated, Mr. Charles Hurwitz and others (the "respondents") with respect to the failure of United Savings Association of Texas ("USAT"), a wholly owned subsidiary of United Financial Group Inc. ("UFG"). The Notice claims that the Company was a savings and loan holding company, that with others it controlled USAT, and that it was therefore obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other respondents, including allegations that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. The OTS, among other things, seeks unspecified damages in excess of $138.0 million from the Company, civil money penalties and a removal from, and prohibition against the Company and the other respondents engaging in, the banking industry. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. Accordingly, it is impossible to assess the ultimate impact, if any, of the outcome this matter may have on the Company's consolidated financial position, results of operations or liquidity.

On August 2, 1995, the Federal Deposit Insurance Corporation ("FDIC") filed a civil action entitled Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz (No. H-95-3936) (the "FDIC action") in the U.S. District Court for the Southern District of Texas (the "Court"). The FDIC action did not name the Company as a defendant. The suit against Mr. Hurwitz seeks damages in excess of $250.0 million based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The FDIC further alleges, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and the Company maintained the net worth of USAT. On November 14, 1995, Mr. Hurwitz filed a motion to join the OTS to this action. On December 8, 1995, the Company filed a motion to intervene in this action and conditioned it on the Court joining the OTS to this action. The Company filed with its motion to intervene a proposed complaint which alleges that the OTS violated the Administrative Procedures Act by rejecting the Company's bid for USAT. The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can, under certain circumstances, include amounts other than defense costs, including judgments and settlements. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. It is impossible to assess the ultimate outcome of the foregoing matter or its potential impact on the Company's consolidated financial position, results of operations or liquidity.

On January 5, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for up to $200.0 million aggregate principal amount of debt securities. The Company has not determined the initial amount, collateral, interest rates, conversion features (if any), or any of the specific terms under which such debt securities may be offered. The debt securities may be secured by, or convertible into, shares of Kaiser common stock owned by the Company. In that regard, Kaiser also filed a shelf registration statement with the SEC on January 5, 1996, covering 10 million shares of its common stock owned by the Company. The Company would use the net proceeds (or portions thereof) from the sale of such debt securities to retire all or portions of its Reset Notes and 12-1/2% Subordinated Debentures due December 15, 1999 (see
Note 4 to the Consolidated Financial Statements); any remaining net proceeds would be used for working capital and general corporate purposes. The Company believes that its existing cash resources, together with the cash available from subsidiaries and other sources of financing, will be sufficient to fund its working capital requirements, and to pay interest on any newly issued debt securities which may be sold; however, there can be no assurance that the Company's cash resources, together with the cash available from subsidiaries and other sources of financing, will be sufficient for such purposes or that the Company would be able to refinance or repay at maturity such debt securities which may be sold.

ALUMINUM OPERATIONS

On February 22, 1996, Kaiser announced that it had proposed on February 8, 1996 to acquire all of the outstanding shares of Alumax Inc. ("Alumax"), a leading corporation in the aluminum industry, for a combination of cash and equity securities of Kaiser at a combined value of $40 to $45 per common share, of which $30 would be paid in cash and the balance in equity securities of Kaiser. Alumax rejected the proposal and subsequently adopted a "poison pill," a defensive, self-protective measure. Although management of Kaiser remains convinced that a combination of Kaiser and Alumax would offer stockholders of both companies an opportunity to realize enhanced value, on March 2, 1996, Kaiser announced its decision to withdraw its proposal and to not submit proxy materials for consideration by stockholders of Alumax. Kaiser is currently evaluating various acquisition and financing transactions, in which the issuance of Common Shares (pursuant to the proposed recapitalization as described below) could be involved, but there is no specific plan to issue additional equity or convertible securities.

The 1994 KACC Credit Agreement consists of a $325.0 million five-year secured revolving line of credit which matures in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable and inventory. As of February 29, 1996, $174.9 million (of which $72.4 million could have been used for letters of credit) was available to KACC under the 1994 KACC Credit Agreement. The 1994 KACC Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. Loans under the 1994 KACC Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1-1/2% or LIBOR (Reserve Adjusted) (as defined) plus 3-1/4%. Effective June 30, 1995, the interest rate margins applicable to borrowings under the 1994 KACC Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively), based on a financial test, determined quarterly. As of December 31, 1995, the financial test permitted a reduction of 1-1/2% per annum in margins effective January 1, 1996.

In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). See Note 7 to the Consolidated Financial Statements. On September 19, 1995, Kaiser redeemed all 1,938,295 of its Series A Shares, which resulted in the simultaneous redemption of all Depositary Shares in exchange for (i) 13,126,521 shares of Kaiser's common stock, (ii) cash equal to all accrued and unpaid dividends up to and including the day immediately prior to the redemption date of $2.8 million, and (iii) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

As a result of the issuance of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES") and the Depositary Shares, and the subsequent redemption of the Depositary Shares, the Company's equity interest in Kaiser has decreased to approximately 62% on a fully diluted basis.

On February 17, 1994, KACC issued $225.0 million of the KACC Senior Notes. On February 1, 1993, KACC issued $400.0 million of the KACC Senior Subordinated Notes. The obligations of KACC with respect to the KACC Senior Subordinated Notes and the KACC Senior Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. See Note 4 to the Consolidated Financial Statements for a description of the terms of the KACC Notes and the use of proceeds from their issuance. Pursuant to the terms of the indentures governing the KACC Notes, at December 31, 1995, $66.0 million was available for payment of dividends on Kaiser's common stock. However, pursuant to the terms of the 1994 KACC Credit Agreement, Kaiser is precluded from paying any dividends with respect to its common stock. The declaration and payment of dividends by Kaiser with respect to the PRIDES are expressly permitted by the terms of the 1994 KACC Credit Agreement.

On February 5, 1996, Kaiser announced that it had filed a preliminary proxy statement with the SEC relating to a proposed recapitalization. Under the terms of the proposed recapitalization, the relative ownership interest and voting power of stockholders would be unchanged as a result of the recapitalization (except as a result of the treatment of fractional shares). The proposed recapitalization would (i) provide for two classes of common stock: Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share, (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize 250 million shares to be designated as Common Stock, and (iii) change each issued share of Kaiser's existing common stock into (a) .33 of a Class A Common Share and (b) .67 of a share of Common Stock. Kaiser would pay cash in lieu of fractional shares. Kaiser anticipates that both the Class A Common Shares and the Common Stock would be approved for trading on the New York Stock Exchange. Upon the effective date of the recapitalization, approximately 23.6 million Class A Common Shares and 48.0 million shares of Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES will increase immediately after the effectiveness of the recapitalization until such shares are redeemed or converted, which will occur on or before December 31, 1997. As of January 31, 1996, holders of the existing common stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the recapitalization, the voting power of such holders of the PRIDES would increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing common stock. At such time as the PRIDES were redeemed or converted, the relative voting power of such holders of the PRIDES would decrease and the relative voting power for both such holders of the PRIDES and the existing common stock would be approximately the same as it would have been had the recapitalization not occurred.

Kaiser's capital expenditures of approximately $217.1 million (of which $25.2 million was funded by Kaiser's minority partners in certain foreign joint ventures) during the three years ended December 31, 1995 were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities and construct new facilities. Kaiser's capital expenditures were $79.4 million in 1995, compared to $70.0 million in 1994 and $67.7 million in 1993 (of which $8.3 million, $7.5 million and $9.4 million were funded by such minority partners in 1995, 1994 and 1993, respectively). Kaiser's capital expenditures (of which approximately 10% is expected to be funded by such minority partners) are expected to be between $123.0 million and $143.0 million per year in the 1996 - 1998 period, subject to necessary approvals, if required, from the lenders under the 1994 KACC Credit Agreement. A portion of the capital expenditures is spent on environmental matters.

Kaiser has historically participated in various raw material joint ventures outside the United States. At December 31, 1995, Kaiser was unconditionally obligated for $88.9 million of indebtedness of one such joint venture affiliate.

Kaiser has developed a unique micromill for the production of can sheet from molten metal based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot rolling and cold rolling mills. The first micromill will be constructed in Nevada in 1996 as a demonstration production facility. KACC currently intends to finance the cost of the construction of the Nevada micromill, estimated to be $45.0 million, from general corporate funds, including possible borrowings under the 1994 KACC Credit Agreement, although KACC is in discussions with third parties which might provide some or all of such funding.

In 1995, Kaiser Yellow River Investment Limited ("KYRIL") was formed to participate in the privatization, modernization and operation of aluminum smelting facilities in the People's Republic of China (the "PRC"). KYRIL has entered into a joint venture agreement and related agreements with the Lanzhou Aluminum Smelters of the China National Nonferrous Metals Industry Corporation relating to the formation and operation of Yellow River Aluminum Industry Company Limited, a Sino-foreign joint equity enterprise organized under the laws of the PRC (the "Joint Venture").

KYRIL contributed $9.0 million to the Joint Venture in July 1995. The parties to the Joint Venture are currently engaged in discussions concerning the amount, timing, and other conditions relating to KYRIL's additional contributions to the Joint Venture. Governmental approval in the PRC will be necessary in order to implement certain arrangements agreed to by the parties, and there can be no assurance such approvals will be obtained.

As described in Note 9 to the Consolidated Financial Statements, Kaiser and KACC are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and regulations, and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (as amended by the Superfund Amendments Reauthorization Act of 1986, "CERCLA") and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. At December 31, 1995, the balance of such accruals, which is primarily included in other noncurrent liabilities, was $38.9 million. These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology and Kaiser's assessment of the likely remediation actions to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 million to $9.0 million for the years 1996 through 2000 and an aggregate of approximately $10.0 million thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. Kaiser believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 million and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Additionally, KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1995, the number of claims pending was approximately 59,700, compared to 25,200 at December 31, 1994. During 1995, approximately 41,700 claims were received and approximately 7,200 were settled or dismissed. KACC believes that, although there can be no assurance, the recent increase in pending claims may be attributable, in part, to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, is designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995 and November 30, 1995 were filed in Texas prior to September 1, 1995.

Based on past experience and reasonably anticipated future activity, KACC has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs and KACC's actual costs could exceed these estimates. KACC's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A., with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1 million, before consideration of insurance recoveries, is included primarily in other noncurrent liabilities at December 31, 1995. KACC estimates that annual future cash payments in connection with such litigation will be approximately $13.0 million to $20.0 million for each of the years 1996 through 2000, and an aggregate of approximately $78.0 million thereafter through 2008. While KACC does not believe there is a reasonable basis for estimating such costs beyond 2008, and, accordingly, did not accrue such costs, there is a reasonable possibility that such costs may continue beyond 2008, and that such costs may be substantial.

KACC believes that it has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. KACC believes, based on prior insurance-related recoveries with respect to asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in long-term receivables and other assets at December 31, 1995.

While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Kaiser and KACC are involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Kaiser expects that its existing cash resources, together with cash flow from operations and borrowings under the 1994 KACC Credit Agreement, will be sufficient to satisfy its working capital and capital expenditure requirements for the next year. With respect to its long-term liquidity, Kaiser believes that its history of prior operating cash flow, together with its ability to obtain both short and long-term financing should provide sufficient funds to meet its long-term working capital and capital expenditure requirements. Kaiser enters into forward sales and hedging transactions to mitigate the effect declining prices for primary aluminum could have on its results of operations and liquidity. See "-Trends-Aluminum Operations-Sensitivity to Prices and Hedging Programs."

FOREST PRODUCTS OPERATIONS

MGI conducts its operations primarily through its subsidiaries, Pacific Lumber and Britt. Creditors of MGI's subsidiaries have priority with respect to the assets, cash flows and earnings of such subsidiaries over the claims of the creditors of MGI, including the holders of the MGI Notes. As of December 31, 1995, the indebtedness of the subsidiaries reflected on MGI's Consolidated Balance Sheet was $586.0 million. The indentures governing Pacific Lumber's 10-1/2% Senior Notes due 2003 (the "Pacific Lumber Senior Notes") and the 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes") and Pacific Lumber's revolving credit agreement (as amended and restated, the "Pacific Lumber Credit Agreement") contain various covenants which, among other things, restrict transactions between Pacific Lumber and its affiliates and the payment of dividends. Pacific Lumber can pay dividends in an amount that is generally equal to 50% of Pacific Lumber's consolidated net income plus depletion and cash dividends received from Scotia Pacific Holding Company ("Scotia Pacific," a wholly owned subsidiary of Pacific Lumber), exclusive of the net income and depletion of Scotia Pacific for as long as any Timber Notes are outstanding. As of December 31, 1995, under the most restrictive of these covenants, approximately $15.7 million of dividends could be paid by Pacific Lumber. Pacific Lumber paid an aggregate of $22.0 million and $24.5 million of dividends in 1995 and 1994, respectively.

Substantially all of MGI's consolidated assets are owned by Pacific Lumber and a significant portion of Pacific Lumber's consolidated assets are owned by Scotia Pacific. MGI expects that Pacific Lumber will provide a major portion of its future operating cash flow. Pacific Lumber is dependent upon Scotia Pacific for a significant portion of its timber requirements from which it generates the substantial portion of its operating cash flow. The holders of the Timber Notes have priority over the claims of creditors of Pacific Lumber with respect to the assets and cash flows of Scotia Pacific, and the holders of the Pacific Lumber Senior Notes have priority over the claims of creditors of MGI with respect to the assets and cash flows of Pacific Lumber. Under the terms of the indenture governing the Timber Notes (the "Timber Note Indenture"), Scotia Pacific will not have available cash for distribution to Pacific Lumber unless Scotia Pacific's cash flow from operations exceeds the amounts required by the Timber Note Indenture to be reserved for the payment of current debt service (including interest, principal and premiums) on the Timber Notes, capital expenditures and certain other operating expenses. Once appropriate provision is made for current debt service on the Timber Notes and expenditures for operating and capital costs, and in the absence of certain Trapping Events (as defined in the Timber Note Indenture) or outstanding judgments, the Timber
Note Indenture does not limit monthly distributions of available cash from Scotia Pacific to Pacific Lumber. Accordingly, the Company expects that, once Scotia Pacific's debt service and operating and capital expenditure requirements have been met, substantially all of Scotia Pacific's available cash will be periodically distributed to Pacific Lumber. Scotia Pacific paid $59.0 million, $88.9 million and $58.3 million of dividends to Pacific Lumber during the years ended December 31, 1995 and 1994 and the period from March 23, 1993 to December 31, 1993, respectively. In the event Scotia Pacific's cash flows are not sufficient to generate distributable funds to Pacific Lumber, Pacific Lumber's ability to pay interest on the Pacific Lumber Senior Notes and to service its other indebtedness would be materially impaired and MGI's ability to pay interest on the MGI Notes and its other indebtedness would also be materially impaired. See Note 4 to the Consolidated Financial Statements for a description of the principal payment requirements of the Timber Notes.

During the years ended December 31, 1995, 1994 and 1993, Pacific Lumber's operating income plus depletion and depreciation ("operating cash flow") amounted to $90.5 million, $95.9 million and $76.6 million, respectively, which exceeded interest accrued on all of its indebtedness in those years by $35.0 million, $39.8 million and $17.4 million, respectively. The Company believes that Pacific Lumber's level of operating cash flow and other available sources of financing will enable it to meet the debt service requirements on the Pacific Lumber Senior Notes and the Timber Notes for the next year. With respect to its long-term liquidity, Pacific Lumber believes that its ability to generate sufficient levels of cash from operations, and its ability to obtain both short and long-term financing should provide sufficient funds to meet its long-term working capital and capital expenditure requirements.

As of December 31, 1995, MGI (excluding Pacific Lumber and its subsidiary companies) had cash and marketable securities of approximately $58.4 million. MGI believes, although there can be no assurance, that the aggregate dividends which will be available to it from Pacific Lumber and Britt, during the period in which cash interest will not be payable on the MGI Discount Notes, will exceed its cash interest payments on the MGI Senior Notes. When cash interest payments on the MGI Discount Notes commence on February 1, 1999, MGI believes that it should be able to make such cash interest payments out of its then existing cash resources and from cash expected to be available to it from Pacific Lumber and Britt.

On August 4, 1993, MGI issued $100.0 million aggregate principal amount of the MGI Senior Notes and $126.7 million aggregate principal amount (approximately $70.0 million net of original issue discount) of the MGI Discount Notes. The MGI Notes are secured by, among other things, the capital stock of Pacific Lumber and Britt and 28 million shares of Kaiser's common stock owned by the Company. See Note 4 to the Consolidated Financial Statements for a description of the terms of the MGI Notes and the use of proceeds from their issuance. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which include the Timber Notes and the Pacific Lumber Senior Notes.

On March 23, 1993, Pacific Lumber issued $235.0 million of the Pacific Lumber Senior Notes and Scotia Pacific issued $385.0 million of the Timber Notes. See Note 4 to the Consolidated Financial Statements for a description of the terms of the Pacific Lumber Senior Notes and the Timber Notes and the use of proceeds from their issuance.

Borrowings under the Pacific Lumber Credit Agreement, which expires on May 31, 1998, are secured by Pacific Lumber's trade receivables and inventories, with interest computed at the bank's reference rate plus 1-1/4% or the bank's offshore rate plus 2-1/4%. The Pacific Lumber Credit Agreement provides for borrowings of up to $60.0 million, of which $15.0 million may be used for standby letters of credit and $30.0 million is restricted to timberland acquisitions. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of December 31, 1995, $48.1 million of borrowings was available under the Pacific Lumber Credit Agreement, of which $3.1 million was available for letters of credit and $30.0 million was restricted to timberland acquisitions. No borrowings were outstanding as of December 31, 1995, and letters of credit outstanding amounted to $11.9 million. The Pacific Lumber Credit Agreement contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

Pacific Lumber's and Britt's capital expenditures were made to improve production efficiency, reduce operating costs and, to a lesser degree, acquire additional timberlands. Pacific Lumber's and Britt's capital expenditures were $9.9 million, $11.3 million and $11.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Capital expenditures for 1996 are expected to be $12.5 million and for the 1997 - 1998 period are estimated to be between $10.0 million and $15.0 million per year. Pacific Lumber may purchase additional timberlands from time to time as appropriate opportunities arise. Moreover, such purchases could exceed historical levels. Capital expenditures attributable to the reconstruction of Pacific Lumber's commercial facilities destroyed by an earthquake in April 1992 were approximately $1.9 million for 1993 and $2.6 million for 1994, when construction was completed.

As of December 31, 1995, MGI and its subsidiaries had consolidated working capital of $124.2 million and long-term debt of $732.9 million (net of current maturities and restricted cash deposited in a liquidity account for the benefit of the holders of the Timber Notes). MGI and its subsidiaries anticipate that cash flow from operations, together with existing cash, marketable securities and available sources of financing, will be sufficient to fund their working capital and capital expenditure requirements for the next year. With respect to their long-term liquidity, MGI and its subsidiaries believe that their existing cash and cash equivalents, together with their ability to generate sufficient levels of cash from operations, and their ability to obtain both short and long-term financing, should provide sufficient funds to meet their working capital and capital expenditure requirements. However, due to their highly leveraged condition, MGI and its subsidiaries are more sensitive than less leveraged companies to factors affecting their operations, including governmental regulation affecting their timber harvesting practices, increased competition from other lumber producers or alternative building products and general economic conditions. See "-Trends-Forest Products Operations."

REAL ESTATE AND OTHER OPERATIONS

As of December 31, 1995, approximately $8.0 million was outstanding pursuant to a loan agreement secured by the RTC Portfolio (the "RTC Portfolio Loan"). The loan agreement governing the RTC Portfolio Loan provides for additional borrowings of up to approximately $12.1 million on or before March 31, 1996. The Company anticipates that such amount will be borrowed if such date is not extended. The RTC Portfolio Loan matures on December 31, 1999 and bears interest at prime plus 3%. Upon the sale of any secured property or loan, principal payments are required based on the release price (as defined) of such property or loan. The entire amount of the loan must also be paid if the principal balance declines to less than $8.0 million.

On July 15, 1995, a real estate subsidiary of the Company, MCO Properties Inc. ("MCOP"), amended and restated its revolving credit agreement with a bank which will expire on May 15, 1998 (the "MCOP Credit Agreement"). Borrowings under the MCOP Credit Agreement are secured primarily by (i) MCOP's eligible receivables and real estate held for investment or development and sale, (ii) MCOP's pledge of the common stock of certain of its subsidiaries, and (iii) the guarantee of certain of MCOP's subsidiaries and the Company. Further, the Company has pledged MCOP's common stock as additional security. Interest is computed at the bank's prime rate plus -1/2% or the bank's Eurodollar rate plus 2-3/4%. The MCOP Credit Agreement contains various covenants including a minimum net worth requirement and limitations on the payment of dividends, investments and the incurrence of indebtedness. The MCOP Credit Agreement provides for borrowings of up to $14.0 million, of which $8.5 million may be used for standby letters of credit. The available credit is subject to borrowing base limitation calculations. As of December 31, 1995, $10.6 million of additional borrowings was available under the MCOP Credit Agreement; outstanding borrowings and letters of credit outstanding amounted to $.7 million and $2.1 million, respectively.

In July 1993, the Company, through various subsidiaries, acquired various interests (which totaled approximately 29.7%) in SHRP, Ltd. for $9.1 million. The Company increased its equity interest in SHRP, Ltd. to 45.0%, as a result of a $5.6 million capital contribution in October 1994. On January 15, 1995, SHRP, Ltd. defaulted on the $4.4 million semi-annual interest payment due on $75.0 million aggregate principal amount of its 11-3/4% Senior Secured Notes. On April 17, 1995, SHRP, Ltd. and its wholly owned subsidiary, SHRP Capital Corp., together with SHRP Acquisition, Inc., a wholly owned subsidiary of the Company and SHRP, Ltd.'s largest limited partner (collectively, the "Debtors"), filed voluntary petitions seeking to reorganize under the provisions of Chapter 11 of the United States Bankruptcy Code. The bankruptcy cases were consolidated and transferred to the United States Bankruptcy Court for the Southern District of Texas, Houston Division, Case No. 95-43739-H3-11. On September 22, 1995, the bankruptcy plan of the Debtors (the "Plan") was confirmed and on October 6, 1995, the transactions called for by the Plan were completed.

A new investor group (the "New SHRP Investor Group") made a capital contribution of cash in the aggregate amount of $5.9 million (wholly owned subsidiaries of the Company contributed $5.8 million) to SHRP, Ltd. Additionally, a wholly owned subsidiary of the Company contributed an adjoining approximately 87-acre tract of land (with a fair market value of $2.3 million). The new managing general partner of the reorganized SHRP, Ltd. (the "SHRP Managing General Partner") is SHRP General Partner, Inc., a wholly owned subsidiary of the Company. SHRP Managing General Partner was issued a 1% interest in the reorganized SHRP, Ltd. in exchange for contributing its pro rata share of the investment made by the New SHRP Investor Group. In an unrelated transaction, on October 20, 1995, a wholly owned subsidiary of the Company purchased, for $7.3 million, $14.6 million aggregate initial principal amount of the SHRP Notes and the corresponding shares of common stock of SHRP Equity, Inc. (a Delaware corporation and an additional general partner of the reorganized SHRP, Ltd.) to which the selling noteholder was entitled. Such shares of common stock represent 39.0% of the shares of common stock of SHRP Equity, Inc. After giving effect to these transactions, wholly owned subsidiaries of the Company hold, directly or indirectly, approximately 78.8% of the equity in the reorganized SHRP, Ltd.

As of December 31, 1995, the Company's real estate and other subsidiaries had approximately $22.7 million available for use under various credit agreements. The substantial portion of the availability was attributable to the credit availability pursuant to the RTC Portfolio Loan and the MCOP Credit Agreement. The Company believes that the existing cash and credit facilities of its real estate and other subsidiaries are sufficient to fund the working capital and capital expenditure requirements of such subsidiaries for the next year. With respect to the long-term liquidity of such subsidiaries, the Company believes that their ability to generate cash from the sale of their existing real estate, together with their ability to obtain financing should provide sufficient funds to meet their working capital and capital expenditure requirements.

TRENDS

ALUMINUM OPERATIONS - SENSITIVITY TO PRICES AND HEDGING PROGRAMS
KACC enters into primary aluminum hedging transactions in the normal course of business. The prices realized by KACC under certain sales contracts for alumina, primary aluminum and fabricated aluminum products, as well as the costs incurred by KACC for certain items, such as aluminum scrap, rolling ingot, power and bauxite, fluctuate with the market price of primary aluminum, together resulting in a "net exposure" of earnings. The primary aluminum hedging transactions are designed to mitigate the net exposure of earnings to declines in the market price of primary aluminum, while retaining the ability to participate in favorable pricing environments that may materialize. KACC has employed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. With respect to its 1996 anticipated net exposure, at December 31, 1995, KACC had purchased approximately 53,300 tons of primary aluminum at fixed prices as a partial hedge against approximately 161,100 tons of fabricated aluminum products sold to customers at fixed or capped prices, and had sold forward 15,750 tons of primary aluminum at fixed prices.

In addition, as of December 31, 1995, KACC had sold approximately 75% and 45% of the alumina available to it in excess of its projected internal smelting requirements for 1996 and 1997, respectively. Approximately 56% of such alumina sold for 1996 and all of such alumina sold for 1997 has been sold at prices linked to the future prices of primary aluminum as a percentage of the price of primary aluminum ("Variable Price Contracts"), and approximately 44% of such alumina sold for 1996 has been sold at fixed prices ("Fixed Price Contracts"). The average realized prices of alumina sold under Variable Price Contracts will depend on future prices of primary aluminum, and the average realized prices of alumina sold under Fixed Price Contracts will substantially exceed Kaiser's manufacturing cost of alumina.

KACC also enters into hedging transactions in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates. At December 31, 1995, KACC had net forward foreign exchange contracts totaling $102.8 million for the purchase of 142.4 million Australian dollars through April 30, 1997.

KACC has established margin accounts with its counterparties related to forward aluminum sales and option contracts. KACC is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1995, Kaiser was not required to maintain any such margin deposits. At December 31, 1994, KACC had $50.5 million on deposit with various counterparties with respect to such deposit requirements. These amounts are recorded in prepaid expenses and other current assets.

Since December 31, 1995, KACC has entered into additional hedge positions with respect to its anticipated 1996, 1997, and 1998 production. As of February 29, 1996, KACC had sold forward an additional 19,500 metric tons of primary aluminum at fixed prices, had purchased 20,150 metric tons of primary aluminum under forward purchase contracts at fixed prices, and had purchased put options to establish a minimum price for 45,000 metric tons of primary aluminum. It has also entered into additional forward foreign exchange contracts totaling $12.8 million for the purchase of 18.0 million Australian dollars from March 1996 through December 1997 with respect to its commitments for 1996 and 1997 expenditures denominated in Australian dollars.

At February 29, 1996, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,747 per metric ton ($.79 per pound) of primary aluminum, and forward foreign exchange contracts was $13.3 million.

FOREST PRODUCTS OPERATIONS
The Company's forest products operations are primarily conducted by Pacific Lumber and are subject to a variety of California and federal laws and regulations dealing with timber harvesting, endangered species, water quality and air and water pollution. These laws include the California Forest Practice Act (the "Forest Practice Act"), which requires that timber harvesting operations be conducted in accordance with detailed requirements set forth in the Forest Practice Act and in the regulations promulgated thereunder by the California Board of Forestry (the "BOF"). The federal Endangered Species Act and California Endangered Species Act provide in general for the protection and conservation of specifically listed fish, wildlife and plants which have been declared to be endangered or threatened. The California Environmental Quality Act provides, in general, for protection of the environment of the state, including protection of air and water quality and of fish and wildlife. In addition, the California Water Quality Act requires, in part, that Pacific Lumber's operations be conducted so as to reasonably protect the water quality of nearby rivers and streams. The regulations under certain of these laws are modified from time to time. The Company does not expect that Pacific Lumber's compliance with such existing laws and regulations will have a material adverse effect on Pacific Lumber's future consolidated operating results, financial position or liquidity; however, there can be no assurance that future legislation, governmental regulations or judicial or administrative decisions would not adversely affect Pacific Lumber or its ability to sell lumber, logs or timber.

In 1994, the BOF adopted certain regulations regarding compliance with long-term sustained yield objectives. These regulations require timber companies to project the average annual growth they will have on their timberlands during the last decade of a 100-year planning period ("Projected Annual Growth"). During any rolling ten-year period, the average annual harvest over such ten-year period may not exceed Projected Annual Growth. The first ten-year period began in May 1994. Pacific Lumber is required to submit, by October 1996, a plan setting forth, among other things, its Projected Annual Growth. Pacific Lumber has not completed its analysis of the projected productivity of its timberlands and is therefore unable to predict the impact that these regulations will have on its future timber harvesting practices; however, the final results of this analysis could require Pacific Lumber to reduce (or permit it to increase) its timber harvest in future years from the average annual harvest that it has experienced in recent years. Pacific Lumber believes that it would be able to mitigate the effect of any required reduction in harvest level by acquisitions of additional timberlands and by increasing the productivity of its timberlands.

In 1995, the U.S. Fish and Wildlife Service ("USFWS") published its proposed final designation ("Proposed Designation") of critical habitat for the marbled murrelet, seeking to designate over four million acres as critical habitat for the marbled murrelet, including approximately 33,000 acres of Pacific Lumber's timberlands. The Proposed Designation was subject to a 60-day comment period and Pacific Lumber filed comments vigorously opposing the Proposed Designation. The USFWS has not yet published its final designation of critical habitat for the marbled murrelet. It is impossible for the Company to determine the potential adverse impact of such designation on Pacific Lumber's consolidated financial position, results of operations or liquidity until such time as the Proposed Designation and related regulatory and legal issues are fully resolved. However, if Pacific Lumber is unable to harvest, or is severely limited in harvesting, on timberlands designated as marbled murrelet critical habitat, such restrictions could have a material adverse effect on its consolidated financial position, results of operations or liquidity.
If Pacific Lumber is unable to harvest or is severely limited in harvesting, it intends to seek full compensation from the appropriate governmental agencies on the grounds that such restrictions constitute a regulatory taking.

Judicial or regulatory actions adverse to Pacific Lumber, increased regulatory delays and inclement weather in northern California, independently or collectively, could impair Pacific Lumber's ability to maintain adequate log inventories and force Pacific Lumber to temporarily idle or curtail operations at certain of its lumber mills from time to time.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value, less cost to sell. SFAS 121 is effective for financial statements for fiscal years beginning after December 31, 1995. The Company does not expect that the adoption of SFAS 121 will have a material impact on the Company's consolidated financial statements.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, and provides for alternative methods for an employer to recognize stock-based compensation costs. Under the first method, an employer may continue to account for compensation costs for stock, stock options, and other equity instruments issued to employees as it has historically, using the "intrinsic value based method" (as described in SFAS 123), and such compensation costs would be the excess, if any, of the quoted market price of the stock subject to an option at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The intrinsic value based method generally would not result in the recognition of compensation costs upon the grant of stock options. Under the second method, an employer may adopt the "fair value based method" (as described in SFAS 123). Under the fair value based method, such compensation costs would be valued using an option-pricing model, and such amount would be charged to expense over the option's vesting period. Employers which elect to continue to account for stock-based compensation under the intrinsic value based method will be required by SFAS 123 to disclose in the notes to their financial statements the amount of net income and the earnings per share which would have been reported had the employer elected to use the fair value based method. The Company has elected to continue to account for stock-based compensation under the intrinsic value based method, and will comply with the disclosure requirement of SFAS 123 for fiscal years beginning January 1, 1996.

MAXXAM INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of MAXXAM Inc.:

We have audited the accompanying consolidated balance sheets of MAXXAM Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAXXAM Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As explained in Notes 5 and 6 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.





ARTHUR ANDERSEN LLP
Houston, Texas
February 16, 1996
MAXXAM Inc. and Subsidiaries
CONSOLIDATED  BALANCE  SHEET



                                                                         December 31,
                                                                   -----------------------
(In millions of dollars, except share amounts)                        1995         1994
                                                                   ----------   ----------
Assets
Current assets:
     Cash and cash equivalents                                     $   104.2    $    84.6
     Marketable securities                                              45.9         40.3
     Receivables:
          Trade, net of allowance for doubtful accounts of $5.5
               and $4.4 at December 31, 1995 and 1994,
               respectively                                            246.2        176.8
          Other                                                         98.9         62.9
     Inventories                                                       606.8        541.4
     Prepaid expenses and other current assets                         129.7        185.3
                                                                   ----------   ----------
               Total current assets                                  1,231.7      1,091.3

Property, plant and equipment, net                                   1,231.9      1,231.6
Timber and timberlands, net of depletion of $139.6 and $123.9
     at December 31, 1995 and 1994, respectively                       313.0        325.2
Investments in and advances to unconsolidated affiliates               189.1        169.7
Deferred income taxes                                                  414.0        425.6
Long-term receivables and other assets                                 452.6        447.4
                                                                   ----------   ----------
                                                                   $ 3,832.3    $ 3,690.8
                                                                   ==========   ==========

Liabilities and Stockholders' Deficit
Current liabilities:
     Accounts payable                                              $   196.7    $   161.8
     Accrued interest                                                   58.0         62.0
     Accrued compensation and related benefits                         166.5        138.3
     Other accrued liabilities                                         148.4        200.2
     Payable to affiliates                                              90.2         81.8
     Long-term debt, current maturities                                 25.1         33.7
                                                                   ----------   ----------
               Total current liabilities                               684.9        677.8
Long-term debt, less current maturities                              1,585.1      1,582.5
Accrued postretirement benefits                                        742.6        743.1
Other noncurrent liabilities                                           680.3        618.4
                                                                   ----------   ----------
               Total liabilities                                     3,692.9      3,621.8
                                                                   ----------   ----------

Commitments and contingencies

Minority interests                                                     223.2        344.3

Stockholders' deficit:
     Preferred stock, $.50 par value; 12,500,000 shares
          authorized; Class A $.05 Non-Cumulative Participating
          Convertible Preferred Stock; shares issued: 1995 -
          669,701 and 1994 - 669,957                                      .3           .3
     Common stock, $.50 par value; 28,000,000 shares
          authorized; shares issued: 10,063,359                          5.0          5.0
     Additional capital                                                155.0         53.2
     Accumulated deficit                                              (208.5)      (302.9)
     Pension liability adjustment                                      (16.1)       (11.4)
     Treasury stock, at cost (shares held: preferred - 845;
          common: 1995 - 1,355,512 and 1994 - 1,355,768)               (19.5)       (19.5)
                                                                   ----------   ----------
               Total stockholders' deficit                             (83.8)      (275.3)
                                                                   ----------   ----------
                                                                   $ 3,832.3    $ 3,690.8
                                                                   ==========   ==========




The accompanying notes are an integral part of these financial statements.


MAXXAM INC. AND SUBSIDIARIES
CONSOLIDATED  STATEMENT  OF  OPERATIONS


                                                                 Years Ended December 31,
                                                           ------------------------------------

(In millions of dollars, except share amounts)                1995         1994         1993
                                                           ----------   ----------   ----------
Net sales:
     Aluminum operations                                   $ 2,237.8    $ 1,781.5    $ 1,719.1
     Forest products operations                                242.6        249.6        233.5
     Real estate and other operations                           84.8         84.6         78.5
                                                           ----------   ----------   ----------
                                                             2,565.2      2,115.7      2,031.1
                                                           ----------   ----------   ----------

Costs and expenses:
     Costs of sales and operations (exclusive of
          depreciation and depletion):
          Aluminum operations                                1,798.4      1,625.5      1,587.7
          Forest products operations                           127.1        129.6        134.6
          Real estate and other operations                      65.4         62.8         65.3
     Selling, general and administrative expenses              195.8        169.4        183.0
     Depreciation and depletion                                120.9        121.1        120.8
     Restructuring of aluminum operations                          -            -         35.8
                                                           ----------   ----------   ----------
                                                             2,307.6      2,108.4      2,127.2
                                                           ----------   ----------   ----------
Operating income (loss)                                        257.6          7.3        (96.1)

Other income (expense):
     Investment, interest and other income (expense)            18.2         (2.2)        69.8
     Interest expense                                         (172.7)      (167.3)      (169.5)
     Amortization of deferred financing costs                   (8.6)        (9.6)       (15.6)
                                                           ----------   ----------   ----------
Income (loss) before income taxes, minority interests,
     extraordinary item and cumulative effect of
     changes in accounting principles                           94.5       (171.8)      (211.4)
Credit (provision) for income taxes                            (14.8)        77.1         82.5
Minority interests                                             (22.2)       (22.0)        (3.0)
                                                           ----------   ----------   ----------
Income (loss) before extraordinary item and cumulative
     effect of changes in accounting principles                 57.5       (116.7)      (131.9)
Extraordinary item:
     Loss on early extinguishment of debt, net of
          related benefits for minority interests of
          $nil in 1994 and $2.8 in 1993 and income
          taxes of $2.9 in 1994 and $27.5 in 1993,
          respectively                                             -         (5.4)       (50.6)
Cumulative effect of changes in accounting principles:
     Postretirement benefits other than pensions and
          postemployment benefits, net of related
          benefits for minority interests of $64.6 and
          income taxes of $240.2                                   -            -       (444.3)
     Accounting for income taxes                                   -            -         26.6
                                                           ----------   ----------   ----------
Net income (loss)                                          $    57.5    $  (122.1)   $  (600.2)
                                                           ==========   ==========   ==========

Per common and common equivalent share:
     Income (loss) before extraordinary item and
          cumulative effect of changes in accounting
          principles                                       $    6.08    $  (12.35)   $  (13.95)
     Extraordinary item                                            -         (.57)       (5.35)
     Cumulative effect of changes in accounting
          principles                                               -            -       (44.17)
                                                           ----------   ----------   ----------
     Net income (loss)                                     $    6.08    $  (12.92)   $  (63.47)
                                                           ==========   ==========   ==========




The accompanying notes are an integral part of these financial statements.

MAXXAM INC. AND SUBSIDIARIES
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS




                                                                      Years Ended December 31,
                                                                ------------------------------------

(In millions of dollars)                                           1995         1994         1993
                                                                ----------   ----------   ----------
Cash flows from operating activities:
     Net income (loss)                                          $    57.5    $  (122.1)   $  (600.2)
     Adjustments to reconcile net income (loss) to net cash
          provided by operating activities:
          Depreciation and depletion                                120.9        121.1        120.8
          Minority interests                                         22.2         22.0          3.0
          Amortization of deferred financing costs and
               discounts on long-term debt                           19.5         19.3         21.7
          Amortization of excess investment over equity in
               net assets of unconsolidated affiliates               11.4         11.6         11.9
          Equity in (earnings) loss of unconsolidated
               affiliates                                           (19.1)        15.0          4.9
          Net gain on sales of real estate, mortgage loans
               and other assets                                      (9.7)        (6.5)       (45.8)
          Net gains on marketable securities                         (8.6)        (4.2)        (7.1)
          Net sales (purchases) of marketable securities             (4.0)        12.9         31.1
          Extraordinary loss on early extinguishment of
               debt, net                                                -          5.4         50.6
          Cumulative effect of changes in accounting
               principles, net                                          -            -        417.7
          Decrease (increase) in prepaid expenses and other
               assets                                                84.5        (47.9)         5.4
          Increase (decrease) in accounts payable                    34.7         26.3        (14.1)
          Decrease (increase) in receivables                       (103.6)        24.5          5.0
          Decrease (increase) in inventories                        (65.3)       (37.5)        10.9
          Increase in accrued and deferred income taxes             (13.1)       (77.2)       (96.5)
          Increase (decrease) in payable to affiliates and
               other liabilities                                     (1.2)        37.5        110.5
          Increase (decrease) in accrued interest                    (1.0)         8.3         14.3
          Other                                                      12.8         (4.0)         8.0
                                                                ----------   ----------   ----------
               Net cash provided by operating activities            137.9          4.5         52.1
                                                                ----------   ----------   ----------
Cash flows from investing activities:
     Net proceeds from disposition of property and
          investments                                                39.3         30.0        143.0
     Capital expenditures                                           (97.7)       (89.3)       (86.2)
     Investment in subsidiaries and joint ventures                  (15.9)        (7.4)        (9.4)
     Other                                                           (1.1)        (1.2)        (2.8)
                                                                ----------   ----------   ----------
               Net cash provided by (used for) investing
                    activities                                      (75.4)       (67.9)        44.6
                                                                ----------   ----------   ----------
Cash flows from financing activities:
     Proceeds from issuance of long-term debt                         5.7        229.7      1,201.3
     Net borrowings (payments) under revolving credit
          agreements and short-term borrowings (payments)             4.4       (191.8)      (107.6)
     Proceeds from issuance of Kaiser capital stock                   1.2        100.1        119.3
     Restricted cash (deposits), net of withdrawals                   1.0          1.2        (33.6)
     Redemptions, repurchase of and principal payments on
          long-term debt                                            (40.9)       (39.1)    (1,219.4)
     Dividends paid to Kaiser's minority preferred
          stockholders                                              (20.5)       (13.7)        (5.6)
     Redemption of preference stock                                  (8.8)        (8.5)        (4.2)
     Incurrence of financing costs                                   (1.8)       (19.7)       (47.9)
     Other                                                           16.8          5.9          3.0
                                                                ----------   ----------   ----------
               Net cash provided by (used for) financing
                    activities                                      (42.9)        64.1        (94.7)
                                                                ----------   ----------   ----------
Net increase in cash and cash equivalents                            19.6           .7          2.0
Cash and cash equivalents at beginning of year                       84.6         83.9         81.9
                                                                ----------   ----------   ----------
Cash and cash equivalents at end of year                        $   104.2    $    84.6    $    83.9
                                                                ==========   ==========   ==========
Supplementary schedule of non-cash investing and financing
     activities:
     Net margin borrowings (repayments) for marketable
          securities                                            $    (6.9)   $     5.9    $     (.9)
     Reduction of stockholders' deficit due to redemption of
          Kaiser preferred stock                                    136.2            -            -
     Contribution of property in exchange for joint venture
          interest, net of deferred gain of $8.6                      1.3            -            -
Supplemental disclosure of cash flow information:
     Interest paid, net of capitalized interest                 $   162.8    $   149.3    $   149.1
     Income taxes paid, net                                          30.3         18.3         13.2




The accompanying notes are an integral part of these financial statements.

MAXXAM INC. AND SUBSIDIARIES
CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY  (DEFICIT)





(In millions of              Preferred         Common Stock                       Retained      Pension
     dollars and               Stock     -----------------------    Additional    Earnings     Liability    Treasury
     shares)                ($.50 Par)     Shares     ($.50 Par)      Capital     (Deficit)   Adjustment      Stock        Total
                            ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
     Balance, January 1,
          1993              $       .3          8.7   $       5.0   $    47.9    $   419.4    $    (9.0)   $   (19.7)   $   443.9

     Net loss                        -            -             -           -       (600.2)           -            -       (600.2)
     Gain from issuance
          of Kaiser
          Aluminum
          Corporation
          common stock               -            -             -         3.3            -            -            -          3.3
     Additional pension
          liability                  -            -             -           -            -        (14.9)           -        (14.9)
                            ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
Balance, December 31,
     1993                           .3          8.7           5.0        51.2       (180.8)       (23.9)       (19.7)      (167.9)

     Net loss                        -            -             -           -       (122.1)           -            -       (122.1)
     Gain from issuance
          of Kaiser
          Aluminum
          Corporation
          common stock               -            -             -         2.2            -            -            -          2.2
     Conversions of
          preferred
          stock to
          common stock               -            -             -         (.2)           -            -           .2            -
     Reduction of
          pension
          liability                  -            -             -           -            -         12.5            -         12.5
                            ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
Balance, December 31,
     1994                           .3          8.7           5.0        53.2       (302.9)       (11.4)       (19.5)      (275.3)

     Net income                      -            -             -           -         57.5            -            -         57.5
     Gain from issuance
          of Kaiser
          Aluminum
          Corporation
          common stock               -            -             -         2.5            -            -            -          2.5
     Redemption of
          Kaiser
          Aluminum
          Corporation
          preferred
          stock                      -            -             -        99.3          36.9           -            -        136.2
     Additional pension
          liability                  -            -             -           -            -         (4.7)           -         (4.7)
                            ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
Balance, December 31,
     1995                   $       .3          8.7   $       5.0   $   155.0    $  (208.5)   $   (16.1)   $   (19.5)   $   (83.8)
                            ==========   ==========   ==========    ==========   ==========   ==========   ==========   ==========



The accompanying notes are an integral part of these financial statements.




MAXXAM INC. AND SUBSIDIARIES
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

(In millions of dollars, except share amounts)


1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
          POLICIES

BASIS OF PRESENTATION

THE COMPANY
The consolidated financial statements include the accounts of MAXXAM Inc. and its majority and wholly owned subsidiaries. All references to the "Company" include MAXXAM Inc. and its majority owned and wholly owned subsidiaries, unless otherwise indicated or the context indicates otherwise. Intercompany balances and transactions have been eliminated. Investments in affiliates (20% to 50%-owned) are accounted for utilizing the equity method of accounting. Certain reclassifications have been made to prior years' financial statements to be consistent with the current year's presentation.

The Company is a holding company and, as such, conducts substantially all of its operations through its subsidiaries. The Company operates in three principal industries: aluminum, through its majority owned subsidiary, Kaiser Aluminum Corporation ("Kaiser"), a fully integrated aluminum producer; forest products, through its wholly owned subsidiary, MAXXAM Group Inc. ("MGI") and MGI's wholly owned subsidiaries, principally The Pacific Lumber Company ("Pacific Lumber") and Britt Lumber Co., Inc. ("Britt"); real estate investment and development, managed through its wholly owned subsidiary, MAXXAM Property Company; and other commercial operations through various other wholly owned subsidiaries.

DESCRIPTION OF THE COMPANY'S OPERATIONS
Kaiser operates in the aluminum industry through its principal operating subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in all principal aspects of the aluminum industry - the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of aluminum, and the manufacture of fabricated and semi-fabricated aluminum products. KACC's production levels of alumina and primary aluminum exceed its internal requirements and allow it to be a major seller of alumina and primary aluminum in domestic and international markets. The substantial portion of the Company's consolidated assets, liabilities, revenues, results of operations and cash flows are attributable to Kaiser (see Note 11).

Pacific Lumber operates in several principal aspects of the lumber industry - the growing and harvesting of redwood and Douglas-fir timber, the milling of logs into lumber and the manufacture of lumber into a variety of finished products. Britt manufactures redwood and cedar fencing and decking products from small diameter logs, a substantial portion of which is obtained from Pacific Lumber.
Housing, construction and remodeling markets are the principal markets for the Company's lumber products. Export sales generally constitute less than 4% of forest products sales. A significant portion of forest products sales are made to third parties located west of the Mississippi river.

The Company, principally through its wholly owned subsidiaries, is engaged in the business of residential and commercial real estate investment and development, primarily in California, Arizona, Texas and Puerto Rico. With respect to periods after October 6, 1995, other commercial operations include the results of Sam Houston Race Park, Ltd. ("SHRP, Ltd."), a Texas limited partnership which owns and operates a Class 1 horse racing facility in the greater Houston metropolitan area.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and (iii) the reported amount of revenues and expenses recognized during each period presented. The Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their publication. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the subsequent resolution of any one of the contingent matters described in Note 9 could differ materially from current estimates. The results of an adverse resolution of such uncertainties could have a material effect on the reported amounts of the Company's consolidated assets and liabilities.

The cumulative losses of Kaiser in the first and second quarters of 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions as described in Note 6, eliminated Kaiser's equity with respect to its common stock; accordingly, the Company recorded 100% of Kaiser's losses in the third and fourth quarters of 1993 and all of 1994, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7). The Company recorded 100% of Kaiser's earnings in 1995 and will continue to do so until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS
Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.

MARKETABLE SECURITIES
Marketable securities are carried at fair value. Prior to December 31, 1993, marketable securities were carried at the lower of cost or market. The cost of the securities sold is determined using the first-in, first-out method. Included in investment, interest and other income (expense) for each of the three years ended December 31, 1995 were: 1995 - net unrealized holding gains of $1.9 and net realized gains of $6.8; 1994 - net unrealized holding losses of $1.0 and net realized gains of $5.2; and 1993 - net realized gains of $4.2, the recovery of $2.0 of net unrealized losses and net unrealized gains of $.9. Net unrealized losses represent the amount required to reduce the short-term marketable securities portfolios from cost to market value prior to December 31, 1993.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost for the aluminum and forest products operations inventories is primarily determined using the last-in, first-out ("LIFO") method. Other inventories of the aluminum operations, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor and manufacturing overhead, including depreciation and depletion.

The Company recorded pre-tax charges of approximately $19.4 in 1993 because of reductions in the carrying value of its aluminum operations inventories caused principally by prevailing lower prices for alumina, primary aluminum and fabricated aluminum products.

Inventories consist of the following:



                                                                                December 31,
                                                                          -----------------------
                                                                             1995         1994
                                                                          ----------   ----------
Aluminum Operations:
     Finished fabricated products                                         $     91.5   $     49.4
     Primary aluminum and work in process                                      195.9        203.1
     Bauxite and alumina                                                       119.6        102.3
     Operating supplies and repair and maintenance parts                       118.7        113.2
                                                                          ----------   ----------
                                                                               525.7        468.0
                                                                          ----------   ----------
Forest Products Operations:
     Lumber                                                                     65.5         61.3
     Logs                                                                       15.6         12.1
                                                                          ----------   ----------
                                                                                81.1         73.4
                                                                          ----------   ----------
                                                                          $    606.8   $    541.4
                                                                          ==========   ==========


PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed principally utilizing the straight-line method at rates based upon the estimated useful lives of the various classes of assets.

TIMBER AND TIMBERLANDS
Timber and timberlands are stated at cost, net of accumulated depletion. Depletion is computed utilizing the unit-of-production method based upon estimates of timber values and quantities.

DEFERRED FINANCING COSTS
Costs incurred to obtain financing are deferred and amortized over the estimated term of the related borrowing.

RESTRICTED CASH AND CONCENTRATIONS OF CREDIT RISK
At December 31, 1995 and 1994, cash and cash equivalents includes $19.7 and $19.4, respectively, which is reserved for debt service payments on the Company's 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes"). At December 31, 1995 and 1994, long-term receivables and other assets includes $31.4 and $32.4, respectively, of restricted cash deposits held for the benefit of the Timber Note holders as described in Note 4. Each of these deposits is held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

RESTRUCTURING OF ALUMINUM OPERATIONS
In 1993, Kaiser implemented a restructuring plan primarily for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock markets and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which had resulted in declining prices in Trentwood's key markets.
Additionally, KACC implemented a plan to streamline its casting operations, which included the shutdown of two facilities located in Ohio. This entire restructuring was successfully completed by the end of 1995. The pre-tax charge for this restructuring of $35.8 included $25.2 for pension, severance and other termination benefits at Trentwood; $8.0 related to casting facilities; and $2.6 for various other items.

INVESTMENT, INTEREST AND OTHER INCOME (EXPENSE)
During 1994, the Company, Pacific Lumber and others agreed to a settlement, subsequently approved by the court, of class and related individual claims brought by former stockholders of Pacific Lumber against the Company, MGI, Pacific Lumber, former directors of Pacific Lumber and others concerning MGI's acquisition of Pacific Lumber. Of the $52.0 settlement, $33.0 was paid by insurance carriers of the Company and Pacific Lumber, $14.8 was paid by Pacific Lumber, and the balance was paid by other defendants and through the assignment of certain claims. In 1994, the Company recorded a pre-tax loss of $21.2 which consists of Pacific Lumber's $14.8 cash payment to the settlement fund, a $2.0 accrual for certain contingent claims, and $4.4 of related legal fees. Insofar as these matters do not originate from, or relate in any manner to, its ongoing operations, the Company recorded the settlement as a charge to investment, interest and other income (expense). Additionally, in February 1994, Pacific Lumber received a franchise tax refund of $7.2, the substantial portion of which represents interest, from the state of California relating to tax years 1972 through 1985. The net effect of these transactions are included in investment, interest and other income (expense) for the year ended December 31, 1994.

Investment, interest and other income (expense) for the years ended December 31, 1995, 1994 and 1993 includes $17.8, $16.5 and $17.9, respectively, of pre-tax charges related principally to establishing additional litigation reserves for asbestos claims and environmental reserves for potential solid waste disposal and soil and ground water remediation matters, each pertaining to operations which were discontinued prior to the acquisition of Kaiser by the Company in 1988. Investment, interest and other income for the year ended December 31, 1993 includes a fourth quarter pre-tax gain of $47.8 from the sale of sixteen multi-family real estate properties for cash proceeds of $113.6.

FOREIGN CURRENCY TRANSLATION
The Company uses the United States dollar as the functional currency for its foreign operations.

DERIVATIVE FINANCIAL INSTRUMENTS
Gains and losses arising from the use of derivative financial instruments are reflected in Kaiser's operating results concurrently with the consummation of the underlying hedged transactions. Deferred gains or losses are included in prepaid expenses and other current assets and other accrued liabilities. Kaiser does not hold or issue derivative financial instruments for trading purposes (see Note 10).

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



                                                   December 31, 1995         December 31, 1994
                                                -----------------------   -----------------------
                                                 Carrying       Fair       Carrying       Fair
                                                  Amount        Value       Amount        Value
                                                ----------   ----------   ----------   ----------
Cash and cash equivalents                       $   104.2    $   104.2    $    84.6    $    84.6
Marketable securities (held for trading
     purposes)                                       45.9         45.9         40.3         40.3
Restricted cash                                      31.4         31.4         32.4         32.4
Long-term debt                                   (1,610.2)    (1,672.0)    (1,616.2)    (1,545.9)
Foreign currency contracts                              -          1.9            -          3.5


STOCK-BASED COMPENSATION
The Company applies the intrinsic value based method for accounting for stock or stock-based compensation awards described by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to
Employees, and related interpretations (see Note 8).

PER SHARE INFORMATION
Per share calculations are based on the weighted average number of common shares outstanding in each year and, if dilutive, weighted average common equivalent shares and common stock options based upon the average price of the Company's common stock during the year. The weighted average number of common and common equivalent shares was 9,459,293 shares, 9,447,878 shares and 9,457,083 shares for the years ended December 31, 1995, 1994 and 1993, respectively.

2.   INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Kaiser's investments in unconsolidated affiliates are held by KACC. KACC holds a 28.3% interest in Queensland Alumina Limited ("QAL"), a leading producer of alumina, and a 49% interest in both Kaiser Jamaica Bauxite Company, a bauxite supplier, and Anglesey Aluminium Limited ("Anglesey"), which produces primary aluminum. KACC provides some of its affiliates with services such as financing, management and engineering. Purchases from these affiliates for the acquisition and processing of bauxite, alumina and primary aluminum aggregated $284.4, $219.7 and $206.6 for the years ended December 31, 1995, 1994 and 1993, respectively (see Note 9). KACC received dividends of $8.1 from the investees for the year ended December 31, 1995. No dividends were received for the years ended December 31, 1994 or 1993. KACC's equity in earnings (loss) before income taxes of such operations is treated as a reduction (increase) in cost of sales. At December 31, 1995 and 1994, KACC's net receivables from these affiliates were not material.

Summarized combined financial information for KACC's investees is as follows:



                                                                  December 31,
                                                            ----------------------
                                                               1995         1994
                                                            ----------   ----------
Current assets                                              $    429.0   $    342.3
Property, plant and equipment, net                               330.8        349.4
Other assets                                                      39.3         42.4
                                                            ----------   ----------
     Total assets                                           $    799.1   $    734.1
                                                            ==========   ==========

Current liabilities                                         $    125.4   $    122.4
Long-term debt                                                   331.8        307.6
Other liabilities                                                 35.6         31.0
Stockholders' equity                                             306.3        273.1
                                                            ----------   ----------
     Total liabilities and stockholders' equity             $    799.1   $    734.1
                                                            ==========   ==========





                                                     Years Ended December 31,
                                               -----------------------------------
                                                  1995         1994         1993
                                               ----------   ---------    ----------
Net sales                                      $   685.9    $  489.8     $   510.3
Costs and expenses                                (618.7)     (494.8)       (527.2)
Credit (provision) for income taxes                (18.7)       (6.3)          1.9
                                               ----------   ---------    ----------
Net income (loss)                              $     48.5   $  (11.3)    $   (15.0)
                                               ==========   =========    ==========
KACC's equity in earnings (loss) of
     affiliates                                $     19.2   $   (1.9)    $    (3.3)
                                               ==========   =========    ==========


KACC's equity in earnings (loss) differs from the summary net income
(loss) for unconsolidated affiliates due to various percentage ownerships in the constituent entities and the amortization of the excess of KACC's investment in the affiliates over its equity in their net assets. At December 31, 1995, KACC's investment in these affiliates exceeded its equity in their net assets by $54.9. KACC is amortizing this amount over a twelve-year period which results in an annual charge of approximately $11.4.

OTHER INVESTEES
In 1995, pursuant to a joint venture agreement with SunCor Development Company ("SunCor") for the purpose of developing and managing a real estate project, the Company, through a wholly owned real estate subsidiary, contributed 950 acres of undeveloped land valued at $10.0 and cash of $1.0 in exchange for a 50% interest. SunCor, the managing partner, contributed $11.0 in cash in exchange for its 50% interest.
A subsidiary of the Company and SunCor are each guarantors of 50% of $4.6 aggregate principal amount of the joint venture's debt. At December 31, 1995, the joint venture had assets of $32.6, liabilities of $10.5 and equity of $22.1. For the year ended December 31, 1995, the joint venture incurred losses of $.2.

On July 8, 1993, the Company, through various subsidiaries, acquired control of the general partner and became responsible for the management of SHRP, Ltd. for an investment of $9.1. The Company's subsidiaries held an initial equity interest in SHRP, Ltd. of 29.7%. The Company increased its equity interest in SHRP, Ltd. to 45.0% as a result of a $5.6 capital contribution in October 1994. At December 31, 1994, SHRP, Ltd. had assets of $76.9 ($6.5 current), liabilities of $88.6 ($13.4 current) and a deficiency in net assets of $11.7. SHRP, Ltd. incurred net losses for the years ended December 31, 1994 and 1993 of approximately $20.0 and $5.9, respectively. The Company recorded losses with respect to its investment in SHRP, Ltd. of $13.1 and $1.6 for the year ended December 31, 1994 and for the period from July 8, 1993 to December 31, 1993, respectively.

1995 ACQUISITION OF MAJORITY INTEREST IN SHRP, LTD.
On April 17, 1995, SHRP, Ltd. and its wholly owned subsidiary, together with SHRP, Ltd.'s largest limited partner (a wholly owned subsidiary of the Company), filed voluntary petitions seeking to reorganize under the provisions of Chapter 11 of the United States Bankruptcy Code. The bankruptcy plan (the "Plan") was confirmed on September 22, 1995, and the transactions called for by the Plan were completed on October 6, 1995. Such transactions included cash contributions to SHRP, Ltd. from a new investor group totaling $5.9 (of which wholly owned subsidiaries of the Company contributed $5.8). Additionally, a wholly owned subsidiary of the Company contributed a tract of land to SHRP, Ltd. (with a fair market value of $2.3). The new managing general partner of the reorganized SHRP, Ltd. is a wholly owned subsidiary of the Company. In an unrelated transaction, on October 20, 1995, a wholly owned subsidiary of the Company purchased, for $7.3 (which approximated fair value), $14.6 aggregate initial principal amount of the SHRP Notes (as defined in Note 4) and the corresponding equity interest in SHRP Equity, Inc. (a Delaware corporation and an additional general partner of the reorganized SHRP, Ltd.) to which the selling noteholder was entitled. After giving effect to the previously described transactions, wholly owned subsidiaries of the Company hold, directly or indirectly, approximately 78.8% of the equity in the reorganized SHRP, Ltd. Supplemental cash flows disclosure related to the acquisition of SHRP, Ltd. in October 1995 is as follows: assets acquired of $29.3, assumed liabilities of $20.7, and additional minority interest of $2.8.

The assets and liabilities of SHRP, Ltd. are included in the accompanying Consolidated Balance Sheet as of December 31, 1995, and the results of SHRP, Ltd.'s operations and cash flows for the period from October 6, 1995 to December 31, 1995 are included in the accompanying Consolidated Statements of Operations and Cash Flows.
The carrying value of SHRP, Ltd.'s assets and liabilities following its emergence from the Chapter 11 proceedings differs in material amounts from those of the predecessor entity. The pro forma disclosures, assuming SHRP, Ltd. was included in the Company's consolidated results of operations are as follows: revenue - $2,579.3, $2,135.9; income (loss) before extraordinary items - $50.6, ($125.0); net income (loss) - $50.6, ($130.4); and earnings (loss) per common and common equivalent share - $5.35, ($13.80), for the years ended December 31, 1995 and 1994, respectively. The pro forma information excludes amounts attributable to SHRP, Ltd.'s extraordinary gain of $14.9 resulting from the restructuring transactions contained in the Plan. The extraordinary gain was omitted because the Company believes the item would distort normal trends.

3.   PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment are as follows:



                                                                                  December 31,
                                                         Estimated Useful   -----------------------
                                                               Lives           1995         1994
                                                         ----------------   ----------   ----------
Land and improvements                                      5 - 30 years     $   185.8    $   176.1
Buildings                                                  5 - 45 years         272.4        259.6
Machinery and equipment                                    3 - 40 years       1,388.5      1,330.8
Construction in progress                                                         63.3         45.0
                                                                            ----------   ----------
                                                                              1,910.0      1,811.5
Less: accumulated depreciation                                                 (678.1)      (579.9)
                                                                            ----------   ----------
                                                                            $ 1,231.9    $ 1,231.6
                                                                            ==========   ==========


Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $105.4, $105.7 and $104.9, respectively.

4.   LONG-TERM DEBT

Long-term debt consists of the following:



                                                                                         December 31,
                                                                                      1995         1994
                                                                                   ----------   ----------
Corporate:
     14% MAXXAM Senior Subordinated Reset Notes due May 20, 2000                   $    25.0    $    25.0
     12-1/2% MAXXAM Subordinated Debentures due December 15, 1999,
          net of discount                                                               16.5         20.9
     Other                                                                                .1           .2
Aluminum Operations:
     1994 KACC Credit Agreement                                                         13.1          6.7
     9-7/8% KACC Senior Notes due February 15, 2002, net of discount                   223.8        223.6
     Alpart CARIFA Loan                                                                 60.0         60.0
     12-3/4% KACC Senior Subordinated Notes due February 1, 2003                       400.0        400.0
     Other                                                                              61.2         69.2
Forest Products Operations:
     7.95% Scotia Pacific Timber Collateralized Notes due July 20, 2015                350.2        363.8
     11-1/4% MGI Senior Secured Notes due August 1, 2003                               100.0        100.0
     12-1/4% MGI Senior Secured Discount Notes due August 1, 2003, net of
          discount                                                                      92.5         82.8
     10-1/2% Pacific Lumber Senior Notes due March 1, 2003                             235.0        235.0
     Other                                                                                .8           .9
Real Estate and Other Operations:
     11% SHRP, Ltd. Senior Secured Extendible Notes due September 1, 2001,
          net of discount                                                               13.3            -
     RTC Portfolio secured notes due December 31, 1999, interest at
          prime plus 3%                                                                  8.0         10.0
     MCOP Credit Agreement                                                                .7          2.6
     Other notes and contracts, primarily secured by receivables, buildings,
          real estate and equipment                                                     10.0         15.5
                                                                                   ----------   ----------
                                                                                     1,610.2      1,616.2
          Less: current maturities                                                     (25.1)       (33.7)
                                                                                   ----------   ----------
                                                                                   $ 1,585.1    $ 1,582.5
                                                                                   ==========   ==========

CORPORATE

14% MAXXAM SENIOR SUBORDINATED RESET NOTES DUE 2000 (THE "RESET
     NOTES")
Pursuant to the terms of the indenture governing the Reset Notes, no further adjustments to the interest rate are permitted. The Reset Notes are redeemable at the Company's option, in whole or in part, at par.

12-1/2% MAXXAM SUBORDINATED DEBENTURES DUE 1999 (THE "12-1/2%
     DEBENTURES")
The 12-1/2% Debentures, which are net of discount of $1.1 and $1.7 at December 31, 1995 and 1994, respectively, have mandatory redemptions of $3.2 in December 1997 and $3.3 in December 1998. The 12-1/2% Debentures are redeemable at the Company's option, in whole or in part, at par.

MAXXAM DEMAND LOAN AGREEMENT
On October 10, 1994, the Company entered into a demand loan and pledge agreement (the "Custodial Trust Agreement") with Custodial Trust Company providing for up to $25.0 in borrowings. Any amounts drawn would be payable upon demand and be secured by Kaiser common stock owned by the Company (or such other marketable securities acceptable to the lender) with an initial market value (as defined therein) of approximately three times the amount borrowed. Borrowings under the Custodial Trust Agreement would bear interest at the prime rate plus 1% per annum. The Custodial Trust Agreement contains a negative pledge on 22 million shares of Kaiser's common stock owned by the Company and provides that the Company may sell such shares upon 24 hours notice to the Custodial Trust Company. No borrowings were outstanding as of December 31, 1995.

ALUMINUM OPERATIONS

THE 1994 KACC CREDIT AGREEMENT (AS AMENDED, THE "1994 KACC CREDIT
AGREEMENT")
The 1994 KACC Credit Agreement consists of a $325.0 five-year secured revolving line of credit which matures in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable and inventory. As of December 31, 1995, $259.3 (of which $72.4 could have been used for letters of credit) was available to KACC under the 1994 KACC Credit Agreement. The 1994 KACC Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. Loans under the 1994 KACC Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1-1/2% or LIBOR (Reserve Adjusted) (as defined) plus 3-1/4%. Effective June 30, 1995, the interest rate margins applicable to borrowings under the 1994 KACC Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively), based on a financial test, determined quarterly. As of December 31, 1995, the financial test permitted a reduction of 1-1/2% per annum in margins effective January 1, 1996. Kaiser recorded a pre-tax extraordinary loss of $8.3 ($5.4 after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to Kaiser's previous credit agreement (the "1989 KACC Credit Agreement").

The 1994 KACC Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures and enter into unrelated lines of business. The 1994 KACC Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding Kaiser's Gramercy alumina plant), (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries, (iii) a pledge of all of the stock of KACC owned by Kaiser, and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates.
Substantially all of the identifiable assets of the bauxite and alumina and aluminum processing segments (see Note 11) are attributable to KACC and collateralize the 1994 KACC Credit Agreement indebtedness.

9-7/8% KACC SENIOR NOTES DUE 2002 (THE "KACC SENIOR NOTES")
Concurrent with the offering by Kaiser of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES") (see
Note 7), KACC issued $225.0 of the KACC Senior Notes. The net proceeds from the offering of the KACC Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 KACC Credit Agreement immediately prior to the effectiveness of the 1994 KACC Credit Agreement and for working capital and general corporate purposes. The KACC Senior Notes are net of discount of $1.2 and $1.4 at December 31, 1995 and 1994, respectively.

12-3/4% KACC SENIOR SUBORDINATED NOTES DUE 2003 (THE "KACC SENIOR
     SUBORDINATED NOTES")
On February 1, 1993, KACC issued $400.0 of the KACC Senior Subordinated Notes. The net proceeds from the sale of the KACC Senior Subordinated Notes were used to retire KACC's 14-1/4% Senior Subordinated Notes due 1995, to prepay $18.0 of the term loan under the 1989 KACC Credit Agreement and to reduce outstanding borrowings under the revolving credit facility of the 1989 KACC Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0, consisting primarily of the payment of premiums and the write-off of unamortized discount and deferred financing costs on the 14-1/4% Senior Subordinated Notes.

The obligations of KACC with respect to the KACC Senior Notes and the KACC Senior Subordinated Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. Pursuant to the terms of the indentures governing the KACC Senior Notes and the KACC Senior Subordinated Notes, at December 31, 1995, $66.0 was available for payment of dividends on Kaiser's common stock. However, pursuant to the terms of the 1994 KACC Credit Agreement, at December 31, 1995, Kaiser is precluded from paying any dividends on its common stock. Further, the indentures governing the KACC Senior Notes and the KACC Subordinated Notes provide that KACC must offer to purchase such notes upon the occurrence of a Change of Control (as defined therein), and the 1994 KACC Credit Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

ALPART CARIFA LOAN
In December 1991, Alumina Partners of Jamaica ("Alpart," a majority owned subsidiary of KACC) entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. Substantially all of the Series A bonds bear interest at a floating rate of 87% of the applicable LIBID rate (LIBOR less -1/8 of 1%). The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007 and bears interest at a fixed rate of 8.25%. Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean
Basin Initiative funds as defined by applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by Kaiser's minority partner).

FOREST PRODUCTS OPERATIONS

SCOTIA PACIFIC TIMBER NOTES AND 10-1/2% PACIFIC LUMBER SENIOR NOTES
     DUE 2003 (THE "PACIFIC LUMBER SENIOR NOTES")
On March 23, 1993, Pacific Lumber issued $235.0 of the Pacific Lumber Senior Notes and its newly formed wholly owned subsidiary, Scotia Pacific Holding Company ("Scotia Pacific"), issued $385.0 of the Timber Notes. Pacific Lumber and Scotia Pacific used the net proceeds from the sale of the Pacific Lumber Senior Notes and the Timber Notes, together with Pacific Lumber's cash and marketable securities, to (i) retire (a) $163.8 aggregate principal amount of Pacific Lumber's 12% Series A Senior Notes due July 1, 1996 (the "Series A Notes"), (b) $299.7 aggregate principal amount of Pacific Lumber's 12.2% Series B Senior Notes due July 1, 1996 (the "Series B Notes"), and (c) $41.7 aggregate principal amount of Pacific Lumber's 12-1/2% Senior Subordinated Debentures due July 1, 1998 (the "Debentures;" the Series A Notes, the Series B Notes and the Debentures are referred to collectively as the "Old Pacific Lumber Securities"), (ii) pay accrued interest on the Old Pacific Lumber Securities through the date of redemption, (iii) pay the applicable redemption premiums on the Old Pacific Lumber Securities, (iv) repay Pacific Lumber's $28.9 cogeneration facility loan, (v) fund the initial deposit of $35.0 to an account held by the trustee for the Timber Notes (the "Liquidity Account"), and (vi) pay a $25.0 dividend to a subsidiary of MGI.
These transactions resulted in a pre-tax extraordinary loss of $38.1, consisting primarily of the payment of premiums and the write-off of unamortized discounts and deferred financing costs on the Old Pacific Lumber Securities.

The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits Scotia Pacific from incurring any additional indebtedness for borrowed money and limits the business activities of Scotia Pacific to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of Scotia Pacific and are not obligations of, or guaranteed by, Pacific Lumber or any other person. The Timber Notes are secured by a lien on (i) Scotia Pacific's timber and timberlands (representing $179.4 of the Company's consolidated balance at December 31, 1995), (ii) substantially all of Scotia Pacific's property and equipment, and (iii) other property including cash equivalents reserved for debt service payments and the funds deposited in the Liquidity Account.

The Timber Notes are structured to link, to the extent of available cash, the deemed depletion of Scotia Pacific's timber (through the harvest and sale of logs) to required amortization of the Timber Notes. The required amount of amortization due on any Timber Note payment date is determined by various mathematical formulas set forth in the Timber Note Indenture. The minimum amount of principal which Scotia Pacific must pay (on a cumulative basis) through any Timber Note payment date in order to avoid an Event of Default (as defined in the Timber Note Indenture) is referred to as rated amortization ("Rated Amortization"). If all payments of principal are made in accordance with Rated Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2015. The amount of principal which Scotia Pacific must pay through each Timber Note payment date in order to avoid payment of prepayment or deficiency premiums is referred to as scheduled amortization ("Scheduled Amortization"). If all payments of principal are made in accordance with Scheduled Amortization, the payment date on which Scotia Pacific will pay the final installment of principal is July 20, 2009.

Principal and interest on the Timber Notes are payable semi-annually on January 20 and July 20. The Timber Notes are redeemable at the option of Scotia Pacific, in whole but not in part, at any time. The redemption price of the Timber Notes is equal to the sum of the principal amount, accrued interest and a prepayment premium calculated based upon the yield of like-term Treasury securities plus 50 basis points.

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

PACIFIC LUMBER REVOLVING CREDIT AGREEMENT (AS AMENDED AND RESTATED,
     THE "PACIFIC LUMBER CREDIT AGREEMENT")
Borrowings under the Pacific Lumber Credit Agreement, which expires on May 31, 1998, are secured by Pacific Lumber's trade receivables and inventories, with interest computed at the bank's reference rate plus 1-1/4% or the bank's offshore rate plus 2-1/4%. The Pacific Lumber Credit Agreement provides for borrowings of up to $60.0, of which $15.0 may be used for standby letters of credit and $30.0 is restricted to timberland acquisitions. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of December 31, 1995, $48.1 of borrowings was available under the Pacific Lumber Credit Agreement, of which $3.1 was available for letters of credit and $30.0 was restricted to timberland acquisitions. No borrowings were outstanding as of December 31, 1995, and letters of credit outstanding amounted to $11.9. The Pacific Lumber Credit Agreement contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

The indentures governing the Pacific Lumber Senior Notes, the Timber Notes, and the Pacific Lumber Credit Agreement contain various covenants which, among other things, limit the payment of dividends and restrict transactions between Pacific Lumber and its affiliates. As of December 31, 1995, under the most restrictive of these covenants, approximately $15.7 of dividends could be paid by Pacific Lumber.

11-1/4% MGI SENIOR SECURED NOTES DUE 2003 (THE "MGI SENIOR NOTES") AND
     12-1/4% MGI SENIOR SECURED DISCOUNT NOTES DUE 2003 (THE "MGI DISCOUNT
     NOTES")
On August 4, 1993, MGI issued $100.0 aggregate principal amount of the MGI Senior Notes and $126.7 aggregate principal amount (approximately $70.0 net of original issue discount) of the MGI Discount Notes
(together, the "MGI Notes"). The MGI Notes are secured by MGI's pledge of 100% of the common stock of Pacific Lumber, Britt and MAXXAM Properties Inc. (a wholly owned subsidiary of MGI) and by the pledge of 28 million shares of Kaiser's common stock owned by the Company.
The indenture governing the MGI Notes, among other things, restricts the ability of MGI to incur additional indebtedness, engage in transactions with affiliates, pay dividends and make investments. As of December 31, 1995, under the most restrictive of these covenants, approximately $1.9 of dividends could be paid by MGI, of which $1.6 was paid in January 1996. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which include the Timber Notes and the Pacific
Lumber Senior Notes.  The MGI Discount Notes are net of discount of
$33.2 and $43.9 at December 31, 1995 and 1994, respectively.

The MGI Senior Notes pay interest semi-annually on February 1 and August 1 of each year. The MGI Discount Notes will not pay any interest until February 1, 1999, at which time semi-annual interest payments will become due on each February 1 and August 1 thereafter.

MGI used a portion of the net proceeds from the sale of the MGI Notes to retire the entire outstanding balance of its former 12-3/4% Notes at 101% of their principal amount, plus accrued interest through November 14, 1993. MGI used the remaining portion of the net proceeds from the sale of the MGI Notes, together with a portion of its existing cash resources, to pay a $20.0 dividend to the Company. The Company used such proceeds to redeem, on August 20, 1993, $20.0 aggregate principal amount of its Reset Notes at 100% of their principal amount plus accrued interest thereon. The early retirement of the 12-3/4% Notes and the redemption of $20.0 aggregate principal amount of the Reset Notes resulted in a pre-tax extraordinary loss of $9.8 consisting of net interest cost, the write-off of unamortized deferred financing costs, premiums and the write-off of unamortized original issue discount.

REAL ESTATE AND OTHER OPERATIONS

11% SHRP, LTD. SENIOR SECURED EXTENDIBLE NOTES DUE 2001 (THE "SHRP
     NOTES")
The SHRP Notes were issued on October 6, 1995 at an aggregate principal amount of $37.9, maturing on September 1, 2001. The SHRP Notes were recorded at their estimated fair value which resulted in a discount of approximately $17.1. At December 31, 1995, the aggregate principal amount (including accrued interest thereon) of the SHRP Notes and the unamortized discount were $38.8 and $17.0, respectively. On October 20, 1995, a wholly owned subsidiary of the Company purchased approximately 39% of the SHRP Notes from an unrelated party. Accordingly, the amount of indebtedness shown in the accompanying table has been adjusted to reflect the elimination of the Company's holdings. Should the Texas Legislature pass certain gaming legislation, the SHRP Notes may be extended to September 1, 2003; such extension would increase the rate of interest to 13% per annum. The SHRP Notes are secured by substantially all of the assets of SHRP, Ltd., which aggregate $33.6 of the assets reflected on the accompanying Consolidated Balance Sheet at December 31, 1995.
Interest on the SHRP Notes is payable in-kind on April 1 and October 1, and will not be payable in cash until a specified level of cash flow from operations has been achieved. Once cash interest payments commence, subsequent interest payments may not be paid in-kind. The indenture governing the SHRP Notes generally precludes the payment of cash distributions until two consecutive cash interest payments have been made.

RTC PORTFOLIO SECURED NOTES DUE 1999 (THE "RTC PORTFOLIO LOAN")
As of December 31, 1995, approximately $8.0 was outstanding pursuant to the RTC Portfolio Loan. The loan agreement governing the RTC Portfolio Loan provides for additional borrowings of up to approximately $12.1 on or before March 31, 1996. The Company anticipates that such amount will be borrowed if such date is not extended. Upon the sale of any secured property or loan, principal payments are required based on the release price (as defined) of such property or loan. The entire amount of the loan must also be paid if the principal balance declines to less than $8.0.

THE MCOP CREDIT AGREEMENT (AS AMENDED, THE "MCOP CREDIT AGREEMENT")
On July 15, 1995, a real estate subsidiary of the Company, MCO Properties Inc. ("MCOP"), amended and restated its revolving credit agreement with a bank which will expire on May 15, 1998. Borrowings under the MCOP Credit Agreement are secured primarily by (i) MCOP's eligible receivables and real estate held for investment or development and sale, (ii) MCOP's pledge of the common stock of certain of its subsidiaries, and (iii) the guarantee of certain of MCOP's subsidiaries and the Company. Further, the Company has pledged MCOP's common stock as additional security. Interest is computed at the bank's prime rate plus -1/2% or the bank's Eurodollar rate plus 2-3/4%. The MCOP Credit Agreement contains various covenants including a minimum net worth requirement and limitations on the payment of dividends, investments and the incurrence of indebtedness. The MCOP Credit Agreement provides for borrowings of up to $14.0, of which $8.5 may be used for standby letters of credit. The available credit is subject to borrowing base limitation calculations. As of December 31, 1995, $10.6 of additional borrowings was available under the MCOP Credit Agreement and outstanding letters of credit amounted to $2.1.

OTHER

MATURITIES
Scheduled maturities of long-term debt outstanding at December 31, 1995 are as follows:



                                                                            Years Ending December 31,
                                                   ---------------------------------------------------------------------------
                                                      1996         1997         1998         1999         2000      Thereafter
                                                   ----------   ----------   ----------   ----------   ----------   ----------
14% MAXXAM Senior Subordinated Reset Notes         $        -   $        -   $        -   $        -   $     25.0   $        -
12-1/2% MAXXAM Subordinated Debentures                      -          3.2          3.3         11.1            -            -
1994 KACC Credit Agreement                                  -            -            -         13.1            -            -
9-7/8% KACC Senior Notes                                    -            -            -            -            -        225.0
Alpart CARIFA Loan                                          -            -            -            -            -         60.0
12-3/4% KACC Senior Subordinated Notes                      -            -            -            -            -        400.0
7.95% Scotia Pacific Timber Collateralized Notes         14.1         16.2         19.3         21.6         24.0        255.0
11-1/4% MGI Senior Secured Notes                            -            -            -            -            -        100.0
12-1/4% MGI Senior Secured Discount Notes                   -            -            -            -            -        125.7
10-1/2% Pacific Lumber Senior Notes                         -            -            -            -            -        235.0
11% SHRP, Ltd. Senior Secured Extendible Notes              -            -            -            -            -         43.4
RTC Portfolio secured notes                                 -            -            -          8.0            -            -
Other                                                    11.0         10.2         10.1          1.6          2.0         38.0
                                                   ----------   ----------   ----------   ----------   ----------   ----------
                                                   $     25.1   $     29.6   $     32.7   $     55.4   $     51.0   $  1,482.1
                                                   ==========   ==========   ==========   ==========   ==========   ==========

CAPITALIZED INTEREST
Interest capitalized during the years ended December 31, 1995, 1994 and 1993 was $2.8, $3.0 and $4.4, respectively.

RESTRICTED NET ASSETS OF SUBSIDIARIES
Certain debt instruments restrict the ability of the Company's subsidiaries to transfer assets, make loans and advances and pay dividends to the Company. As of December 31, 1995, all of the assets relating to the Company's aluminum, forest products, real estate and other operations are subject to such restrictions. The Company could eliminate all of such restrictions with respect to approximately $200.2 (see Note 11) of the Company's real estate assets with the extinguishment of $18.7 of debt.

5.   INCOME TAXES

Income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles by geographic area is as follows:



                                                   Years Ended December 31,
                                             ------------------------------------
                                                1995         1994         1993
                                             ----------   ----------   ----------
Domestic                                     $   (49.4)   $  (177.9)   $  (223.4)
Foreign                                          143.9          6.1         12.0
                                             ----------   ----------   ----------
                                             $    94.5    $  (171.8)   $  (211.4)
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

The credit (provision) for income taxes on income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles consists of the following:



                                                Years Ended December 31,
                                          ------------------------------------
                                             1995         1994         1993
                                          ----------   ----------   ----------
Current:
     Federal                              $    (4.3)   $       -    $     (.1)
     State and local                            (.4)         (.2)        (1.3)
     Foreign                                  (40.2)       (18.0)        (7.9)
                                          ----------   ----------   ----------
                                              (44.9)       (18.2)        (9.3)
                                          ----------   ----------   ----------
Deferred:
     Federal                                   35.4         94.3         77.1
     State and local                            (.4)          .4          2.7
     Foreign                                   (4.9)          .6         12.0
                                          ----------   ----------   ----------
                                               30.1         95.3         91.8
                                          ----------   ----------   ----------
                                          $   (14.8)   $    77.1    $    82.5
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

A reconciliation between the credit (provision) for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, minority interests, extraordinary item and cumulative effect of changes in accounting principles is as follows:



                                                                                           Years Ended December 31,
                                                                                     ------------------------------------
                                                                                        1995         1994         1993
                                                                                     ----------   ----------   ----------
Income (loss) before income taxes, minority interests, extraordinary item and
     cumulative effect of changes in accounting principles                           $    94.5    $  (171.8)   $  (211.4)
                                                                                     ==========   ==========   ==========

Amount of federal income tax based upon the statutory rate                           $   (33.1)   $    60.1    $    74.0
Revision of prior years' tax estimates and other changes in valuation allowances          24.2         16.7          (.6)
Percentage depletion                                                                       4.2          5.6          6.4
Foreign taxes, net of federal tax benefit                                                 (6.9)        (5.3)        (5.0)
State and local taxes, net of federal tax benefit                                         (2.4)          .1           .9
Increase in net deferred income tax assets due to tax rate change                            -          1.8          7.0
Removal of Kaiser from the Company's consolidated federal return group                       -            -          3.5
Other                                                                                      (.8)        (1.9)        (3.7)
                                                                                     ----------   ----------   ----------
                                                                                     $   (14.8)   $    77.1    $    82.5
                                                                                     ==========   ==========   ==========



The caption entitled "Revision of prior years' tax estimates and other changes in valuation allowances," as shown in the preceding table, includes amounts for the reversal of reserves which the Company no longer believes are necessary, other changes in prior year tax estimates and changes in valuation allowances with respect to deferred income tax assets. Generally, the reversal of reserves relate to the expiration of the relevant statute of limitations with respect to certain income tax returns, or the resolution of specific income tax matters with the relevant tax authorities. For the years ended December 31, 1995, 1994 and 1993, the reversal of reserves which the Company believes are no longer necessary amounted to $20.0, $20.1 and $2.9, respectively.

As shown in the Consolidated Statement of Operations for the years ended December 31, 1994 and 1993, the Company reported extraordinary losses on the early extinguishment of debt. The Company reported the losses net of related deferred federal income taxes of $2.9 and $27.5, respectively, which approximated the federal statutory income tax rate in effect on the dates the transactions occurred.

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

Certain of the deferred income tax assets and liabilities listed in the following table are included in the Consolidated Balance Sheet in the captions entitled prepaid expenses and other current assets, other accrued liabilities and other noncurrent liabilities. The components of the Company's net deferred income tax assets (liabilities) are as follows:



                                                                 December 31,
                                                           -----------------------
                                                              1995         1994
                                                           ----------   ----------
Deferred income tax assets:
     Postretirement benefits other than pensions           $   293.6    $   297.2
     Loss and credit carryforwards                             190.5        208.8
     Other liabilities                                         139.0        133.5
     Real estate                                                58.1         71.5
     Pensions                                                   56.0         51.0
     Timber and timberlands                                     41.9         46.2
     Foreign and state deferred income tax liabilities          30.8         28.1
     Property, plant and equipment                              23.3         23.7
     Other                                                      32.5         26.7
     Valuation allowances                                     (141.5)      (147.0)
                                                           ----------   ----------
          Total deferred income tax assets, net                724.2        739.7
                                                           ----------   ----------
Deferred income tax liabilities:
     Property, plant and equipment                            (177.9)      (202.7)
     Investments in and advances to unconsolidated
          affiliates                                           (66.4)       (63.8)
     Inventories                                               (15.5)       (27.4)
     Other                                                     (22.8)       (20.0)
                                                           ----------   ----------
          Total deferred income tax liabilities               (282.6)      (313.9)
                                                           ----------   ----------
Net deferred income tax assets                             $    441.6   $   425.8
                                                           ==========   ==========



The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions.
As of December 31, 1995, approximately $291.8 of the net deferred income tax assets listed above are attributable to Kaiser. Of this amount, approximately $97.7 relates to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use, the year the carryforwards expire and the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes that Kaiser, based on the cyclical nature of its business, its history of prior operating earnings and its expectations for future years, will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of Kaiser's net deferred income tax assets is approximately $194.1 at December 31, 1995. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a thirty to forty-year period. If such deductions create or increase a net operating loss in any one year, Kaiser has the ability to carry forward such loss for fifteen taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite Kaiser's operating losses incurred in recent years. The net deferred income tax assets listed above which are not attributable to Kaiser are approximately $149.8 as of December 31, 1995. This amount includes approximately $91.2 which relates to the excess of the tax basis over financial statement basis with respect to timber and timberlands and real estate. The Company has concluded that it is more likely than not that these net deferred income tax assets will be realized based in part upon the estimated values of the underlying assets which are in excess of their tax basis.

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

The following table presents the tax attributes for federal income tax purposes at December 31, 1995 attributable to the Company and to the New Kaiser Tax Group. The utilization of certain of these tax attributes is subject to limitations.



                                                          The Company           New Kaiser Tax Group
                                                   -----------------------    -----------------------
                                                                 Expiring                   Expiring
                                                                  Through                    Through
                                                                ----------                 ----------
Regular Tax Attribute Carryforwards:
     Current year net operating loss               $     26.4      2010       $        -        -
     Prior year net operating losses                     51.2      2009             32.9      2007
     General business tax credits                          .9      2002             28.4      2008
     Foreign tax credits                                    -        -              89.7      2000
     Alternative minimum tax credits                      1.5   Indefinite          19.4   Indefinite

Alternative Minimum Tax Attribute Carryforwards:
     Current year net operating loss               $     21.6      2010       $        -        -
     Prior year net operating losses                     42.4      2009             17.1      2002
     Foreign tax credits                                    -        -              83.5      2000



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

The Company adopted Statement of Financial Accounting Standards No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") as of January 1, 1993. The costs of postretirement benefits other than pensions are accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 was recorded as a charge to results of operations of $437.9, net of related benefits for minority interests of $63.6 and income taxes of $236.8. The deferred income tax benefit related to the adoption of SFAS 106 was recorded at the federal statutory rate in effect on the date SFAS 106 was adopted, before giving effect to certain valuation allowances.

The adoption of SFAS 106 increased the Company's loss before extraordinary item and cumulative effect of changes in accounting principles by $13.3, or $1.41 per share ($19.9 before income taxes), for the year ended December 31, 1993.

In 1995, Kaiser adopted the Kaiser Aluminum Medicare Program ("KAMP"). KAMP is mandatory for all salaried retirees over 65 and for the United Steelworkers of America ("USWA") retirees who retire after December 31, 1995, and when they become 65, and voluntary for other hourly retirees of Kaiser's operations in California, Louisiana, and Washington. The USWA contract, ratified on February 28, 1995, also contained changes to the retiree health benefits including increased retirees' copayments, deductibles, and coinsurance, and restricted Medicare Part B premium reimbursement to the 1995 level for employees retiring after November 1, 1994. These changes will lower Kaiser's expenses for retiree medical care.

Postretirement benefits other than pensions are generally provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. A summary of the components of net periodic postretirement benefit cost is as follows:



                                                                          Years Ended December 31,
                                                                    ------------------------------------
                                                                       1995         1994         1993
                                                                    ----------   ----------   ----------
Service cost - benefits earned during the year                      $     4.9    $     8.8    $     7.4
Interest cost on accumulated postretirement benefit obligation           52.7         57.5         59.0
Net amortization and deferral                                            (9.1)        (3.2)           -
                                                                    ----------   ----------   ----------
Net periodic postretirement benefit cost                            $    48.5    $    63.1    $    66.4
                                                                    ==========   ==========   ==========



The postretirement benefit liability recognized in the Company's
Consolidated Balance Sheet is as follows:




                                                                 December 31,
                                                           -----------------------
                                                              1995          1994
                                                           ----------    ----------
Retirees                                                   $    558.9    $    568.3
Actives eligible for benefits                                    31.5          31.4
Actives not eligible for benefits                                65.5         102.8
                                                           ----------    ----------
     Accumulated postretirement benefit obligation              655.9         702.5
Unrecognized prior service cost                                 111.1          31.8
Unrecognized net gain (loss)                                     22.4          55.8
                                                           ----------    ----------
     Postretirement benefit liability                      $    789.4    $    790.1
                                                           ==========    ==========



The annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rates) are approximately 8.0% and 7.5% for retirees under age 65 and over age 65, respectively, and are assumed to decrease gradually to approximately 5.0% in 2008 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $69.7 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $7.9.

The discount rates and rates of compensation increase used in determining the accumulated postretirement benefit obligation were 7.5% and 5.0% at December 31, 1995, respectively, and 8.5% and 5.0% at December 31, 1994, respectively.

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

The Company has various defined contribution savings plans designed to enhance the existing retirement programs of participating employees. Under the MAXXAM Inc. Savings Plan (the "MAXXAM Savings Plan"), employees may elect to contribute up to 16% of their compensation to the plan. For those participants who have elected to make voluntary contributions to the MAXXAM Savings Plan, the Company's contributions consist of a matching contribution of up to 4% of the compensation of participants for each calendar quarter. Under the Kaiser Aluminum Savings and Retirement Plan, salaried employees may elect to contribute from 2% to 18% of their compensation to the plan. For those eligible participants who have elected to make contributions to the plan, Kaiser's contributions are determined based on earnings and net worth formulas. In 1995, Kaiser adopted the Kaiser Aluminum Total Compensation System, an unfunded incentive compensation program, which provides incentive pay based upon performance against plan over a three-year period.

A summary of the components of net periodic pension costs for the defined benefit plans and total pension costs for the defined contribution plans and non-qualified retirement and incentive plans is as follows:



                                                          Years Ended December 31,
                                                    ------------------------------------
                                                       1995         1994         1993
                                                    ----------   ----------   ----------
Defined benefit plans:
     Service cost-benefits earned during the year   $    12.1    $    13.6    $    13.0
     Interest cost on projected benefit obligations      62.5         59.5         60.8
     Return on assets:
          Actual gain                                  (118.7)         (.8)       (73.9)
          Deferred gain (loss)                           64.6        (53.0)        15.9
     Net amortization and deferral                        8.7          2.8          4.7
                                                    ----------   ----------   ----------
     Net periodic pension cost                           29.2         22.1         20.5
Defined contribution plans                                5.4          2.8          1.7
Non-qualified retirement and incentive plans              8.2          5.0          4.3
                                                    ----------   ----------   ----------
                                                    $    42.8    $    29.9    $    26.5
                                                    ==========   ==========   ==========



The following table sets forth the funded status and amounts recognized for the defined benefit plans in the Consolidated Balance
Sheet:



                                                                                                    December 31,
                                                                                              -----------------------
                                                                                                 1995         1994
                                                                                              ----------   ----------
Actuarial present value of accumulated plan benefits:
     Vested benefit obligation                                                                $   781.7    $   684.3
     Non-vested benefit obligation                                                                 31.1         42.9
                                                                                              ----------   ----------
          Total accumulated benefit obligation                                                $   812.8    $   727.2
                                                                                              ==========   ==========

Projected benefit obligation                                                                  $   853.1    $   761.2
Plan assets at fair value, primarily common stocks and fixed income obligations                  (623.1)      (546.9)
                                                                                              ----------   ----------
Projected benefit obligation in excess of plan assets                                             230.0        214.3
Unrecognized net transition obligation                                                              (.6)         (.9)
Unrecognized net loss                                                                             (54.9)       (40.4)
Unrecognized prior service cost                                                                   (29.1)       (31.6)
Adjustment required to recognize minimum liability                                                 49.8         42.9
                                                                                              ----------   ----------
          Accrued pension cost                                                                $   195.2    $   184.3
                                                                                              ==========   ==========



The assumptions used in accounting for the defined benefit plans were as follows:



                                                               December 31,
                                                      ------------------------------
                                                         1995      1994      1993
                                                      --------- --------------------
Rate of increase in compensation levels                    5.0%      5.0%      5.0%
Discount rate                                              7.5%      8.5%      7.5%
Expected long-term rate of return on assets                9.5%      9.5%     10.0%



The Company has recorded an additional pension liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets. The amount of the additional pension liability in excess of unrecognized prior service cost is recorded as a reduction to stockholders' equity. In 1995 and 1994, the pension liability adjustment increased by $4.7 and decreased by $12.5, respectively. These adjustments were recorded net of a related deferred federal and state income tax credit (provision) of $2.8 and ($7.3), respectively, which approximated the federal and state statutory rates.

POSTEMPLOYMENT BENEFITS
The Company adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112") as of January 1, 1993. The costs of postemployment benefits are accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 was recorded as a charge to results of operations of $6.4, net of related benefits for minority interests of $1.0 and income taxes of $3.4.

7.   MINORITY INTERESTS

Minority interests represent the following:



                                                                     December 31,
                                                               -----------------------
                                                                  1995         1994
                                                               ----------   ----------
Kaiser Aluminum Corporation:
     Common stock, par $.01                                    $        -   $        -
     $.65 Depositary Shares                                             -        128.0
     8.255% PRIDES                                                   98.1        100.1
Subsidiary redeemable preference stock:
     KACC Series A and B Cumulative Preference Stock, par $1         29.7         29.1
     KACC Cumulative Convertible Preference Stock, par $100           1.7          1.7
KACC Minority Interests:
     Alumina Partners of Jamaica                                     73.9         70.4
     Volta Aluminium Company Limited                                 14.9         13.6
     Kaiser LaRoche Hydrate Partners                                  2.5          1.4
Sam Houston Race Park, Ltd.                                           2.4            -
                                                               ----------   ----------
                                                               $    223.2   $    344.3
                                                               ==========   ==========



As a result of Kaiser's issuance of preferred stock in 1993 and 1994, the 1995 redemption of the Depositary Shares (each as described below), and the issuance of Kaiser's common stock in connection with the LTIP (as described below), the Company's equity interest in Kaiser has decreased to approximately 62% on a fully diluted basis, as of December 31, 1995.

KAISER PROPOSED RECAPITALIZATION
On February 5, 1996, Kaiser announced that it had filed a preliminary proxy statement with the Securities and Exchange Commission relating to a proposed recapitalization. Under the terms of the proposed recapitalization, the relative ownership interest and voting power of stockholders would be unchanged as a result of the recapitalization (except as a result of the treatment of fractional shares). The proposed recapitalization would (i) provide for two classes of common stock: Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share, (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize 250 million shares to be designated as Common Stock, and (iii) change each issued share of Kaiser's existing common stock into (a) .33 of a Class A Common Share and (b) .67 of a share of Common Stock. Kaiser would pay cash in lieu of fractional shares. Kaiser anticipates that both the Class A Common Shares and the Common Stock would be approved for trading on the New York Stock Exchange. Upon the effective date of the recapitalization, approximately 23.6 million Class A Common Shares and 48.0 million shares of Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES would increase immediately after the effectiveness of the recapitalization until such shares are redeemed or converted, which would occur on or before December 31, 1997. As of January 31, 1996, holders of the existing common stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the recapitalization, the voting power of such holders of the PRIDES would increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing common stock. At such time as the PRIDES were redeemed or converted, the relative voting power of such holders of the PRIDES would decrease and the relative voting power for both such holders of the PRIDES and the existing common stock would be approximately the same as it would have been had the recapitalization not occurred.

$.65 DEPOSITARY SHARES
On June 30, 1993, Kaiser issued 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, Kaiser issued an additional 2,132,950 of its Depositary Shares to MGI in exchange for a $15.0 promissory note issued by KACC which evidenced a $15.0 cash loan made by MGI to KACC in January 1993 (the "MGI Loan"). Kaiser made capital contributions and intercompany loans to KACC from the proceeds of the sale of the Series A Shares. KACC used approximately $13.7 of such funds to prepay the remaining balance of the term loan under the 1989 KACC Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the revolving credit facility of the 1989 KACC Credit Agreement. The Depositary Shares called for the payment of quarterly dividends (when and as declared by Kaiser's Board of Directors) of approximately $3.2 ($.1625 per share). The Company accounted for Kaiser's issuance of the Depositary Shares as additional minority interest.

On September 19, 1995, Kaiser redeemed all 1,938,295 of its Series A Shares, which resulted in the simultaneous redemption of all 19,382,950 Depositary Shares in exchange for (i) 13,126,521 shares of Kaiser's common stock, (ii) cash equal to all accrued and unpaid dividends up to and including the day immediately prior to the redemption date of $2.8, and (iii) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

During 1994, the Company sold 1,239,400 of the Depositary Shares for aggregate net proceeds of $10.3, resulting in pre-tax gains of $1.6. From January through May of 1995, the Company sold the remaining Depositary Shares that it owned for aggregate net proceeds of $7.6, resulting in pre-tax gains of $1.3. As a result of these sales, the shares of Kaiser's common stock which were issued upon redemption of the Series A Shares are held by minority stockholders. The Company has recorded 100% of the losses attributable to Kaiser's common stock since July 1993, as Kaiser's cumulative losses through that date had eliminated Kaiser's equity with respect to its common stock. The redemption of Kaiser's Series A Shares, together with the voluntary redemption of 181,700 shares of PRIDES in 1995, decreased Kaiser's preferred equity, and reduced Kaiser's deficit in common equity, by $136.2. Accordingly, the Company recorded an adjustment to reduce the minority interests reflected on its Consolidated Balance Sheet for that same amount, with an offsetting decrease in the Company's stockholders' deficit.

8.255% PREFERRED REDEEMABLE INCREASED DIVIDEND EQUITY SECURITIES During the first quarter of 1994, Kaiser consummated a public offering for the sale of 8,855,550 shares of its PRIDES. The net proceeds from the sale of the PRIDES were approximately $100.1. Kaiser used $33.2 of such net proceeds to make non-interest bearing loans to KACC (evidenced by notes) which are designed to provide sufficient funds to make the required dividend payments on the PRIDES until December 31, 1997 (the "PRIDES Mandatory Conversion Date") and $66.9 of such net proceeds to make capital contributions to KACC. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of Kaiser's common stock and together with the holders of any other classes or series of Kaiser's stock who are entitled to vote in such manner on all matters submitted to a vote of common stockholders. On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each outstanding share of PRIDES will mandatorily convert into one share of Kaiser's common stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid dividends thereon. Shares of PRIDES are not redeemable, at the election of Kaiser, prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, Kaiser may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Kaiser's common stock equal to (i) the sum of $11.9925, declining after December 31, 1996 to $11.75 until December 31, 1997, plus, in the event Kaiser does not elect to pay cash dividends to the redemption date, all accrued and unpaid dividends thereon divided by (ii) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of Kaiser's common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of Kaiser's common stock (equivalent to a conversion price of $14.10 per share of Kaiser's common stock), subject to adjustment in certain events. The number of shares of Kaiser's common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of Kaiser's common stock from time to time. The PRIDES call for the payment of quarterly dividends of approximately $2.1 ($.2425 per share). The Company accounted for Kaiser's issuance of the PRIDES as additional minority interest.

SUBSIDIARY REDEEMABLE PREFERENCE STOCK
In March 1985, KACC entered into a three-year agreement with the USWA whereby shares of a new series of KACC Cumulative (1985 Series A) Preference Stock (the "Series A Stock") would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of KACC Cumulative (1985 Series B) Preference Stock (the "Series B Stock"). The Series A Stock and the Series B Stock ("Series A and B Stock") each have a liquidation and redemption value of $50 per share plus accrued dividends, if any, and have a total redemption value of $36.9 at December 31, 1995.

Changes in Series A and B Stock are as follows:



                                                  Years Ended December 31,
                                            ------------------------------------
                                               1995         1994         1993
                                            ----------   ----------   ----------
Shares:
     Beginning of year                        912,167    1,081,548    1,163,221
     Redeemed                                (174,804)    (169,381)     (81,673)
                                            ----------   ----------   ----------
     End of year                              737,363      912,167    1,081,548
                                            ==========   ==========   ==========



No additional Series A or B Stock will be issued. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by KACC's Board of Directors, payable in Series B Stock or in cash at the option of KACC, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B Stock is entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by KACC's Board of Directors.

Redemption fund agreements require KACC to make annual payments by March 31 of each year based on a formula tied to KACC's consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1994 and 1995, KACC contributed $4.3 for each of the years ended December 31, 1993 and 1994, and will contribute $4.3 in March 1996 for the year ended December 31, 1995.

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

Under the USWA labor contract effective November 1, 1994, KACC was obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1995 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 80 shares from each participant in 1998. In addition, a profitability test was satisfied for 1995; therefore, KACC will offer to purchase from each active participant an additional 20 shares of such preference stock held in the stock ownership plan for the benefit of substantially the same employees in 1996. The employees may elect to receive their shares, accept cash or place the proceeds into KACC's 401(k) savings plan. KACC also will offer to make comparable purchases of Series B Stock from active participants.

The Series A and B Stock is distributed in the event of death or retirement of the plan participant, or in other specified circumstances. KACC may also redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at the redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985 at the redemption value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

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

KAISER STOCK INCENTIVE PLANS
Kaiser has an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees. All compensation vested at December 31, 1993 under the LTIP was paid to the participants in cash or common stock of Kaiser. Under the LTIP, as amended, 764,092 restricted shares of Kaiser common stock were distributed to six Kaiser executives during 1993 for benefits generally earned but not vested as of December 31, 1992. These shares generally vest at the rate of 25% per year.
Kaiser is recording the related expense of $6.5 over the four-year period ending December 31, 1996.

In 1993, Kaiser adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the plan, of which 544,839 shares were available to be awarded at December 31, 1995. During 1994, 102,564 restricted shares, which vest at the rate of 25% per year, were distributed to two Kaiser executives. Kaiser is recording the related expense of $1.0 over the four-year period ending December 31, 1998.

In 1993 and 1994, the Compensation Committee of Kaiser's Board of Directors approved the award of "nonqualified stock options" to members of management other than those participating in the LTIP. These options generally will vest at the rate of 20 - 25% per year. Information relating to nonqualified stock options is shown below:



                                                                                       1995         1994         1993
                                                                                    ----------   ----------   ----------
Outstanding at beginning of year                                                    1,119,680      664,400             -
Granted                                                                                     -      494,800       664,400
Exercised (at $7.25 and $9.75 per share)                                             (155,500)      (6,920)            -
Expired or forfeited                                                                  (38,095)     (32,600)            -
                                                                                    ----------   ----------   ----------
Outstanding at end of year (prices ranging from $7.25 to $12.75 per share)            926,085    1,119,680       664,400
                                                                                    ==========   ==========   ==========

Exercisable at end of year                                                            211,755      120,180             -
                                                                                    ==========   ==========   ==========



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

STOCK OPTION PLANS
In 1994, the Company adopted the MAXXAM 1994 Omnibus Employee Incentive Plan (the "1994 Omnibus Plan"). Up to 1,000,000 shares of common stock and 1,000,000 shares of Class A Preferred Stock were reserved for awards or for payment of rights granted under the 1994 Omnibus Plan. The 1994 Omnibus Plan replaced the Company's 1984 Phantom Share Plan (the "1984 Plan") which expired in June 1994, although previous grants thereunder remain outstanding. In December 1994, options to purchase 25,000 shares of common stock of the Company were granted to an executive officer. In addition, also in December 1994, another executive officer relinquished stock appreciation rights relating to 50,000 shares of common stock of the Company in exchange for options to purchase 45,000 shares of Class A Preferred Stock. The exercise price of these options is $30.375 per share (the quoted market price at the date of grant). In November 1995, stock appreciation rights equivalent to 36,000 shares of common stock of the Company were granted to certain employees with an exercise price of $45.15 (reflecting a 20% premium above the quoted market price at the date of grant). These options (or rights, as applicable) vest at the rate of 20% per year commencing one year from the date of grant. At December 31, 1995, 14,000 of rights granted pursuant to the 1994 Omnibus Plan were exercisable. The Company paid $2.7 with respect to the 1984 Plan for the year ended December 31, 1995. Amounts paid with respect to the 1984 Plan for the years ended December 31, 1994 and 1993 were not significant. The following table summarizes the options or rights outstanding and exercisable relating to the 1984 Plan and the 1994 Omnibus Plan:



                                                                          1995         1994          1993
                                                                       ----------   ----------    ----------
Outstanding at beginning of year                                         238,000      267,800       226,300
Granted                                                                   36,000       70,000        50,000
Exercised                                                                (66,100)     (37,050)       (8,500)
Expired or forfeited                                                           -      (62,750)            -
                                                                       ----------   ----------    ----------
Outstanding at end of year (prices ranging from
     $13.75 to $45.15 per share)                                         207,900      238,000       267,800
                                                                       ==========   ==========    ==========

Exercisable at end of year                                                93,900      124,100       133,725
                                                                       ==========   ==========    ==========



Concurrent with the adoption of the 1994 Omnibus Plan, the Company adopted the MAXXAM 1994 Non-Employee Director Plan (the "1994 Director Plan"). Up to 35,000 shares of common stock are reserved for awards under the 1994 Director Plan. In May 1995 and 1994, options to purchase 900 shares and 1,500 shares of common stock, respectively, were granted to three non-employee directors. The exercise prices of these options are $31.60 and $36.50 per share, respectively, based on the quoted market price at the date of grant. The options vest at the rate of 25% per year commencing one year from the date of grant. At December 31, 1995, 375 of such options were exercisable.

In 1988, 354,000 options granted under MGI's 1976 Stock Option Plan (the "MGI 1976 Plan") were converted into the right to receive, upon exercise of each option, $6.11 in cash, .25 shares of the Company's common stock (88,500 shares) and $6.00 principal amount of the Reset Notes. Options granted under the MGI 1976 Plan generally were exercisable for a period of ten years from the date of grant. During 1993, 60,000 options granted under the MGI 1976 Plan at a price of $10.875 per share were surrendered for a cash payment in lieu of the consideration referred to above. At December 31, 1993, all options granted under the MGI 1976 Plan had been exercised.

SHARES RESERVED FOR ISSUANCE
At December 31, 1995, the Company had the following shares reserved for future issuance:



Common shares:
     Class A Preferred Stock                                   668,856
     1994 Omnibus Plan                                         939,000
     1994 Director Plan                                         32,600
                                                            ----------
                                                             1,640,456
                                                            ==========
Class A Preferred Stock:
     1994 Omnibus Plan                                         955,000
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

VOTING CONTROL
Federated Development Inc., a wholly owned subsidiary of Federated Development Company ("Federated"), and Mr. Charles E. Hurwitz collectively own 99.1% of the Company's Class A Preferred Stock and 31.1% of the Company's common stock (resulting in combined voting control of approximately 60.7% of the Company). Mr. Hurwitz is the Chairman of the Board, President and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of Federated. Federated is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof.

9.   COMMITMENTS AND CONTINGENCIES

COMMITMENTS
The Company, principally through KACC, has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 10), letters of credit and other guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs and certain other costs of this joint venture. At December 31, 1995, such indebtedness was $88.9, with $26.7 due in 1997 and $62.2 due in 2002. KACC's share of payments, including operating costs and certain other expenses under the agreement, was $77.5, $85.6 and $86.7 for the years ended December 31, 1995, 1994 and 1993, respectively. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

Minimum rental commitments under operating leases at December 31, 1995 are as follows: years ending December 31, 1996 - $27.7; 1997 - $25.5; 1998 - $28.3; 1999 - $33.0; 2000 - $29.9; thereafter - $187.3. Rental expense for operating leases was $31.4, $29.2 and $31.3 for the years ended December 31, 1995, 1994 and 1993, respectively. The minimum future rentals receivable under noncancelable subleases at December 31, 1995 were $67.6.

ENVIRONMENTAL CONTINGENCIES
Kaiser and KACC are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and regulations, and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, (as amended by the Superfund Amendments Reauthorization Act of 1986, "CERCLA") and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in other noncurrent liabilities:



                                                 Years Ended December 31,
                                           ------------------------------------
                                              1995         1994         1993
                                           ----------   ----------   ----------
Balance at beginning of year               $    40.1    $    40.9    $    46.4
Additional amounts                               3.3          2.8          1.7
Less expenditures                               (4.5)        (3.6)        (7.2)
                                           ----------   ----------   ----------
Balance at end of year                     $    38.9    $    40.1    $    40.9
                                           ==========   ==========   ==========



These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology and Kaiser's assessment of the likely remediation action to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 for the years 1996 through 2000 and an aggregate of approximately $10.0 thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. Kaiser believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ASBESTOS CONTINGENCIES
KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1995, the number of claims pending was approximately 59,700, compared to 25,200 at December 31, 1994. During 1995, approximately 41,700 claims were received and approximately 7,200 were settled or dismissed. KACC believes that, although there can be no assurance, the recent increase in pending claims may be attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, is designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995 and November 30, 1995 were filed in Texas prior to September 1, 1995.

Based on past experience and reasonably anticipated future activity, KACC has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs and KACC's actual costs could exceed these estimates.
KACC's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1, before consideration of insurance recoveries, is included primarily in other noncurrent liabilities at December 31, 1995. KACC estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 for each of the years 1996 through 2000, and an aggregate of approximately $78.0 thereafter through 2008. While KACC does not believe there is a reasonable basis for estimating such costs beyond 2008, and, accordingly, did not accrue such costs, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

KACC believes that it has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. KACC believes, based on prior insurance-related recoveries with respect to asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of these policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9 determined on the same basis as the asbestos-related cost accrual, is recorded primarily in long-term receivables and other assets at December 31, 1995.

While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

OTS CONTINGENCY AND RELATED MATTERS
On December 26, 1995, the United States Department of Treasury's Office of Thrift Supervision ("OTS") initiated formal administrative proceedings against the Company and others by filing a Notice of Charges (the "Notice"). The Notice alleges misconduct by the Company, Federated, Mr. Charles Hurwitz and others (the "respondents") with respect to the failure of United Savings Association of Texas ("USAT"), a wholly owned subsidiary of United Financial Group Inc. ("UFG"). The Notice claims that the Company was a savings and loan holding company, that with others it controlled USAT, and that it was therefore obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other respondents, including allegations that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. The OTS, among other things, seeks unspecified damages in excess of $138.0 from the Company, civil money penalties and a removal from, and prohibition against the Company and the other respondents engaging in, the banking industry. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. Accordingly, it is impossible to assess the ultimate impact, if any, of the outcome this matter may have on the Company's consolidated financial position, results of operations or liquidity.

On August 2, 1995, the Federal Deposit Insurance Corporation ("FDIC") filed a civil action entitled Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz (No. H-95-3936) (the "FDIC action") in the U.S. District Court for the Southern District of Texas (the "Court"). The FDIC action did not name the Company as a defendant. The suit against Mr. Hurwitz seeks damages in excess of $250.0 based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The FDIC further alleges, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and the Company maintained the net worth of USAT. On November 14, 1995, Mr. Hurwitz filed a motion to join the OTS to this action. On December 8, 1995, the Company filed a motion to intervene in this action and conditioned it on the Court joining the OTS to this action. The Company filed with its motion to intervene a proposed complaint which alleges that the OTS violated the Administrative Procedures Act by rejecting the Company's bid for USAT. The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification.
In addition, the Company's indemnity obligation can, under certain circumstances, include amounts other than defense costs, including judgments and settlements. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. It is impossible to assess the ultimate outcome of the foregoing matter or its potential impact on the Company's consolidated financial position, results of operations or liquidity.

The Company is involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

10.  DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

KACC enters into a number of financial instruments in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum and fabricated aluminum products prices and the cost of purchased commodities.

KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1995, KACC had net forward foreign exchange contracts totaling $102.8 for the purchase of 142.4 Australian dollars through April 30, 1997.

To mitigate its exposure to declines in the market prices of alumina, primary aluminum and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices, (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward, (iii) option contracts are entered into to establish a price range KACC will receive for a portion of its primary aluminum and alumina, and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, with respect to its 1996 anticipated production, as of December 31, 1995, KACC had sold forward 15,750 metric tons of primary aluminum at fixed prices.

In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward sales and options contracts. In this regard, at December 31, 1995, KACC had purchased 53,300 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through December 1996.

At December 31, 1995, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,721 per metric ton ($.78 per pound) of primary aluminum, and forward foreign exchange contracts was $4.1.

KACC has established margin accounts with its counterparties related to aluminum forward sales and option contracts. KACC is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1995, KACC was not required to maintain any such margin deposits. At December 31, 1994, KACC had $50.5 on deposit with various counterparties with respect to such deposit requirements. These amounts were included in prepaid expenses and other current assets.

KACC is exposed to credit risk in the event of non-performance by other parties to these currency and commodity contracts, but KACC does not anticipate non-performance by any of these counterparties given their creditworthiness. When appropriate, KACC arranges master netting agreements.

11.  SEGMENT INFORMATION

The following tables present financial information by industry segment and by geographic area at December 31, 1995 and 1994 and for the three years ended December 31, 1995, 1994 and 1993.

INDUSTRY SEGMENTS



                                                                                   Real
                                           Bauxite                   Forest     Estate and
                               Years         and       Aluminum     Products       Other
                               Ended       Alumina    Processing   Operations   Operations    Corporate      Total
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Sales to unaffiliated
customers                      1995      $   514.2    $ 1,723.6    $   242.6    $    84.8    $       -    $ 2,565.2
                               1994          432.5      1,349.0        249.6         84.6            -      2,115.7
                               1993          423.4      1,295.7        233.5         78.5            -      2,031.1

Operating income (loss)        1995           37.2        179.3         74.3        (13.6)       (19.6)       257.6
                               1994            5.6        (55.9)        79.1        (10.0)       (11.5)         7.3
                               1993          (20.1)       (97.3)        54.3        (13.5)       (19.5)       (96.1)

Effect of changes in
     accounting principles
     on operating income
     (loss):
     Postretirement
          benefits other
          than pensions        1993           (2.3)       (16.9)         (.4)         (.2)         (.1)       (19.9)
     Income taxes              1993           (6.3)        (5.6)          .1           .7            -        (11.1)

Equity in earnings (loss)
     of unconsolidated
     affiliates                1995            3.5         15.7            -          (.1)           -         19.1
                               1994           (4.6)         2.7            -            -        (13.1)       (15.0)
                               1993           (2.5)         (.8)           -            -         (1.6)        (4.9)

Depreciation and depletion     1995           30.0         58.4         25.3          6.2          1.0        120.9
                               1994           32.3         57.2         24.7          5.9          1.0        121.1
                               1993           33.8         57.3         24.5          4.1          1.1        120.8

Capital expenditures           1995           30.2         49.2          9.9         10.5           .2        100.0
                               1994           29.4         40.6         11.3          7.6           .4         89.3
                               1993           35.8         31.9         11.1          7.1           .3         86.2
Investments in and advances
     to unconsolidated
     affiliates                1995          130.3         47.9            -         10.9            -        189.1
                               1994          137.1         32.6            -            -            -        169.7

Identifiable assets            1995          981.0      1,763.8        678.1        236.4        173.0      3,832.3
                               1994          987.9      1,637.3        674.8        201.7        189.1      3,690.8



Sales to unaffiliated customers exclude intersegment sales between bauxite and alumina and aluminum processing of $159.7, $146.8 and $129.4 for the years ended December 31, 1995, 1994 and 1993, respectively. Intersegment sales are made on a basis intended to reflect the market value of the products.

Operating losses for Corporate represent general and administrative expenses of MAXXAM Inc. that are not attributable to the Company's industry segments. General and administrative expenses of Kaiser are allocated in the Company's industry segment presentation based upon those segments' ratio of sales to unaffiliated customers.

GEOGRAPHICAL INFORMATION




                              Years                                                Other
                              Ended      Domestic      Caribbean      Africa      Foreign     Eliminations      Total
                           ----------   ----------    ----------    ----------   ---------    ------------   ----------
Sales to unaffiliated
     customers                1995      $  1,916.9    $    191.7    $     239.4  $  217.2     $          -   $ 2,565.2
                              1994         1,597.4         169.9          180.0     168.4                -     2,115.7
                              1993         1,489.8         155.4          207.5     178.4                -     2,031.1

Sales and transfers among
     geographic areas         1995               -          79.6              -     191.5           (271.1)          -
                              1994               -          98.7              -     139.4           (238.1)          -
                              1993               -          88.2              -      79.6           (167.8)          -

Operating income (loss)       1995            79.0           9.8           83.5      85.3                -       257.6
                              1994           (65.3)          9.9           18.3      44.4                -         7.3
                              1993          (118.6)        (11.8)          21.9      12.4                -       (96.1)

Equity in earnings (loss)
     of unconsolidated
     affiliates               1995             (.3)            -              -      19.4                -        19.1
                              1994           (12.9)            -              -      (2.1)               -       (15.0)
                              1993            (1.6)            -              -      (3.3)               -        (4.9)

Investments in and
     advances to
     unconsolidated
     affiliates               1995            12.1          27.1              -     149.9                -       189.1
                              1994             1.2          28.8              -     139.7                -       169.7

Identifiable assets           1995         3,037.0         381.9          196.5     216.9                -     3,832.3
                              1994         2,926.5         364.8          200.0     199.5                -     3,690.8



Sales and transfers among geographic areas are made on a basis intended to reflect the market value of the products.

Included in results of operations are aggregate foreign currency translation and transaction gains of $5.3, $.8 and $4.9 for the years ended December 31, 1995, 1994 and 1993, respectively.

Export sales were less than 10% of total revenues during the years ended December 31, 1995, 1994 and 1993. For the year ended December 31, 1995, sales to any one customer did not exceed 10% of consolidated revenues. For the years ended December 31, 1994 and 1993, the Company had bauxite and alumina sales of $58.2 and $40.7, respectively, and aluminum processing sales of $147.7 and $145.7, respectively, to one customer.

Summary quarterly financial information for the years ended December 31, 1995 and 1994 is as follows:



                                                                       Three Months Ended
                                                   ---------------------------------------------------------
(In millions of dollars, except share amounts)       March 31        June 30     September 30    December 31
                                                   ------------   ------------   ------------   ------------
1995:
     Net sales                                     $     581.3    $     673.3    $     638.0    $     672.6
     Operating income                                     40.6           81.9           64.4           70.7
     Net income (loss)                                    (1.0)          25.4           10.7           22.4
     Per common and common equivalent share:
          Net income (loss)                               (.11)          2.69           1.13           2.37

1994:
     Net sales                                     $     489.0    $     543.8    $     544.9    $     538.0
     Operating income (loss)                             (15.0)           6.5            9.0            6.8
     Loss before extraordinary item                      (34.5)         (43.2)         (14.9)         (24.1)
     Extraordinary item, net                              (5.4)             -              -              -
     Net loss                                            (39.9)         (43.2)         (14.9)         (24.1)
     Per common and common equivalent share:
          Loss before extraordinary item                 (3.65)         (4.57)         (1.58)         (2.55)
          Extraordinary item, net                         (.57)             -              -              -
          Net loss                                       (4.22)         (4.57)         (1.58)         (2.55)


The Company's common stock is traded on the American, Pacific and Philadelphia Stock Exchanges. The stock symbol is MXM. The following table sets forth for the calendar periods indicated the high and low sales prices per share of the Company's common stock as reported on the American Stock Exchange Consolidated Composite Tape.



                                                         High           Low
                                                      ----------    ----------
1995:
     First Quarter                                       $33 1/8       $27 1/4
     Second Quarter                                       36 1/8        28 3/4
     Third Quarter                                        67 5/8        35 5/8
     Fourth Quarter                                       48 5/8        30 3/4

1994:
     First Quarter                                       $44 1/2       $35 3/8
     Second Quarter                                       37 1/8        32 5/8
     Third Quarter                                        38 3/8        29 1/2
     Fourth Quarter                                       37 3/4        29 5/8



The following table sets forth the number of record holders of the Company's publicly owned equity securities as of March 1, 1996.



                                                                              Number of
Title of Class                                                              Record Holders
----------------------------------------------------------------------   -------------------
Common Stock                                                                     5,148
Class A $.05 Non-Cumulative Participating Convertible
     Preferred Stock                                                                38



The Company has not declared any cash dividends on its common stock or its Class A Preferred Stock and has no present intention to do so.