Form 10-K405, Exhibit 13
period 1996-12-31
MAXXAM INC
filed 1997-03-31
CIK 63814

MAXXAM INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

The following summary of consolidated financial information for each of the five years ended December 31, 1996 is not reported upon herein by independent public accountants and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which are contained elsewhere herein.

                                                                          Years Ended December 31,
                                                           ---------------------------------------------------------------
(In millions of dollars, except share amounts)                1996          1995         1994          1993         1992
--------------------------------------------------         ---------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS:

    Net sales                                               $2,543.3      $2,565.2       $2,115.7     $2,031.1     $2,202.6

    Operating income (loss)                                    131.3         257.6            7.3        (96.1)       130.8

    Income (loss) before extraordinary item and
      cumulative effect of changes in accounting
      principles                                                22.9          57.5         (116.7)      (131.9)        (7.3)

    Extraordinary item, net                                       --            --           (5.4)       (50.6)          --

    Cumulative effect of changes in accounting
      principles, net                                             --            --             --       (417.7)          --

    Net income (loss)                                           22.9          57.5         (122.1)      (600.2)        (7.3)

CONSOLIDATED BALANCE SHEET AT END OF PERIOD:

    Total assets                                             4,115.7       3,832.3        3,690.8      3,572.0      3,198.8

    Long-term debt, less current maturities                  1,881.9       1,585.1        1,582.5      1,567.9      1,592.7

    Stockholders' equity (deficit)(1)                          (50.8)        (83.8)        (275.3)      (167.9)       443.9

PER COMMON AND COMMON EQUIVALENT SHARE:

    Income (loss) before extraordinary item and
      cumulative effect of changes in accounting
      principles                                                2.42          6.08         (12.35)      (13.95)       (0.77)

    Extraordinary item, net                                       --            --           (.57)       (5.35)          --

    Cumulative effect of changes in accounting
      principles, net                                             --            --             --       (44.17)          --

    Net income (loss)                                           2.42          6.08         (12.92)      (63.47)       (0.77)

    Stockholders' equity (deficit)                             (5.44)        (8.94)        (29.36)      (17.91)       47.34


(1)MAXXAM Inc. has not declared or paid any cash dividends during the five year period ended December 31, 1996.


MAXXAM INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS

This section contains statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this section (see "Results of Operations-Aluminum Operations," "Results of Operations-Forest Products Operations," "Financial Condition and Investing and Financing Activities" and "Trends"). Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "estimates," "will," "should," "plans" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. These factors include the effectiveness of management's strategies and decisions, general economic and business conditions, developments in technology, new or modified statutory or regulatory requirements and changing prices and market conditions. This section and the Company's Annual Report on Form 10-K each identify other factors that could cause such differences. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

RESULTS OF OPERATIONS

The Company operates in three principal industries: aluminum, through its majority owned subsidiary, Kaiser Aluminum Corporation ("Kaiser"), a fully integrated aluminum producer; forest products, through MAXXAM Group Inc. ("MGI") and its wholly owned subsidiaries, principally The Pacific Lumber Company ("Pacific Lumber") and Britt Lumber Co., Inc. ("Britt"); real estate investment and development, managed through MAXXAM Property Company; and other commercial operations through various other wholly owned subsidiaries. MAXXAM Group Holdings Inc. ("MGHI") owns 100% of MGI and is a wholly owned subsidiary of the Company. All references to the "Company," "Kaiser," "MGHI," "MGI" and "Pacific Lumber" refer to the respective companies and their majority owned subsidiaries, unless otherwise indicated or the context indicates otherwise. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto which are contained elsewhere herein.

ALUMINUM OPERATIONS

Aluminum operations account for the substantial portion of the Company's revenues and operating results. Kaiser's operating results are sensitive to changes in prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold and on hedging strategies (see Notes 1 and 10 to the Consolidated Financial Statements). Kaiser, through its principal subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), operates in two business segments: bauxite and alumina, and aluminum processing. As an integrated aluminum producer, Kaiser uses a portion of its bauxite, alumina and primary aluminum production for additional processing at certain of its facilities. Information concerning net sales, operating income (loss) and assets attributable to certain industry segments and geographic areas is set forth in Note 11 to the Consolidated Financial Statements.

INDUSTRY OVERVIEW
Significant improvement in prices during 1994 and 1995 resulted from strong growth in Western world consumption of aluminum and the curtailment of production in response to lower prices in prior periods by many producers worldwide. In 1995, production of primary aluminum increased and consumption of aluminum continued to grow, but at a much lower rate than in 1994. In general, the overall aluminum market was strongest in the first half of 1995. By the second half of 1995, orders and shipments for certain products had softened and the rate of decline in London Metal Exchange ("LME") inventories had leveled off. By the end of 1995, some small increases in LME inventories occurred, and prices of aluminum weakened from first-half levels. This trend continued throughout most of 1996. Net reported primary aluminum inventories increased by approximately 62,000 tons in 1996 based upon reports of the LME and the International Primary Aluminium Institute, following substantial declines of 764,000 and 1,153,000 tons in 1994 and 1995, respectively.

Increased production of primary aluminum due to restarts of certain previously idled capacity, the commissioning of a major new smelter in South Africa, and the continued high level of exports from the Commonwealth of Independent States ("CIS") have contributed to increased supplies of primary aluminum to the Western world in 1996. While the economies of the major aluminum consuming regions-the United States, Japan, Western Europe, and Asia-are, in the aggregate, performing relatively well, Kaiser believes that the reduction of aluminum inventories by customers, as prices have continued to decline, has mitigated the growth in primary aluminum demand that normally accompanies growth in economic and industrial activity.

PROFIT ENHANCEMENT AND COST REDUCTION INITIATIVE
Kaiser has set a goal of achieving significant cost reduction and other profit improvements during 1997, with the full effect planned to be realized in 1998. The initiative is based on Kaiser's conclusion that the current level of performance of its existing facilities and businesses will not achieve the level of profits Kaiser considers satisfactory based upon historic long-term average prices for primary aluminum and alumina. To achieve this goal, Kaiser plans reductions in production costs, decreases in corporate selling, general and administrative expenses, and enhancements to product mix. There can be no assurance that the initiative will result in the desired cost reduction and other profit improvements.

SUMMARY
The following table presents selected operational and financial information for the years ended December 31, 1996, 1995 and 1994 for the Company's aluminum operations.


                                                                Years Ended December 31,
                                                            --------------------------------
(In millions of dollars, except shipments and prices)        1996        1995         1994
-----------------------------------------------------       --------------------------------
Shipments:(1)
   Alumina                                                  2,073.7     2,040.1      2,086.7
   Aluminum products:
    Primary aluminum                                          355.6       271.7        224.0
    Fabricated aluminum products                              327.1       368.2        399.0
                                                           --------     --------    --------
      Total aluminum products                                 682.7       639.9        623.0
                                                           ========     ========    ========
Average realized sales price:
    Alumina (per ton)                                        $  195      $  208       $  169
    Primary aluminum (per pound)                                .69         .81          .59

Net sales:
   Bauxite and alumina:
    Alumina                                                 $ 404.1     $ 424.8      $ 352.8
    Other(2)(3)                                               103.9        89.4         79.7
                                                           --------     --------    --------
      Total bauxite and alumina                               508.0       514.2        432.5
                                                           --------     --------    --------
   Aluminum processing:
    Primary aluminum                                          538.3       488.0        292.0
    Fabricated aluminum products                            1,130.4     1,218.6      1,043.0
    Other(3)                                                   13.8        17.0         14.0
                                                           --------     --------    --------
      Total aluminum processing                             1,682.5     1,723.6      1,349.0
                                                           --------     --------    --------
   Total net sales                                         $2,190.5    $2,237.8     $1,781.5
                                                           ========     ========    ========
Operating income (loss)                                    $  103.7    $  216.5     $  (50.3)
                                                           ========     ========    ========
Income (loss) before income taxes, minority
  interests and extraordinary item                         $    7.6    $  108.7     $ (145.8)
                                                           ========     ========    ========
Capital expenditures                                       $  160.3    $   79.4     $   70.0
                                                           ========     ========    ========
Investments in unconsolidated affiliates                   $    1.2    $    9.0     $     --
                                                           ========     ========    ========

(1)Shipments are expressed in thousands of metric tons. A metric ton is equivalent to 2,204.6 pounds.
(2)Includes net sales of bauxite.
(3)Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

Results for 1996 include an after tax benefit of approximately $17.0 million resulting from settlements of certain tax matters in December 1996. Excluding the impact of these non-recurring items, Kaiser would have reported a net loss for the year ended December 31, 1996. Results for the year ended December 31, 1996 reflect the substantial reduction in market prices for primary aluminum more fully discussed below. Alumina prices, which are significantly influenced by changes in primary aluminum prices, also declined from period to period. The decrease in product prices more than offset the positive impact of increases in shipments in several segments of Kaiser's business, as more fully discussed below. Results for 1996 also include approximately $20.5 million in research and development expenses and other costs related to Kaiser's new micromill as well as additional expenses related to other strategic initiatives.

Improved operating results for 1995 were partially offset by expenses related to Kaiser's smelting joint venture in China (see "-Financial Condition and Investing and Financing Activities-Aluminum Operations"), accelerated expenses for Kaiser's micromill technology, maintenance expenses as a result of an electrical lightning strike at Kaiser's Trentwood, Washington, facility, and a work slowdown at Kaiser's 49%-owned Kaiser Jamaica Bauxite Company prior to the signing of a new labor contract. The combined impact of these expenditures on the results for 1995 was approximately $6.0 million (on a pre-tax basis). Operating results for 1995 were further impacted by (i) an eight-day strike of the United Steelworkers of America ("USWA") at Kaiser's five major domestic locations, (ii) a six-day strike of the National Workers Union at Kaiser's 65%-owned Alumina Partners of Jamaica ("Alpart") bauxite mining and alumina refinery, and (iii) a four-day disruption of alumina production at Alpart caused by a boiler failure. The combined impact of these events on the results for 1995 was approximately $17.0 million (on a pre-tax basis), principally from lower production volume and other related costs.

Kaiser's corporate general and administrative expenses of $59.8 million, $82.3 million and $67.6 million in 1996, 1995 and 1994, respectively, were allocated by the Company to the bauxite and alumina and aluminum processing segments based upon those segments' ratio of sales to unaffiliated customers.

NET SALES
Bauxite and alumina. Net sales to third parties for 1996 were basically unchanged from 1995 as a nominal decline in the average realized price of alumina was offset by a modest increase in alumina shipments. The reduction in prices realized reflects the substantial decline in primary aluminum prices experienced in 1996 discussed below. Net sales to third parties for the bauxite and alumina segment increased in 1995 compared to 1994. Revenue from alumina increased in 1995 compared to 1994 due to higher average realized prices, partially offset by lower shipments. The remainder of the segment's sales revenues was from sales of bauxite and the portion of sales of alumina attributable to the minority interest in Alpart.

Aluminum processing. The increase in primary aluminum shipments in 1996 more than offset the decline in the average realized price for primary aluminum from year to year. The increase in shipments during the year ended December 31, 1996 was the result of increased shipments of primary aluminum to third parties as a result of a decline in intracompany transfers.

Net sales of fabricated aluminum products were down for the year ended December 31, 1996 as compared to the prior year as a result of a decrease in shipments (primarily related to can sheet activities) resulting from reduced growth in demand and the reduction of customer inventories. The impact of reduced product shipments was to a limited degree offset by an increase in the average realized price from the sale of fabricated aluminum products, resulting primarily from a shift in product mix to higher value added products. Net sales to third parties for the aluminum processing segment increased in 1995 compared to 1994. The bulk of this segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder representing the portion of sales of primary aluminum attributable to the minority interest in Kaiser's 90%-owned Volta Aluminium Company Limited ("Valco") aluminum smelter in Ghana.

Revenue from primary aluminum increased in 1995 compared to 1994 due primarily to higher average realized prices and higher shipments. The higher shipments of primary aluminum were due to increased production at Kaiser's smelters in the Pacific Northwest and Valco, and reduced intracompany consumption of primary aluminum at Kaiser's fabricated products units. The increase in revenue for 1995 was partially offset by decreased shipments caused by a strike of the USWA discussed above. In 1995, Kaiser's average realized price from sales of primary aluminum was approximately $.81 per pound, as compared to the average Midwest United States transaction price ("AMT Price") for primary aluminum of approximately $.86 per pound.

Revenue from fabricated aluminum products increased in 1995 compared to 1994 due to higher average realized prices, partially offset by lower shipments for most of these products.

OPERATING INCOME (LOSS)
Bauxite and alumina. The bauxite and alumina segment had an operating loss of $10.7 million in 1996, compared to operating income of $37.2 million in 1995 and $5.6 million in 1994. Operating income for 1996 for this segment of Kaiser's business declined significantly from the prior year as a result of reduced gross margins from alumina sales resulting from the previously discussed price declines and increased natural gas costs at Kaiser's Gramercy, Louisiana alumina refinery. Operating income for the year ended December 31, 1996 was also unfavorably impacted by high operating costs associated with disruptions in the power supply at Kaiser's Alpart alumina refinery, higher manufacturing costs resulting from higher market prices for fuel and caustic soda and a temporary raw material quality problem experienced at Kaiser's Gramercy facility. In 1995 compared to 1994, operating income increased principally due to higher revenue, partially offset by the effect of the strikes and boiler failure.

Aluminum processing. Operating income for the aluminum processing segment was $114.4 million in 1996, compared to operating income of $179.3 million in 1995 and an operating loss of $55.9 million in 1994. Operating income for the aluminum processing segment for 1996 was impacted by approximately $5.6 million of scheduled non-recurring maintenance costs at Kaiser's Trentwood, Washington rolling mill facility, offset by $11.5 million ($7.2 million on an after-tax basis) of reduced operating costs resulting from the non-cash settlement in December 1996 of certain tax matters. Operating results improved in 1995 compared to 1994, principally due to higher revenue, partially offset by the effect of the USWA strike.

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS AND EXTRAORDINARY ITEM Income before income taxes, minority interests and extraordinary item for 1996 declined as compared to 1995 as a result of lower operating income as previously described and expenses associated with Kaiser's new micromill facility. Income before income taxes, minority interests and extraordinary item for 1995, as compared to the loss for 1994, resulted from the improvement in operating income previously described, partially offset by other charges, principally related to the establishment of additional litigati on reserves.

As described in Note 1 to the Consolidated Financial Statements, Kaiser's cumulative losses in 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions, eliminated Kaiser's equity with respect to its common stock; accordingly, since 1993 the Company has recorded 100% of Kaiser's earnings and losses, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7 to the Consolidated Financial Statements) and will continue to do so until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

FOREST PRODUCTS OPERATIONS

The Company's forest products operations are conducted by MGI. MGI conducts its operations primarily through its subsidiaries, Pacific Lumber and Britt. MGI's business is seasonal in that the forest products business generally experiences lower first quarter sales due largely to the general decline in construction-related activity during the winter months. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

Old growth trees constitute Pacific Lumber's principal source of upper grade redwood lumber. Due to the severe restrictions on Pacific Lumber's ability to harvest virgin old growth timber on its property, Pacific Lumber's supply of upper grade lumber has decreased in some premium product categories. Furthermore, logging costs have increased primarily due to the harvest of smaller diameter logs and, to a lesser extent, compliance with environmental regulations relating to the harvesting of timber and litigation costs incurred in connection with certain timber harvesting plans ("THPs") filed by Pacific Lumber. Pacific Lumber has been able to lessen the impact of these factors by augmenting its production facilities to increase its recovery of upper grade lumber from smaller diameter logs and by increasing production capacity for manufactured upper grade lumber products through its end and edge glue facility (which was expanded during 1994). At this facility, knot-free pieces of lumber are assembled into wider or longer pieces. This manufactured lumber results in a significant increase in lumber recovery and produces a standard size upper grade product which is sold at a premium price compared to common grade products of similar dimensions. Pacific Lumber has also increased shipments of air seasoned, primed and specialty cut lumber which are examples of value added products. Additionally, Pacific Lumber has instituted a number of measures at its sawmills during the past several years designed to enhance the efficiency of its operations, such as expansion of its manufactured lumber facilities and other improvements in lumber recovery, automated lumber handling and the modification of its production scheduling to maximize cogeneration power revenues, and installation of a lumber remanufacturing facility at its Fortuna lumber mill. However, unless Pacific Lumber is able to sustain the harvest level of old growth trees, Pacific Lumber expects that its production of premium upper grade lumber products will decline and that its manufactured lumber products will constitute a higher percentage of its shipments of upper grade lumber products. See also "-Trends-Forest Products Operations."

The following table presents selected operational and financial information for the years ended December 31, 1996, 1995 and 1994 for the Company's forest products operations.

                                                               Years Ended December 31,
                                                          ---------------------------------
(In millions of dollars, except shipments and prices)        1996        1995         1994
-----------------------------------------------------     ---------------------------------
Shipments:
   Lumber:(1)
    Redwood upper grades                                     49.7         46.5         52.9
    Redwood common grades                                   229.6        216.7        218.4
    Douglas-fir upper grades                                 10.6          7.4          8.6
    Douglas-fir common grades                                74.9         64.6         54.2
    Other                                                    17.2         11.4         12.1
                                                          -------      -------      -------
    Total lumber                                            382.0        346.6        346.2
                                                          =======      =======      =======
   Logs(2)                                                   20.1         12.6         17.7
                                                          =======      =======      =======
   Wood chips(3)                                            208.9        214.0        210.3
                                                          =======      =======      =======
Average sales price:
   Lumber:(4)
    Redwood upper grades                                  $ 1,380      $ 1,495      $ 1,443
    Redwood common grades                                     511          477          460
    Douglas-fir upper grades                                1,154        1,301        1,420
    Douglas-fir common grades                                 439          392          444
   Logs(4)                                                    477          440          615
   Wood chips(5)                                               76          102           83
Net sales:
   Lumber, net of discount                                $ 234.1      $ 211.3      $ 216.5
   Logs                                                       9.6          5.6         10.9
   Wood chips                                                15.8         21.7         17.4
   Cogeneration power                                         3.3          2.5          3.5
   Other                                                      1.8          1.5          1.3
                                                          -------      -------      -------
      Total net sales                                     $ 264.6      $ 242.6      $ 249.6
                                                          =======      =======      =======
Operating income                                          $  73.0      $  74.3      $  79.1
                                                          =======      =======      =======
Operating cash flow(6)                                    $ 100.2      $  99.6      $ 103.8
                                                          =======      =======      =======
Income (loss) before income taxes and extraordinary item  $   6.3      $   6.4      $  (5.2)
                                                          =======      =======      =======
Capital expenditures                                      $  15.2      $   9.9      $  11.3
                                                          =======      =======      =======

(1)Lumber shipments are expressed in millions of board feet.
(2)Log shipments are expressed in millions of feet, net Scribner scale.
(3)Wood chip shipments are expressed in thousands of bone dry units of 2,400 pounds.
(4)Dollars per thousand board feet.
(5)Dollars per bone dry unit.
(6)Operating income before depletion and depreciation, also referred to as "EBITDA."

NET SALES
Net sales for 1996 increased compared to 1995 principally due to higher lumber shipments in all categories and higher average realized prices for common grade lumber. Partially offsetting these improvements were lower average realized prices for upper grade redwood lumber and wood chips. Shipments of fencing and other value-added common lumber products from the Company's new remanufacturing facility were a contributing factor in the improved redwood common lumber realizations.

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

OPERATING INCOME
Operating income, after excluding from 1995 cost of sales a $1.5 million settlement of business interruption insurance claims related to an April 1992 earthquake, increased in 1996 due to the increase in net sales discussed above. Increases in costs of goods sold reflect both the impact of additional manufacturing costs attributable to the increased shipments of manufactured lumber products, higher shipments of lower margin lumber and the increasing cost of regulatory compliance for the Company's timber harvesting operations.

Operating income for 1995 decreased compared to 1994. This decrease was primarily due to the higher cost and lower sales of lumber, logs and electrical power, partially offset by increased sales and margins on wood chips. Cost of lumber sales for 1995 was unfavorably impacted by higher purchases of logs from third parties, partially offset by improved sawmill productivity.

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM
Income before income taxes for 1996 was basically flat as compared to 1995. Income (loss) before income taxes and extraordinary item increased for 1995 as compared to 1994 primarily due to higher investment, interest and other income (expense). Investment, interest and other income (expense) for 1995 includes net gains on marketable securities of $4.9 million. Investment, interest and other income (expense) for 1994 includes a loss of $21.2 million for the settlement of litigation, partially offset by the receipt of a franchise tax refund of $7.2 million (as described in Note 1 to the Consolidated Financial Statements) and net gains on marketable securities of $2.0 million.

REAL ESTATE AND OTHER OPERATIONS

                                                  Years Ended December 31,
                                               -------------------------------
(In millions of dollars)                        1996        1995         1994
---------------------------------------        -------------------------------
Net sales                                      $  88.2    $  84.8      $  84.6
Operating loss                                   (12.0)     (13.6)       (10.0)
Income (loss) before income taxes, minority
  interests and extraordinary item                13.2        (.8)        (1.5)

NET SALES
Net sales include revenues from (i) sales of developed lots, bulk acreage and real property associated with the Company's real estate developments, (ii) resort and other commercial operations conducted at certain of the Company's real estate developments, (iii) rental revenues associated with the real properties purchased from the Resolution Trust Corporation in June 1991 (the "RTC Portfolio"), and (iv) beginning in the fourth quarter of 1995, revenues from Sam Houston Race Park, Ltd. ("SHRP, Ltd."), a Texas limited partnership which owns and operates a Class 1 horse racing facility in Houston, Texas (see "-Financial Condition and Investing and Financing Activities-Real Estate and Other Operations"). Net sales do not include any amounts from the sale of income producing properties, such as the hotel and other resort-related assets owned by Palmas del Mar, and the RTC Portfolio properties and loans, which are recorded net of costs as investment, interest and other income. As of December 31, 1996 the RTC Portfolio consisted of two loans and six properties which had an aggregate net book value of $15.6 million.

Net sales for 1996 include $20.8 million of revenues attributable to a full year of the operations of SHRP, Ltd. which more than offset lower real estate revenues as compared to 1995. The Company began consolidating SHRP, Ltd.'s results in October 1995. Net sales attributable to 1996 real estate operations of $67.4 million decreased from $79.7 million in 1995 due to lower 1996 sales of real property in the Fountain Hills, Arizona development and lower RTC Portfolio revenues due to the sale of a substantial number of these properties during 1996 and prior periods.

Net sales for 1995 were essentially unchanged from 1994. The inclusion of revenues in the fourth quarter of 1995 from SHRP, Ltd. and a bulk sale of Texas acreage were offset by a decrease in rental revenues from the RTC Portfolio due to the sale of some of those properties.

OPERATING LOSS
The operating loss for 1996 decreased as compared to 1995, principally due to lower selling, general and administrative expenses offset in part by lower margins on sales of real property and $1.9 million of operating losses in 1996 attributable to SHRP, Ltd. The operating loss for 1995 increased as compared to 1994, primarily due to a $4.0 million writedown of certain real property to its estimated net realizable value, partially offset by a bulk sale of acreage in Texas.

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS AND EXTRAORDINARY ITEM Income before income taxes, minority interests and extraordinary item for 1996 improved compared to 1995 primarily due to 1996 gains of $19.9 million from the sale of RTC properties and mortgage notes and $4.8 million from the sale of a hotel and other resort-related assets at Palmas del Mar. Net proceeds from these sales were $36.0 million and $7.5 million, respectively. Additionally, investment income for 1996 includes income derived from lot sales and operations at SunRidge Canyon, the Company's 50%-owned joint venture in Arizona. Interest expense for 1996 includes interest on SHRP Ltd.'s Senior Secured Extendible Notes (see Note 4 to the Consolidated Financial Statements).

The loss before income taxes, minority interests and extraordinary item for 1995 decreased as compared to 1994, primarily due to higher investment, interest and other income and lower interest expense, partially offset by the increased operating loss discussed above. Investment, interest and other income includes a 1995 pre-tax gain of $10.5 million resulting from the sale of five real properties and one loan from the RTC Portfolio for $25.5 million, and 1994 pre-tax gains of $7.3 million resulting from the sale of two real properties and one loan from the RTC Portfolio for $14.2 million.

OTHER ITEMS NOT DIRECTLY RELATED TO INDUSTRY SEGMENTS

                                                     Years Ended December 31,
                                                -------------------------------
(In millions of dollars)                         1996        1995         1994
---------------------------------------         -------------------------------
Operating loss                                  $  (33.4)  $  (19.6)   $ (11.5)
Loss before income taxes, minority
  interests and extraordinary item                 (39.2)     (19.8)     (19.3)

OPERATING LOSS
The operating loss represents corporate general and administrative expenses that are not attributable to the Company's industry segments. The operating loss for 1996 increased from 1995 principally due to accruals of $23.1 million for certain legal contingencies (see Note 9 to the Consolidated Financial Statements). The operating loss for 1995 increased compared to 1994 primarily due to a $2.5 million increase in costs attributable to phantom share rights previously granted to certain employees which were exercised in 1995 and a $6.1 million charge for the cost of certain litigation. See Note 8 to the Consolidated Financial Statements.

LOSS BEFORE INCOME TAXES, MINORITY INTERESTS AND EXTRAORDINARY ITEM
The loss before income taxes, minority interests and extraordinary item includes operating losses, investment, interest and other income (expense) and interest expense, including amortization of deferred financing costs, that are not attributable to the Company's industry segments. The loss for 1996 increased compared to 1995 primarily due to the increased operating loss. The loss for 1995 increased compared to 1994 primarily due to the increased operating loss, partially offset by higher investment, interest and other income. Investment, interest and other income (expense) for 1994 includes the equity in losses of affiliates attributable to the Company's equity interest in SHRP, Ltd. offset by net gains on marketable securities. Affiliates of the Company held an equity interest in SHRP, Ltd. of approximately 29.7% until October 1994, when, as a result of an additional capital contribution of $5.6 million, the Company's interest increased to approximately 45%. The Company obtained a majority interest in SHRP, Ltd. upon its emergence from Chapter 11 bankruptcy proceedings on October 6, 1995 and currently owns an 88.5% interest. See "-Financial Condition and Investing and Financing Activities-Real Estate and Other Operations."

CREDIT (PROVISION) FOR INCOME TAXES
The Company's credit (provision) for income taxes differs from the federal statutory rate due principally to (i) revision of prior years' tax estimates and other changes in valuation allowances, (ii) percentage depletion, and (iii) foreign, state and local taxes, net of related federal tax benefits. Revision of prior years' tax estimates includes amounts for the reversal of reserves which the Company no longer believes are necessary. The Company's credit (provision) for income taxes for 1996, 1995 and 1994 reflect benefits of $40.8 million, $20.0 million and $20.1 million, respectively, for such reversals of reserves.

MINORITY INTERESTS
Minority interests represent the minority stockholders' interest in the Company's aluminum operations and, with respect to periods after October 6, 1995, the minority partners' interest in SHRP, Ltd.

EXTRAORDINARY ITEM
The refinancing activities of Kaiser during the first quarter of 1994, as described in Note 4 to the Consolidated Financial Statements, resulted in an extraordinary loss of $5.4 million, net of benefits for income taxes of $2.9 million, consisting primarily of the write-off of unamortized deferred financing costs on Kaiser's previous credit agreement.

FINANCIAL CONDITION AND INVESTING AND FINANCING ACTIVITIES
Since 1993, subsidiaries of the Company's aluminum operations and forest products operations have completed a number of transactions designed to enhance their liquidity, significantly extend their debt maturities and lower their interest costs. Collectively, these transactions included public offerings for approximately $1.8 billion of debt securities, approximately $220.0 million of additional equity capital and the increase in borrowing capacity of revolving credit facilities. The following should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

PARENT COMPANY AND MGHI

FINANCING ACTIVITIES AND LIQUIDITY
The Company conducts its operations primarily through its subsidiaries. Creditors of and holders of minority interests in subsidiaries of the Company have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company. As of December 31, 1996, the indebtedness of the subsidiaries and the minority interests reflected on the Company's Consolidated Balance Sheet were $1,908.9 million and $219.8 million, respectively. Certain of the Company's subsidiaries, principally Kaiser and MGHI (and in turn MGHI's subsidiaries), are restricted by their various debt agreements as to the amount of funds that can be paid in the form of dividends or loaned to the Company. The most restrictive covenants governing debt of the Company's real estate and other subsidiaries would not restrict payment to the Company of all available cash and unused borrowing availability for such subsidiaries which together were approximately $12.8 million as of December 31, 1996.

KACC's 1994 Credit Agreement (as amended, the "KACC Credit Agreement") contains covenants which, among other things, preclude Kaiser from paying any dividends with respect to its common stock and restrict transactions between Kaiser and its affiliates. The indentures governing KACC's 9 7/8% Senior Notes due 2002 (the "KACC 9 7/8% Senior Notes"), KACC's 12 3/4% Senior Subordinated Notes due 2003 (the "KACC Senior Subordinated Notes") and KACC's 10 7/8% Senior Notes due 2006 (the "KACC 10 7/8% Senior Notes" and together with the KACC 9 7/8% Senior Notes and KACC Senior Subordinated Notes, the "KACC Notes") contain covenants which restrict, among other things, KACC's ability to incur debt and liens, make investments, undertake transactions with affiliates and pay dividends.

MGHI was formed on November 4, 1996, to facilitate the offering of the $130.0 million aggregate principal amount of 12% Senior Secured Notes due 2003 (the "MGHI Notes"). The Company has guaranteed the MGHI Notes on a senior, unsecured basis. Subsequent to its formation, MGHI received, as a capital contribution from the Company, 100% of the capital stock of MGI and 27,938,250 shares of Kaiser common stock representing a 34.6% interest in Kaiser on a fully diluted basis. As a result of these transactions, the Company's direct interest in Kaiser became 27.3%. These shares of Kaiser common stock (the "Pledged Shares") are pledged as security for MGI's 11 1/4% Senior Secured Notes due 2003 and 12 1/4% Senior Secured Discount Notes due 2003 (collectively, the "MGI Notes"). Furthermore, MGHI has agreed to pledge up to 16,055,000 of such Pledged Shares as security for the MGHI Notes should they be released from the pledge for the MGI Notes due to an early retirement (except by reason of a refinancing) of the MGI Notes. MGHI has also pledged the capital stock of MGI as security for the MGHI Notes. Net proceeds of $125.0 million received from the offering of the MGHI Notes were loaned to the Company pursuant to an intercompany note (the "Intercompany Note") which is pledged to secure the MGHI Notes. The Intercompany Note bears interest at the rate of 11% per annum (payable semi-annually on the interest payment dates applicable to the MGHI Notes) and matures in 2003. In January 1997, the Company used the proceeds from the Intercompany Note to redeem its 12 1/2% Subordinated Debentures and 14% Senior Subordinated Reset Notes together with accrued interest thereon for $43.3 million. The Company expects to use the remaining proceeds of the loan for general corporate purposes, including possible repurchases of its common stock.

The indenture governing the MGHI Notes contains various covenants which, among other things, limit the payment of dividends and restrict transactions between MGHI and its affiliates. Except for a portion of possible proceeds from the Headwaters Agreement (see "-Trends-Forest Products Operations-Headwaters Agreement" below), the Company does not expect to receive dividends from MGHI during the next several years.

The indenture governing the public indebtedness of MGI (the "MGI Indenture") restricts the payment of dividends to MGHI. Except for a portion of possible proceeds from the Headwaters Agreement, MGHI does not expect to receive a significant amount of cash dividends from MGI for the next several years. The Company therefore expects that MGHI will be primarily dependent upon cash interest payments in respect of the Intercompany Note to service the MGHI Notes. See "-Forest Products Operations-Financing Activities and Liquidity" for further information concerning the MGI Indenture, dividends paid by MGI and related information.

Although there are no restrictions on the Company's ability to pay dividends on its capital stock, the Company has not paid any dividends for a number of years and has no present intention to do so. The Company has stated that, from time to time, it may purchase its common stock on national exchanges or in privately negotiated transactions. During 1996, the Company purchased 44,600 shares of its common stock for $1.8 million.

On June 28, 1996, the Company entered into an agreement with the Custodial Trust Company providing for up to $25.0 million in borrowings ("the Custodial Trust Agreement"). Any amounts drawn would be secured by Kaiser common stock owned directly by the Company (or such other marketable securities acceptable to the lender) with an initial market value (as defined therein) of approximately three times the amount borrowed. Borrowings under this agreement would bear interest at the prime rate plus 1/2% per annum. The Custodial Trust Agreement provides for a revolving credit arrangement during the first year of the agreement. Any borrowings outstanding on June 28, 1997 convert into a term loan maturing on June 28, 1998. No borrowings were outstanding as of December 31, 1996.

In March 1997, the Company applied to the Securities and Exchange Commission for withdrawal of its outstanding shelf registration statement relating to $200.0 million of debt securities. Kaiser has an effective shelf registration statement covering the offering of up to 10 million shares of Kaiser common stock owned by the Company.

During the three years ended December 31, 1996, the Company's corporate general and administrative expenses, net of cost reimbursements from its subsidiaries, have ranged between $11.0 million and $33.0 million per year. The Company's corporate general and administrative expenses for 1996 included a $23.1 million charge for certain legal contingencies, of which a substantial portion related to legal fees and expenses that the Company may incur in connection with the OTS and FDIC matters described in Note 9 to the Consolidated Financial Statements. The Company expects that its general and administrative costs, net of cost reimbursements from subsidiaries and excluding expenses related to legal contingencies, will range from $9 million to $12 million for the next year. Although the Company cannot predict when or whether the expenses represented by the 1996 accrual for legal contingencies will be incurred, there can be no assurance that such accrual will be adequate or that the Company's cash requirements for its corporate general and administrative expenses will not increase.

The Company has realized a substantial portion of its cash flows during the past several years from the sale of real property and loans from the RTC Portfolio. From 1992 to 1996, an aggregate of approximately $41.7 million in loans (which represented thirteen loans) were sold or paid off and thirty-six properties were sold for aggregate consideration of approximately $182.4 million. These transactions resulted in aggregate gains of $97.3 million. As of December 31, 1996, two loans resulting from property sales and six properties having an aggregate net book value of $15.6 million, were held. These assets are being managed and marketed for sale. The Company does not expect that real estate operations will be able to generate distributable cash flows during the next several years at or near recent historical levels.

As of December 31, 1996, the Company (excluding its subsidiaries) had cash and marketable securities of approximately $188.4 million of which $43.3 million was expended in January 1997 to retire all of the Company's outstanding public indebtedness (see above). The Company believes that its existing resources, together with the cash available from subsidiaries and other sources of financing, will be sufficient to fund its working capital requirements for the next year. With respect to its long-term liquidity, the Company believes that its existing cash and cash resources, together with the cash proceeds from the sale of assets and distributions from its subsidiaries should be sufficient to meet its working capital requirements. However, there can be no assurance that the Company's cash resources, together with the cash proceeds from the sale of assets, distributions from its subsidiaries and other sources of financing, will be sufficient for such purposes. Any adverse outcome of the litigation described below could materially adversely affect the Company's consolidated financial position, results of operations or liquidity.

INVESTING ACTIVITIES
During 1994, the Company sold 1,239,400 of Kaiser's Depositary Shares (as defined in "-Aluminum Operations" below) for aggregate net proceeds of $10.3 million. The Company sold its remaining 893,550 of Depositary Shares during the first six months of 1995 for aggregate net proceeds of $7.6 million. See Note 7 to the Consolidated Financial Statements.

On October 6, 1995, wholly owned subsidiaries of the Company made investments in SHRP, Ltd. of approximately $8.7 million, consisting of land, cash ($5.8 million) and other assets. In an unrelated transaction, on October 20, 1995, the Company purchased, for $7.3 million, $14.6 million aggregate initial principal amount of SHRP, Ltd.'s 11% Senior Secured Extendible Notes (the "SHRP Notes"). On February 12, 1997, the Company purchased an additional $11.0 million aggregate initial principal amount of SHRP Notes for $5.9 million. See "-Real Estate and Other Operations."

CONTINGENCIES
On December 26, 1995, the United States Department of Treasury's Office of Thrift Supervision ("OTS") initiated a formal administrative proceeding against the Company and others by filing a Notice of Charges (the "Notice"). The Notice alleges, among other things, misconduct by the Company, Federated Development Company ("Federated"), Mr. Charles Hurwitz and others (the "respondents") with respect to the failure of United Savings Association of Texas ("USAT"), a wholly owned subsidiary of United Financial Group Inc. ("UFG"). The Notice claims that the Company was a savings and loan holding company, that with others it controlled USAT, and that it was therefore obligated to maintain the net worth of USAT. The OTS, among other things, seeks unspecified damages in excess of $138.0 million from the Company and Federated as well as civil money penalties.

On August 2, 1995, the Federal Deposit Insurance Corporation ("FDIC") filed a civil action entitled Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz (No. H-95-3956) (the "FDIC action") in the U.S. District Court for the Southern District of Texas. The Court has joined the OTS as a party to the FDIC action and granted the motions to intervene filed by the Company and three other respondents in the OTS administrative proceeding. The OTS is seeking to be dismissed from the FDIC action. On January 15, 1997, the FDIC filed an amended complaint which seeks, conditioned on the OTS prevailing in its administrative proceeding, unspecified damages from Mr. Hurwitz relating to amounts the OTS does not collect from the Company and Federated with respect to alleged obligations to maintain USAT's net worth.

The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can, under certain circumstances, include amounts other than defense costs, including judgments and settlements. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from the OTS and FDIC matters. Accordingly, it is impossible to assess the ultimate outcome of the foregoing matters or their potential impact on the Company's consolidated financial position, results of operations or liquidity. See Note 9 to the Consolidated Financial Statements for further discussion of these matters.

ALUMINUM OPERATIONS

FINANCING ACTIVITIES AND LIQUIDITY
Note 4 to the Consolidated Financial Statements contains a listing of Kaiser's indebtedness and information concerning certain restrictive debt covenants. As further described in Note 10 to the Consolidated Financial Statements, KACC from time to time enters into primary aluminum and energy hedging transactions in the ordinary course of business which are designed to mitigate Kaiser's exposure to unfavorable price changes, while retaining some ability to participate in any favorable pricing environments that may materialize.

During the fourth quarter of 1996 KACC sold a total $225.0 million principal amount of KACC 10 7/8% Senior Notes. The KACC 10 7/8% Senior Notes rank pari passu with the indebtedness under the KACC Credit Agreement and the KACC 9 7/8% Senior Notes (each defined below) and are guaranteed on a senior, unsecured basis by certain of KACC's subsidiaries.

On February 17, 1994, Kaiser and KACC entered into the KACC Credit Agreement: a five year credit agreement under which KACC is able to borrow by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable plus eligible inventory. As of February 14, 1997, $271.9 million (of which $71.9 million could have been used for letters of credit) was available to KACC under the KACC Credit Agreement. The KACC Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. The KACC Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business.

The declaration and payment of dividends by KACC on shares of its common stock is also subject to certain covenants contained in the indentures for the KACC 9 7/8% Senior Notes, the KACC 10 7/8% Senior Notes, and the KACC Senior Subordinated Notes. These indentures also limit, among other things, the ability of KACC to incur debt and liens, make investments and undertake transactions with affiliates.

At December 31, 1996, Kaiser had working capital of $414.3 million, compared with working capital of $331.7 million at December 31, 1995. The increase in working capital was due primarily to an increase in cash and cash equivalents as a result of the debt offerings discussed below. Kaiser believes that its existing cash resources, together with cash flows from operations and borrowings under the 1994 KACC Credit Agreement, will be sufficient to satisfy its working capital and capital expenditure requirements for the next year. With respect to long-term liquidity, Kaiser believes that operating cash flows, together with the ability to obtain both short- and long-term financing, should provide sufficient funds to meet its working capital and capital expenditure requirements.

CAPITAL STRUCTURE
The Company owns approximately 61.9% of Kaiser's common stock, par value $.01 per share (the "Kaiser Common Stock"), assuming the conversion of each outstanding share of Kaiser's 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES") into one share of Kaiser Common Stock. The remaining approximately 38% of Kaiser's Common Stock is publicly held.

In addition to the shelf registration covering 10 million shares of Kaiser common stock owned by the Company discussed above, Kaiser has an effective shelf registration statement covering the offering of up to $150.0 million of Kaiser equity securities.

On December 31, 1997, unless either previously redeemed by Kaiser or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into one share of Kaiser's common stock, subject to adjustment in certain events.

In February 1996, Kaiser proposed a recapitalization which would have provided for two separate classes of common stock with different voting rights; however, the proposed recapitalization was abandoned as a result of an unfavorable court ruling in a suit that had challenged the proposal. See Note 7 to the Consolidated Financial Statements.

INVESTING ACTIVITIES
Kaiser's capital expenditures of $319.9 million during the three years ended December 31, 1996 (of which $23.2 million was funded by Kaiser's minority partners in certain foreign joint ventures) were made primarily to construct new facilities, improve production efficiency, reduce operating costs, and expand capacity at existing facilities. Total consolidated capital expenditures were $161.5 million in 1996, compared with $88.4 million in 1995 and $70.0 million in 1994 (of which $7.4 million, $8.3 million and $7.5 million were funded by the minority partners in certain foreign joint ventures in 1996, 1995, and 1994, respectively). A substantial portion of the increase in capital expenditures in 1996 over prior year's level is attributable to the development and construction of Kaiser's proprietary micromill technology for the production of can sheet from molten metal. The first micromill, which was constructed in Nevada during 1996 as a demonstration and production facility, achieved operational start-up by year-end 1996. Kaiser expects that the Nevada micromill will be in a start-up mode for the first half of 1997 and will be able to commence limited product shipments to customers in the second half of 1997.

Kaiser's total capital expenditures are expected to be between $70.0 million and $140.0 million per annum in each of 1997 through 1999 (of which approximately 7% is expected to be funded by Kaiser's minority partners in certain foreign joint ventures). Kaiser continues to evaluate numerous domestic and international projects all of which require substantial capital.

ENVIRONMENTAL CONTINGENCIES
Kaiser and KACC are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and regulations, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. At December 31, 1996, the balance of such accruals, which are primarily included in other noncurrent liabilities, was $33.3 million. Further, Kaiser believes it is reasonably possible that these costs could exceed the accrual by $24.0 million. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on Kaiser's consolidated financial position, results of operations, or liquidity. See Note 9 to Consolidated Financial Statements for further information regarding these contingencies.

ASBESTOS CONTINGENCIES
KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. Based on past experience, and reasonably anticipated future activity, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims, at December 31, 1996 Kaiser has an accrual of $136.7 million, before consideration of insurance recoveries, for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. Kaiser believes, based on prior insurance-relate d recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges LLP with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, at December 31, 1996 an estimated aggregate insurance recovery of $109.8 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in other assets. While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, Kaiser believes that, based on the factors discussed above and the information in Note 9 to the Consolidated Financial Statements, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on its consolidated financial position, results of operations, or liquidity.

FOREST PRODUCTS OPERATIONS

FINANCING ACTIVITIES AND LIQUIDITY
As of December 31, 1996, MGI and its subsidiaries had consolidated working capital of $131.4 million and long-term debt of $729.8 million (net of current maturities and restricted cash deposited in a liquidity account for the benefit of the holders of the Timber Notes) as compared to $124.2 million and $732.9 million, respectively at December 31, 1995. The decrease in long-term debt was primarily due to principal payments on the 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes"). MGI and its subsidiaries anticipate that cash from operations, together with existing cash, marketable securities and available sources of financing, will be sufficient to fund their working capital and capital expenditure requirements for the next year. With respect to their long-term liquidity, MGI and its subsidiaries believe that their existing cash and cash equivalents, together with their ability to generate sufficient levels of cash from operations and their ability to obtain both short- and long-term financing, should provide sufficient funds to meet their working capital and capital expenditure requirements. However, due to their highly leveraged condition, MGI and its subsidiaries (and in turn MGHI) are more sensitive than less leveraged companies to factors affecting their operations, including governmental regulation affecting their timber harvesting practices (see "-Trends" below), increased competition from other lumber producers or alternative building products and general economic conditions.

MGI. Creditors of MGI's subsidiaries have priority with respect to the assets, cash flows and earnings of such subsidiaries over the claims of the creditors of MGI, including the holders of the MGI Notes. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinate to the liabilities of MGI's subsidiaries, which include the Timber Notes and the 10 1/2% Pacific Lumber Senior Notes due 2003 (the "Pacific Lumber Senior Notes"). As of December 31, 1996, the indebtedness of the subsidiaries of MGI was $571.9 million, of which $235.0 million was attributable to the Pacific Lumber Senior Notes and $336.1 million was attributable to the Timber Notes. The MGI Indenture contains various covenants which, among other things, limit the ability to incur additional indebtedness and liens, to engage in transactions with affiliates, to pay dividends and to make investments. MGI paid dividends of $4.8 million during 1995 and $3.9 million during 1996. MGI did not pay any dividends in 1994. As of December 31, 1996, $0.5 million of dividends could be paid by MGI.

Substantially all of MGI's consolidated assets are owned by Pacific Lumber and a significant portion of Pacific Lumber's consolidated assets are owned by Scotia Pacific Holding Company ("Scotia Pacific"). Moreover, Pacific Lumber is dependent upon Scotia Pacific for a substantial portion of its log requirements. The holders of the Timber Notes have priority over the claims of creditors of Pacific Lumber with respect to the assets and cash flows of Scotia Pacific, and the holders of the Pacific Lumber Senior Notes have priority over the claims of creditors of MGI with respect to the assets and cash flows of Pacific Lumber. In the event Scotia Pacific's cash flows are not sufficient to generate distributable funds to Pacific Lumber, Pacific Lumber would effectively be precluded from distributing funds to MGI, and MGI's ability to pay interest on the MGI Notes and its other indebtedness would also be materially impaired. MGI is dependent upon its existing cash resources and dividends from Pacific Lumber and Britt to meet its financial and debt service obligations as they become due. MGI expects that Pacific Lumber will provide a major portion of its future operating cash flow.

The indentures governing the Pacific Lumber Senior Notes, the Timber Notes (the "Timber Note Indenture") and Pacific Lumber's revolving credit agreement (as amended and restated, the "Pacific Lumber Credit Agreement") contain various covenants which, among other things, limit the ability to incur additional indebtedness and liens, to engage in transactions with affiliates, to pay dividends and to make investments. Pacific Lumber can pay dividends in an amount that is generally equal to 50% of Pacific Lumber's consolidated net income plus depletion and cash dividends received from Scotia Pacific, exclusive of the net income and depletion of Scotia Pacific as long as any Timber Notes are outstanding. During the years ended December 31, 1996, 1995 and 1994, Pacific Lumber paid an aggregate of $20.5 million, $22.0 million and $24.5 million of dividends, respectively. As of December 31, 1996, under the most restrictive of these covenants, approximately $17.2 million of dividends could be paid by Pacific Lumber. Additionally, Britt paid dividends of $6.0 million, $6.0 million and $1.8 million, for the years ended December 31, 1996, 1995 and 1994, respectively, and as of December 31, 1996, Britt could pay approximately $4.1 million of dividends.

As of December 31, 1996, MGI (excluding Pacific Lumber and its subsidiary companies) had cash and marketable securities of approximately $77.8 million. MGI believes, although there can be no assurance, that the aggregate dividends which will be available to it from Pacific Lumber and Britt, during the period in which cash interest will not be payable on the MGI Discount Notes, will exceed MGI's cash interest payments on the MGI Senior Notes. When cash interest payments on the MGI Discount Notes commence on February 1, 1999, MGI believes that it should be able to make such cash interest payments out of its then existing cash resources and from cash expected to be available to it from Pacific Lumber and Britt.

Pacific Lumber. During the years ended December 31, 1996, 1995 and 1994, Pacific Lumber's operating income before depletion and depreciation ("operating cash flow") amounted to $93.9 million, $90.5 million and $95.9 million, respectively, which exceeded interest expense in respect of all of its indebtedness in those years by $39.5 million, $35.0 million and $39.8 million, respectively. Pacific Lumber is dependent upon Scotia Pacific for the logs from which it generates a substantial portion of its operating cash flow. Pacific Lumber believes that its level of operating cash flow and available sources of financing will enable it to meet its working capital and capital expenditure requirements for the next year. With respect to long-term liquidity, Pacific Lumber believes that its ability to generate sufficient levels of cash from operations, and its ability to obtain both short and long-term financing should provide sufficient funds to meet its working capital and capital expenditure requirements.

Under the terms of the Timber Note Indenture, Scotia Pacific will not have available cash for distribution to Pacific Lumber unless Scotia Pacific's cash flow from operations exceeds the amounts required by the Timber Note Indenture to be reserved for the payment of current debt service (including interest, principal and premiums) on the Timber Notes, capital expenditures and certain other operating expenses. Once appropriate provision is made for current debt service on the Timber Notes and expenditures for operating and capital costs, and in the absence of certain Trapping Events (as defined in the Timber Note Indenture) or outstanding judgments, the Timber Note Indenture does not limit monthly distributions of available cash from Scotia Pacific to Pacific Lumber. Accordingly, Pacific Lumber expects that once Scotia Pacific's debt service, operating and capital expenditure requirements have been met, substantially all of Scotia Pacific's available cash will be periodically distributed to Pacific Lumber. Scotia Pacific paid $76.9 million, $59.0 million and $88.9 million of dividends to Pacific Lumber during the years ended December 31, 1996, 1995 and 1994, respectively.

Borrowings under the Pacific Lumber Credit Agreement, which expires on May 31, 1999, are secured by Pacific Lumber's trade receivables and inventories, with interest currently computed at the bank's reference rate plus 1 1/4% or the bank's offshore rate plus 2 1/4%. The Pacific Lumber Credit Agreement provides for borrowings of up to $60.0 million, of which $15.0 million may be used for standby letters of credit and $30.0 million is restricted to acquisition of timberlands. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of December 31, 1996, $47.0 million of borrowings was available under the Pacific Lumber Credit Agreement, of which $4.7 million was available for letters of credit and $30.0 million was restricted to timberland acquisitions. No borrowings were outstanding as of December 31, 1996, and letters of credit outstanding amounted to $10.3 million. The Pacific Lumber Credit Agreement con tains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

INVESTING
Capital expenditures during 1994-1996 were made to improve production efficiency, reduce operating costs and, to a lesser degree, acquire additional timberlands. MGI's consolidated capital expenditures were $15.2 million, $9.9 million and $11.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. Capital expenditures, excluding expenditures for timberlands, are expected to be $12.0 million in 1997 and are estimated to be between $10.0 million and $15.0 million per year for the 1998-1999 period. Pacific Lumber may purchase additional timberlands from time to time as appropriate opportunities arise, and such purchases could exceed the historically modest levels of such acquisitions.

REAL ESTATE AND OTHER OPERATIONS

FINANCING ACTIVITIES AND LIQUIDITY
As of December 31, 1996, the Company's real estate and other subsidiaries had approximately $11.1 million available for use under the MCOP Credit Agreement (defined below), all of which could be borrowed and distributed to the Company. The Company believes that the existing cash and credit facilities of its real estate and other subsidiaries are sufficient to fund the working capital and capital expenditure requirements of such subsidiaries for the next year. With respect to the long-term liquidity of such subsidiaries, the Company believes that their ability to generate cash from the sale of their existing real estate, together with their ability to obtain financing, should provide sufficient funds to meet their working capital and capital expenditure requirements.

On July 15, 1995, a real estate subsidiary of the Company, MCO Properties Inc. ("MCOP"), amended and restated its revolving credit agreement with a bank which will expire on May 15, 1998 (the "MCOP Credit Agreement"). Borrowings under the MCOP Credit Agreement are secured primarily by (i) MCOP's eligible receivables and real estate held for investment or development and sale, (ii) MCOP's pledge of the common stock of certain of its subsidiaries, and (iii) the guarantee of certain of MCOP's subsidiaries an d the Company. Further, the Company has pledged MCOP's common stock as additional security. Interest is computed at the bank's prime rate plus 1/2% or the bank's Eurodollar rate plus 2 3/4%. The MCOP Credit Agreement contains various covenants including a minimum net worth requirement and limitations on the payment of dividends (neither of which the Company believes is material), investments and the incurrence of indebtedness. The MCOP Credit Agreement provides for borrowings of up to $14.0 million, of which $8.5 million may be used for standby letters of credit. The available credit is subject to borrowing base limitation calculations. As of December 31, 1996, $11.1 million of borrowings was available under the MCOP Credit Agreement; there were no outstanding borrowings, and letters of credit outstanding amounted to $1.1 million.

INVESTING
In July 1993, the Company, through various subsidiaries, acquired various interests (which totaled approximately 29.7%) in SHRP, Ltd. for $9.1 million. The Company increased its equity interest in SHRP, Ltd. to 45.0% as a result of a $5.6 million capital contribution in October 1994. On April 17, 1995, SHRP, Ltd. and certain affiliates (collectively, the "Debtors"), filed voluntary petitions seeking to reorganize under the provisions of Chapter 11 of the United States Bankruptcy Code. On September 22, 1995, the bankruptcy plan of the Debtors (the "Plan") was confirmed and on October 6, 1995, the transactions called for by the Plan were completed.

A new investor group (the "New SHRP Investor Group") made a capital contribution of cash in the aggregate amount of $5.9 million (wholly owned subsidiaries of the Company contributed $5.8 million) to SHRP, Ltd. Additionally, a wholly owned subsidiary of the Company contributed an adjoining approximately 87-acre tract of land (with a fair market value of $2.3 million). The new managing general partner of the reorganized SHRP, Ltd. is SHRP General Partner, Inc., a wholly owned subsidiary of the Company (the "SHRP Managing General Partner"). In an unrelated transaction, on October 20, 1995, the Company purchased for $7.3 million certain of the 11% Senior Secured Extendible Notes due 2001 of SHRP (the "SHRP Notes") and the corresponding shares of common stock of SHRP Equity, Inc. (an additional general partner of the reorganized SHRP, Ltd.) to which the selling noteholder was entitled. On February 12, 1997, the Company purchased an additional amount of the SHRP Notes and the corresponding shares of common stock of SHRP Equity, Inc. for $5.9 million. After giving effect to these transactions, wholly owned subsidiaries of the Company hold, directly or indirectly, approximately 88.5% of the equity in the reorganized SHRP, Ltd.

SHRP, Ltd. has sustained substantial operating losses since it began operations in April 1994. At December 31, 1996, SHRP, Ltd. had cash and cash equivalents of $2.6 million and a line of credit from its partners of $1.7 million, substantially all of which is the Company's portion. SHRP, Ltd. projects a loss from operations for the next two years. In the event that the existing cash resources of SHRP, Ltd. and the line of credit are inadequate to support the cash flow requirements of SHRP, Ltd., alternative sources of funding will be necessary.

TRENDS

ALUMINUM OPERATIONS

PRICES
Kaiser's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree on the volume and mix of all products sold and on KACC'S hedging strategies. See Notes 1 and 10 to the Consolidated Financial Statements for a discussion of KACC's hedging activities. Primary aluminum prices have historically been subject to significant cyclical price fluctuations. During the first half of 1996 the AMT Price remained relatively stable in the $.75 per pound range. However, during the second half of the year the AMT price fell, reaching a low of $.65 per pound for October 1996, before recovering late in the year. During 1995, the AMT Price for primary aluminum was approximately $.86 per pound compared to $.72 and $.54 per pound in 1994 and 1993, respectively. The AMT Price for primary aluminum for the week ended February 14, 1997, was approximately $.75 per pound.

FOREST PRODUCTS OPERATIONS

REGULATORY AND ENVIRONMENTAL MATTERS
Pacific Lumber's operations are subject to a variety of California and federal laws and regulations dealing with timber harvesting, endangered species and critical habitat, and air and water quality. Moreover, these laws and regulations relating to Pacific Lumber's operations are modified from time to time and are subject to judicial and administrative interpretation. Compliance with such laws, regulations and judicial and administrative interpretations, together with the cost of litigation incurred in connection with certain timber harvesting operations of Pacific Lumber, have increased the cost of logging operations. Pacific Lumber is subject to certain pending matters described below, including the resolution of issues relating to the final designation of critical habitat for the marbled murrelet, which could have a material adverse effect on the consolidated financial position, results of operations or liquidity of Pacific Lumber, and in turn MGI and MGHI. There can be no assurance that certain pending or future governmental regulations, legislation or judicial or administrative decisions will not materially and adversely affect Pacific Lumber.

In May 1996, the U.S. Fish and Wildlife Service ("USFWS") published the final designation of critical habitat for the marbled murrelet (the "Final Designation"), which designated over four million acres as critical habitat for the marbled murrelet. Although nearly all of the designated habitat is public land, approximately 33,000 acres of Pacific Lumber's timberlands are included in the Final Designation, the substantial portion of such acreage being young growth timber. In order to mitigate the impact of the Final Designation, particularly with respect to timberlands occupied by the marbled murrelet, Pacific Lumber over the last few years has attempted to develop a habitat conservation plan for the marbled murrelet (the "Murrelet HCP"). Due to, among other things, the unfavorable response of the USFWS to Pacific Lumber's initial Murrelet HCP efforts, Pacific Lumber and its subsidiaries filed two actions (the "Takings Litigation") alleging that certain portions of its timberlands have been "taken" and seeking just compensation. Pursuant to an agreement entered into by Pacific Lumber, the Company, the United States and California on September 28, 1996 (the "Headwaters Agreement") described below, the Takings Litigation has been stayed by the Court at the request of the parties.

It is impossible for Pacific Lumber to determine the potential adverse effect of the Final Designation on its consolidated financial position, results of operations or liquidity until such time as various regulatory and legal issues are resolved; however, if Pacific Lumber is unable to harvest, or is severely limited in harvesting, on timberlands designated as critical habitat for the marbled murrelet, such effect could be materially adverse to Pacific Lumber. If Pacific Lumber is unable to harvest or is severely limited in harvesting, it intends to seek just compensation from the appropriate governmental agencies on the grounds that such restrictions constitute a governmental taking. There continue to be other regulatory actions and lawsuits seeking to have other species listed as threatened or endangered under the federal Endangered Species Act ("ESA") and/or the California Endangered Species Act ("CESA") and to designate critical habitat for such species. For example, the National Marine Fisheries Service ("NMFS") recently announced that by April 25, 1997, it would make a final determination concerning whether to list the coho salmon under the ESA in northern California, including, potentially, lands owned by Pacific Lumber. It is uncertain what impact, if any, such listings and/or designations of critical habitat would have on the consolidated financial position, results of operations or liquidity of Pacific Lumber, and in turn MGI and MGHI. See "-Headwaters Agreement" below for a description of certain terms of the Headwaters Agreement relating to processing and approval of a habitat conservation plan with respect to Pacific Lumber covering multiple species ("Multi-Species HCP").

In 1994, the California Board of Forestry ("BOF") adopted certain regulations regarding compliance with long-term sustained yield ("LTSY") objectives. These regulations require that timber companies project timber growth and harvest on their timberlands over a 100-year planning period and establish a LTSY harvest level that takes into account environmental and economic considerations. The sustained yield plan ("SYP") must demonstrate that the average annual harvest over any rolling ten-year period will not exceed the LTSY harvest level and that Pacific Lumber's projected timber inventory is capable of sustaining the LTSY harvest level in the last decade of the 100-year planning period. On December 17, 1996, Pacific Lumber submitted a proposed SYP to the California Department of Forestry ("CDF"). The proposed SYP sets forth an LTSY harvest level substantially the same as Pacific Lumber's average annual timber harvest over the last six years. The proposed SYP also indicates that Pacific Lumber's average annual timber harvest during the first decade of the SYP would approximate the LTSY harvest level. During the second decade of the proposed SYP, Pacific Lumber's average annual timber harvest would be approximately 8% less than that proposed for the first decade. The SYP, when approved, will be valid for ten years. Thereafter, revised SYPs will be prepared every decade that will address the LTSY harvest level based upon reassessment of changes in the resource base and protection of public resources.

The proposed SYP assumes that the transactions contemplated by the Headwaters Agreement will be consummated and that the Multi-Species HCP will permit Pacific Lumber to harvest its timberlands (including over the next two decades a substantial portion of its old growth timberlands not transferred pursuant to the Headwaters Agreement) to achieve maximum sustained yield. The SYP is subject to review and approval by the CDF, and there can be no assurance that the SYP will be approved in its proposed form. Until the SYP is reviewed and approved, Pacific Lumber is unable to predict the impact that these regulations will have on its future timber harvesting practices. It is possible that the results of the review and approval process could require Pacific Lumber to reduce its timber harvest in future years from the harvest levels set forth in the proposed SYP. Pacific Lumber believes it would be able to mitigate the effect of any required reduction in harvest level by acquisitions of additional timberlands and making corresponding amendments to its SYP; however, there can be no assurance that it would be able to do so and the amount of such acquisitions would be limited by Pacific Lumber's available financial resources. Pacific Lumber is unable to predict the ultimate impact the sustained yield regulations will have on its future financial position, results of operations or liquidity. See "-Headwaters Agreement" below for a description of certain items of the Headwaters Agreement relating to the SYP.

Various groups and individuals have filed objections with the CDF and the BOF regarding the CDF's and the BOF's actions and rulings with respect to certain of Pacific Lumber's THPs and other timber harvesting operations, and Pacific Lumber expects that such groups and individuals will continue to file such objections. In addition, lawsuits are pending or threatened which seek to prevent Pacific Lumber from implementing certain of its approved THPs or which challenge other forestry operations by Pacific Lumber. These challenges have severely restricted Pacific Lumber's ability to harvest old growth timber on its property. To date, challenges with respect to Pacific Lumber's THPs relating to young growth timber and to its other forestry operations have been limited; however, no assurance can be given as to the extent of such challenges in the future. Pacific Lumber believes that environmentally focused challenges to its timber harvesting and other operations are likely to occur in the future, particularly with respect to virgin and residual old growth timber. Although such challenges have delayed or prevented Pacific Lumber from conducting a portion of its operations, they have not had a material adverse effect on Pacific Lumber's consolidated financial position, results of operations or liquidity. Nevertheless, it is impossible to predict the future nature or degree of such challenges or their ultimate impact on the consolidated financial position, results of operations or liquidity of Pacific Lumber, and in turn MGI and MGHI.

HEADWATERS AGREEMENT
On September 28, 1996, Pacific Lumber (on behalf of itself, its subsidiaries and affiliates) and the Company (collectively, the "Pacific Lumber Parties") entered into the Headwaters Agreement with the United States and California. The Headwaters Agreement provides the framework for the acquisition by the United States and California of the approximately 5,600 acres of Pacific Lumber's timberlands commonly referred to as the Headwaters Forest and the Elk Head Springs Forest ("Headwaters Timberlands"). A substantial portion of the Headwaters Timberlands consist of virgin old growth timberlands. The Headwaters Timberlands would be transferred in exchange for (a) property and other consideration (possibly including cash) from the United States and California having an aggregate fair market value of $300 million and (b) approximately 7,775 acres of adjacent timberlands to be acquired by the United States and California ("Elk River Timberlands") from a third party. The United States and California would also acquire and retain an additional 1,900 acres of timberlands from such third party.

The Headwaters Agreement also provides, among other things, for expedited processing by the United States of an incidental take permit ("Permit") to be based upon the Multi-Species HCP covering (a) the timberlands and timber harvesting rights which Pacific Lumber will own after consumation of the Headwaters Agreement (the "Resulting Pacific Lumber Timber Property") and (b) the Headwaters Timberlands and the 1,900 acres of Elk River Timberlands retained by the United States and California (both as conserved habitat). The agreement also requires expedited processing by California of an SYP covering the Resulting Pacific Lumber Timber Property.

On December 5, 1996, the United States and California each furnished a list of properties consisting of oil and gas interests, timberlands and a variety of other real estate properties for Pacific Lumber's review and approval. In February 1997, after full and careful consideration, Pacific Lumber notified California that its presented properties were not acceptable due to, among other things, various physical problems and encumbrances on the properties, certain properties having been withdrawn by the state and public opposition to the transfer of some of the properties. Pacific Lumber also advised California that it should proceed with the steps necessary to assure that California can provide cash for its portion of the consideration to be paid to Pacific Lumber. There have been ongoing discussions between the Pacific Lumber Parties and the United States regarding the properties or other consideration to be furnished by the United States.

As part of the Headwaters Agreement, the Pacific Lumber Parties agreed to a moratorium on certain logging operations, including salvage logging (the "Moratorium"). The Moratorium was to terminate if by July 28, 1997, various closing conditions had not been met. On March 11, 1997, the Pacific Lumber Parties agreed to amend the Headwaters Agreement to extend the period of time during which these closing conditions must be met to February 17, 1998. The extension is, however, subject to the achievement of certain milestones toward completion of the Headwaters Agreement. The parties have agreed to execute an amendment to the Headwaters Agreement evidencing these modifications.

Closing of the Headwaters Agreement is subject to various conditions, including
(a) acquisition by the government of the Elk River Timberlands from a third party, (b) approval of an SYP and a Multi-Species HCP and issuance of a Permit, each in form and substance satisfactory to Pacific Lumber, (c) the issuance by the Internal Revenue Service and the California Franchise Tax Board of closing agreements in form and substance sought by and satisfactory to the Pacific Lumber Parties, (d) the absence of a judicial decision in any litigation brought by third parties that any party reasonably believes will significantly delay or impair the transactions described in the Headwaters Agreement, and (e) the dismissal with prejudice at closing of the Takings Litigation. The parties to the Headwaters Agreement are working to satisfy these conditions; however, there can be no assurance that the Headwaters Agreement will be consummated.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 1996 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 96-1 ("SOP 96-1") which provides authoritative guidance intended to improve and narrow the manner in which existing accounting literature is applied to the recognition, measurement, display, and disclosure of environmental remediation liabilities arising pursuant to existing federal, state and local laws and regulations. SOP 96-1 addresses the nature of items that are to be included in the measurement of a company's liability related to any environmental remediation efforts it is currently undertaking or required to complete in the future. In this regard, SOP 96-1 requires that all incremental direct third party costs, as well as any internal compensation costs (including benefits) for employees expected to devote a significant amount of time directly to remediation efforts, should be included in the determination of the estimated liability. The term "remediation effort" is defined in SOP 96-1 to include such things as remedial risk assessment, feasibility studies and operations and maintenance associated with corrective actions. SOP 96-1 must be adopted in the first quarter of 1997. The adoption of SOP 96-1 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of MAXXAM Inc.:

We have audited the accompanying consolidated balance sheets of MAXXAM Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity (deficit) for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAXXAM Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP


Houston, Texas
February 14, 1997


MAXXAM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

                                                                                                               December 31,
                                                                                                          -----------------------
(In millions of dollars, except share amounts)                                                              1996         1995
---------------------------------------------------------------------------------------------------       -----------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                               $   336.6     $  104.2
  Marketable securities                                                                                        50.3         45.9
  Receivables:
    Trade, net of allowance for doubtful accounts of $5.2 and $5.5, respectively                              200.7        246.2
    Other                                                                                                      85.9         98.9
  Inventories                                                                                                 634.8        606.8
  Prepaid expenses and other current assets                                                                   169.1        129.7
                                                                                                           --------     --------
    Total current assets                                                                                    1,477.4      1,231.7

Property, plant and equipment, net of accumulated depreciation of $769.5 and $678.1, respectively           1,297.9      1,231.9
Timber and timberlands, net of accumulated depletion of $154.6 and $139.6, respectively                       301.8        313.0
Investments in and advances to unconsolidated affiliates                                                      179.5        189.1
Deferred income taxes                                                                                         419.7        414.0
Long-term receivables and other assets                                                                        439.4        452.6
                                                                                                           --------     --------
                                                                                                           $4,115.7     $3,832.3
                                                                                                           ========     ========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable                                                                                          $ 201.5      $ 196.7
  Accrued interest                                                                                             61.5         58.0
  Accrued compensation and related benefits                                                                   158.7        166.5
  Other accrued liabilities                                                                                   154.1        148.4
  Payable to affiliates                                                                                        98.1         90.2
  Long-term debt, current maturities                                                                           69.6         25.1
                                                                                                           --------     --------
    Total current liabilities                                                                                 743.5        684.9

Long-term debt, less current maturities                                                                     1,881.9      1,585.1
Accrued postretirement medical benefits                                                                       731.9        742.6
Other noncurrent liabilities                                                                                  589.4        680.3
                                                                                                           --------     --------
    Total liabilities                                                                                       3,946.7      3,692.9

Commitments and contingencies

Minority interests                                                                                            219.8        223.2

Stockholders' deficit:
  Preferred stock, $.50 par value; 12,500,000 shares authorized; Class A $.05
    Non-Cumulative Participating Convertible Preferred Stock; shares issued: 669,701                            .3            .3
  Common stock, $0.50 par value; 28,000,000 shares authorized; shares issued: 10,063,885 and
    10,063,359, respectively                                                                                   5.0           5.0
  Additional capital                                                                                         155.9         155.0
  Accumulated deficit                                                                                       (185.6)       (208.5)
  Pension liability adjustment                                                                                (5.1)        (16.1)
  Treasury stock, at cost (shares held: preferred-845; common: 1,400,112 and 1,355,512,
    respectively)                                                                                            (21.3)        (19.5)
                                                                                                          --------      --------
    Total stockholders' deficit                                                                              (50.8)        (83.8)
                                                                                                          --------      --------
                                                                                                          $4,115.7      $3,832.3
                                                                                                          ========      ========

The accompanying notes are an integral part of these financial statements.

MAXXAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                            Years Ended December 31,
                                                                                       ---------------------------------
(In millions of dollars, except share amounts)                                           1996        1995         1994
-----------------------------------------------------------------------------          ---------------------------------
Net sales:
    Aluminum operations                                                                 $2,190.5    $2,237.8     $1,781.5
    Forest products operations                                                             264.6       242.6        249.6
    Real estate and other operations                                                        88.2        84.8         84.6
                                                                                        --------    --------     --------
                                                                                         2,543.3     2,565.2      2,115.7
                                                                                        --------    --------     --------

Costs and expenses:
    Costs of sales and operations (exclusive of depreciation and depletion):
      Aluminum operations                                                                1,869.1     1,798.4      1,625.5
      Forest products operations                                                           148.5       127.1        129.6
      Real estate and other operations                                                      67.4        65.4         62.8
    Selling, general and administrative expenses                                           203.5       195.8        169.4
    Depreciation and depletion                                                             123.5       120.9        121.1
                                                                                        --------    --------     --------
                                                                                         2,412.0     2,307.6      2,108.4
                                                                                        --------    --------     --------

Operating income                                                                           131.3       257.6          7.3

Other income (expense):
    Investment, interest and other income (expense)                                         41.1        18.2         (2.2)
    Interest expense                                                                      (175.5)     (172.7)      (167.3)
    Amortization of deferred financing costs                                                (9.0)       (8.6)        (9.6)
                                                                                        --------    --------     --------
Income (loss) before income taxes, minority interests and extraordinary item               (12.1)       94.5       (171.8)
Credit (provision) for income taxes                                                         44.9       (14.8)        77.1
Minority interests                                                                          (9.9)      (22.2)       (22.0)
                                                                                        --------    --------     --------
Income (loss) before extraordinary item                                                     22.9        57.5       (116.7)
Extraordinary item:
    Loss on early extinguishment of debt, net of related benefits for minority
      interests and income taxes of $2.9 million                                              --          --         (5.4)
                                                                                        --------    --------     --------
Net income (loss)                                                                        $  22.9     $  57.5     $ (122.1)
                                                                                        ========    ========     ========
Per common and common equivalent share:
    Income (loss) before extraordinary item                                              $  2.42     $  6.08     $ (12.35)
    Extraordinary item                                                                        --          --         (.57)
                                                                                        --------    --------     --------
    Net income (loss)                                                                    $  2.42     $  6.08     $ (12.92)
                                                                                        ========    ========     ========

The accompanying notes are an integral part of these financial statements.

MAXXAM INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                   Years Ended December 31,
                                                                                              ----------------------------------
(In millions of dollars)                                                                         1996        1995         1994
--------------------------------------------------------------------------------------        ----------------------------------
Cash flows from operating activities:
    Net income (loss)                                                                           $  22.9      $  57.5     $ (122.1)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation and depletion                                                                  123.5        120.9        121.1
      Minority interests                                                                            9.9         22.2         22.0
      Amortization of deferred financing costs and discounts on long-term debt                     21.5         19.5         19.3
      Amortization of excess investment over equity in net assets of
        unconsolidated affiliates                                                                  11.6         11.4         11.6
      Equity in (earnings) loss of unconsolidated affiliates, net of dividends received             3.0        (19.1)        15.0
      Net gain on sales of real estate, mortgage loans and other assets                           (23.7)        (9.7)        (6.5)
      Net gains on marketable securities                                                           (7.8)        (8.6)        (4.2)
      Net sales (purchases) of marketable securities                                                3.4         (4.0)        12.9
      Extraordinary loss on early extinguishment of debt, net                                        --           --          5.4
      Increase (decrease) in cash resulting from changes in:
        Prepaid expenses and other assets                                                         (33.3)        84.5        (47.9)
        Accounts payable                                                                            4.8         34.7         26.3
        Receivables                                                                                60.4       (103.6)        24.5
        Inventories                                                                               (30.6)       (65.3)       (37.5)
        Accrued and deferred income taxes                                                         (46.0)       (13.1)       (77.2)
        Payable to affiliates and other liabilities                                               (74.0)        (1.2)        37.5
        Accrued interest                                                                            6.2         (1.0)         8.3
      Other                                                                                         4.2         12.8         (4.0)
                                                                                               --------     --------     --------
        Net cash provided by operating activities                                                  56.0        137.9          4.5
                                                                                               --------     --------     --------
Cash flows from investing activities:
    Net proceeds from disposition of property and investments                                      51.8         39.3         30.0
    Capital expenditures                                                                         (173.1)       (97.7)       (89.3)
    Investment in subsidiaries and joint ventures                                                  (2.4)       (15.9)        (7.4)
    Other                                                                                          (1.4)        (1.1)        (1.2)
                                                                                               --------     --------     --------
        Net cash used for investing activities                                                   (125.1)       (75.4)       (67.9)
                                                                                               --------     --------     --------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt                                                      371.8          5.7        229.7
      Net borrowings (payments) under revolving credit agreements
        and short-term borrowings (payments)                                                      (13.8)         4.4       (191.8)
    Proceeds from issuance of Kaiser capital stock                                                   .1          1.2        100.1
    Restricted cash withdrawals                                                                      .4          1.0          1.2
    Redemptions, repurchase of and principal payments on long-term debt                           (32.8)       (40.9)       (39.1)
    Dividends paid to Kaiser's minority preferred stockholders                                    (10.5)       (20.5)       (13.7)
    Redemption of preference stock                                                                 (5.2)        (8.8)        (8.5)
    Incurrence of financing costs                                                                 (12.1)        (1.8)       (19.7)
    Other                                                                                           3.6         16.8          5.9
                                                                                               --------     --------     --------
        Net cash provided by (used for) financing activities                                      301.5        (42.9)        64.1
                                                                                               --------     --------     --------
Net increase in cash and cash equivalents                                                         232.4         19.6           .7
Cash and cash equivalents at beginning of year                                                    104.2         84.6         83.9
                                                                                               --------     --------     --------
Cash and cash equivalents at end of year                                                        $ 336.6      $ 104.2      $  84.6
                                                                                               ========     ========     ========

The accompanying notes are an integral part of these financial statements.

MAXXAM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                       Preferred      Common Stock                                 Pension
                                         Stock      ------------------ Additional  Accumulated    Liability    Treasury
(In millions of dollars and shares)    ($.50 Par)   Shares  ($.50 Par)   Capital     Deficit      Adjustment     Stock      Total
-----------------------------------    ----------   ------------------ ----------  -----------    ----------   --------    -------
Balance, January 1, 1994                $   .3        8.7    $   5.0     $ 51.2      $(180.8)     $ (23.9)     $ (19.7)    $(167.9)
    Net loss                                --         --         --         --       (122.1)          --           --      (122.1)
    Gain from issuance of
      Kaiser Aluminum
      Corporation common
      stock                                 --         --         --        2.2           --           --           --         2.2
    Conversions of preferred
      stock to common stock                 --         --         --        (.2)          --           --           .2          --
    Reduction of pension
      liability                             --         --         --         --           --         12.5           --        12.5
                                       ----------   --------  -------- ----------  -----------    ----------    -------    -------
Balance, December 31, 1994                  .3         8.7       5.0       53.2       (302.9)       (11.4)       (19.5)     (275.3)

    Net income                              --          --        --         --         57.5           --           --        57.5
    Gain from issuance of
      Kaiser Aluminum
      Corporation common
      stock                                 --          --        --        2.5           --           --           --         2.5
    Redemption of Kaiser
      Aluminum Corporation
      preferred stock                       --          --         --      99.3         36.9           --           --       136.2
    Additional pension liability            --          --         --        --           --         (4.7)          --        (4.7)
                                       ----------   --------  -------- ----------  -----------    ----------    -------    -------
Balance, December 31, 1995                  .3         8.7        5.0     155.0       (208.5)       (16.1)       (19.5)      (83.8)

    Net income                              --          --         --        --         22.9           --           --        22.9
    Gain from issuance of
      Kaiser Aluminum
      Corporation common
      stock                                 --          --         --        .9           --           --           --          .9
    Treasury stock
      repurchases                           --          --         --        --           --           --         (1.8)       (1.8)
    Reduction of pension liability          --          --         --        --           --         11.0           --        11.0
                                       ----------   --------  -------- ----------  -----------    ----------    -------    -------
Balance, December 31, 1996              $   .3        8.7      $  5.0    $155.9      $(185.6)     $  (5.1)     $ (21.3)    $ (50.8)
                                       ==========   ========  ======== ==========  ===========    ==========    =======    =======

The accompanying notes are an integral part of these financial statements.

MAXXAM INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of dollars, except share amounts)
-------------------------------------------------------------------------------

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

The Company is a holding company and, as such, conducts substantially all of its operations through its subsidiaries. The Company operates in three principal industries: aluminum, through its majority owned subsidiary, Kaiser Aluminum Corporation ("Kaiser"), a fully integrated aluminum producer; forest products, through MAXXAM Group Inc. ("MGI") and MGI's wholly owned subsidiaries, principally the Pacific Lumber Company ("Pacific Lumber") and Britt Lumber Co., Inc. ("Britt"); real estate investment and development, managed through its wholly owned subsidiary, MAXXAM Property Company; and other commercial operations through various other wholly owned subsidiaries. MAXXAM Group Holdings Inc. ("MGHI") owns 100% of MGI and is a wholly owned subsidiary of the Company.

The cumulative losses of Kaiser in 1993, principally due to the implementation of the new accounting standard for postretirement benefits other than pensions, eliminated Kaiser's equity with respect to its common stock; accordingly, since 1993 the Company has recorded 100% of Kaiser's earnings and losses, without regard to the minority interests represented by Kaiser's other common stockholders (as described in Note 7) and will continue to do so until such time as the cumulative losses recorded by the Company with respect to Kaiser's minority common stockholders are recovered.

DESCRIPTION OF THE COMPANY'S OPERATIONS
Kaiser operates in the aluminum industry through its wholly owned principal operating subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in several principal aspects of the aluminum industry--the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of aluminum and the manufacture of fabricated and semi-fabricated aluminum products. KACC's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina and primary aluminum in domestic and international markets. A substantial portion of the Company's consolidated assets, liabilities, revenues, results of operations and cash flows are attributable to Kaiser (see Note 11).

Pacific Lumber operates in several principal aspects of the lumber industry--the growing and harvesting of redwood and Douglas-fir timber, the milling of logs into lumber and the manufacture of lumber into a variety of finished products. Britt manufactures redwood and cedar fencing and decking products from small diameter logs, a substantial portion of which are obtained from Pacific Lumber. Housing, construction and remodeling markets are the principal markets for the Company's lumber products. Export sales generally constitute less than 6% of forest products sales. A significant portion of forest products sales are made to third parties located west of the Mississippi River.

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

USE OF ESTIMATES AND ASSUMPTIONS
The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect
(i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published and (iii) the reported amount of revenues and expenses recognized during each period presented. The Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their publication. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the subsequent resolution of any one of the contingent matters described in Note 9 could differ materially from current estimates. The results of an adverse resolution of such uncertainties could have a material effect on the Company's consolidated financial position, results of operations or liquidity.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS
Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.

MARKETABLE SECURITIES
Marketable securities are carried at fair value. The cost of the securities sold is determined using the first-in, first-out method. Included in investment, interest and other income (expense) for each of the three years ended December 31, 1996 were: 1996-net unrealized holding losses of $.8 and net realized gains of $8.1; 1995-net unrealized holding gains of $1.9 and net realized gains of $6.8; and 1994-net unrealized holding losses of $1.0 and net realized gains of $5.2.

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

Inventories consist of the following:

                                                               December 31,
                                                          -------------------
                                                            1996       1995
                                                          -------------------
Aluminum Operations:
  Finished fabricated products                             $ 113.5    $  91.5
  Primary aluminum and work in process                       200.3      195.9
  Bauxite and alumina                                        110.2      119.6
  Operating supplies and repair and maintenance parts        138.2      118.7
                                                           -------    -------
                                                             562.2      525.7
                                                           -------    -------
Forest Products Operations:
  Lumber                                                      55.8       65.5
  Logs                                                        16.8       15.6
                                                           -------    -------
                                                              72.6       81.1
                                                           -------    -------
                                                           $ 634.8    $ 606.8
                                                           =======    =======

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

RESTRICTED CASH AND CONCENTRATIONS OF CREDIT RISK
At December 31, 1996 and 1995, cash and cash equivalents includes $17.6 and $19.7, respectively, which is reserved for debt service payments on the Company's 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes"). At December 31, 1996 and 1995, long-term receivables and other assets includes $30.0 and $31.4, respectively, of restricted cash deposits held for the benefit of the Timber Note holders (the "Liquidity Account") as described in Note 4. Each of these deposits is held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

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

Investment, interest and other income (expense) for the years ended December 31, 1996, 1995 and 1994 includes $3.1, $17.8 and $16.5, respectively, of pre-tax charges related principally to establishing additional litigation reserves for asbestos claims and environmental reserves for potential soil and ground water remediation matters, each pertaining to operations which were discontinued prior to the acquisition of Kaiser by the Company in 1988. Also included in investment, interest and other income (expense) are net gains from sales of real estate of $25.4, $11.1 and $7.1 for the years ended December 31, 1996, 1995 and 1994, respectively.

FOREIGN CURRENCY TRANSLATION
The Company uses the United States dollar as the functional currency for its foreign operations.

DERIVATIVE FINANCIAL INSTRUMENTS
Hedging transactions using derivative financial instruments are primarily designed to mitigate KACC's exposure to changes in prices for certain of the products which KACC sells and consumes and, to a lesser extent, to mitigate KACC's exposure to changes in foreign currency exchange rates. KACC does not utilize derivative financial instruments for trading or other speculative purposes. KACC's derivative activities are initiated within guidelines established by Kaiser's management and approved by KACC's and Kaiser's boards of directors. Hedging transactions are executed centrally on behalf of all of KACC's business segments to minimize transaction costs, monitor consolidated net exposures and to allow for increased responsiveness to changes in market factors.

Most of KACC's hedging activities involve the use of option contracts (which establish a maximum and/or minimum amount to be paid or received) and forward sales contracts (which effectively fix or lock-in the amount KACC will pay or receive). Option contracts typically require the payment of an up-front premium in return for the right to receive the amount (if any) by which the price at the settlement date exceeds the strike price. Any interim fluctuations in prices prior to the settlement date are deferred until the settlement date of the underlying hedged transaction, at which point they are reflected in net sales or cost of sales and operations (as applicable) together with the related premium cost. Forward sales contracts do not require an up-front payment and are settled by the receipt or payment of the amount by which the price at the settlement date varies from the contract price. No accounting recognition is accorded to interim fluctuations in prices of forward sales contracts.

KACC has established margin accounts and credit limits with certain counterparties related to open forward sales and option contracts. When unrealized gains or losses are in excess of such credit limits, KACC is entitled to receive advances from the counterparties on open positions or is required to make margin deposits to counterparties as the case may be. At December 31, 1996, KACC had received $13.0 of margin advances from counterparties. At December 31, 1995, KACC had neither received nor made any m argin deposits. Kaiser considers credit risk related to possible failure of the counterparties to perform their obligations pursuant to the derivative contracts to be minimal. Deferred gains or losses are included in prepaid expenses and other current assets and other accrued liabilities. See Note 10.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash equivalents and restricted cash approximate fair value. Marketable securities are carried at fair value which is determined based on quoted market prices. As of December 31, 1996 and 1995, the estimated fair value of long-term debt was $1,972.2 and $1,672.0, respectively. The estimated fair value of long-term debt is determined based on the quoted market prices for the publicly traded issues and on the current rates offered for borrowings similar to the other debt. Some of the Company's publicly traded debt issues are thinly traded financial instruments; accordingly, their market prices at any balance sheet date may not be representative of the prices which would be derived from a more active market. The fair value of foreign currency contracts generally reflects the estimated amounts that Kaiser would receive to enter into similar contracts at the balance sheet date, thereby taking into account unrealized gains or losses on open contracts (see Note 10). As of December 31, 1996 and 1995, the difference between the carrying amount and fair value of foreign currency contracts was not significant.

STOCK-BASED COMPENSATION
The Company applies the "intrinsic value based" method for accounting for stock or stock-based compensation awards described by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (see Note 8). Had the Company applied the alternative "fair value based" method as described in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income and earnings per share would have been $22.3 and $2.36 per share, respectively, for the year ended December 31, 1996 and $57.1 and $6.03 per share, respectively, for the year ended December 31, 1995.

PER SHARE INFORMATION
Per share calculations are based on the weighted average number of common shares outstanding in each year and, if dilutive, weighted average common equivalent shares and common stock options based upon the average price of the Company's common stock during the year. The weighted average number of common and common equivalent shares was 9,461,197 shares, 9,459,293 shares and 9,447,878 shares for the years ended December 31, 1996, 1995 and 1994, respectively.

2. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Kaiser's investments in unconsolidated affiliates are held by KACC. KACC holds a 28.3% interest in Queensland Alumina Limited ("QAL"), a leading producer of alumina, and a 49% interest in both Kaiser Jamaica Bauxite Company, a bauxite supplier, and Anglesey Aluminium Limited ("Anglesey"), which produces primary aluminum. KACC provides some of its affiliates with services such as financing, management and engineering. Purchases from these affiliates for the acquisition and processing of bauxite, alumina and primary aluminum aggregated $281.6, $284.4 and $219.7 for the years ended December 31, 1996, 1995 and 1994, respectively. KACC's equity in earnings (loss) before income taxes of such operations is treated as a reduction (increase) in cost of sales. At December 31, 1996 and 1995, KACC's net receivables from these affiliates were not material.

Kaiser, principally through KACC, has a variety of financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 10), letters of credit and guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs and certain other costs of this joint venture. The aggregate minimum amount of required future principal payments at December 31, 1996 is $94.4, of which approximately $12.0 is due in each of 2000 and 2001 with the balance being due thereafter. KACC's share of payments, including operating costs and certain other expenses under the agreements, has ranged between $110.0 and $120.0 over the past three years. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

Summarized combined financial information for KACC's investees is as follows:

                                                               December 31,
                                                          --------------------
                                                            1996         1995
                                                          ---------  ---------
Current assets                                             $ 450.3    $ 429.0
Property, plant and equipment, net and other assets          364.7      370.1
                                                          ---------  ---------
    Total assets                                           $ 815.0    $ 799.1
                                                          =========  =========

Current liabilities                                        $ 116.9    $ 125.4
Long-term debt and other liabilities                         386.7      367.4
Stockholders' equity                                         311.4      306.3
                                                          ---------  ---------
    Total liabilities and stockholders' equity             $ 815.0    $ 799.1
                                                          =========  =========

                                                    Years Ended December 31,
                                               -------------------------------
                                                1996        1995         1994
                                               ---------  ---------  ---------
Net sales                                      $ 660.5     $ 685.9    $ 489.8
Costs and expenses                              (631.5)     (618.7)    (494.8)
Provision for income taxes                        (8.7)      (18.7)      (6.3)
                                               ---------  ---------  ---------
Net income (loss)                              $  20.3     $  48.5   $  (11.3)
                                               =========  =========  =========
KACC's equity in earnings (loss) of affiliates $   8.8     $  19.2   $   (1.9)
                                               =========  =========  =========
Dividends received from affiliates             $  11.8     $    --   $     --
                                               =========  =========  =========

KACC's equity in earnings (loss) differs from the summary net income (loss) for unconsolidated affiliates due to various percentage ownerships in the constituent entities and the amortization of the excess of KACC's investment in the affiliates over its equity in their net assets. At December 31, 1996, KACC's investment in these affiliates exceeded its equity in their net assets by approximately $42.0 which amount will be fully amortized over the next four years.

OTHER INVESTEES
In 1995, pursuant to a joint venture agreement with SunCor Development Company ("SunCor") for the purpose of developing and managing a real estate project, the Company, through a wholly owned real estate subsidiary, contributed 950 acres of undeveloped land valued at $10.0 and cash of $1.0 in exchange for a 50% interest in the joint venture. SunCor, the managing partner, contributed $11.0 in cash in exchange for its 50% interest. A subsidiary of the Company and SunCor are each guarantors of 50% of $4.6 aggreg ate principal amount of the joint venture's debt. At December 31, 1996, the joint venture had assets of $33.5, liabilities of $11.1 and equity of $22.4. At December 31, 1995, the joint venture had assets of $32.8, liabilities of $10.7 and equity of $22.1. For the years ended December 31, 1996 and 1995, the joint venture incurred income of $2.3 and $.2, respectively.

On July 8, 1993, the Company, through various subsidiaries, acquired control of the general partner and became responsible for the management of SHRP, Ltd. for an investment of $9.1. The Company's subsidiaries held an initial equity interest in SHRP, Ltd. of 29.7%. The Company increased its equity interest in SHRP, Ltd. to 45.0% as a result of a $5.6 capital contribution in October 1994. SHRP, Ltd. incurred net losses for the year ended December 31, 1994 of approximately $20.0. Included in investment, interest and other income (expense) for the year ended December 31, 1994 are losses of $13.1 with respect to the Company's investment in SHRP, Ltd.

On April 17, 1995, SHRP, Ltd. and its wholly owned subsidiary, together with SHRP, Ltd.'s largest limited partner (a wholly owned subsidiary of the Company), filed voluntary petitions seeking to reorganize under the provisions of Chapter 11 of the United States Bankruptcy Code. The bankruptcy plan (the "Plan") was confirmed on September 22, 1995, and the transactions called for by the Plan were completed on October 6, 1995. Such transactions included cash contributions to SHRP, Ltd. from a new investor group totaling $5.9 (of which wholly owned subsidiaries of the Company contributed $5.8) and the contribution by a wholly owned subsidiary of the Company of a tract of land with a fair market value of $2.3. The new managing general partner of the reorganized SHRP, Ltd. is a wholly owned subsidiary of the Company. In an unrelated transaction, on October 20, 1995, the Company purchased for $7.3 certain of the 11% Senior Secured Extendible Notes due September 1, 2001 of SHRP, Ltd. (the "SHRP Notes") and the corresponding equity interest in SHRP Equity, Inc. (an additional general partner of the reorganized SHRP, Ltd.) to which the selling noteholder was entitled. After giving effect to the previously described transactions, wholly owned subsidiaries of the Company held, directly or indirectly, approximately 78.8% of the equity in the reorganized SHRP, Ltd. Supplemental cash flows disclosure related to the acquisition of SHRP, Ltd. in October 1995 is as follows: assets acquired of $29.3, assumed liabilities of $20.7, and additional minority interest of $2.8. On February 12, 1997, the Company purchased an additional amount of the SHRP Notes and the corresponding equity interest in SHRP Equity Inc. for $5.9, thereby increasing the Company's ownership in SHRP, Ltd. to 88.5%.

The assets and liabilities of SHRP, Ltd. are included in the accompanying Consolidated Balance Sheet as of December 31, 1996 and 1995, and the results of SHRP, Ltd.'s operations and cash flows for the period from October 6, 1995 to December 31, 1995 and for the year ended December 31, 1996 are included in the accompanying Consolidated Statements of Operations and Cash Flows. The carrying value of SHRP, Ltd.'s assets and liabilities following its emergence from the Chapter 11 proceedings differs in material amounts from those of the predecessor entity.

3. PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment are as follows:


                                                          December 31,
                                   Estimated Useful   --------------------
                                        Lives           1996         1995
--------------------------------------------------------------------------
Land and improvements                5-30 years      $  194.6     $  185.8
Buildings                            5-45 years         304.6        272.4
Machinery and equipment              3-22 years       1,479.1      1,388.5
Construction in progress                                 89.1         63.3
                                                    ---------    ---------
                                                      2,067.4      1,910.0
Less: accumulated depreciation                         (769.5)      (678.1)
                                                    ---------    ---------
                                                     $1,297.9     $1,231.9
                                                    =========    =========

Depreciation expense for the years ended December 31, 1996, 1995 and 1994 was $105.9, $105.4 and $105.7, respectively.

4. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                                           December 31,
                                                                                                   ------------------------
                                                                                                        1996         1995
                                                                                                   ------------------------
14% MAXXAM Senior Subordinated Reset Notes due May 20, 2000                                          $   25.0     $   25.0
12 1/2% MAXXAM Subordinated Debentures due December 15, 1999, net of discount                            17.6         16.5
12% MGHI Senior Secured Notes due August 1, 2003                                                        130.0           --
11 1/4% MGI Senior Secured Notes due August 1, 2003                                                     100.0        100.0
12 1/4% MGI Senior Secured Discount Notes due August 1, 2003, net of discount                           104.2         92.5
10 1/2% Pacific Lumber Senior Notes due March 1, 2003                                                   235.0        235.0
7.95% Scotia Pacific Timber Collateralized Notes due July 20, 2015                                      336.1        350.2
1994 KACC Credit Agreement                                                                                 --         13.1
10 7/8% KACC Senior Notes due October 15, 2006, including premium                                       225.9           --
9 7/8% KACC Senior Notes due February 15, 2002, net of discount                                         224.0        223.8
12 3/4% KACC Senior Subordinated Notes due February 1, 2003                                             400.0        400.0
Alpart CARIFA Loans                                                                                      60.0         60.0
Other aluminum operations debt                                                                           52.0         61.2
Other notes and contracts, primarily secured by receivables, buildings, real estate and equipment        41.7         32.9
                                                                                                    ---------    ---------
                                                                                                      1,951.5      1,610.2
    Less: current maturities                                                                            (69.6)       (25.1)
                                                                                                    ---------    ---------
                                                                                                     $1,881.9     $1,585.1
                                                                                                    =========    =========


14% MAXXAM SENIOR SUBORDINATED RESET NOTES DUE 2000 (THE "RESET NOTES") AND 12 1/2% MAXXAM SUBORDINATED DEBENTURES DUE 1999 (THE "12 1/2% DEBENTURES") The Company redeemed the Reset Notes and 12 1/2% Debentures at par on January 7, 1997 and January 22, 1997, respectively, using proceeds from the Intercompany Note (defined below).

MAXXAM LOAN AGREEMENT (THE "CUSTODIAL TRUST AGREEMENT")
On June 28, 1996, the Company entered into a loan and pledge agreement with the Custodial Trust Company providing for up to $25.0 in borrowings. Any amounts drawn would be secured by Kaiser common stock owned by the Company (or such other marketable securities acceptable to the lender) with an initial market value (as defined therein) of approximately three times the amount borrowed. Borrowings under the Custodial Trust Agreement would bear interest at the prime rate plus 1/2% per annum. The Custodial Trust Agreement provides for a revolving credit arrangement during the first year of the agreement. Any borrowings outstanding on June 28, 1997 convert into a term loan maturing on June 28, 1998. No borrowings were outstanding as of December 31, 1996.

12% MGHI SENIOR SECURED NOTES DUE 2003 (THE "MGHI NOTES")
On December 23, 1996, MGHI issued $130.0 principal amount of 12% Senior Secured Notes due August 1, 2003. Interest is payable semi-annually on February 1 and August 1 of each year beginning February 1, 1997. The MGHI Notes are guaranteed on a senior, unsecured basis by the Company. MGHI has agreed to pledge up to 16,055,000 of the 27,938,250 shares of Kaiser common stock it owns if and when such shares are released from the pledge securing the MGI Notes (as defined below). The MGHI Notes are effectively subordinated to liabilities of MGHI's subsidiaries, including trade payables.

The net proceeds from the offering after estimated expenses were approximately $125.0, all of which was loaned to the Company pursuant to an intercompany note (the "Intercompany Note") which is pledged to secure the MGHI Notes. The Intercompany Note bears interest at the rate of 11% per annum (payable semi-annually on the interest payment dates applicable to the MGHI Notes) and matures on August 1, 2003. The Company will be entitled to defer the payment of interest on the Intercompany Note on any interest payment date to the extent that MGHI has sufficient available funds to satisfy its obligations on the MGHI Notes on such date. Any such deferred interest will be added to the principal amount of the Intercompany Note and will be payable at maturity.

11 1/4% MGI SENIOR SECURED NOTES DUE 2003 (THE "MGI SENIOR NOTES") AND
12 1/4% MGI SENIOR SECURED DISCOUNT NOTES DUE 2003 (THE "MGI DISCOUNT NOTES") On August 4, 1993, MGI issued $100.0 aggregate principal amount of the MGI Senior Notes and $126.7 aggregate principal amount (approximately $70.0 net of original issue discount) of the MGI Discount Notes (together, the "MGI Notes"). The MGI Notes are secured by MGI's pledge of 100% of the common stock of Pacific Lumber, Britt and MAXXAM Properties Inc. (a wholly owned subsidiary of MGI) and by MGHI's pledge of 27,983,250 shares of Kaiser's common stock. The indenture governing the MGI Notes, among other things, restricts the ability of MGI to incur additional indebtedness, to engage in transactions with affiliates, to pay dividends and to make investments. As of December 31, 1996, under the most restrictive of these covenants, approximately $0.5 of dividends could be paid by MGI. The MGI Notes are senior indebtedness of MGI; however, they are effectively subordinated to the liabilities of MGI's subsidiaries, which include the Timber Notes and the Pacific Lumber Senior Notes. The MGI Discount Notes are net of discount of $21.5 and $33.2 at December 31, 1996 and 1995, respectively.

The MGI Senior Notes pay interest semi-annually on February 1 and August 1 of each year. The MGI Discount Notes will not pay any interest until February 1, 1999, at which time semi-annual interest payments will become due on each February 1 and August 1 thereafter.

10 1/2% PACIFIC LUMBER SENIOR NOTES DUE 2003 (THE "PACIFIC LUMBER SENIOR NOTES") Interest on the Pacific Lumber Senior Notes is payable semi-annually on March 1 and September 1. The Pacific Lumber Senior Notes are redeemable at the option of Pacific Lumber, in whole or in part, on or after March 1, 1998 at a price of 103% of the principal amount plus accrued interest. The redemption price is reduced annually until March 1, 2000, after which time the Pacific Lumber Senior Notes are redeemable at par. The Pacific Lumber Senior Notes are unsecured and are senior indebtedness of Pacific Lumber; however, they are effectively subordinated to the Timber Notes. The indenture governing the Pacific Lumber Senior Notes contains various covenants which, among other things, limit Pacific Lumber's ability to incur additional indebtedness and liens, to engage in transactions with affiliates, to pay dividends and to make investments.

PACIFIC LUMBER REVOLVING CREDIT AGREEMENT (AS AMENDED AND RESTATED, THE "PACIFIC
  LUMBER CREDIT AGREEMENT")
Borrowings under the Pacific Lumber Credit Agreement, which expires on May
31, 1999, are secured by Pacific Lumber's trade receivables and inventories, with interest currently computed at the bank's reference rate plus 1 1/4% or the bank's offshore rate plus 2 1/4%. The Pacific Lumber Credit Agreement provides for borrowings of up to $60.0, of which $15.0 may be used for standby letters of credit and $30.0 is restricted to timberland acquisitions. Borrowings made pursuant to the portion of the credit facility restricted to timberland acquisitions would also be secured by the purchased timberlands. As of December 31, 1996, $47.0 of borrowings was available under the Pacific Lumber Credit Agreement, of which $4.7 was available for letters of credit and $30.0 was restricted to timberland acquisitions. No borrowings were outstanding as of December 31, 1996, and letters of credit outstanding amounted to $10.3. The Pacific Lumber Credit Agreement contains covenants substantially similar to those contained in the indenture governing the Pacific Lumber Senior Notes.

SCOTIA PACIFIC TIMBER NOTES
The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits Scotia Pacific from incurring any additional indebtedness for borrowed money and limits the business activities of Scotia Pacific to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of Scotia Pacific and are not obligations of, or guaranteed by, Pacific Lumber or any other person. The Timber Notes are secured by a lien on (i) Scotia Pacific's timber and timberlands (representing $166.0 of the Company's consolidated balance at December 31, 1996), (ii) substantially all of Scotia Pacific's property and equipment, and (iii) other property including cash equivalents reserved for debt service payments and the funds deposited in the Liquidity Account.

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

1994 KACC CREDIT AGREEMENT (AS AMENDED, THE "KACC CREDIT AGREEMENT")
In February 1994, Kaiser and KACC entered into the KACC Credit Agreement which provides a $325.0 five-year secured, revolving line of credit. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable plus eligible inventory. As of December 31, 1996, no borrowings were outstanding and $269.7 (of which $71.9 could have been used for letters of credit) was available to KACC under the KACC Credit Agreement. The KACC Credit Agreement is unconditionally guaranteed by Kaiser and by certain significant subsidiaries of KACC. Interest on outstanding balances will bear a premium (which varies based on the results of a financial test) over either a base rate or LIBOR at Kaiser's option.

The KACC Credit Agreement requires KACC to comply with certain financial covenants and places restrictions on Kaiser's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures and enter into unrelated lines of business. Neither Kaiser nor KACC currently is permitted to pay dividends on its common stock. The KACC Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding KACC's Gramercy alumina plant and Nevada micromill), (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of KACC and certain of its subsidiaries, (iii) a pledge of all of the stock of KACC owned by Kaiser, and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates. Substantially all of the identifiable assets of the bauxite and alumina and aluminum processing segments (see Note 11) are attributable to KACC and collateralize the KACC Credit Agreement indebtedness.

10 7/8% KACC SENIOR NOTES DUE 2006 (THE "KACC 10 7/8% SENIOR NOTES"),
9 7/8% KACC SENIOR NOTES DUE 2002 (THE "KACC 9 7/8% SENIOR NOTES") AND
12 3/4% KACC SENIOR SUBORDINATED NOTES DUE 2003 (THE "KACC SENIOR SUBORDINATED NOTES")
During the fourth quarter of 1996, KACC sold a total of $225.0 principal amount of KACC 10 7/8% Senior Notes in two separate transactions. A net premium of $0.9 was realized from the issuance of the KACC 10 7/8% Senior Notes. The KACC 10 7/8% Senior Notes rank pari passu in right and priority of payment with the indebtedness under the KACC Credit Agreement and the KACC 9 7/8% Senior Notes (defined below).

Concurrent with the offering by Kaiser of the 8.255% Preferred Redeemable Increased Dividend Equity Securities (the "PRIDES") (see Note 7), KACC issued $225.0 of the KACC 9 7/8% Senior Notes. The net proceeds from the offering of the KACC 9 7/8% Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 KACC Credit Agreement immediately prior to the effectiveness of the KACC Credit Agreement and for working capital and general corporate purposes. The KACC 9 7/8% Senior Notes are net of discount of $1.0 and $1.2 at December 31, 1996 and 1995, respectively.

The obligations of KACC with respect to the KACC 9 7/8% Senior Notes, the KACC 10 7/8% Senior Notes and the KACC Senior Subordinated Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the KACC 9 7/8% Senior Notes, the KACC 10 7/8% Senior Notes and the KACC Senior Subordinated Notes restrict, among other things, KACC's ability to incur debt, undertake transactions with affiliates, and pay dividends. Under the most restrictive of the covenants in the indentures and the KACC Credit Agreement, neither Kaiser nor KACC currently is permitted to pay dividends on their common stock. Further, the indentures governing the KACC 9 7/8% Senior Notes, the KACC 10 7/8% Senior Notes and the KACC Senior Subordinated Notes provide that KACC must offer to purchase such notes upon the occurrence of a Change of Control (as defined therein), and the KACC Credit Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

ALPART CARIFA LOANS
In December 1991, Alumina Partners of Jamaica ("Alpart," a majority owned subsidiary of KACC) entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA"). Pursuant to the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has also agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by Kaiser's minority partner in Alpart).

THE MCOP CREDIT AGREEMENT (AS AMENDED, THE "MCOP CREDIT AGREEMENT")
On July 15, 1995, a real estate subsidiary of the Company, MCO Properties
Inc. ("MCOP"), amended and restated its revolving credit agreement with a bank which will expire on May 15, 1998. Borrowings under the MCOP Credit Agreement are secured primarily by (i) MCOP's eligible receivables and real estate held for investment or development and sale, (ii) MCOP's pledge of the common stock of certain of its subsidiaries, and (iii) the guarantee of certain of MCOP's subsidiaries and the Company. Further, the Company has pledged
MCOP's common stock as additional security. Interest is computed at the bank's prime rate plus 1/2% or the bank's Eurodollar rate plus 2 3/4%.
The MCOP Credit Agreement contains various covenants including a minimum net worth requirement and limitations on the payment of dividends, investments and the incurrence of indebtedness. The MCOP Credit Agreement provides for borrowings of up to $14.0, of which $8.5 may be used for standby letters of credit. The available credit is subject to borrowing base limitation calculations. As of December 31, 1996, $11.1 of additional borrowings was available under the MCOP Credit Agreement and outstanding letters of credit amounted to $1.1.

MATURITIES
Scheduled maturities and redemptions of long-term debt outstanding at December 31, 1996 are as follows:

                                                                               Years Ending December 31,
                                                    ---------------------------------------------------------------------
                                                       1997        1998        1999        2000        2001    Thereafter
                                                    ---------------------------------------------------------------------
14% MAXXAM Senior Subordinated Reset Notes          $  25.0     $    --     $    --     $    --     $    --      $    --
12 1/2% MAXXAM Subordinated Debentures                 17.6          --          --          --          --           --
12% MGHI Senior Secured Notes                            --          --          --          --          --        130.0
11 1/4% MGI Senior Secured Notes                         --          --          --          --          --        100.0
12 1/4% MGI Senior Secured Discount Notes                --          --          --          --          --        125.7
10 1/2% Pacific Lumber Senior Notes                      --          --          --          --          --        235.0
7.95% Scotia Pacific Timber Collateralized Notes       16.2        19.3        21.6        24.0        24.7        230.3
10 7/8% KACC Senior Notes                                --          --          --          --          --        225.0
9 7/8% KACC Senior Notes                                 --          --          --          --          --        225.0
12 3/4% KACC Senior Subordinated Notes                   --          --          --          --          --        400.0
Alpart CARIFA Loans                                      --          --          --          --          --         60.0
Other aluminum operations debt                          8.9         9.1         0.4         0.4         0.4         32.8
Other                                                   1.9         1.9        10.2         2.5        46.5          5.7
                                                    -------     -------     -------     -------     -------     --------
                                                    $  69.6     $  30.3     $  32.2     $  26.9     $  71.6     $1,769.5
                                                    =======     =======     =======     =======     =======     ========

CAPITALIZED INTEREST
Interest capitalized during the years ended December 31, 1996, 1995 and 1994 was $5.0, $2.8 and $3.0, respectively.

RESTRICTED NET ASSETS OF SUBSIDIARIES
Certain debt instruments restrict the ability of the Company's subsidiaries to transfer assets, make loans and advances and pay dividends to the Company. As of December 31, 1996, all of the assets relating to the Company's aluminum, forest products, real estate and other operations are subject to such restrictions. The Company could eliminate all of such restrictions with respect to approximately $173.7 of the Company's real estate assets with the extinguishment of $24.1 of debt.

5. INCOME TAXES

Income taxes are determined using an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

Income (loss) before income taxes, minority interests and extraordinary item by geographic area is as follows:

                                        Years Ended December 31,
                                    ---------------------------------
                                      1996        1995         1994
                                    ---------------------------------
Domestic                            $  (55.0)   $  (49.4)   $ (177.9)
Foreign                                 42.9       143.9         6.1
                                    ---------   ---------   ---------
                                    $  (12.1)   $   94.5    $ (171.8)
                                    =========   =========   =========

Income taxes are classified as either domestic or foreign based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is subject to domestic income taxes.

The credit (provision) for income taxes on income (loss) before income taxes, minority interests and extraordinary item consists of the following:

                                        Years Ended December 31,
                                    ---------------------------------
                                      1996        1995         1994
                                    ---------------------------------
Current:
    Federal                         $   (1.5)   $   (4.3)   $     --
    State and local                      (.5)        (.4)        (.2)
    Foreign                            (21.8)      (40.2)      (18.0)
                                    ---------   ---------   ---------
                                       (23.8)      (44.9)      (18.2)
                                    ---------   ---------   ---------
Deferred:
    Federal                             42.6        35.4        94.3
    State and local                     18.5         (.4)         .4
    Foreign                              7.6        (4.9)         .6
                                    ---------   ---------   ---------
                                        68.7        30.1        95.3
                                    ---------   ---------   ---------
                                    $   44.9    $  (14.8)   $   77.1
                                    =========   =========   =========

The 1996 federal deferred credit for income taxes of $42.6 includes $8.8 for the benefit of operating loss carryforwards generated in 1996. The 1994 federal deferred credit for income taxes of $94.3 includes $36.0 for the benefit of operating loss carryforwards generated in 1994.

A reconciliation between the credit (provision) for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, minority interests and extraordinary item is as follows:

                                                                                         Years Ended December 31,
                                                                                     -------------------------------
                                                                                      1996        1995         1994
                                                                                     -------------------------------
Income (loss) before income taxes, minority interests and extraordinary item          $  (12.1)   $  94.5   $ (171.8)
                                                                                     ==========   ========  ========

Amount of federal income tax based upon the statutory rate                            $    4.2    $ (33.1)  $   60.1
Revision of prior years' tax estimates and other changes in valuation allowances          41.2       24.2       16.7
Percentage depletion                                                                       3.9        4.2        5.6
State and local taxes, net of federal tax benefit                                          1.1       (2.4)        .1
Foreign taxes, net of federal tax benefit                                                 (5.5)      (6.9)      (5.3)
Other                                                                                       --        (.8)       (.1)
                                                                                     ----------   --------  --------
                                                                                       $  44.9    $ (14.8)   $  77.1
                                                                                     ==========   ========  ========

The caption entitled "Revision of prior years' tax estimates and other changes in valuation allowances," as shown in the preceding table, includes amounts for the reversal of reserves which the Company no longer believes are necessary, other changes in prior year tax estimates and changes in valuation allowances with respect to deferred income tax assets. Generally, the reversal of reserves relates to the expiration of the relevant statute of limitations with respect to certain income tax returns, or the resolution of specific income tax matters with the relevant tax authorities. For the years ended December 31, 1996, 1995 and 1994, the reversal of reserves which the Company believes are no longer necessary resulted in a credit to the income tax provision of $40.8, $20.0 and $20.1, respectively.

As shown in the Consolidated Statement of Operations for the year ended December 31, 1994, the Company reported an extraordinary loss on the early extinguishment of debt. The Company reported the loss net of related deferred federal income taxes of $2.9 which approximated the federal statutory income tax rate.

The components of the Company's net deferred income tax assets (liabilities) are as follows:

                                                             December 31,
                                                          -------------------
                                                           1996         1995
                                                          -------    --------
Deferred income tax assets:
    Postretirement benefits other than pensions           $ 294.7    $ 293.6
    Other liabilities                                       203.4      195.0
    Loss and credit carryforwards                           179.0      190.5
    Real estate                                              47.3       58.1
    Timber and timberlands                                   37.8       41.9
    Other                                                   113.0       86.6
    Valuation allowances                                   (141.2)    (141.5)
                                                          --------   --------
    Total deferred income tax assets, net                   734.0      724.2
                                                          --------   --------
Deferred income tax liabilities:
    Property, plant and equipment                          (163.7)    (177.9)
    Other                                                  (101.4)    (104.7)
                                                          --------   --------
    Total deferred income tax liabilities                  (265.1)    (282.6)
                                                          --------   --------
Net deferred income tax assets                            $ 468.9    $ 441.6
                                                          ========   ========

As of December 31, 1996, approximately $309.2 of the net deferred income tax assets listed above are attributable to Kaiser. A principal component of this amount is the $259.1 tax benefit, net of certain valuation allowances, associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a thirty to forty-year period. If such deductions create or increase a net operating loss in any one year, Kaiser has the ability to carry forward such loss for fifteen taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized. Included in the remaining $50.1 of Kaiser's net deferred income tax assets is approximately $82.4 attributable to the tax benefit of loss and credit carryforwards, net of valuation allowances. A substantial portion of the valuation allowances for Kaiser relate to loss and credit carryforwards. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use, the year the carryforwards expire and the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes that Kaiser, based on the cyclical nature of its business, its history of operating earnings and its expectations for future years, will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowanc es were not provided. The net deferred income tax assets listed above which are not attributable to Kaiser are approximately $159.7 as of December 31, 1996. This amount includes approximately $76.3 which relates to the excess of the tax basis over financial statement basis with respect to timber and timberlands and real estate. The Company has concluded that it is more likely than not that these net deferred income tax assets will be realized based in part upon the estimated values of the underlying assets which are in excess of their tax basis.

As of December 31, 1996 and 1995, $76.6 and $58.5, respectively, of the net deferred income tax assets listed above are included in prepaid expenses and other current assets. Certain other portions of the deferred income tax liabilities listed above are included in other accrued liabilities and other noncurrent liabilities.

The Company files consolidated federal income tax returns together with its domestic subsidiaries, other than Kaiser and its subsidiaries. Kaiser and its domestic subsidiaries are members of a separate consolidated return group which files its own consolidated federal income tax returns.

The following table presents the tax attributes for federal income tax purposes at December 31, 1996 attributable to the Company and Kaiser. The utilization of certain of these tax attributes is subject to limitations.

                                                              The Company                   Kaiser
                                                           ------------------         -------------------
                                                                     Expiring                    Expiring
                                                                     Through                     Through
                                                           ------------------         -------------------
Regular Tax Attribute Carryforwards:
    Current year net operating loss                         $  28.5     2011           $    --        --
    Prior year net operating losses                            77.7     2010              36.0      2010
    General business tax credits                                 .8     2002              23.1      2010
    Foreign tax credits                                          --       --              68.5      2001
    Alternative minimum tax credits                             1.2    Indefinite         19.9     Indefinite

Alternative Minimum Tax Attribute Carryforwards:
    Current year net operating loss                         $  24.7     2011           $    --        --
    Prior year net operating losses                            64.2     2010              26.6      2010
    Foreign tax credits                                          --       --              72.2      2001

6. EMPLOYEE BENEFIT AND INCENTIVE PLANS

POSTRETIREMENT MEDICAL BENEFITS
The Company has unfunded defined postretirement medical benefit plans which cover most of its employees. Under the plans, employees are eligible for health care benefits (and life insurance benefits for Kaiser employees) upon retirement. Retirees from companies other than Kaiser make contributions for a portion of the cost of their health care benefits. The expected costs of postretirement medical benefits are accrued over the period the employees provide services to the date of their full eligibility for such benefits.

In 1995, Kaiser adopted the Kaiser Aluminum Medicare Program ("KAMP"). KAMP is mandatory for all salaried retirees over 65 and for the United Steelworkers of America ("USWA") retirees who retire after December 31, 1995, when they become
65. KAMP is voluntary for other hourly retirees of Kaiser's operations in California, Louisiana, Pennsylvania, Rhode Island and
Washington.

Postretirement medical benefits are generally provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. A summary of the components of net periodic postretirement medical benefit cost is as follows:

                                                                                   Years Ended December 31,
                                                                             --------------------------------
                                                                                 1996        1995      1994
                                                                                -------    -------    -------
Service cost--medical benefits earned during the year                           $   4.3    $   4.9    $   8.8
Interest cost on accumulated postretirement medical benefit obligation             47.5       52.7       57.5
Net amortization and deferral                                                     (12.5)      (9.1)      (3.2)
                                                                                -------    -------    -------
Net periodic postretirement medical benefit cost                                $  39.3    $  48.5    $  63.1
                                                                                =======    =======    =======

Included in the net periodic postretirement medical benefit cost is $38.3, $47.9 and $61.9 for the years ended December 31, 1996, 1995 and 1994, respectively, attributable to Kaiser's plans.

The postretirement medical benefit liability recognized in the Company's Consolidated Balance Sheet is as follows:

                                                             December 31,
                                                          -------------------
                                                           1996         1995
                                                          -------     -------
Retirees                                                  $ 500.9     $ 558.9
Actives eligible for benefits                                37.7        31.5
Actives not eligible for benefits                            72.3        65.5
                                                          -------     -------
  Accumulated postretirement medical benefit obligation     610.9       655.9
Unrecognized prior service cost                              98.6       111.1
Unrecognized net gain                                        72.4        22.4
                                                          -------     -------
    Postretirement medical benefit liability              $ 781.9     $ 789.4
                                                          =======     =======

The accumulated postretirement medical benefit obligation attributable to Kaiser's plans was $602.8 and $649.4 as of December 31, 1996 and 1995, respectively. The postretirement medical benefit liability recognized in the Company's Consolidated Balance Sheet attributable to Kaiser's plans was $772.6 and $780.8 as of December 31, 1996 and 1995, respectively.

The annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rates) are approximately 8.0% and 6.0% for retirees under age 65 and over age 65, respectively, and are assumed to decrease gradually to approximately 5.5% in 2004 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement medical benefit obligation as of December 31, 1996 by approximately $61.6 and the aggregate of the service and interest cost components of net periodic postretirement medical benefit cost by approximately $6.3.

The discount rates and rates of compensation increase used in determining the accumulated postretirement medical benefit obligation were 7.8% and 5.0% at December 31, 1996, respectively, and 7.5% and 5.0% at December 31, 1995, respectively.

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

The Company has various defined contribution savings plans designed to enhance the existing retirement programs of participating employees. Under the MAXXAM Inc. Savings Plan (the "MAXXAM Savings Plan"), employees may elect to contribute up to 16% of their compensation to the plan. For those participants who have elected to make voluntary contributions to the MAXXAM Savings Plan, the Company's contributions consist of a matching contribution of up to 4% of the compensation of participants for each calendar quarter. Under the Kaiser Aluminum Savings and Retirement Plan, salaried employees may elect to contribute from 2% to 18% of their compensation to the plan. For those eligible participants who have elected to make contributions to the plan, Kaiser's contributions are determined based on earnings and net worth formulas. In 1995, Kaiser adopted the Kaiser Aluminum Total Compensation System, an unfunded incentive compensation program, which provides incentive pay based upon performance against annual plans and over a three-year period.

A summary of the components of net periodic pension costs for the defined benefit plans and total pension costs for the defined contribution plans and non-qualified retirement and incentive plans is as follows:

                                                              Years Ended December 31,
                                                          -------------------------------
                                                           1996        1995         1994
                                                          -------------------------------
Defined benefit plans:
    Service cost--benefits earned during the year          $  15.7    $  12.1     $  13.6
    Interest cost on projected benefit obligations            62.8       62.5        59.5
    Return on assets:
      Actual gain                                            (94.4)    (118.7)        (.8)
      Deferred gain (loss)                                    34.8       64.6       (53.0)
    Net amortization and deferral                              8.0        8.7         2.8
    Curtailment gain                                           (.6)        --          --
                                                           --------   --------    --------
    Net periodic pension cost                                 26.3       29.2        22.1
Defined contribution plans                                     3.1        5.4         2.8
Non-qualified retirement and incentive plans                  (3.2)       8.2         5.0
                                                           --------   --------    --------
                                                           $  26.2    $  42.8     $  29.9
                                                           ========   ========    ========

The total pension costs attributable to Kaiser's plans was $21.3, $38.3 and $24.9 for the years ended December 31, 1996, 1995 and 1994, respectively.

The following table sets forth the funded status and amounts recognized for the defined benefit plans in the Consolidated Balance Sheet:

                                                                                   December 31,
                                                                                -------------------
                                                                                 1996         1995
                                                                                -------------------
Actuarial present value of accumulated plan benefits:
    Vested benefit obligation                                                   $ 768.9    $ 781.7
    Non-vested benefit obligation                                                  40.9       31.1
                                                                                -------    -------
     Total accumulated benefit obligation                                       $ 809.8    $ 812.8
                                                                                =======    =======
Projected benefit obligation                                                    $ 854.7    $ 853.1
Plan assets at fair value, primarily common stocks and fixed income obligations  (698.1)    (623.1)
                                                                                -------    -------
Projected benefit obligation in excess of plan assets                             156.6      230.0
Unrecognized net transition obligation                                              (.5)       (.6)
Unrecognized net loss                                                              (9.0)     (54.9)
Unrecognized prior service cost                                                   (27.3)     (29.1)
Adjustment required to recognize minimum liability                                 13.7       49.8
                                                                                -------    -------
    Accrued pension cost                                                        $ 133.5    $ 195.2
                                                                                =======    =======

With respect to Kaiser's defined benefit plans, the projected benefit obligation was $816.2 and $815.9 as of December 31, 1996 and 1995, respectively. This obligation exceeded Kaiser's fair value of plan assets by $154.2 and $223.6 as of December 31, 1996 and 1995, respectively.

The assumptions used in accounting for the defined benefit plans were as follows:

                                                          December 31,
                                               -------------------------------
                                                1996        1995         1994
                                               -------------------------------
Rate of increase in compensation levels         5.0%        5.0%         5.0%
Discount rate                                   7.8%        7.5%         8.5%
Expected long-term rate of return on assets     9.5%        9.5%         9.5%

The Company has recorded an additional pension liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets. The amount of the additional pension liability in excess of unrecognized prior service cost is recorded as a reduction to stockholders' equity. In 1996 and 1995, the pension liability adjustment decreased by $11.0 and increased by $4.7, respectively. These adjustments were recorded net of a related deferred federal and state income tax credit (provision) of $(6.5) and $2.8, respectively, which approximated the federal and state statutory rates.

7. MINORITY INTERESTS
Minority interests represent the following:

                                                                 December 31,
                                                            -------------------
                                                             1996         1995
                                                            -------------------
Kaiser Aluminum Corporation:
    Common stock, par $.01                                  $    --    $    --
    8.255% PRIDES                                              98.1       98.1
Minority interests attributable to Kaiser's subsidiaries      121.7      122.7
Sam Houston Race Park, Ltd.                                      --        2.4
                                                            -------    -------
                                                            $ 219.8    $ 223.2
                                                            =======    =======

As a result of Kaiser's issuance of preferred stock in 1993 and 1994 and Kaiser's redemption of the Depositary Shares in 1995 (each as described below), the Company's equity interest in Kaiser has decreased to approximately 61.9%, on a fully diluted basis, as of December 31, 1996.

The Company has recorded 100% of the losses attributable to Kaiser's common stock since July 1993, as Kaiser's cumulative losses through that date had eliminated Kaiser's equity with respect to its common stock. The redemption of Kaiser's Series A Shares, together with the voluntary redemption of 181,700 shares of PRIDES in 1995, decreased Kaiser's preferred equity, and reduced Kaiser's deficit in common equity, by $136.2. Accordingly, in 1995 the Company recorded an adjustment to reduce the minority interests reflected on its Consolidated Balance Sheet for that same amount, with an offsetting decrease in the Company's stockholders' deficit.

KAISER PROPOSED RECAPITALIZATION
In February 1996, Kaiser proposed a recapitalization. Under the terms of the proposed recapitalization, the relative ownership interest and voting power of stockholders would be unchanged as a result of the recapitalization (except as a result of the treatment of fractional shares). The proposed recapitalization would have (i) provided for two classes of common stock: Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1\10 vote per share, (ii) redesignated as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorized 250 million shares to be designated as Common Stock, and (iii) changed each issued share of Kaiser's existing common stock into (a)
 .33 of a Class A Common Share and (b) .67 of a share of Common Stock. However, the proposed recapitalization was ultimately abandoned as a result of an unfavorable court ruling in a suit that had challenged the plan. The decision to abandon the proposed recapitalization does not preclude a recapitalization from being proposed to Kaiser's stockholders in the future.

$.65 DEPOSITARY SHARES (THE "DEPOSITARY SHARES")
On June 30, 1993, Kaiser issued 19,382,950 of its Depositary Shares, each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). MGI acquired 2,132,950 of the Depository Shares in exchange for a $15.0 promissory note issued by KACC which evidenced a $15.0 cash loan made by MGI to KACC in January 1993. The Depositary Shares called for the payment of quarterly dividends (when and as declared by Kaiser's Board of Directors) of approximately $3.2 ($.1625 per share). The Company accounted for Kaiser's issuance of the Depositary Shares as additional minority interest.

During 1994, the Company sold 1,239,400 of the Depositary Shares for aggregate net proceeds of $10.3, resulting in pre-tax gains of $1.6. From January through May of 1995, the Company sold the remaining Depositary Shares that it owned for aggregate net proceeds of $7.6, resulting in pre-tax gains of $1.3. Then, on September 19, 1995, Kaiser redeemed all 1,938,295 of its Series A Shares, which resulted in the simultaneous redemption of all 19,382,950 Depositary Shares in exchange for (i) 13,126,521 shares of Kaiser's common stock, (ii) cash equal to all accrued and unpaid dividends up to and including the day immediately prior to the redemption date of $2.8, and (iii) cash in lieu of any fractional shares of common stock that would have otherwise been issuable. As a result of the Company's sale of its Depository Shares prior to September 19, 1995, the shares of Kaiser's common stock which were issued upon redemption of the Series A Shares are all held by minority stockholders.

PRIDES
During the first quarter of 1994, Kaiser consummated a public offering for the sale of 8,855,550 shares of its PRIDES. The net proceeds from the sale of the PRIDES were approximately $100.1. Kaiser used $33.2 of such net proceeds to make non- interest bearing loans to KACC (evidenced by notes) which are designed to provide sufficient funds to make the required dividend payments on the PRIDES until December 31, 1997 (the "PRIDES Mandatory Conversion Date") and $66.9 of such net proceeds to make capital con tributions to KACC. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of Kaiser's common stock and together with the holders of any other classes or series of Kaiser's stock who are entitled to vote in such manner on all matters submitted to a vote of common stockholders. On December 31, 1997, unless either previously redeemed by Kaiser or converted at the option of the holder, each outstanding share of PRIDES will mandatorily convert into one share of Kaiser's common stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid dividends thereon. At any time and from time to time on or after December 31, 1996, Kaiser may redeem any or all of the outstanding shares of PRIDES. The number of shares of Kaiser's common stock a holder will receive upon redemption will vary depending on a formula and the market price of the common stock from time to time, but in no event will be less than .8333 of a share of common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of common stock (equivalent to a conversion price of $14.10 per share of common stock), subject to adjustment in certain events. The PRIDES call for the payment of quarterly dividends of approximately $2.1 ($.2425 per share). The Company accounted for Kaiser's issuance of the PRIDES as additional minority interest.

SUBSIDIARY REDEEMABLE PREFERENCE STOCK
In 1985, KACC issued its Cumulative (1985 Series A) Preference Stock and its Cumulative (1985 Series B) Preference Stock (together, the "Redeemable Preference Stock") each of which has a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any, and have a total redemption value of $31.7 as of December 31, 1996. No additional Redeemable Preference Stock is expected to be issued. Holders of the Redeemable Preference Stock are entitled to an annual cash dividend of $5 per share, or an amount based on a formula tied to KACC's pre-tax income from aluminum operations when and as declared by KACC's board of directors.

Changes in Series A and B Stock are as follows:

                                               Years Ended December 31,
                                           --------------------------------
                                            1996         1995         1994
                                           --------------------------------
Shares:
    Beginning of year                      737,363      912,167    1,081,548
    Redeemed                              (102,679)    (174,804)    (169,381)
                                          ---------    ---------   ---------
    End of year                            634,684      737,363      912,167
                                          =========    =========   =========

Redemption fund agreements require KACC to make annual payments by March 31 of the subsequent year based on a formula tied to KACC's consolidated net income until the redemption funds are sufficient to redeem all of the Redeemable Preference Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. KACC also has certain additional repurchase requirements which are based, among other things, upon profitability tests.

The Redeemable Preference Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Redeemable Preference Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on Redeemable Preference Stock.

KAISER STOCK INCENTIVE PLANS
In 1993, Kaiser adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the plan, of which 572,254 shares were available to be awarded at December 31, 1996. During 1994, 102,564 restricted shares, which are now fully vested, were distributed to two Kaiser executives. Compensation expense recognized during 1996, 1995 and 1994 associated with the 1993 Incentive Plan and a prior long-term incentive plan (the "LTIP") was approximately $0.7, $1.4 and $2.2, respectively.

In 1994, the Compensation Committee of Kaiser's Board of Directors approved the award of "nonqualified stock options" to certain members of management. These options generally will vest at the rate of 25% per year. Information relating to nonqualified stock options is shown below. The prices shown in the table below are the weighted average price per share for the respective number of underlying shares.

                                                                   1996                    1995                    1994
                                                           -----------------      ------------------      -------------------
                                                            Shares    Price        Shares     Price         Shares    Price
                                                           -----------------      ------------------      -------------------
Outstanding at beginning of year                           926,085   $ 10.32      1,119,680  $  9.85         664,400   $  7.55
Granted                                                         --        --             --       --         494,800     12.75
Exercised                                                   (8,275)     8.99       (155,500)    7.32          (6,920)     7.25
Expired or forfeited                                       (27,415)    10.45        (38,095)    8.88         (32,600)     7.46
                                                           --------               ----------               ---------
Outstanding at end of year                                 890,395     10.33        926,085    10.32       1,119,680      9.85
                                                           ========               ==========               =========

Exercisable at end of year                                 436,195   $ 10.47        211,755  $ 10.73         120,180   $  7.57
                                                           ========               ==========               =========

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

STOCK OPTION PLANS
In 1994, the Company adopted the MAXXAM 1994 Omnibus Employee Incentive Plan (the "1994 Omnibus Plan"). Up to 1,000,000 shares of common stock and 1,000,000 shares of Class A Preferred Stock were reserved for awards or for payment of rights granted under the 1994 Omnibus Plan of which 940,000 and 910,000 shares, respectively, were available to be awarded at December 31, 1996. The 1994 Omnibus Plan replaced the Company's 1984 Phantom Share Plan (the "1984 Plan") which expired in June 1994, although previous grants thereunder remain outstanding. The options (or rights, as applicable) granted in 1995 and 1996 vest at the rate of 20% per year commencing one year from the date of grant. The Company paid $2.7 in respect of awards issued pursuant to the 1984 Plan for the year ended December 31, 1995. Amounts paid in respect of awards issued pursuant to the 1984 Plan for the years ended December 31, 1996 and 1994 were not significant. The following table summarizes the options or rights outstanding and exercisable relating to the 1984 Plan and the 1994 Omnibus Plan. The prices shown are the weighted average price per share for the respective number of underlying shares.

                                                                  1996                    1995                    1994
                                                           -----------------      ------------------      -------------------
                                                            Shares    Price        Shares     Price         Shares    Price
                                                           -----------------      ------------------      -------------------

Outstanding at beginning of year                           207,900   $ 31.59      238,000    $ 26.74       267,800   $ 26.96
Granted                                                     45,000     48.84       36,000      45.15        70,000     30.38
Exercised                                                   (1,800)    15.31      (66,100)     21.52       (37,050)    18.93
Expired or forfeited                                        (1,000)    45.15           --         --       (62,750)    36.37
                                                           --------               --------                 --------
Outstanding at end of year                                 250,100     34.75      207,900      31.59       238,000     26.74
                                                           ========               ========                 ========
Exercisable at end of year                                 122,100   $ 29.40       93,900    $ 27.95       124,100   $ 23.83
                                                           ========               ========                 ========

Concurrent with the adoption of the 1994 Omnibus Plan, the Company adopted the MAXXAM 1994 Non-Employee Director Plan (the "1994 Director Plan"). Up to 35,000 shares of common stock are reserved for awards under the 1994 Director Plan. In May 1996, 1995 and 1994, options to purchase 900 shares, 900 shares and 1,500 shares of common stock, respectively, were granted to three non-employee directors. The exercise prices of these options are $43.88, $31.63 and $36.50 per share, respectively, based on the quoted market price at the date of grant. The options vest at the rate of 25% per year commencing one year from the date of grant. At December 31, 1996, options for 975 shares were exercisable.

SHARES RESERVED FOR ISSUANCE
At December 31, 1996, the Company had 2,703,856 common shares and 1,000,000 Class A Preferred shares reserved for future issuances in connection with various options, convertible securities and other rights as described in this
Note 8.

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

VOTING CONTROL
Federated Development Inc., a wholly owned subsidiary of Federated Development Company ("Federated"), and Mr. Charles E. Hurwitz collectively own 99.1% of the Company's Class A Preferred Stock and 31.3% of the Company's common stock (resulting in combined voting control of approximately 61.1% of the Company). Mr. Hurwitz is the Chairman of the Board, President and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of Federated. Federated is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof.

9. COMMITMENTS AND CONTINGENCIES

COMMITMENTS
Minimum rental commitments under operating leases at December 31, 1996 are as follows: years ending December 31, 1997-$28.2; 1998-$30.5; 1999-$35.1;
2000-$31.1; 2001-$28.4; thereafter-$160.8. Rental expense for operating leases was $34.2, $31.4 and $29.2 for the years ended December 31, 1996, 1995 and 1994, respectively. The minimum future rentals receivable under noncancelable subleases at December 31, 1996 were $46.7.

ENVIRONMENTAL CONTINGENCIES
Kaiser and KACC are subject to a number of environmental laws and regulations, to fines or penalties assessed for alleged breaches of the environmental laws and regulations, and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, (as amended by the Superfund Amendments Reauthorization Act of 1986, "CERCLA") and, along with certain other entities, has been named as a potentia lly responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

Based on Kaiser's evaluation of these and other environmental matters, Kaiser has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in other noncurrent liabilities:

                                              Years Ended December 31,
                                           ------------------------------
                                            1996        1995        1994
                                           ------------------------------
Balance at beginning of year               $  38.9    $  40.1    $  40.9
Additional amounts                             3.2        3.3        2.8
Less expenditures                             (8.8)      (4.5)      (3.6)
                                           -------    -------    -------
Balance at end of year                     $  33.3    $  38.9    $  40.1
                                           =======    =======    =======

These environmental accruals represent Kaiser's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology and Kaiser's assessment of the likely remediation action to be taken. Kaiser expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 for the years 1997 through 2001 and an aggregate of approximately $6.0 thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. Kaiser believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $24.0 and that, subject to further regulatory review and approval, the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ASBESTOS CONTINGENCIES
KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1996, the number of claims pending was approximately 71,100, compared to 59,700 at December 31, 1995. During 1996, approximately 21,100 claims were received and approximately 9,700 were settled or dismissed. A substantial portion of the asbestos-related claims that were filed and served on KACC during 1995 and 1996 were filed in Texas. KACC has been advised by its counsel that, although there can be no assurance, the increase in pending claims may have been attributable in part to tort reform legislation in Texas. Although asbestos-related claims are currently exempt from certain aspects of the Texas tort reform legislation, KACC has been advised that efforts to remove the asbestos-related exemption in the tort reform legislation as well as other developments in the legislative and legal environment in Texas, may be responsible for the accelerated pace of new claims experienced in late 1995 and its continuance in 1996, albeit at a somewhat reduced rate.

Based on past experience and reasonably anticipated future activity, KACC has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed through 2008. There are inherent uncertainties involved in estimating asbestos-related costs and KACC's actual costs could exceed these estimates. KACC's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $136.7, before consideration of insurance recoveries, is included primarily in other noncurrent liabilities at December 31, 1996. While KACC does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial. KACC estimates that annual future cash payments in connection with such litigation will be approximately $8.0 to $17.0 for each of the years 1997 through 2001, and an aggregate of approximately $80.0 thereafter.

KACC believes that it has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. KACC believes, based on prior insurance-related recoveries with respect to asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges LLP with respect to applicable insurance coverage law relating to the terms and conditions of these policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $109.8 determined on the same basis as the asbestos-related cost accrual, is recorded primarily in long-term receivables and other assets at December 31, 1996.

KACC continues to monitor claims activity, the status of lawsuits (including settlement initiatives), legislative progress, and costs incurred in order to ascertain whether an adjustment to the existing accruals should be made to the extent that historical experience may differ significantly from KACC's underlying assumptions. While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, KACC currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

OTS CONTINGENCY AND RELATED MATTERS
On December 26, 1995, the United States Department of Treasury's Office of Thrift Supervision ("OTS") initiated a formal administrative proceeding against the Company and others by filing a Notice of Charges (the "Notice"). The Notice alleges, among other things, misconduct by the Company, Federated Development Company ("Federated"), Mr. Charles Hurwitz and others (the "respondents") with respect to the failure of United Savings Association of Texas ("USAT"), a wholly owned subsidiary of United Financial Group Inc. ("UFG"). The Notice claims that the Company was a savings and loan holding company, that with others it controlled USAT, and that it was therefore obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other respondents, including, among other things, allegations that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. The OTS, among other things, seeks unspecified damages in excess of $138.0 from the Company and Federated, civil money penalties and a removal from, and prohibition against the Company and the other respondents engaging in, the banking industry. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. Accordingly, it is impossible to assess the ultimate impact, if any, of the outcome this matter may have on the Company's consolidated financial position, results of operations or liquidity.

On August 2, 1995, the Federal Deposit Insurance Corporation ("FDIC") filed a civil action entitled Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz (No. H-95-3956) (the "FDIC action") in the U.S. District Court for the Southern District of Texas (the "Court"). The original complaint against Mr. Hurwitz seeks damages in excess of $250.0 based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The original complaint further alleges, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and MAXXAM maintained the net worth of USAT. The Court has joined the OTS as a party to the FDIC action and granted the motions to intervene filed by the Company and three other respondents in the OTS administrative proceeding. The OTS is seeking to be dismissed from the FDIC action. On January 15, 1997, the FDIC filed an amended complaint which seeks, conditioned on the OTS prevailing in its administrative proceeding, unspecified damages from Mr. Hurwitz relating to amounts the OTS does not collect from the Company and Federated with respect to alleged obligations to maintain USAT's net worth.

The Company's bylaws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can, under certain circumstances, include amounts other than defense costs, including judgments and settlements. The Company has concluded that it is unable to determine a reasonable estimate of the loss (or range of loss), if any, that could result from this contingency. Accordingly, it is impossible to assess the ultimate outcome of the foregoing matters or its potential impact on the Company's consolidated financial position, results of operations or liquidity.

OTHER MATTERS
The Company is involved in various other claims, lawsuits and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters and it is presently impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

10. DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

At December 31, 1996, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, (based on an average price of $1,610 per ton ($.73 per pound) of primary aluminum), natural gas and fuel oil forward purchase and option contracts, and forward foreign exchange contracts, was approximately $10.5. However, increases in the price of primary aluminum during January 1997 caused KACC's net hedging position at January 31, 1997 to change to an unrealized loss of approximately $2.2. Any gains or losses on the derivative contracts utilized in KACC's hedging activities are offset by losses or gains, respectively, on the transactions being hedged.

ALUMINA AND ALUMINUM
Kaiser's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Primary aluminum prices have historically been subject to significant cyclical price fluctuations. Alumina prices as well as fabricated aluminum product prices (which vary considerably among products) are significantly influenced by changes in the price of primary aluminum but generally lag behind primary aluminum price changes by up to three months. During the period January 1, 1993 through December 31, 1996, the average Midwest United States transaction price for primary aluminum has ranged from approximately $.50 to $1.00 per pound.

From time to time in the ordinary course of business, KACC enters into hedging transactions to provide price risk management in respect of the net exposure of earnings resulting from (i) anticipated sales of alumina, primary aluminum and fabricated aluminum products, less (ii) expected purchases of certain items, such as aluminum scrap, rolling ingot, and bauxite, whose prices fluctuate with the market price of primary aluminum. Forward sales contracts are used by KACC to effectively lock-in or fix the price that KACC will receive for its shipments. KACC also uses option contracts (i) to establish a minimum price for its product shipments, (ii) to establish a "collar" or range of price for KACC's anticipated sales and/or (iii) to permit KACC to realize possible upside price movements. As of December 31, 1996, KACC had sold forward, at fixed prices, approximately 70,000 and 93,600 tons of primary aluminum with respect to 1997 and 1998, respectively. As of December 31, 1996, KACC had also purchased put options to establish a minimum price for approximately 202,700 and 52,000 tons with respect to 1997 and 1998, respectively, and had entered into option contracts that established a price range for an additional
165,600 tons with respect to 1998. During January 1997, KACC entered into additional option contracts that establish a price range for 51,500, 60,000 and 51,000 tons with respect to 1997, 1998 and 1999, respectively. During January 1997 KACC also sold forward, at fixed prices, an additional 24,000 tons with respect to 1999.

As of December 31, 1996, KACC had sold forward approximately 90% of the alumina available to it in excess of its projected internal smelting requirements for 1997 and 1998. Virtually all of such 1997 and 1998 sales were made at prices indexed to future prices of primary aluminum.

ENERGY
KACC is exposed to energy price risk from fluctuating prices for fuel oil and natural gas consumed in the production process. Accordingly, KACC from time to time in the ordinary course of business enters into hedging transactions with major suppliers of energy and energy related financial instruments. As of December 31, 1996, KACC had a combination of fixed price purchase and option contracts for the purchase of approximately 40,000 MMBtu of natural gas per day during the first and second quarter of 1997, and for 25,000 MMBtu of natural gas per day for the period July 1997 through December 1998. At December 31, 1996, KACC also held option contracts for an average of 152,000 barrels of fuel oil per month for 1997 and 174,000 barrels of fuel oil per month for 1998.

FOREIGN CURRENCY
KACC enters into forward foreign exchange contracts to hedge material cash commitments to foreign subsidiaries or affiliates. At December 31, 1996, KACC had net forward foreign exchange contracts totaling approximately $81.6 for the purchase of 110.0 Australian dollars from January 1997 through June 1998, in respect of its commitments for 1997 and 1998 expenditures denominated in Australian dollars.

11.   SEGMENT INFORMATION

The following tables present financial information by industry segment and by geographic area at December 31, 1996 and 1995 and for the three years ended December 31, 1996, 1995 and 1994.

INDUSTRY SEGMENTS

                                                                                               Real
                                                             Bauxite                Forest    Estate
                                                    Years      and     Aluminum    Products  and Other
                                                    Ended    Alumina  Processing  Operations Operations  Corporate    Total
                                                    -------------------------------------------------------------------------
Sales to unaffiliated customers                      1996    $ 508.0   $1,682.5    $ 264.6    $  88.2     $   --    $2,543.3
                                                     1995      514.2    1,723.6      242.6       84.8         --     2,565.2
                                                     1994      432.5    1,349.0      249.6       84.6         --     2,115.7

Operating income (loss)                              1996      (10.7)     114.4       73.0      (12.0)     (33.4)      131.3
                                                     1995       37.2      179.3       74.3      (13.6)     (19.6)      257.6
                                                     1994        5.6      (55.9)      79.1      (10.0)     (11.5)        7.3

Equity in earnings (loss) of
   unconsolidated affiliates                         1996        1.8        7.0         --        2.3         --        11.1
                                                     1995        3.5       15.7         --        (.1)        --        19.1
                                                     1994       (4.6)       2.7         --         --      (13.1)      (15.0)

Depreciation and depletion                           1996       30.2       59.9       27.2        5.7         .5       123.5
                                                     1995       30.0       58.4       25.3        6.2        1.0       120.9
                                                     1994       32.3       57.2       24.7        5.9        1.0       121.1

Capital expenditures                                 1996       31.6      128.7       15.2        10.7        .4       186.6
                                                     1995       30.2       49.2        9.9         8.2        .2        97.7
                                                     1994       29.4       40.6       11.3         7.6        .4        89.3

Investments in and advances to
    unconsolidated affiliates                        1996      121.5       46.9         --        11.1        --       179.5
                                                     1995      130.3       47.9         --        10.9        --       189.1

Identifiable assets                                  1996    1,032.1    1,852.8      681.2       207.1     342.5     4,115.7
                                                     1995      981.0    1,763.8      678.1       236.4     173.0     3,832.3

Sales to unaffiliated customers exclude intersegment sales between bauxite and alumina and aluminum processing of $181.6, $159.7 and $146.8 for the years ended December 31, 1996, 1995 and 1994, respectively. Intersegment sales are made on a basis intended to reflect the market value of the products.

Operating losses for Corporate represent general and administrative expenses of MAXXAM Inc. that are not attributable to the Company's industry segments. General and administrative expenses of Kaiser are allocated in the Company's industry segment presentation based upon those segments' ratio of sales to unaffiliated customers.

GEOGRAPHICAL INFORMATION
The Company's operations are located in many foreign countries, including Australia, Canada, the Peoples Republic of China, Ghana, Jamaica, and the United Kingdom. Foreign operations in general may be more vulnerable than domestic operations due to a variety of political and other risks. Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products. Geographical area information relative to operations is summarized as follows:

                                                    Years                                       Other
                                                    Ended    Domestic   Caribbean    Africa    Foreign   Eliminations    Total
                                                    ---------------------------------------------------------------------------
Sales to unaffiliated customers                      1996    $1,962.8    $ 201.8     $ 198.3   $ 180.4     $    --     $2,543.3
                                                     1995     1,916.9      191.7       239.4     217.2          --      2,565.2
                                                     1994     1,597.4      169.9       180.0     168.4          --      2,115.7

Sales and transfers among geographic areas           1996          --      116.9          --     206.0      (322.9)          --
                                                     1995          --       79.6          --     191.5      (271.1)          --
                                                     1994          --       98.7          --     139.4      (238.1)          --

Operating income (loss)                              1996        37.9        1.6        27.8      64.0          --        131.3
                                                     1995        79.0        9.8        83.5      85.3          --        257.6
                                                     1994       (65.3)       9.9        18.3      44.4          --          7.3

Equity in earnings (loss) of
    unconsolidated affiliates                        1996         2.6         --          --       8.5          --         11.1
                                                     1995         (.3)        --          --      19.4          --         19.1
                                                     1994       (12.9)        --          --      (2.1)         --        (15.0)

Investments in and advances to
    unconsolidated affiliates                        1996        11.6       25.3          --      142.6         --        179.5
                                                     1995        12.1       27.1          --      149.9         --        189.1

Identifiable assets                                  1996     3,318.4      391.2       194.7      211.4         --      4,115.7
                                                     1995     3,037.0      381.9       196.5      216.9         --      3,832.3

Included in results of operations are aggregate foreign currency translation and transaction gains of $5.3 for the year ended December 31, 1995. Foreign currency translation and transaction gains were immaterial in 1996 and 1994.

Export sales were less than 10% of total revenues during the years ended December 31, 1996, 1995 and 1994. For the years ended December 31, 1996 and 1995, sales to any one customer did not exceed 10% of consolidated revenues. For the year ended December 31, 1994, the Company had bauxite and alumina sales of $58.2 and aluminum processing sales of $147.7 to one customer.

12.   SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                              Years Ended December 31,
                                                                                          ---------------------------------
                                                                                            1996        1995         1994
                                                                                          ---------------------------------
Supplemental information on non-cash investing and financing activities:
    Capital spending accrual excluded from investing activities                           $  13.5     $    --      $    --
    Contribution of property in exchange for joint venture interest, net of
      deferred gain of $8.6                                                                    --         1.3           --
    Net margin borrowings (repayments) for marketable securities                               --        (6.9)         5.9
    Reduction of stockholders' deficit due to redemption of Kaiser preferred stock             --       136.2           --
Supplemental disclosure of cash flow information:
    Interest paid, net of capitalized interest                                            $ 156.8     $ 162.8      $ 149.3
    Income taxes paid, net                                                                   21.5        30.3         18.3

QUARTERLY FINANCIAL INFORMATION (UNAUDITED), MARKET FOR COMMON EQUITY
   AND RELATED MATTERS

(In millions of dollars, except share amounts)
-------------------------------------------------------------------------------


Summary quarterly financial information for the years ended December 31, 1996 and 1995 is as follows:

                                                                    Three Months Ended
                                                     ---------------------------------------------------
                                                     March 31    June 30    September 30     December 31
                                                     ---------------------------------------------------
1996:
    Net sales                                        $ 612.2     $ 667.7      $ 641.2          $ 622.2
    Operating income                                    53.2        46.0          9.6             22.5
    Net income (loss)                                    5.8        16.9          5.3             (5.1)
    Per common and common equivalent share:
      Net income (loss)                                  .61        1.78          .56             (.54)
    Common stock market price(1):
      High                                            48 7/8      50 7/8          45            47 3/4
      Low                                             35 3/8      39 1/4        35 3/4          37 1/8

1995:
    Net sales                                        $ 581.3     $ 673.3       $ 638.0         $ 672.6
    Operating income                                    40.6        81.9          64.4            70.7
    Net income (loss)                                   (1.0)       25.4          10.7            22.4
    Per common and common equivalent share:
      Net income (loss)                                 (.11)       2.69          1.13            2.37
    Common stock market price(1):
      High                                            33 1/8      36 1/8        67 5/8          48 5/8
      Low                                             27 1/4      28 3/4        35 5/8          30 3/4

(1)The Company's common stock is traded on the American, Pacific and Philadelphia Stock Exchanges. The stock symbol is MXM. This table sets forth for the calendar periods indicated the high and low sales prices per share of the Company's common stock as reported on the American Stock Exchange Consolidated Composite Tape.